CYPRESS

2011 ANNUAL REPORT

"The good news is that we have already done—market willing—everything required in R&D and manufacturing to produce $1 billion in revenue and $1.00-plus in EPS in 2011."

T.J. Rodgers, 2010 Annual Report



MILLIONS OF UNITS
UNITS SHIPPED
2,750
2,500
2,250
2,000
1,750
1,500
1,250
1,000
750
500
250
0
SRAM
1 BILLION UNITS =
100 MILLION UNITS/YEAR FOR 1 DECADE
USB
PSoC
Cypress IPO
1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011
YEAR ENDING

PSoC® Joins SRAM and USB in the 1 Billion Unit Club: PSoC passed the 1-billion mark in units shipped during 2011, joining SRAMs and USB controllers as Cypress products that have shipped in very high volume and become industry standards.

CYPRESS

PERFORM

CYPRESS USB: THE WORLDWIDE MARKET LEADER

Cypress entered the Universal Serial Bus market in 1996 with the goal of "Making USB Universal." Since then, we have shipped over 1.2 billion USB controllers and become the worldwide market leader. Cypress offers the industry's most complete USB portfolio – from the 1.5 megabits per second (Mbps) throughput of its Low-Speed USB 1.1 devices to the ultrafast 5-Gbps connection speed of its USB 3.0 SuperSpeed solutions.

Over the next three years, the USB 3.0 standard is expected to contribute more than two billion units to the growing USB market, as shown in the graph at right. Cypress's EZ-USB® FX3 controller, and its West Bridge® Benicia™ storage solution for mobile and tablet applications, are uniquely positioned to tap into the significant expansion of the USB 3.0 standard—which delivers connectivity and the seamless transfer of music, video and images across a broad range of devices from PCs to cameras, printers, medical imaging equipment and storage devices.

WORLDWIDE USB-ENABLED DEVICE SHIPMENTS & FORECAST: 2011-2015


Millions of Units
6,000
5,000
4,000
3,000
2,000
1,000
0
USB 3.0
USB 2.0
USB 1.1
2011
2012
2013
2014
2015

Source: 2011 Intel Developer Forum

TARGETING THE USB 3.0 SUPERSPEED MARKET

At the heart of Cypress's FX3 solution is a 200 MHz, 32-bit ARM9 core and a flexible, 32-bit General Programmable Interface (GPIF II) that enables customers to add USB 3.0 connectivity to any system, simplifying designs and improving their time-to-market. In just three quarters, our FX3 product has garnered more than 350 active designs in applications such as data acquisition, gaming, biometric scanning, medical imaging, and machine vision.

Cypress is part of the USB Implementers Forum – the governing USB standards body. FX3 is part of the USB-IF "Golden Tree" of device controllers, meaning that it will be used to create test conditions for USB hosts and hubs. This makes it an important growth catalyst in the fast-growing USB 3.0 ecosystem.

CYPRESS FX3 DESIGN RAMP


Total Active Designs
400
300
200
100
0
Q111
Q211
Q311
Q411

DATA THROUGHPUT/FLEXIBILITY

FX1

- USB 1.1 (12 Mbps)
- 8-bit 8051 @ 48 MHz
- Up to 16-bit GPIF™ @ 48 MHz



Wireless Keyboard and Mouse

FX2

- USB 2.0 (480 Mbps)
- 8-bit 8051 @ 48 MHz
- Up to 16-bit GPIF™ @ 48 MHz



Monitor



Set Top Box

FX3

- USB 3.0 (5 Gbps)
- 32-bit ARM9 @ 200 MHz
- Up to 32-bit GPIF™ II @ 100 MHz



Medical Imaging



Protocol Analyzer



Camera



Printer

More Applications ⟶ Higher Volume

FELLOW SHAREHOLDERS: *

INTRODUCTION

In the last sentence of Cypress's 2010 Annual Report, I wrote, "The good news is that we have already done—market willing—everything required in R&D and manufacturing to produce $1 billion in revenue and $1.00-plus in EPS in 2011." Although the chip market did slow down considerably at year end, Cypress performed well in 2011, with $0.995 billion in revenue—or 12.6% year-on-year growth vs. 0.4% for the semiconductor industry overall. Our Programmable System-on-Chip (PSoC®) business drove our growth with $410 million in 2011 revenue, almost double our 2010 PSoC revenue of $208 million.

Cypress's 12.6% revenue growth—combined with a rigorous cost-reduction effort that held operating expense growth to just 5.0%—led to 24.1% profit before tax (PBT) in 2011, our best in a decade. (Our PBT record was 32.6%, set in the dot-com boom year of 2000.) Our EPS—further bolstered by the repurchase of 36 million shares during the year—was $1.25, up 33% from the $0.94 reported in 2010, and the second best ever for Cypress (also vs. 2000).

In each of the past three years, Cypress has broken its longstanding 2000 year-end share price record of $9.15. Our year-end share price was $10.56 in 2009 and $18.58 in 2010. Unfortunately, after performing well for the first eight months of 2011, our share price finished the year at $16.89 in a softening market. Nonetheless, our 2011 share price outperformed the Philadelphia Semiconductor Index (SOX) by 2.4 percentage points, although it was a Pyrrhic victory: Cypress share price declined by 9.1% in 2011 vs. a decline of 11.5% for the SOX.

FINANCIALS

Our quarterly revenue and PBT for the last three years, graphed in *Figure 1*, showed consistent improvement, culminating in $1.0 billion in revenue and 24.1% PBT in 2011.

REVENUE AND PROFIT BEFORE TAX


$ MILLIONS
300
250
200
150
100
50
0
-50
139
156
179
194
202
223
232
227
233
255
265
242
REVENUE
-21%
-2%
11%
16%
19%
23%
26%
23%
21%
25%
27%
23%
PBT
Q109 Q209 Q309 Q409 Q110 Q210 Q310 Q410 Q111 Q211 Q311 Q411

Figure 1. Cypress's revenue dropped to only $139 million in Q1 of 2009 during a sharp recession, after which it grew consistently over the next two years due to a ramp in PSoC sales. Beginning in Q210, our PBT exceeded 20% for seven consecutive quarters, and averaged 24.1% in 2011.

Cypress's 10-year revenue trend is shown in *Figure 2.*

REVENUE


$ MILLIONS
1,200
1,000
800
600
400
200
0
775
832
938
808
855
822
766
668
884
995
2002 2003 2004 2005 2006 2007 2008 2009 2010 2011

Figure 2. Cypress's 2011 revenue of $995 million was the best we have achieved in the past decade, due to strong revenue growth in PSoC, which passed Static Random Access Memories (SRAMs) as our biggest product line. Furthermore, 2011 was our third-best revenue year, after the SRAM boom years of 1995 and 2000. Nonetheless, the $1 billion barrier still looms, and we are committed to breaking through it.

The two primary reasons behind our inability to penetrate the $1 billion revenue barrier are, first, our divestiture over the last five years of eight unaligned businesses with $165 million in revenue, and second, the decline of the Static Random Access Memory (SRAM) market from $6 billion in 2000 to about $1 billion today. The SRAM market consists of a base of $1 billion and a variable component that grows dramat-

* This report is written so that time-constrained shareholders can read the introduction, the 16 figures and captions, and the conclusion—and get 80% of the information.

ically whenever SRAMs are designed into a new, high-volume product, such as personal computers (1996), cell phones (2000) or datacom routers and switches (2002). These peaks in the SRAM business decline after a few years, as the discrete SRAMs we sell are integrated into system chips; for example, into an Intel microprocessor.

PSoC was invented as part of a strategy to flatten the SRAM rollercoaster. At $410 million in revenue, it became slightly larger than the SRAM business in 2011. (Cypress's approximate revenue breakdown is $400 million in SRAM, $400 million in PSoC, $100 million in USB and $100 million in other areas.)

Another strategy we have employed to break through the $1 billion barrier is to create internal startup companies, whose revenues we aggregate and report as the "Emerging Technology Division" (ETD), as shown in *Figure 3*.

EMERGING TECHNOLOGY DIVISION REVENUE



$ MILLIONS
50
45
40
35
30
25
20
15
10
5
0
8.1
17.8
31.4
47.1
2009
2010
2011
2012E

Figure 3. Cypress's Emerging Technology Division (ETD) revenue increased 76% in 2011 to $31.4 million. After PSoC, ETD is our most significant source of non-SRAM revenue growth. In 2011, ETD consisted of six businesses: Cypress Envirosystems (energy-saving wireless thermostats), AgigA Tech (very large non-volatile memories for PC servers), Optical Navigation Systems (optical "finger navigation" modules for cell phones), the China-based Business Units (PSoC chips for electric bikes and PSoC-based trackpads for laptop PCs) and DecaTech (advanced chip interconnect leveraging SunPower technology). We expect ETD revenue to grow about 50% to $47.1 million in 2012.

One of our startups, Cypress Microsystems, began operations in Seattle in 2000, invented PSoC, and then spun into Cypress in 2005. Although Cypress Microsystems was our most transformative startup, SunPower was the most financially successful. It was launched to help Cypress break through the $1 billion revenue barrier—and it succeeded. We reported $1.09 billion in revenue in 2006 and $1.60 billion in 2007, but those years were restated to Cypress-only revenue after we spun SunPower out to our shareholders in 2008. That $2.6 billion spinout, executed when SunPower's share price was about $57, was well-timed in retrospect. SunPower's share price is now below $10, even though it is a profitable $2.2 billion company. (The solar industry is currently suffering through a product glut.)

During the past three years, we have intensified our effort to drive down operating expenses, or opex, which consists of the combined expenses of R&D, G&A and S&M. In 2011, our opex of $334 million represented 33.5% of sales vs. our long-term corporate goal of 30%. This is the best we have done in a decade, as shown in *Figure 4*.

OPERATING EXPENSES



$ MILLIONS
400
380
360
340
320
300
280
260
240
220
200
-1.5% per year in dollars
49.4%
42.5%
39.8%
44.4%
41.7%
39.6%
46.1%
44.5%
35.9%
33.5%
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011

Figure 4. Cypress's opex is graphed in dollars and labeled with opex as a percentage of sales. Despite our revenue growth, Cypress's opex has *declined in absolute dollars* over the last decade at the rate of 1.5% per year, from $383 million in 2002 to $334 million in 2011. As a percentage of sales, opex was 49.4% in 2002, and dropped 15.9 percentage points to 33.5% in 2011. Our long-term corporate financial goals are to produce 60% gross margin, spend 30% on opex and produce 30% pretax profit—the 60/30/30 model. In 2011, we achieved 57.3% gross margin, 33.5% opex and 24.1% pretax profit.

Fewer Sites. Cypress drives down opex by reducing its number of sites, headcount and discretionary expenses. By the end of 2011, we had reduced our site count to 57 from 69 in 2009, when we began the program.

Lower Headcount. Our headcount also dropped in 2011, by 4.3% to 3,406 from 3,560 in 2010. In last year's Annual Report, I stated that we added only 10 net people to the company during 2010, despite 13%

revenue growth. However, we turned over 448 employees due to attrition, restructuring and reductions in force, while hiring 458 new employees—in exactly the positions where we needed them. Likewise, in 2011, our net total headcount was reduced by 156—by turning over 701 employees and hiring back 545 employees, mostly into different and more essential positions than the ones vacated. The largest headcount reduction occurred at our Cypress Manufacturing Limited (CML) plant, where we shut down our manual assembly and test operation in favor of the much more efficient "Autoline" robotic assembly and test lines described in last year's Annual Report.

We were able to reduce our total headcount while making over 500 targeted hires, by using the "Hiring Auction," a business process that we have refined over the last three years. Its basic premise is simple: With a 10% turnover rate, Cypress loses about seven employees to attrition each week. We do not automatically rehire into those positions. Instead, each week in the executive staff meeting, we ask "What seven positions are the most important for Cypress to fill?" To help answer that question, our HR department combines the prioritized lists of key hires from our executive vice presidents. In each staff meeting, we may have a spirited debate, but within the allotted time of 15 minutes, we decide which seven people are the most important to hire. After 50 weeks, the Hiring Auction delivers 350 new people—without adding any net employees.

The Hiring Auction has produced a dramatic 54% improvement in our revenue-per-employee metric in just two years, as shown in *Figure 5*.

Of course, there are complications to the Hiring Auction process. We deal with salary dollars, not actual headcount. Contractors, part-time and temporary employees must be accounted for. When there is a large reduction in force, such as the assembly and test shutdown, I make the decision on how many of the salary dollars will be dropped to the bottom line for shareholders vs. being returned to the Hiring Auction. (In the case of the assembly and test shutdown, we added back only a few engineers at other sites.) Finally, we also set aside 20% of our weekly Hiring Auction budget exclusively for hiring new college graduates.

A majority of the time, we receive no request to rehire into a vacated position. Instead, the organization losing

REVENUE PER EMPLOYEE



$ THOUSANDS
300
250
200
150
100
50
0
190
206
226
195
195
189
187
189
249
292
Hiring Auction
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011

Figure 5. From 2002 through 2009, Cypress's annual revenue per employee was relatively constant, at about $200,000. In 2009, in response to a sharp recession, we began to hire back only some of the employees lost by weekly attrition. In addition, we hired key new employees, not just replacements. We dubbed this new business process the "Hiring Auction." As a result, while our revenue increased 49% from $668 million in 2009 to $995 million in 2011, our headcount dropped from 3,550 to 3,406, resulting in a 54% increase in revenue per employee in just two years.

an employee reorganizes or becomes more efficient to offset the attrition. When an employee in a critical position does leave, the new employee goes through the Hiring Auction just like any other, but with high priority.

Lower Costs. Finally, we continuously reduce all corporate expenses with our "World Class Cost" (WCC) program. The idea behind WCC is to get a large number of people actively working in parallel to simultaneously reduce the cost of hundreds of line items. In our detailed 2012 WCC plan, we have 172 employee project "owners" working on 514 individual cost-reduction projects. These projects are grouped together into "trackers," which aggregate cost savings in a given area; for example, all projects that save energy cost in our San Jose headquarters. Overall, there are 95 trackers run by 54 managers. The trackers are subsequently rolled up into six divisional WCC plans, one for each of our four divisions, one for manufacturing and one for opex. A finance person is assigned to audit each tracker. A senior executive runs the WCC program as his only responsibility.

For 2012, we have identified $25.2 million in WCC savings. Eighty percent of the savings are included in our Annual Operating Plan; that is, they must be achieved to make the plan. The other 20% is reserved to cover misses to the WCC plan. That $25.2 million in savings sounds big, but it is only 3.3% of the approximately $750 million we spend annually. But even 3.3% in total WCC savings generates about $0.14 in EPS.

The majority of our WCC efforts reduce manufacturing costs and therefore improve gross margin. Cypress's gross margin for the last decade is shown in *Figure 6*.



GROSS MARGIN
60%
50%
40%
30%
43.0%
48.3%
48.7%
43.2%
48.3%
47.0%
48.5%
47.2%
58.7%
57.3%
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011

Figure 6. As a mostly-SRAM company in the 2002-2009 timeframe, Cypress's gross margin was typically 48% in good years and 43% in recession years. After PSoC became economically significant in 2010, and our SRAM business took the benefit of our "No More Moore" strategy, our gross margin jumped to the 57% to 59% level. In 2011, we fell short of our long-term corporate goal of 60% gross margin by 2.7 percentage points. Our World Class Cost (WCC) plan for 2012 has identified $22.4 million (about 2.3 percentage points) in manufacturing cost reductions.

Cypress's EPS for the last decade and a regression line are shown in *Figure 7*.



EARNINGS PER SHARE
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
($0.20)
($0.40)
($0.30)
$0.28
$0.65
($0.07)
$0.37
$0.48
$0.20
$0.10
$0.94
$1.25
EPS growth: 10% per year
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011

Figure 7. Cypress's annual EPS is graphed for the last decade, along with a linear regression line. Cypress's 2011 EPS of $1.25, our second best ever, is 33% higher than that of 2010, another good year in which we recorded $0.94 in EPS. We were also profitable in the recession year of 2009, beating our performance for the other recession years in the graph, 2002 and 2005. There are huge fluctuations in our actual EPS vs. the regression line due to the booms and busts of the semiconductor industry, but the regression line has a long-term slope of 10% EPS growth per year.

PSoC

Our flagship PSoC product line delivered record revenue of $410 million in 2011, as shown in *Figure 8*.



PSoC REVENUE
$ MILLIONS
450
400
350
300
250
200
150
100
50
0
0.215
2.02
5.52
12.2
47.6
95
140
141
149
208
410
CapSense
TrueTouch
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011

Figure 8. PSoC lifetime revenue trend. The two big spurts in PSoC revenue growth were driven by the broad replacement of mechanical buttons with electronic buttons (our CapSense® technology) and the adoption of touchscreens in cell phones and other consumer electronics products (our TrueTouch® technology).

Our two most important sources of revenue growth were CapSense (PSoC used to control touch buttons) and TrueTouch (PSoC used to control cell phone touchscreens). We used PSoC's ability to be programmed simply and quickly to create a solution for the buttons and click wheel on the original 2005 Apple iPod nano, taking share in the capacitive sensing market, where we hold the No. 1 position today with about 30% market share. Similarly, when the Apple iPhone was introduced in 2007 (with Apple proprietary chips), it caused an explosion in demand for touchscreen chips. We developed touchscreen firmware IP, programmed a 2004-vintage PSoC to enter the touch sensing market quickly and took approximately 25% market share, making us No. 1 or No. 2 in that market today.

We expect PSoC to grow more modestly in 2012. While our 2011 growth was driven by cell phones, that revenue will remain relatively constant in 2012, with our growth coming from PSoC-based trackpads for laptop PCs and from our PSoC 3 and PSoC 5 general-purpose product families.

TrueTouch. Our TrueTouch revenue will hold the high-water mark achieved in 2011 with a new chip that only engineers could have named: Touch Screen Generation 4, or TSG4. In this case, a compelling marketing name is unnecessary because TSG4 sells to the world's Top 10 cell phone manufacturers, some of the most sophisticated electronics companies in the world, who know exactly what TSG4 can do. I believe TSG4, as described below, will be our most successful touchscreen chip ever, based on the experience we gained in shipping more than 150 million units of TSG3.

Our customers wanted more computing power. Despite the slight cost increase, we replaced our own, more cost-efficient 8-bit microcontroller with a powerful ARM 32-bit microcontroller in TSG4. Many cell phone users have tapped on or swiped across a touchscreen—both called "single-finger gestures." More advanced cell phones feature two-finger gestures such as pinch, zoom and rotate. Today, cell phone manufacturers want to track *10* fingers. I do not anticipate the use of 10-finger semaphores in cell phones; however, when users wrap their fingers around a cell phone, they generate inadvertent touches on the edges of the touchscreen, and those spurious signals must be tracked and subtracted from the intended gestures. Or, if a user is writing on a tablet with a stylus, the imprint of the back of the writing hand must be tracked and removed from the stylus signal. These are the mechanisms that drive the requirement for 10-finger tracking in the TSG4 chip.

Our customers wanted their products not only to "read" more fingers, but to read them faster as well. We have increased the touchscreen "frame rate" on TSG4 to 400 frames per second to capture fast finger gestures or stylus movements more accurately. Alternatively, the screen refresh rate of TSG4 can be dropped to a perfectly acceptable 100 frames per second (television runs at 30 frames per second) to reduce power by a factor of four. This is really not necessary with TSG4, because it draws only 2 milliwatts of power, so low that a typical cell phone battery would power it for months, meaning that chips other than TSG4 will dominate cell phone battery life.

Our customers also wanted a better signal-to-noise ratio (SNR), a key touchscreen metric. The SNR is calculated by measuring the electric signal that comes from a touchscreen while it is being touched by a single (robotic) finger, and dividing that signal by the noise signal that emanates from an untouched touchscreen. As one might imagine, the signal from the touch of a human finger is tiny, requiring high amplification. This is somewhat analogous to tuning a radio between channels and turning the volume all the way up—the sound of static is the noise, and the art of touchscreen technology is to clearly differentiate a signal that is barely above the noise level.

This SNR problem has been tackled for years by analog integrated circuit companies, but PSoC provides system-level solutions to the problem, much more powerful than those available in a well-designed low-noise amplifier. For example, the greatest sources of noise in touch phones are the large signals that drive the color display, which is only about one millimeter away from the hypersensitive touchscreen sensor. TSG4 eliminates this noise systematically. We reserve a (ninth) sensing channel on the chip specifically to "listen" to the periodic noise of the display driver. That "knowledge" of driver noise is used by the 32-bit microcontroller to control the timing of touch measurements so that they occur *between noise spikes* from the display.

Finally, the SNR improvement in TSG4 that caught our competitors most by surprise was our high-voltage (10-volt) touchscreen sensor driver, a non-trivial task on advanced CMOS processes that are constrained to run on low voltages. Our competitors use signals of approximately 2.5 volts to drive the touchscreen sensor. However, the SNR can be improved not just by lowering the noise, but also by raising the signal voltage. Our TSG4 chip runs on a common 1.8-volt power supply but boosts that supply voltage on-chip to 10 volts to drive extra signal into the touchscreen sensor. We knew we had a winner with this feature when one of our competitors bragged about improving their SNR ratio by another method—and then converted that improvement back to an "equivalent" high-voltage drive level.

User Interface (UI) Market Leadership. Cypress uses the flexibility of PSoC to participate in more UI markets than any of our competitors: 1) TrueTouch competes with Atmel and Synaptics, 2) CapSense competes with multiple competitors, mostly not well-known and none our size, 3) our ONS finger navigation competes with Avago and 4) our new PC trackpad products compete with Synaptics. A PC trackpad sensor is very similar to a cell phone touchscreen sensor. Consequently, multifinger gestures are working their way into laptop PC trackpads and will dominate ultrabooks and

Windows 8 notebooks in the near future. We entered this $450 million market last year and expect to have significant revenue in 2012.

There are two primary benefits to participating in all four segments of the UI market. First, we can reuse system solutions, as in the case of PC trackpads and cell-phone touchscreens; and second, we are uniquely positioned to address the needs of customers who use two or more of our UI solutions on one product; for example, CapSense buttons with ONS finger navigation.

Overall, our UI revenue has grown from $93 million in 2009 to $350 million in 2011. We also have built a comprehensive UI patent portfolio with 72 issued patents and 238 pending patents.

PSoC 3 and PSoC 5. In 2009, I was invited to give the keynote address at the Electronic Systems Conference in Boston to introduce our new PSoC 3 and PSoC 5 products. We listened carefully to our 8,000 PSoC 1 customers and provided them with the improvements they sought in PSoC 3 and PSoC 5. As a result, compared to PSoC 1, PSoC 5 has 25 times the computational performance (due to its ARM processor), 10 times the number of programmable gates, 256 times more accurate analog circuits that are 30 times faster, and three times lower power consumption. PSoC 3 and PSoC 5 produced their first significant revenue in 2011.

As of year end, our PSoC 3 and PSoC 5 customers also had downloaded 21,005 copies of PSoC Creator™, the platform design software for PSoC 3 and PSoC 5, and purchased 12,679 hardware kits that allow them to design real systems using PSoC 3 and PSoC 5.

We are the first company certified by Apple to implement its proprietary "MFi" communications protocol (Made for iPod I iPhone I iPad) on PSoC 3 and PSoC 5 devices. This protocol allows peripherals like boom boxes, magnetic stripe readers for point-of-sale devices, electronic musical instruments and electronic measurement tools to be connected to an iPod, iPad or iPhone. We've taken the complex MFi protocol and embedded it into our platform design software, PSoC Creator 2.0, as a "component"—a carefully engineered virtual chip with embedded firmware whose icon can be "dragged and dropped" into any schematic. In this case, the component simplifies the MFi connection of an unlimited number of products, such as the MFi guitar interface example on the inside back cover.

BEST-EVER NEW PRODUCT PORTFOLIO

As the cover of this Annual Report clearly shows, Cypress's product portfolio forms a three-legged stool with both our USB and SRAM product families having shipped more units to date than PSoC, albeit with significant head starts.

Universal Serial Bus (USB). In 1995, engineers from our Seattle design group (many of the same team that founded Cypress Microsystems and later invented PSoC) flew to San Jose to encourage me to enter the emerging USB market. I told them that a new PC connection standard would immediately draw 30 or more competitors and that they had to have a compelling idea to get me to invest. They did. And I approved their plan.

Instead of proposing to create families of hardwired USB chips to perform all of the necessary USB functions (mouse, keyboard, printer, disk drive, hub, etc.), they proposed to make a small family of *programmable* USB chips powered by a small microcontroller (the same 8-bit machine that was later used in the PSoC 1 family). Programmability would enable these chips to perform not only basic USB functions, such as connecting a mouse, but also programmable value-added functions, such as click wheels, buttons and LEDs.

Our first chips followed the USB 1.1 standard (12 megabits per second or 12 Mbps) and drove our revenue through 2002. In 2000, the current, ubiquitous, 480-Mbps USB 2.0 standard arrived. We acquired Anchor Chips, a San Diego-based USB company, which also employed our strategy of implementing the USB function with a microcontroller. Our USB 2.0 products drove a second revenue spurt through 2007.

Our primary post-2007 invention was a family of USB 2.0-compatible products dubbed "West Bridge®," three-port controllers that connect a PC (or other system) to both a USB 2.0 port and a memory card reader. West Bridge chips allow the user to download streams of data (a movie, for example) from the Internet onto the memory card at maximum speed without interrupting the function of the PC. The growth from West Bridge drove us past the USB billion-unit mark in 2008, as shown on the front cover.

We reorganized in 2011 to refocus on USB, specifically the new USB 3.0 standard (5 gigabits per second, or 5 Gbps, 10 times faster than the 480-Mbps USB 2.0 standard). We transferred all of our non-USB business units out of our Data Communications Division (DCD) to focus solely on USB. The division was also moved to Bangalore, India, becoming our first non-U.S.-based division, putting it closer to its Asia-centric customers, and making it more cost competitive. Badri Kothandaraman, DCD's executive vice president, moved to Bangalore after 10 years in San Jose, not only to run DCD, but also to integrate our entire 546-person Bangalore site more tightly into Cypress.

The broad deployment of high-definition video is driving USB 3.0. A two-hour (25-gigabyte) HD movie can be downloaded to a PC from the Internet using USB 3.0 in about one minute vs. 14 minutes for USB 2.0. USB 3.0 is also making its way into machine vision, medical imaging and gaming.

Our new USB 3.0 chip, called FX3, follows the FX1 and FX2 architecture with a microcontroller core, this time a powerful ARM9 processor, as shown on the inside front cover. FX3 has been honored by being included in the USB Implementers Forum "Golden Tree" of trusted USB solutions. As such, it will be used to certify the functionality and interoperability of USB products. We have also introduced "Benicia™," the West Bridge chip for USB 3.0. FX3 and Benicia have strong market traction, having already achieved first revenue and 350 active designs.

No. 1 in SRAMs. Our Memory Products Division (MPD) is Cypress's original product line. It has shipped 2.62 billion SRAM units since 1984.

Cypress's first product was the CY7C122 1,024-bit SRAM designed with 1.2-micron CMOS technology on four-inch wafers manufactured by Cypress employees in a Monolithic Memories Inc. (MMI) wafer fabrication plant. Both the fab and Monolithic Memories no longer exist. The CY7C122 mask set hangs framed in our boardroom. Our first big CY7C122 customer, the Digital Equipment Corporation, also no longer exists. One more digression: When Cypress was funded in 1983, we were No. 59 in revenue on the list of the 59 existing American semiconductor companies. Only 18 of the 59 survive today as independent companies. Schumpeter's famous theory of "creative destruction" is a driving force in Silicon Valley.

Our market share in SRAMs has grown consistently over the last decade, as shown in *Figure 9.*

CYPRESS SRAM MARKET SHARE


50%
40%
30%
20%
10%
0%
11%
15%
17%
20%
24%
25%
26%
29%
36%
38%
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011

Source: Market research, company reports, Cypress estimates

Figure 9. Cypress has gained SRAM market share consistently over the last decade. By 2002, Cypress had achieved 11% market share, competing against a who's who of the semiconductor industry. The industry has consolidated over the years. Many American companies (including Intel and AMD) have dropped out of the SRAM market, and several Japanese SRAM companies have merged (Hitachi, Mitsubishi and NEC are now consolidated as Renesas). As we reported in the 2009 Annual Report, Cypress increased market share to 28.7% by year end, giving us the No. 2 ranking, just behind Samsung. We now have 38.3% market share and the No. 1 ranking.

Another reason our SRAM business has gained market share is the breadth of our product line—we currently sell 2,498 different SRAM chips. One might ask why a product that consists of a simple bit-storage plane could possibly ever need that many product variations. Size is the first answer. Our first SRAM stored 1,024 bits of data. Our largest SRAM today, the 144-megabit Quad Data Rate™ (QDR®) synchronous SRAM, contains 147,456 times more memory on one chip. The second answer is shrinking power supplies. For example, as Moore's Law has progressed, we have brought out five versions of our 4-megabit micropower SRAM with power supplies of 5.0, 3.3, 3.0, 2.5 and 1.8 volts. Although all are nominally 4-megabit SRAMs, the newer products use less power, while also being faster and cheaper than their predecessors.

The third, and most interesting, answer to the why-so-many question is that SRAMs must offer the unique capabilities needed in various systems. For example, our micropower SRAMs used in set-top cable and satellite boxes must be able to store critical system information without loss for three years, using only microampere currents from a watch battery. On the other end of the spectrum, our high-speed QDR SRAMs used in switches and routers in the Internet sometimes burn amperes of current and store data at the rate of 80 billion bits per second (equivalent to storing the contents of ten 400-page books per second).

We also supply non-volatile SRAMs that are able to store data permanently without a battery. And, finally, we supply dual-port SRAMs that can communicate with two different processing systems at the same time. These SRAMs are often used in cell phones to connect the applications (feature) processor to the baseband (radio) processor. Cypress's current 2,498-product SRAM offering is outlined in *Figure 10.*

SRAM PRODUCT OFFERINGS

SRAM Family	Typical Applications	No. SRAMs
Micropower	Set-top box, POS Terminals, Portable Devices	624
QDR Synchronous	Networking, Telecom, Communications	287
Non-volatile	Storage Servers, E-Meters, Medical	283
Dual-port	High Definition Imaging, Networking, Medical	271
Fast Asynchronous	IP-Phones, DSLAM Cards, Automotive	399
Synchronous	Video, Industrial, Military, Communications	437
DDR Synchronous	Networking, Telecom, Communications	197
	Grand Total	**2,498**

Figure 10. Cypress supplies 2,498 different SRAMs in seven product families.

SHAREHOLDER VALUE

Cypress has delivered a compound annual share price growth rate of 13.75% since its IPO in 1986, as shown in our lifetime share price history in *Figure 11.*

Cypress's 2011 share price performance relative to the DJIA, NASDAQ and SOX (semiconductor) indices is shown in *Figure 12.*

CYPRESS LIFETIME SHARE PRICE*
MAY 29, 1986 IPO ($0.71) TO DECEMBER 30, 2011 ($16.89)
CAGR 13.75%



$24
$22
$20
$18
$16
$14
$12
$10
$8
$6
$4
$2
$0
IPO $0.71
PC BOOM $4.35
DOT.COM BOOM $9.18
DOT.COM BUST $2.21
DOT.COM BUST 2 $0.61
SUNPOWER PEAK $6.26
"GREAT" RECESSION $2.72
"NEW" CYPRESS $5.22 POST SPWR
2009 CLOSE $10.56
2010 CLOSE $18.58
2011 CLOSE $16.89
May 86
Jul 88
Aug 90
Oct 92
Dec 94
Jan 97
Mar 99
Apr 01
Jun 03
Jul 05
Sep 07
Oct 09
Dec 11

* Adjusted for dividends and splits in 1995 and 2008.

Source: Yahoo Finance

Figure 11. Cypress Semiconductor became a public company on May 29, 1986 at a share price of $0.71, adjusted for splits and the SunPower spinout. Our share price at the end of 2011 was $16.89, giving us a lifetime share-price CAGR of 13.75% per year. The events that drove the peaks and valleys are given as annotations.

CYPRESS 2011 SHARE PRICE GAIN


% GAIN VS. 2010
30
20
10
0
-10
-20
-30
CYPRESS
DJIA
NASDAQ
CYPRESS
SOX
Dec 10
Mar 11
Jun 11
Sep 11
Dec 11

Figure 12. Cypress's share price declined 9.1% in 2011. All of the major indices were also down, except for the Dow Jones Industrial Average (DJIA). The SOX index was down 11.5%, due to softening semiconductor fundamentals in the second half of the year.

Cypress's relative share price performance for the three-year and five-year time frames ending on December 30, 2011 is shown in *Figures 13* and *14*, respectively.

CYPRESS SHARE PRICE GAIN (3 YR)


% GAIN VS. 2008
500
450
400
350
300
250
200
150
100
50
0
-50
CYPRESS
SOX
NASDAQ
DJIA
Dec 08
Jun 09
Dec 09
Jun 10
Dec 10
Jun 11
Dec 11

Figure 13. Cypress's share price appreciated 278% (a CAGR of 55.8%) over the three-year period from December 31, 2008 to December 30, 2011, easily outperforming the relevant indices.

Cypress's fully diluted share count crept up to 198 million shares at the end of 2010, driven primarily by the dilutive impact of the September 2008 SunPower spinout, as shown in *Figure 15*. In 2011, Cypress repurchased 36 million shares to mitigate that dilution.

The two other sets of bars in *Figure 15* show the driving forces behind the share count. The light gray bars show capital expenditures, which drive up share count by

CYPRESS SHARE PRICE GAIN (5 YR)


% GAIN VS. 2006
900
800
700
600
500
400
300
200
100
0
-100
CYPRESS
NASDAQ
DJIA
SOX
Dec 06
Dec 07
Dec 08
Dec 09
Dec 10
Dec 11

Figure 14. Cypress's share price appreciated 530% (a CAGR of 44.5%) over the five-year period from December 31, 2006 to December 30, 2011. During this period, the SOX semiconductor index actually declined 22.0% (a CAGR of -4.8%).

CYPRESS FULLY DILUTED SHARE COUNT

VS. CAPITAL EXPENDITURES AND SUNPOWER SPINOUT OPTION COUNT


MILLIONS
200
180
160
140
120
100
80
60
40
20
0
132
150
167
174
180
174
166
183
198
191
175
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
Q411
SHARE COUNT
CAPITAL EXPENDITURES
SUNPOWER SPINOUT OPTION COUNT

Figure 15. Cypress's fully diluted share count reached 198 million shares in 2010. During 2011, we bought back 36 million shares to bring the fully diluted share count for 2011 to 191 million. Since most of the shares were bought in the second half of the year, our fully diluted share count for the fourth quarter was 176 million, a good launching point for 2012.

using cash that could have been used for share repurchases. In 2007, we saw the effects of the first full year of our "No More Moore" or fab-lite model that allowed us to reduce our share count from 180 million in 2006 to 166 million in 2008. The anomalously high capital expenditures in 2011 are due to the final build out of our Minnesota wafer fabrication plant to its maximum capacity to support PSoC growth.

The options created by the SunPower spinout are shown as dark gray bars. When SunPower was spun out in November 2008, Cypress issued 78.6 million new options to its employees, to keep the intrinsic value of their options and RSUs whole to compensate for the fact that Cypress spun out $2.6 billion in SunPower stock to shareholders, but not to employees. By the end of 2011, we had driven the number of unexercised SunPower options down to 15.5 million shares. The SunPower options should be mostly behind us after 2012, allowing Cypress's full cash flow to be focused on share repurchases, dividends and potential cash acquisitions to grow the company without issuing more shares.

In 2011, Cypress bought back 36 million shares, as shown in *Figure 16*, bringing the total to 77.9 million shares repurchased since the SunPower spinout. We still have $320 million authorized by our board for share repurchases.

2011 SHARE BUYBACK TRANSACTIONS

TYPE	NO. SHARES	COST/ SHARE	COST (MILLIONS)	RETURN (MILLIONS)
SHARE BUYBACKS (64)	24,285,814	$17.46	$424.1	N/A
CALL OPTIONS	9,500,000	$19.01	$180.6	$6.0
RSU PURCHASES	2,209,983	$20.81	$46.0	N/A
2011 TOTAL	35,995,797	$18.08	$650.7	$6.0

Figure 16. In 2011, Cypress bought back 36 million shares for $651 million at an average share price of $18.08. We repurchased the shares by: 1) 64 outright buybacks, 2) the issuance of pre-paid call options that deliver either shares to the corporation (9.5 million in 2011) or the proceeds from selling call options that are not exercised ($6.0 million in 2011), and 3) buying RSUs sold by employees. By year end 2011, the total number of shares repurchased since the SunPower spinout was 77.9 million.

Finally, Cypress paid its first dividend, $0.09 per share, in each of the last three quarters of 2011. We recently announced an increase in the 2012 dividend to $0.11 per quarter, equal to a yield of 2.6% at the 2011 year-end share price of $16.89.

CONCLUSION

With 12.6% revenue growth to $995 million and a decade-record $1.25 EPS, we are proud of our performance in 2011.

We have increased our dividend to $0.44 per year, making Cypress stock an attractive investment that can provide a reasonable return, even during semiconductor market dips—thus not forcing our investors to consider continuous trading to keep up with semiconductor market fluctuations. Furthermore, given the current soft semiconductor market, we believe Cypress has become an attractive equity-only investment, especially since we are now ramping our best-ever new product portfolio.



T.J. Rodgers
President and CEO

This is the 26th Annual Report I've written for our public shareholders. I thank the Cypress employees who helped to create the report, often after-hours and over the weekends. We tell our own story without the use of ad agencies or PR firms. *TJR*

All financial comments relate to our non-GAAP financial reporting unless otherwise noted.

The preceding letter contains several forward-looking statements made subject to the safe harbor provisions of the Private Litigation Reform Act of 1995, regarding, among other things, our financial performance in the current economy, our expected revenue and growth of our Emerging Technology Division (ETD) in 2012, our expected savings from our World Class Cost (WCC) program, our expectations regarding revenue for our PSoC family of products as well as TrueTouch, our expectations regarding our latest touchscreen chip, TSG4; whether 10 finger semaphores will be used in cell phones and our expectations regarding revenue in the PC trackpad market. Readers are cautioned that these forward-looking statements are not guarantees and may differ materially from actual future events or results due to a variety of factors, including but not limited to: the possibility of a further decline in the general economy, the economic conditions and growth trends in the semiconductor industry and the markets served by Cypress and its Emerging Technology Division (ETD), whether or not our ETD start-ups operate profitably and gain market acceptance of their product offerings, whether the expected success of TSG4 is achieved, the future development of finger gestures in cell phones, whether we are able to achieve our expected revenue in the PC trackpad market, market acceptance of new product offerings, industry wide shifts in supply and demand, the cost efficient utilization of our manufacturing capacity, our ability to continue to drive down our operating expenses, including especially our manufacturing costs and other risks identified in Cypress's most recent reports on Form 10-K and 10-Q, including in this Annual Report. We use words such as "anticipates," "believes," "expects," "forecast," "future," "intends," "look forward," "plans," "should," and similar expressions to identify such forward-looking statements. All forward-looking statements included in the preceding letter are based upon information available to, and the expectations of, Cypress management as of the date of the letter, which may change. We assume no obligation to update any such forward-looking statement. Such information speaks only as of the date of this release.

CONTENTS

To supplement its consolidated financial results presented in accordance with GAAP, Cypress uses non-GAAP financial measures which are adjusted from the most directly comparable GAAP financial measures to exclude certain items, as described in the following reconciliation tables. Management believes that these non-GAAP financial measures reflect an additional and useful way of viewing aspects of Cypress's operations that, when viewed in conjunction with Cypress's GAAP results, provide a more comprehensive understanding of the various factors and trends affecting Cypress's business and operations.

Cypress uses each of these non-GAAP financial measures for internal managerial purposes, when providing its financial results and business outlook to the public, and to facilitate period-to-period comparisons. Management believes that these non-GAAP measures provide meaningful supplemental information regarding Cypress's operational and financial performance of current and historical results. Management uses these non-GAAP measures for strategic and business decision making, internal budgeting, forecasting and resource allocation processes. In addition, these non-GAAP financial measures facilitate management's internal comparisons to Cypress's historical operating results and comparisons to competitors' operating results.

Cypress believes that providing these non-GAAP financial measures, in addition to the GAAP financial results, are useful to investors because they allow investors to see Cypress's results "through the eyes" of management as these non-GAAP financial measures reflect Cypress's internal measurement processes. Management believes that these non-GAAP financial measures enable investors to better assess changes in each key element of Cypress's operating results across different reporting periods on a consistent basis. Thus, management believes that each of these non-GAAP financial measures provides investors with another method for assessing Cypress's operating results in a manner that is focused on the performance of its ongoing operations.

Consolidated Statements of Operations (Annual)

(In millions, except per-share data)

	Year Ended		
	Jan. 1, 2012	Jan. 2, 2011	Jan. 3, 2010
Revenues	$ 995	$ 878	$ 668
Costs and expenses (credits):			
Cost of revenues	448	388	397
Research and development	190	177	181
Selling, general and administrative	228	219	220
Amortization of acquisition-related intangible assets	3	3	4
Restructuring costs	6	3	15
Gain on divestiture	(34)	-	-
Total costs and expenses, net	841	790	817
Operating income (loss)	154	88	(149)
Interest and other income, net	2	6	4
Income (loss) before income taxes and noncontrolling interest	156	94	(145)
Income tax provision (benefit)	(11)	19	6
Income (loss), net of taxes	167	75	(151)
Adjust for loss attributable to noncontrolling interest, net of taxes	1	1	1
Net income (loss) attributable to Cypress	$ 168	$ 76	$ (150)
Net income (loss) per share attributable to Cypress:			
Basic	$ 1.02	$ 0.47	$ (1.03)
Diluted	$ 0.90	$ 0.40	$ (1.03)
Cash dividend declared per share	$ 0.27	$ -	$ -
Weighted-average shares outstanding:			
Basic	164	161	146
Diluted	187	191	146

Reconciliation of GAAP to Non-GAAP Financial Measures (Annual)

(In millions, except per-share data)

	Year Ended		
	Jan. 1, 2012	Jan. 2, 2011	Jan. 3, 2010
GAAP revenues	$ 995	$ 878	$ 668
SRAM legal settlement	-	6	-
Non-GAAP revenues	$ 995	$ 884	$ 668
GAAP gross margin	$ 546	$ 489	$ 271
Stock-based compensation expense	24	23	41
Changes in value of deferred compensation plan (1)	-	-	1
SRAM legal settlement	-	6	-
License royalty	-	-	2
Non-GAAP gross margin	$ 570	$ 518	$ 315
GAAP research and development expenses	$ 190	$ 177	$ 181
Stock-based compensation expense	(24)	(22)	(37)
Changes in value of deferred compensation plan (1)	-	-	(1)
Gain on sale of long-term asset	-	-	2
Non-GAAP research and development expenses	$ 166	$ 155	$ 145
GAAP selling, general and administrative expenses	$ 228	$ 219	$ 220
Stock-based compensation expense	(53)	(47)	(64)
Impairment of assets and other	(4)	(5)	-
Building donation	(4)	-	-
Changes in value of deferred compensation plan (1)	1	(2)	(3)
SRAM legal settlement	-	(1)	-
Non-GAAP selling, general and administrative expenses	$ 168	$ 164	$ 153
GAAP operating income (loss)	$ 154	$ 88	$ (149)
Stock-based compensation expense	101	92	142
Gains on divestiture	(34)	-	-
Restructuring costs	6	3	15
Impairment of assets and other	4	5	-
Building donation	4	-	-
Acquisition-related expenses	3	3	4
Changes in value of deferred compensation plan (1)	(1)	3	5
SRAM legal settlement	-	7	-
License royalty	-	-	3
Gain on sale of long-term asset	-	-	(2)
Non-GAAP operating income	$ 237	$ 201	$ 18
GAAP net income (loss) attributable to Cypress	$ 168	$ 76	$ (150)
Stock-based compensation expense	101	92	142
Gains on divestiture	(34)	-	-
Restructuring costs	6	3	15
Building donation	4	-	-
Impairment of assets and other	4	5	-
Acquisition-related expenses	3	3	4
SRAM legal settlement	-	7	-
Investment-related losses (gains)	-	(3)	3
License royalty	-	-	3
Gain on sale of long-term asset	-	-	(2)
Tax effects	(14)	3	3
Non-GAAP net income attributable to Cypress	$ 238	$ 186	$ 18
GAAP net income (loss) per share attributable to Cypress - diluted	$ 0.90	$ 0.40	$ (1.03)
Stock-based compensation expense	0.53	0.45	0.97
Gains on divestiture	(0.18)	-	-
Restructuring costs	0.04	0.01	0.10
Building donation	0.02	-	-
Impairment of assets and other	0.02	0.03	-
Acquisition-related expenses	0.02	0.01	0.03
SRAM legal settlement	-	0.04	-
Investment-related losses (gains)	-	(0.02)	0.02
License royalty	-	-	0.02
Gain on sale of long-term asset	-	-	(0.02)
Tax effects	(0.08)	0.02	0.02
Non-GAAP share count adjustment	(0.02)	-	(0.01)
Non-GAAP net income per share attributable to Cypress - diluted	$ 1.25	$ 0.94	$ 0.10

(1) Consistent with the current presentation, all prior periods have been recast to reflect changes in deferred compensation plan

Consolidated Statements of Operations (Quarterly)

(In millions, except per-share data)

	Quarter Ended							
	Jan. 1, 2012	Oct. 2, 2011	Jul. 3, 2011	Apr. 3, 2011	Jan. 2, 2011	Oct. 3, 2010	Jul. 4, 2010	Apr. 4, 2010
GAAP revenues	$ 242	$ 265	$ 255	$ 233	$ 221	$ 232	$ 223	$ 202
Costs and expenses (credits):								
Cost of revenues	112	116	116	104	97	97	98	96
Research and development	47	46	49	48	48	46	43	40
Selling, general and administrative	55	55	59	59	59	55	54	51
Amortization of acquisition-related intangible assets	1	1	1	1	1	-	1	1
Restructuring costs	1	1	4	-	-	3	-	-
Gain on divestiture	-	-	-	(34)	-	-	-	-
Total costs and expenses, net	216	219	229	178	205	201	196	188
Operating income	26	46	26	55	16	31	27	14
Interest and other income (expense), net	3	(2)	-	2	2	5	(1)	1
Income before income taxes and noncontrolling interest	29	44	26	57	18	36	26	15
Income tax provision (benefit)	(2)	4	(15)	2	9	2	6	2
Income, net of taxes	$ 31	$ 40	$ 41	$ 55	$ 9	$ 34	$ 20	$ 13
Loss attributable to noncontrolling interest, net of income taxes	1	-	-	-	-	-	-	-
Net income attributable to Cypress	$ 32	$ 40	$ 41	$ 55	$ 9	$ 34	$ 20	$ 13
Net income per share - basic	$ 0.21	$ 0.24	$ 0.24	$ 0.32	$ 0.05	$ 0.22	$ 0.12	$ 0.08
Net income per share - diluted	$ 0.18	$ 0.22	$ 0.21	$ 0.28	$ 0.05	$ 0.18	$ 0.10	$ 0.07
Cash dividend declared per share	$ 0.09	$ 0.09	$ 0.09	$ -	$ -	$ -	$ -	$ -
Weighted-average shares outstanding:								
Basic	154	164	169	171	166	159	161	159
Diluted	172	183	192	200	198	187	190	191

Reconciliation of GAAP to Non-GAAP Financial Measures (Quarterly)

(In millions)

	Quarter Ended							
	Jan. 1, 2012	Oct. 2, 2011	Jul. 3, 2011	Apr. 3, 2011	Jan. 2, 2011	Oct. 3, 2010	Jul. 4, 2010	Apr. 4, 2010
GAAP revenues	$ 242	$ 265	$ 255	$ 233	$ 221	$ 232	$ 223	$ 202
SRAM legal settlement	-	-	-	-	6	-	-	-
Non-GAAP revenues	$ 242	$ 265	$ 255	$ 233	$ 227	$ 232	$ 223	$ 202
GAAP gross margin	$ 130	$ 149	$ 139	$ 129	$ 124	$ 135	$ 125	$ 106
Stock-based compensation expense	6	5	7	6	4	5	7	6
SRAM legal settlement	-	-	-	-	6	-	-	-
Changes in value of deferred compensation plan (1)	-	(1)	-	-	-	-	-	-
Non-GAAP gross margin	$ 136	$ 153	$ 146	$ 135	$ 134	$ 140	$ 132	$ 112
GAAP research and development expenses	$ 47	$ 46	$ 49	$ 48	$ 48	$ 46	$ 43	$ 40
Stock-based compensation expense	(6)	(6)	(7)	(5)	(6)	(5)	(6)	(4)
Changes in value of deferred compensation plan (1)	-	1	-	(1)	-	(1)	-	-
Non-GAAP research and development	$ 41	$ 41	$ 42	$ 42	$ 42	$ 40	$ 37	$ 36
GAAP selling, general and administrative	$ 55	$ 55	$ 59	$ 59	$ 59	$ 55	$ 54	$ 51
Stock-based compensation expense	(13)	(14)	(16)	(9)	(11)	(12)	(13)	(11)
Impairment of assets and other	-	(2)	(2)	-	(5)	-	-	-
Building donation	-	-	-	(4)	-	-	-	-
Changes in value of deferred compensation plan (1)	(1)	2	-	(1)	(1)	(1)	1	(1)
SRAM legal settlement	-	-	-	-	(1)	-	-	-
Non-GAAP selling, general and administrative	$ 41	$ 41	$ 41	$ 45	$ 41	$ 42	$ 42	$ 39
GAAP operating income	$ 26	$ 46	$ 26	$ 55	$ 16	$ 31	$ 27	$ 14
Stock-based compensation expense	25	25	30	21	22	22	26	22
Gain on divestiture	-	-	-	(34)	-	-	-	-
Restructuring costs	1	-	4	1	-	3	-	-
Impairment of assets and other	-	2	2	-	5	-	-	-
Building donation	-	-	-	4	-	-	-	-
Acquisition related expenses	1	1	1	1	-	1	1	1
Changes in value of deferred compensation plan (1)	2	(4)	-	1	2	2	(2)	1
SRAM legal settlement	-	-	-	-	7	-	-	-
Non-GAAP operating income	$ 55	$ 70	$ 63	$ 49	$ 52	$ 59	$ 52	$ 38
GAAP net income attributable to Cypress	$ 32	$ 40	$ 41	$ 55	$ 9	$ 34	$ 20	$ 13
Stock-based compensation expense	25	25	30	21	22	22	26	22
Gain on divestiture	-	-	-	(34)	-	-	-	-
Restructuring costs	1	-	4	1	-	3	-	-
Building donation	-	-	-	4	-	-	-	-
Impairment of assets and other	-	2	2	-	5	-	-	-
Acquisition related expenses	1	1	-	1	1	1	1	1
SRAM legal settlement	-	-	-	-	7	-	-	-
Investment-related gains/losses	-	(1)	-	-	-	(4)	-	-
Tax/other expense effects on non-GAAP adjustments	(2)	2	(14)	1	7	(3)	1	(2)
Non-GAAP net income attributable to Cypress	$ 57	$ 69	$ 63	$ 49	$ 51	$ 53	$ 48	$ 34

(1) Consistent with the current presentation, all prior periods have been recast to reflect changes in deferred compensation plan as a Non-GAAP adjustment.

GAAP and Non-GAAP Financial Measures as a Percentage of GAAP and Non-GAAP Revenue (Quarterly)

	Quarter Ended							
	Jan. 1, 2012	Oct. 2, 2011	Jul. 3, 2011	Apr. 3, 2011	Jan. 2, 2011	Oct. 3, 2010	Jul. 4, 2010	Apr. 4, 2010
GAAP revenues	100%	100%	100%	100%	100%	100%	100%	100%
Non-GAAP revenues	100%	100%	100%	100%	100%	100%	100%	100%
GAAP gross margin	54%	56%	55%	55%	56%	58%	56%	52%
Non-GAAP gross margin	56%	58%	57%	58%	59%	60%	59%	55%
GAAP research and development expenses	19%	17%	19%	21%	22%	20%	19%	20%
Non-GAAP research and development	17%	15%	16%	18%	19%	17%	17%	18%
GAAP selling, general and administrative	23%	21%	23%	25%	27%	24%	24%	25%
Non-GAAP selling, general and administrative	17%	15%	16%	19%	18%	18%	19%	19%
GAAP operating income	11%	17%	10%	24%	7%	13%	12%	7%
Non-GAAP operating income	23%	26%	25%	21%	23%	25%	23%	19%
GAAP net income attributable to Cypress	13%	15%	16%	24%	4%	15%	9%	6%
Non-GAAP net income attributable to Cypress	24%	26%	25%	21%	22%	23%	22%	17%

Consolidated Balance Sheets

(In millions)

	As of	
	Jan. 1, 2012	Jan. 2, 2011
ASSETS		
Cash, cash equivalents and short-term investments	$ 166	$ 434
Accounts receivable, net	104	118
Inventories	92	102
Property, plant and equipment, net	285	260
Goodwill and other intangible assets	41	44
Other assets [2]	122	115
Total assets	$ 810	$ 1,073
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$ 53	$ 60
Deferred income	151	132
Income tax liabilities	43	65
Other liabilities	165	113
Total liabilities	412	370
Total Cypress stockholders' equity	400	704
Non-controlling interest	(2)	(1)
Total equity [1]	398	703
Total liabilities and stockholders' equity	$ 810	$ 1,073

[1] Common stock: 650 and 650 shares authorized; 279 and 259 shares issued; 154 and 171 shares outstanding as of January 1, 2012 and January 2, 2011, respectively.

[2] Includes auction rate securities of $21 and $24 classified as long term investments as of January 1, 2012 and January 2, 2011, respectively.

CORPORATE INFORMATION

BOARD OF DIRECTORS	W. Steve Albrecht[1]	Andersen Alumni Professor of Accounting, Marriott School of Management, Brigham Young University
	Eric A. Benhamou[1,2]	Chairman of our Board, Former CEO of Palm and 3Com
	Lloyd Carney[1,2]	CEO and Board Member, Xsigo Systems
	James R. Long[2,3]	Former Executive Vice President of Nortel Networks Corporation
	J. Daniel McCranie[3,4]	Chairman of the Board of ON Semiconductor
	T. J. Rodgers	President and Chief Executive Officer of Cypress
	J.D. Sherman[1]	President and COO, HubSpot
	Wilbert van den Hoek[3,4]	Former Executive Vice President and CTO, Novellus Systems, Inc.
EXECUTIVE MANAGEMENT	T. J. Rodgers	Founder, President, Chief Executive Officer and Director
	Brad W. Buss	Executive Vice President, Finance and Administration and Chief Financial Officer
	Sabbas Daniel	Executive Vice President, Quality
	Alan Hawse	Executive Vice President, Software Development
	Paul Keswick	Executive Vice President, New Product Development, Engineering, IT
	Badri Kothandaraman	Executive Vice President, Data Communications Division and Executive Director of Cypress Semiconductor Technology India Private Limited
	Dana Nazarian	Executive Vice President, Memory Products Division
	Cathal Phelan	Executive Vice President and CTO
	Dinesh Ramanathan	Executive Vice President, Programmable Systems Division
	Christopher Seams	Executive Vice President, Sales and Marketing
	Shahin Sharifzadeh	Executive Vice President, Worldwide Manufacturing and Operations
	Thomas Surrette	Executive Vice President, Human Resources
	Norman Taffe	Executive Vice President, Consumer and Computation Division
	Timothy L. Olson	President & CEO, Deca Technologies, Inc. (subsidiary)
	Ron Sartore	CEO, AgigA Tech, Inc. (subsidiary)
	Harry Sim	CEO, Cypress Envirosystems (subsidiary)

LEGAL MATTERS

Questions regarding legal matters should be directed to:
Victoria Tidwell — General Counsel and Vice President, Legal

LEGAL COUNSEL

Wilson Sonsini Goodrich & Rosati, P.C.
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
488 Almaden Blvd., Suite 1800
San Jose, California 95110
(408) 817-3700

CORPORATE HEADQUARTERS

Cypress Semiconductor Corporation
198 Champion Court
San Jose, California 95134-1709

Telephone: (408) 943-2600
Facsimile: (408) 943-4730
Internet: http://www.cypress.com

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company, NA
PO Box 43078
Providence, RI 02940-3078
(781) 575-2879

ANNUAL MEETING

The annual meeting of stockholders for Cypress Semiconductor Corporation will be held on Friday, May 11, 2012, 10:00 a.m., local time, at Cypress's offices at 198 Champion Court, San Jose, California 95134-1709.

COMMON STOCK

Cypress Semiconductor Corporation's common stock is traded on the NASDAQ Global Select Market under the symbol "CY."

FORM 10-K

A copy of Cypress's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on February 24, 2012, will be made available without charge to all stockholders upon written request to Cypress. Direct requests may be made to the Attention of the Chief Financial Officer at 198 Champion Court, San Jose, Calif. 95134-1709.

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Nominating and Governance Committee
(4) Member of the Operations Committee

The letter to Stockholders and "Management Discussion and Analysis" contain a number of forward-looking statements about the prospects for Cypress and its subsidiaries as well as the semiconductor industry more generally, which are based on our current information and expectations and could be affected by uncertainties and risk factors, including but not limited to those described in our Annual Report on Form 10-K, filed February 24, 2012. Our actual results may differ materially. We use words such as, "anticipates", believes", "expects", "future", "planning", "intends" and similar expressions to identify forward-looking statements which include statements related to our prices, growth, supply, operations, shipments, our current and future products, profit and revenue.

THIS PAGE INTENTIONALLY LEFT BLANK

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 1, 2012

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission file number: 1-10079

CYPRESS SEMICONDUCTOR CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**94-2885898**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

198 Champion Court, San Jose, California 95134
(Address of principal executive offices and zip code)

Registrant's telephone number, including area code: (408) 943-2600

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.01 par value	The NASDAQ Stock Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "larger accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

The market value of voting and non-voting common stock held by non-affiliates of the registrant, based upon the closing sale price of the common stock on July 3, 2011 as reported on the NASDAQ Global Select Market, was approximately $3.4 billion. Shares of common stock held by each executive officer and director and by each person who owns 5% or more of the outstanding common stock have been excluded from the foregoing calculation in that such persons may be deemed affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 15, 2012, 154,847,904 shares of the registrant's common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Definitive Proxy Statement for the registrant's Annual Meeting of Stockholders to be filed pursuant to Regulation 14A for the year ended January 1, 2012 are incorporated by reference in Items 10 - 14 of Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

The discussion in this Annual Report on Form 10-K contains statements that are not historical in nature, but are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties, including, but not limited to, statements related to our manufacturing strategy, our future use of external wafer foundries, our future investment in our Emerging Technology division, our expectation regarding dividends and stock repurchases, the number and impact of future personnel terminations in the Philippines and the expenses related thereto; our expectations, including the timing and savings, related to our restructuring activities which includes the sale of our restructured assets, including the Round Rock Texas property, our expected purchases from Grace Semiconductor, our expectations regarding future technology transfers and other licensing arrangements, our expectations regarding our active litigation matters and our intent to defend ourselves in those matters; our foreign currency exposure and the impact exchange rates could have on our operating margins, the adequacy of our cash and working capital positions, our expected return on our yield-enhancement program and the risks related to such an investment, our intended use of our line of credit; the value and liquidity of our investments, including auction rate securities and our other debt investments, our ability to recognize certain unrecognized tax benefits within the next twelve months as well as the resolution of agreements with various foreign tax authorities, our expectations regarding our outstanding warranty liability, the impact of interest rate fluctuations on our investments, the volatility of our stock price, the impact of new accounting standards on our financial statements and the impact of the credit crisis on consumers. We use words such as "plan," "anticipate," "believe," "expect," "future," "intend" and similar expressions to identify forward-looking statements. Such forward-looking statements are made as of the date hereof and are based on our current expectations, beliefs and intentions regarding future events or our financial performance and the information available to management as of the date hereof. Except as required by law, we assume no responsibility to update any such forward-looking statements. Our actual results could differ materially from those expected, discussed or projected in the forward-looking statements contained in this Annual Report on Form 10-K for any number of reasons, including, but not limited to, the state and future of the general economy and its impact on the markets and consumers we serve and our investments; the current credit conditions; our ability to expand our customer base, our ability to transform our business with a leading portfolio of programmable products; the number and nature of our competitors; the changing environment and/or cycles of the semiconductor industry; foreign currency exchange rates; our ability to efficiently manage our manufacturing facilities and achieve our cost goals emanating from our flexible manufacturing strategy; our ability to achieve our goals related to our restructuring activities; our success in our pending litigation matters, our ability to manage our investments and interest rate and exchange rate exposure; our ability to achieve liquidity in our investments the failure or success of our Emerging Technology division and/or the materialization of one or more of the risks set forth above or in Item 1A (*Risk Factors*) in this Annual Report on Form 10-K.

PART I

ITEM 1. BUSINESS

General

Cypress Semiconductor Corporation ("Cypress") delivers high-performance, mixed-signal, programmable solutions that provide customers with rapid time-to-market and exceptional system value. Our offerings include the flagship Programmable System-on-Chip ("PSoC®") families and derivatives such as CapSense® touch sensing and TrueTouch™ solutions for touchscreens. We are the world leader in universal serial bus ("USB") controllers, including the high-performance West Bridge® solution that enhances connectivity and performance in multimedia handsets. In addition we are the industry leader in the high-performance SRAM memory market and a market leader in programmable timing devices. We serve numerous markets including consumer, mobile handsets, computation, data communications, automotive, industrial and military. Cypress programmable products can be found in a wide array of the world's leading end products, including cell phones, tablets, PCs and PC peripherals, audio and gaming devices, household appliances, and communications devices.

Cypress was incorporated in California in December 1982. The initial public offering took place in May 1986, at which time our common stock commenced trading on the NASDAQ National Market. In February 1987, we were reincorporated in Delaware and in October 1988, we began listing our common stock on the New York Stock Exchange under the symbol "CY." On November 12, 2009, we voluntarily moved our stock listing back to the NASDAQ Global Select Market, maintaining the "CY" ticker symbol.

Our corporate headquarters are located at 198 Champion Court, San Jose, California 95134, and our main telephone number is (408) 943-2600. We maintain a website at *www.cypress.com*. The contents of our website are not incorporated into, or otherwise to be regarded as part of, this Annual Report on Form 10-K.

Our fiscal 2011 ended on January 1, 2012, fiscal 2010 ended on January 2, 2011 and fiscal 2009 ended on January 3, 2010. Our fiscal 2011 and 2010 each contained 52 weeks and fiscal 2009 contained 53 weeks.

Business Segments

As of the end of fiscal 2011, our organization included the following business segments:

Business Segments	Description
Consumer and Computation Division	A product division focusing on PSoC®, touch-sensing and touchscreen solutions, universal serial bus ("USB") and timing solutions.
Data Communications Division	A product division focusing on West Bridge peripheral controllers for handsets, dual port interconnects for networking applications and legacy switches, cable drivers and equalizers for the professional video market.
Memory Products Division	A product division focusing on static random access memories ("SRAM") and nonvolatile memories.
Emerging Technologies and Other	Includes Cypress Envirosystems, AgigA Tech, Inc. and Deca Technologies, Inc. all majority-owned subsidiaries of Cypress, the Optical Navigation Systems ("ONS") business unit, China business unit, foundry-related services, other development stage activities and certain corporate expenses.

Sale of Image Sensors Product Family

As part of Cypress's continued efforts to focus on programmable products including our flagship PSoC® programmable system-on-chip solution and our TrueTouch™ touch-sensing controllers, we divested our image sensors product family by selling it to ON Semiconductor Corporation on February 27, 2011. Accordingly, the name of our Memory and Image Sensor Division was changed to Memory Products Division ("MPD") to reflect the change in our business. For additional information on this transaction, see Note 2 of Notes to Consolidated Financial Statements under Item 8.

For additional information on our segments, see Note 18 of Notes to Consolidated Financial Statements under Item 8.

Business Strategies

Cypress is committed to managing its expenses and in maintaining a strong balance sheet. We have successfully transitioned many of our business operations to lower-cost centers, including India, the Philippines and China. In addition, we are utilizing foundry partners for more of our manufacturing needs.

In 2009, Cypress introduced two new architectures for its PSoC® platform, PSoC® 3 and PSoC® 5, that extended Cypress's reach into many new and fast-growing markets and increased its total addressable market by 10x from $1.5 billion to $15 billion. Combining the PSoC® family of devices with an intuitive integrated software development environment called PSoC® Creator™, Cypress continues to be positioned to obtain new business in the microcontroller, programmable analog and programmable logic markets.

In 2010, Cypress also continued to focus sales, marketing, and product development on its "touch" business, which includes touchscreens and button-replacement technologies. As a result, we realized significant revenue growth for our PSoC®-based TrueTouch™ touchscreen controllers and CapSense® capacitive-touch-sensing products, primarily in the handset market. We also realized our first design win from our ONS business unit, which provides unique touch sensors for mobile phones. As a result, Cypress's handset revenue increased by more than 30 percent, year over year.

In 2011, Cypress introduced three important products: the Gen4™ TrueTouch controllers, the EZ-USB® FX3™ controllers for USB 3.0, and the West Bridge® Benicia controller that brings USB 3.0 capability to mobile devices. All of these families have received positive initial customer acceptance and will add incremental revenue in fiscal 2012.

In fiscal 2012, Cypress will continue to pursue the following key strategies:

- *Drive profitability.* Driving profitability and a high return on investment for our stockholders is our first priority. Toward that end, Cypress has implemented a tight, corporate-wide focus on gross margin and operating expenses. Over the past several years, Cypress has continued to move its operations to low-cost centers in India, the Philippines and China and implemented a flexible manufacturing model (see below). As a result of these efforts, Cypress achieved substantial cash flow leverage, with a cash and short-term investment balance totaling approximately $166.3 million at the end of fiscal 2011. In Q3 2011, Cypress announced another $400 million plan to repurchase Cypress stock after completing a $600 million plan announced in Q4 2010. In 2011, Cypress also offered its first ever quarterly cash dividend, with the first payment made in Q3 2011, and subsequent payments made in Q4 2011 and Q1 2012.

- *Drive programmability.* We believe our proprietary programmable technology and programmable product leadership, led by our flagship PSoC® family of devices, represents an important competitive advantage for us. Driven by current and anticipated demand, we continue to define, design and develop new programmable products and solutions that offer our customers increased flexibility and efficiency, higher performance, and higher levels of integration with a focus on analog functionality.

- *Extend technology leadership and drive* PSoC® *proliferation.* The most important step of our programmability initiative is to drive PSoC® adoption in large market segments. PSoC® devices can be used in applications ranging from cell phones, MP3 players, tablets and Ereaders to appliances and cars, etc. The product's easy-to-use programming software and development kits can facilitate rapid adoption across many different platforms.

- *Focus on large and growing markets.* We will continue to pursue business opportunities in large and growing markets, including handheld and human interface/consumer devices, portable medical devices, industrial sensing and control, mobile accessories, automotive, and system management.

- *Collaborate with customers to build system-level solutions.* We work closely with customers from initial product design through manufacturing and delivery. Our sales, customer and technical support, product marketing and development efforts are organized to optimize our customers' design efforts, helping them achieve product differentiation and improve time-to-market. Our engineering expertise is focused on developing whole product solutions, including silicon, software and reference designs.

- *Leverage flexible manufacturing.* Our manufacturing strategy combines capacity from leading foundries with output from our internal manufacturing facilities. This initiative allows us to meet rapid swings in customer demand while lessening the burden of high fixed costs, a capability that is particularly important in high-volume consumer markets that we serve with our leading programmable product portfolio.

- *Identify and exit legacy or non-strategic, underperforming businesses.* A focused business will allow us to better achieve our current objectives. Over the past four years, we have divested certain business units that were inconsistent with our future business initiatives and long-term plans. Exiting these businesses has allowed us to focus our resources and efforts on our core programmable and proprietary business model. As part of our growth strategy, we will continue to review our business units to ensure alignment with our short and long-term goals.

- *Pursue complementary strategic relationships.* Complementary acquisitions can expand our markets and strengthen our competitive position. As part of our growth strategy, we continue to selectively assess opportunities to develop strategic relationships, including acquisitions, investments and joint development projects with key partners and other businesses. We also have a unique venture based start up model that is part of our Emerging Technologies division and we expect to continue to make significant investments in current ventures as well as new ventures.

As we continue to implement our strategies, there are many internal and external factors that could impact our ability to meet any or all of our objectives. Some of these factors are discussed under Item 1A.

Product/Service Overview

Consumer and Computation Division ("CCD"):

The Consumer and Computation Division designs and develops solutions for many of the world's leading end-product manufacturers. Its programmable product offerings are the linchpin of our programmable solutions strategy. This division's products include PSoC® devices, CapSense and TrueTouch™ touch-sensing/touchscreen products and the industry's broadest selection of USB controllers and WirelessUSB™ products, and general-purpose programmable clocks. PSoC® products are used in various consumer applications such as MP3 players, mass storage, household appliances, laptop computers and toys. The TrueTouch™ touchscreen products are used in mobile phones, tablets, GPS, digital cameras and other mobile systems. USB is used primarily in PC and peripheral applications and is finding increased adoption rates in consumer devices such as MP3 players, mobile handsets and set-top boxes. Timing devices are used ubiquitously in a wide variety of systems to synchronize the operations of various components.

The following table summarizes the markets and applications related to our products in this segment:

Products	Markets	Applications
PSoC® 1, PSoC® 3 and PSoC® 5	Consumer, handsets, industrial, medical, communications, automotive	Digital still and video cameras, appliances, handheld devices, notebook computers, LCD monitors, medical devices, mice, keyboards, industrial, toys, mobile accessories and e-Bikes.
TrueTouch™	Consumer, computation, handsets, communication, gaming, automotive	Mobile handsets, tablets, portable media players, cameras, autos, video games, GPS systems, keyboards and other applications.
CapSense	Consumer, industrial, computation, white goods, communication, automotive	Notebook computers and PCs, appliances, handheld devices, automotive control pads/ media centers, digital cameras, toys, consumer products and many other applications.
USB controllers	PC peripherals, consumer electronics	Printers, cameras, industrial equipment, mice, keyboards, handheld devices, gamepads and joysticks, VoIP phones, headsets, presenter tools, dongles, point of sale devices and bar code scanners.
WirelessUSB	PC peripherals	Mice, keyboards, wireless headsets, consumer electronics, gamepads, remote controllers, toys and presenter tools.
Programmable clocks	Communications, computation	Set-top boxes, copiers, printers, HDTV, industrial automation, printers, single-board computers, IP phones, storage devices, servers and routers.
RoboClock® buffers	Communications	Base stations, high-end telecom equipment (switches, routers), servers and storage.

PSoC® Programmable System-on-Chip products. Our PSoC® products are highly integrated, high-performance mixed-signal devices with an on-board microcontroller, programmable digital and analog blocks, SRAM and flash memory. They provide a low-cost, single-chip solution for a variety of consumer, industrial, medical, and system management applications. A single PSoC® device can potentially integrate as many as 100 peripheral functions saving customers design time, board space, power consumption, and system costs. Because of its programmability, PSoC® allows customers to make modifications at any point during the design cycle, providing unmatched flexibility.

Cypress's PSoC® 1 device delivers performance, programmability and flexibility with a cost-optimized 8-bit M8 CPU subsystem. PSoC® 3 uses an 8-bit, Intel® 8051-based microcontroller with 7.5 times more computing power than PSoC® 1. The 32-bit, ARM®-Cortex™-based PSoC® 5 has 25 times more computing power than PSoC® 1. The analog-to-digital converters on PSoC® 3 and PSoC® 5 are 256 times more accurate and 10 to 30 times faster than PSoC® 1, and there are 10 times more programmable logic gates available. PSoC® Creator™ is a unique design tool that allows engineers to use intuitive schematic-based capture and dozens of certified, firmware-defined, pre-packaged peripherals. In 2011, Cypress introduced PSoC® Creator™ 2.0, which offers compatibility with popular third-party compilers. It also announced multiple design wins with new customers. Cypress shipped its 1 billionth PSoC® device in 2011, and its online community for developers of PSoC® and other products (www.cypress.com/go/community) featuring technical forums, blogs and videos grew to over 45,000 registered users.

TrueTouch™ Touchscreen Solutions. TrueTouch is a single-chip touchscreen solution that can interpret the inputs of more than 10 fingers from all areas of the screen simultaneously. This enables designers to create new usage models for products such as mobile handsets, tablets, digital camers, portable media players ("PMPs"), GPS and other products. The TrueTouch family also includes devices that perform traditional touchscreen functions including interpreting single touches, and gestures such as tap, double-tap, pan, pinch, scroll, and rotate. In 2011, Cypress introduced the Gen4 family of TrueTouch controllers, which delivers the industry's best noise performance, fastest refresh rate, lowest power and highest accuracy along with a host of exclusive features. We also announced new, low-cost single-layer sensor technologies that enable manufacturers to replace resistive screens with capacitive screens. The company is shipping products from the TrueTouch family into many of the world's leading cell phone Original Equipment Manufacturers ("OEM").

CapSense. Our PSoC®-based CapSense capacitive touch-sensing solutions replace mechanical switches and controls with simple, touch-sensitive controls by detecting the presence or absence of a conductive object (such as a finger) and measuring changes in capacitance. This technology lends itself equally well to buttons, sliders, touchpads, touchscreens and proximity sensors, taking industrial design possibilities to a much higher level. The CapSense family includes CapSense, CapSense Express™ and CapSense Plus™—each supporting different ranges of general purpose inputs/outputs, buttons and slider devices. Cypress's CapSense devices feature SmartSense™ technology, an automatic tuning solution for its CapSense devices that dynamically detects and adjusts a system's capacitive-sensing parameters, eliminating the need for manual tuning. Cypress has replaced more than 3.5 billion buttons with CapSense technology and is the worldwide capacitive sensing market share leader in handsets. The company announced new CapSense Express products in 2011, along with a new set of design guides that simplifies the engineering process for customers.

USB Controllers. Cypress is the market leader in USB with more than one billion devices shipped. USB provides the primary connection between a PC and peripherals, including keyboards, mice, printers, joysticks, scanners and modems. It is also used to connect various non-PC systems, such as handheld games, digital still cameras and MP3 players. The USB standard facilitates a "plug-and-play" architecture that enables instant recognition and interoperability when a USB-compatible peripheral is connected to a system. We offer a full range of USB solutions, including low-speed (1.5 Mbps), full-speed (12 Mbps), high-speed (480 Mbps) and now "Super Speed" (5 Gbps) USB products. We also offer a variety of USB hubs, transceivers, serial interface engines and embedded-host products for a broad range of applications.

WirelessUSB™. Designed for short-range wireless connectivity, WirelessUSB enables personal computer peripherals, gaming controllers, remote controls, toys, and other point-to-point or multipoint-to-point applications to "cut the cord" with a low-cost, 2.4-GHz wireless solution. The WirelessUSB system acts as a USB human interface device, so the connectivity is transparent to the designer at the operating system level. WirelessUSB also operates as a simple, cost-effective wireless link in a host of other applications including industrial, consumer, and medical markets. Cypress introduced WirelessUSB NL in 2011, which offers very low power consumption for high-volume markets.

Programmable Clocks. Programmable timing solutions such as our InstaClock device combine high performance with the flexibility and fast time to market of field-programmable devices at a cost that is competitive against custom clocks at equivalent volumes. Working with our easy-to-use CyberClocks software, designers can optimize device parameters such as drive strength, phased-lock loop bandwidth and crystal input capacitive loading. Our programmable clocks are ideal for devices requiring multiple frequencies including Ethernet, PCI, USB, HDTV, and audio applications. Additionally, the FleXO™ family of high-performance clock generators can be instantly programmed in the factory or field to any frequency up to 650 MHz, accelerating time to market and improving manufacturing quality.

RoboClock Clock Buffers. Our RoboClock family of clock buffers feature programmable output skew, programmable multiply/divide factor, and user-selectable redundant reference clocks that provide fault tolerance. Designers can control output skew and multiply and divide factors to help accommodate last-minute design changes. RoboClock offers a high-performance timing solution for designers of communications, computation and storage networking applications.

Data Communications Division ("DCD"):

The Data Communications Division focuses on West Bridge communication products, peripheral controllers, dual-port interconnects, programmable logic devices and PowerPSoC® which includes our EZ-Color™ LED lighting solutions. Our communication products are primarily used in the networking and telecommunications market. This division also makes a line of legacy switches, cable drivers and equalizers for the professional video market. Our specialty memory products consist of first-in, first-out and dual port memories. First-in, first-out ("FIFO") memories are used for applications such as switches and routers, and dual port memories are used in switching applications and handsets, including networking switches and routers, cellular base stations, mass storage devices, mobile handsets, and telecommunication equipment.

The following table summarizes the markets and applications related to our products in this segment:

Products	Markets	Applications
Peripheral bridge controllers	Consumer, mobile handsets	Cellular phones, portable media players, personal digital assistants, digital cameras and printers.
Dual-port Memories	Networking, telecommunication	Medical and instrumentation, storage, wireless infrastructure, military communications, image processors and base stations.
First-in, first-out ("FIFO") Memories	Video, data communications, telecommunications, networking	Video, data communications, telecommunications, and network switching/routing.
Physical layer Devices	Data communications, consumer	Converters, professional video cameras, production switchers and video routers and servers, encoders and decoders.
Programmable logic devices	Storage, military	Storage and military.
PowerPSoC® Controllers	Industrial, lighting	LEDs, motors and other power applications.

West Bridge® Peripheral Bridge Controllers. Our West Bridge products enable direct connection between peripherals, creating ultra-fast transfers while offloading the main processor from data-intensive operations. The West Bridge family complements the main processor by adding support for next generation and latest standards and allowing simultaneous transfers between peripherals and processing elements. West Bridge controllers are three-ported devices designed specifically for handsets to provide a direct path from PC to handset mass storage, freeing baseband/applications processor resources by limiting its involvement in these high-density transfers. Additionally, West Bridge creates simultaneous usage models by adding dedicated paths between the three ports to literally create multiple usage models such as using the handset as a modem, while downloading multimedia files, and playing music. Cypress recently introduced the West Bridge Benicia product which is the first controller to bring USB 3.0 speed (5 Gbps) to mobile handsets.

Dual-Port Memories. Dual ports, which can be accessed by two different processors or buses simultaneously, target shared-memory and switching applications, including networking switches and routers, cellular base stations, mass-storage devices and telecommunications equipment. We offer a portfolio of more than 160 synchronous and asynchronous dual-port interconnects ranging in densities from 8 Kbits to 36 Mbits with speeds of up to 250 MHz. Our dual ports are the compelling solutions for interprocessor communication in a broad range of applications. For high-volume multiprocessor applications (wireless handsets, PDAs, consumer) we offer the MoBL dual port, providing a low cost, quick time-to-market interconnect solution with the industry's lowest power-consumption.

FIFO Memories. FIFOs are used as a buffer between systems operating at different frequencies. Our high-performance FIFO products provide the ideal solution to interconnect problems such as flow control, rate matching, and bus matching. Our FIFO portfolio is comprised of more than 100 synchronous and asynchronous memories in a variety of speeds, bus widths, densities and packages. Using industry-standard pinouts, these products are easily integrated into new and existing designs. Unidirectional, bidirectional, tri-bus and double sync configurations are available with built-in expansion logic and message-passing capabilities for various markets including video, data communications, telecommunications and network switching/routing. In 2011, Cypress introduced the industry's highest density FIFOs at 72 Mbits.

Physical Layer Devices. Our portfolio includes HOTLink, HOTLinkDX and HOTLinkII. These transceiver families cover data transmission rates of 50 Mbps up to 1.5 Gbps. These flexible devices are ideal for proprietary serial backplane applications. They also comply with many industry standards such as 10 Gbps Ethernet, gigabit Ethernet, Fibre Channel, Enterprise System Connection, Digital Video Broadcast, and high-definition television. In addition, we supply a chipset for the transmission of digital video signals. This chipset is based on our HOTLink family and is widely used in professional digital video equipment such as editing, routing, recording and storage.

Programmable Logic Devices. System logic performs non-memory functions such as floating-point mathematics or the organization and routing of signals throughout a computer system. We manufacture several types of programmable logic devices that facilitate the replacement of multiple standard logic devices with a single programmable device, increasing flexibility and reducing time to market. Our wide range of programmable logic devices includes products ranging from 32 to more than 3,000 macrocells.

PowerPSoC®. Cypress's Power PSoC® family of embedded power controllers is the industry's first fully integrated single-chip solution for both controlling and driving high-power LEDs and other power applications such as small motors. The PowerPSoC family integrates four constant-current regulators and four 32V MOSFETs with our PSoC® programmable system-on-chip, which includes a microcontroller, programmable analog and digital blocks and memory. This uniquely high level of integration provides customers with a single-chip solution for high-quality LED-based lighting products and extends into other embedded applications such as white goods and industrial control.

Powerline Communications Solutions. In 2010, Cypress introduced a PSoC®-based programmable Powerline Communication ("PLC") solution that enables the reliable transmission of command and control data over high-and low-voltage power lines. The hardware platform combines a modem, network protocol and application code with PSoC®'s programmable analog and digital circuitry, providing an integrated solution that speeds time-to-market. Key applications include smart metering, LED lighting, energy management and solar markets. Cypress's PLC solution was named a 2010 Editor's Choice award recipient by *Industrial Embedded Systems Magazine*.

Memory Products Division ('MPD"):

Our Memory Products Division designs and manufactures SRAM products and nonvolatile SRAMs ("nvSRAM"s) which are used to store and retrieve data in networking, wireless infrastructure and handsets, computation, consumer, automotive, industrial and other electronic systems. Cypress is the world's No.1 supplier of SRAMs due to its broad portfolio of high-performance, synchronous SRAMs, consolidation within the supply base and additional share gains with strategic global customers. Our memory products target a variety of markets including networking, telecommunications, wireless communications and consumer applications. In 2011, we reaffirmed our commitment to the SRAM market with investments in new product development for next generation of high-performance synchronous SRAMs to extend the QDR architecture with new products in 2012. We have also completed a major capacity expansion with one of our foundry partners that triples the capacity for our advanced 65-nm SRAM products with very low lead-times. In addition, we are also investing in a new wafer manufacturing process technology and expanding our patented "autoline" packaging and test capability that dramatically cuts our packaging time and cost.

The following table summarizes the markets and applications related to our products in this segment:

Products	Markets	Applications
Asynchronous SRAMs	Consumer, networking	Consumer electronics, switches and routers, automotive, peripheral and industrial electronics.
Synchronous SRAMs	Base station, networking	Wireline networking, wireless base stations, high bandwidth applications and industrial electronics.
nvSRAMs	Servers, industrial	Redundant array of independent disk servers, point of sale terminals, set-top boxes, copiers, industrial automation, printers, single-board computers and gaming.

Asynchronous SRAMs. We manufacture a wide selection of fast asynchronous and micropower SRAMs with densities ranging from 16 Kbits to 64 Mbits. These memories are available in many combinations of bus widths, packages and temperature ranges including automotive. They are ideal for use in point-of-sale terminals, gaming machines, network switches and routers, IP phones, IC testers, DSLAM Cards and various automotive applications. In 2010, Cypress introduced the market's first 32-bit and 64-bit fast asynchronous SRAMs targeting storage servers, switches, routers, test and military equipment.

Synchronous SRAMs. Our high-speed synchronous SRAMs include standard synchronous pipelined, No Bus Latency ("NoBL"), Quad Data Rate, and Double Data Rate SRAMs, and are typically used in networking applications. NoBL synchronous SRAMs are optimized for high-speed applications that require maximum bus bandwidth up to 250 MHz, including those in the networking, instrumentation, video and simulation businesses. Double Data Rate ("DDR") SRAMs target network applications and servers that operate at data rates up to 550 MHz. Quad Data Rate™ ("QDR"®) products are targeted toward next-generation networking applications, particularly switches and routers that operate at data rates beyond 550 MHz and offer twice the bus bandwidth of DDR SRAMs. In 2011, Cypress introduced the industry's first 65-nm QDR and DDR SRAMs. The 144-Mbit and 72-Mbit devices, developed with foundry partner UMC, feature the industry's fastest clock speeds and operate at half the power of their 90-nm predecessors. They are ideal for networking, medical imaging and military signal processing.

nvSRAMs. nvSRAMs are products that operate similar to standard asynchronous SRAM and reliably store data into an internal nonvolatile array during unanticipated power downs. The competitive advantage of an nvSRAM is infinite endurance and much faster read/write speed than a serial flash or EEPROM. Additionally, these high-speed nonvolatile SRAM devices can store data for more than 20 years without battery backup. These memories are ideal for redundant array of independent disks ("RAID") storage arrays, metering applications, multifunction printers and other industrial applications, such as PLCs. Additionally, we have our 1-Mbit serial nonvolatile SRAM family and our 4-Mbit and 8-Mbit parallel nvSRAMs with an integrated real-time clock, providing failsafe battery-free data backup in mission-critical applications.

<u>Emerging Technologies:</u>

Cypress's Emerging Technology Division consists of businesses outside our core semiconductor business. It includes majority-owned subsidiaries Cypress Envirosystems, Inc., AgigA Tech, Inc. and Deca Technologies, Inc. It also includes internal business units Optical Navigation Sensors (ONS), Trackpad Solutions, China Business Unit, foundry services, other development stage activities and certain corporate expenses.

Cypress Envirosystems, Inc., a majority-owned and fully independent subsidiary of Cypress, develops and markets technologies for commercial and industrial plants and buildings to reduce cost, improve productivity, extend asset life, and improve safety and compliance. Its products include a wireless pneumatic thermostat that enables remote temperature sensing and control, a wireless gauge reader that clips onto the face of existing gauges to capture and transmit data, a wireless steam trap monitor that detects leaks and failures, and a wireless transducer reader that provides energy-use characterization and baseline data for audits. It has formed a strategic partnership with Honeywell to sell a custom version of its Wireless Gauge Reader under the Honeywell brand label.

AgigA Tech, Inc. AgigA Tech, a majority-owned and fully independent subsidiary of Cypress, is an industry pioneer in the development of high-speed, high-density, battery-free non-volatile memory solutions. Its flagship product, AGIGARAM™, merges NAND Flash, DRAM and an ultracapacitor power source into a highly reliable non-volatile memory subsystem, delivering unlimited read/write performance at RAM speeds, while also safely backing up all data when power is interrupted. The patent pending approach couples innovations in power management, high-speed data movement and systems knowledge, while leveraging high volume readily available memory technologies to provide a unique non-volatile solution scalable to very high densities. In 2011, AgigA Tech won a Red Herring Top 100 award.

Deca Technologies, Inc. ("Deca"). Deca is a majority-owned and fully independent subsidiary of Cypress Semiconductor. Headquartered in Tempe, AZ., and with global capabilities, Deca has pioneered a breakthrough approach to wafer level packaging and interconnect technology inspired by SunPower Corporation's unique solar wafer fabrication methodology. Deca's initial product offering includes a series of wafer level chip scale packaging ("WLCSP") solutions serving several of the top 25 semiconductor producers. Deca's approach enables industry leading cycle times, flexibility and value for WLCSP which is one of the semiconductor industry's fastest growing electronic interconnect technologies.

Optical Navigation Sensors. ("ONS") Our OvationONS™ laser-based optical navigation sensor replaces mechanical trackball types of user interfaces in smartphones, tablet PCs, remote controls, e-book readers, wired and wireless mice and industrial applications. The sensor delivers fast and precise tracking on more surfaces than other sensors on the market, using our patented OptiCheck™ technology, which offers outstanding accuracy and variable resolution ranging from 800 to 2,400 counts per inch. Based on Cypress's PSoC® programmable system-on-chip platform, the OvationONS™ II "mouse-on-a-chip" solution is the first product combining a precision laser navigation sensor with an optical signal processor and microcontroller on a single chip.

Trackpad Solutions. Cypress has applied its capacitive sensing expertise to the trackpad market for laptop computers. Trackpads offer cursor control and other functions, and Cypress's solution has been adopted by multiple PC manufacturers.

China Business Unit. Centered in Shanghai, Cypress's China Business Unit designs and produces semiconductor solutions for the China marketplace. Early product successes include PSoC®-based solutions for electric bicycles, consumer electronics, and white goods. The China Business Unit is also licensing Cypress technology to foundries throughout Asia.

Acquisitions and Divestitures

We are committed to the ongoing evaluation of strategic opportunities and, where appropriate, to the acquisition of additional products, technologies or businesses that are complementary to, or broaden the markets for, our products. At the same time, we continuously evaluate our businesses to ensure that they are well-aligned with our programmable and proprietary products strategy. Businesses that do not align with our strategy are considered for divestment.

As part of Cypress's continued efforts to focus on programmable products including our flagship PSoC® programmable system-on-chip solutions and our TrueTouch™ touch-sensing controllers, we divested our image sensors product families and sold them to ON Semiconductor Corporation ("ON") on February 27, 2011 in an all cash transaction for a consideration of approximately $34 million. For additional information on this divestiture, see Note 2 of Notes to Consolidated Financial Statements under Item 8.

Manufacturing

Our core manufacturing strategy—"flexible manufacturing"—combines capacity from foundries with output from our internal manufacturing facilities. This initiative is intended to allow us to meet rapid swings in customer demand while lessening the burden of high fixed costs, a capability that is particularly important in high-volume consumer markets that we serve with our leading programmable product portfolio.

We currently manufacture approximately 42% of our semiconductor products at our wafer manufacturing facility in Bloomington, Minnesota. External wafer foundries, mainly in Asia, manufactured the balance of our products and we expect that our wafer foundry partners will continue to increase as a percentage of total output.

We conduct assembly and test operations at our highly automated assembly and test facility in the Philippines. This facility accounts for approximately 35% to 45% of the total assembly output and 40% to 50% of the total test output. Various subcontractors in Asia performed the balance of the assembly and test operations.

Our facility in the Philippines performs assembly and test operations manufacturing volume products and packages where our ability to leverage manufacturing costs is high. This facility has ten fully integrated, automated manufacturing lines enabling complete assembly and test operations. These autolines require fewer people to run and have shorter manufacturing cycle times than conventional assembly/test operations, which enable us to respond more rapidly to changes in demand.

We have a strategic foundry partnership with Grace Semiconductor Manufacturing Corporation ("Grace"), located in Shanghai, China. Our agreement with them transferred certain proprietary process technologies to Grace and provided additional production capacity to augment output from our manufacturing facilities. Since 2007, when we completed the transfer of our 0.35-micron SONOS, 0.13-micron SRAM and LOGIC processes and 0.09-micron SRAM, we have been purchasing products from Grace that are manufactured using these processes. In conjunction with our partnership with Grace, we made certain pre-payments to them in fiscal 2011 to secure a certain supply of wafers. The pre-payments are expected to be applied to purchases of wafers from Grace over a period of two years commencing from February 23, 2011. As of January 1, 2012, the unapplied pre-payment balance was approximately $8.1 million.

We also have a strategic foundry partnership with United Microelectronics Corporation ("UMC"), located in Taiwan. We use UMC's 65nm process to produce our leading edge SRAM products which we have been shipping since 2008. Since 2008, we have continuously introduced higher density SRAM products up to 144Mb. Additionally, we have utilized UMC's 65nm baseline to create derivative processes and products. These derivatives include an embedded flash process to support the next generation programmable system-on-chip and nvSRAM products as well as a derivative utilized to manufacture our USB 3.0 controller.

Research and Development

Research and development efforts are focused on the development and design of new semiconductor products, as well as the continued development of advanced software platforms primarily for our programmable solutions. Our goal is to increase efficiency in order to maintain our competitive advantage. Our research and development organization works closely with our manufacturing facilities, suppliers and customers to improve our semiconductor designs and lower our manufacturing costs. During fiscal 2011, 2010 and 2009, research and development expenses totaled $190.0 million, $176.8 million and $181.2 million, respectively.

We have both central and division-specific design groups that focus on new product creation and improvement of design methodologies. These groups conduct ongoing efforts to reduce design cycle time and increase first pass yield through structured re-use of intellectual property blocks from a controlled intellectual property library, development of computer-aided design tools and improved design business processes. Design and related software development work primarily occurs at design centers located in the United States, Europe, India and China.

Customers, Sales and Marketing

We sell our semiconductor products through several channels: sales through global domestically-based distributors; sales through international distributors and manufacturing representative firms; and sales by our sales force to direct original equipment manufacturers and their manufacturers. Our marketing and sales efforts are organized around five regions: North America, Europe, Japan, Greater China, and the rest of Asia. We also have a strategic-account group and a contract-manufacturing group which are responsible for specific customers with worldwide operations. We augment our sales effort with field application engineers, specialists in our products, technologies and services who work with customers to design our products into their systems. Field application engineers also help us identify emerging markets and new products.

Outstanding accounts receivable from Arrow Electronics, Inc., Arkian and Avnet, Inc., three of our distributors, accounted for 14.1%, 13.9% and 11.1% of our consolidated accounts receivable as of January 1, 2012, respectively. Outstanding accounts receivable from Avnet, Inc., accounted for 17% of our consolidated accounts receivable as of January 2, 2011.

Revenue generated through Avnet, Inc. and Weikeng Industrial Co. Ltd., two of our distributors, accounted for 12.8% and 11.2%, respectively, of our consolidated revenue for fiscal 2011. Samsung Electronics ("Samsung"), an end customer, purchases our products from certain of our distributors, primarily from Arkian. Shipments made by our distributors to Samsung in fiscal 2011 accounted for 10.0% of our consolidated revenue for fiscal 2011.

Revenue generated through Avnet, Inc. and Arrow Electronics, Inc. accounted for 15% and 10%, respectively, of our consolidated revenue for fiscal 2010. Revenue through Avnet, Inc accounted for 14% of our consolidated revenue for fiscal 2009. We had no end customers accounting for 10% or greater of our consolidated revenue for fiscal 2010 or 2009.

Backlog

Our sales typically rely upon standard purchase orders for delivery of products with relatively short delivery lead times. Customer relationships are generally not subject to long-term contracts. However, we have entered into long-term supply agreements with certain customers. These long-term supply agreements generally do not contain minimum purchase commitments. Products to be delivered and the related delivery schedules under these long-term contracts are frequently revised to reflect changes in customer needs. Accordingly, our backlog at any particular date is not necessarily representative of actual sales for any succeeding period and we believe that our backlog is not a meaningful indicator of future revenues.

Competition

The semiconductor industry is intensely competitive and continually evolving. This intense competition results in a challenging operating environment for most companies in this industry. This environment is characterized by the potential erosion of product sale prices over the life of each product, rapid technological change, limited product life cycles, greater brand recognition and strong domestic and foreign competition in many markets. Our ability to compete successfully depends on many factors, including:

- our success in developing new products and manufacturing technologies;
- delivery, performance, quality and price of our products;
- diversity of our products and timeliness of new product introductions;
- cost effectiveness of our design, development, manufacturing and marketing efforts;
- quality of our customer service, relationships and reputation;
- overall success with which our customers market their products and solutions that incorporate our products; and
- number and nature of our competitors and general economic conditions.

We face competition from domestic and foreign semiconductor manufacturers, many of which have advanced technological capabilities and have increased their participation in the markets in which we operate. We compete with a large number of companies primarily in the telecommunications, networking, data communications, computation and consumer markets. Companies who compete directly with our semiconductor businesses include, but are not limited to, Altera, Analog Devices, Atmel, Freescale, Integrated Device

Technology, GSI Technology, Integrated Silicon Solution, Inc., Lattice Semiconductor, Linear Technology, Maxim Integrated Products, Microchip Technology, Renesas, Samsung, Silicon Laboratories, Standard Microsystems, Synaptics, Texas Instruments and Xilinx.

Environmental Regulations

We use, generate and discharge hazardous chemicals and waste in our research and development and manufacturing activities. United States federal, state and local regulations, in addition to those of other foreign countries in which we operate, impose various environmental rules and obligations, which are becoming increasingly stringent over time, intended to protect the environment and in particular regulate the management and disposal of hazardous substances. We also face increasing complexity in our product design as we adjust to new and future requirements relating to the materials composition of our products, including the restrictions on lead and other hazardous substances that apply to specified electronic products put on the market in the European Union (Restriction on the Use of Hazardous Substances Directive 2002/95/EC, also known as the "RoHS Directive") and similar legislation in China and California. We are committed to the continual improvement of our environmental systems and controls. However, we cannot provide assurance that we have been, or will at all times be, in complete compliance with all environmental laws and regulations. Other laws impose liability on owners and operators of real property for any contamination of the property even if they did not cause or know of the contamination. While to date we have not experienced any material adverse impact on our business from environmental regulations, we cannot provide assurance that environmental regulations will not impose expensive obligations on us in the future, or otherwise result in the incurrence of liability such as the following:

- a requirement to increase capital or other costs to comply with such regulations or to restrict discharges;
- liabilities to our employees and/or third parties; and
- business interruptions as a consequence of permit suspensions or revocations or as a consequence of the granting of injunctions requested by governmental agencies or private parties.

Intellectual Property

We have an active program to obtain patent and other intellectual property protection for our proprietary technologies, products and other inventions that are aligned with our strategic initiatives. We rely on a combination of patents, copyrights, trade secrets, trademarks and proprietary information to maintain and enhance our competitive position in the domestic and international markets we serve. As of the end of fiscal 2011, we had approximately 1,800 issued patents and approximately 1,000 additional patent applications on file domestically and internationally. In addition, in fiscal 2012, we are preparing to file up to 120 new patent applications in the United States and up to 75 foreign applications in countries such as China, Taiwan, Korea, Europe and India. The average remaining life of our patent portfolio is approximately 10 years.

In addition to factors such as innovation, technological expertise and experienced personnel, we believe that patents are increasingly important to remain competitive in our industry, defend our position in existing markets and to facilitate the entry of our proprietary products, such as PSoC®, into new markets. As our technologies are deployed in new applications and we face new competitors, we will likely subject ourselves to new potential infringement claims and discover third party infringement of our intellectual property. Patent litigation, if and when instituted against us, could result in substantial costs and a diversion of our management's attention and resources. However, we are committed to vigorously defending and protecting our investment in our intellectual property. Therefore, the strength of our intellectual property program, including the breadth and depth of our portfolio, will be critical to our success in the new markets we intend to pursue.

In connection with our divestiture of unaligned and non-strategic businesses, we performed an analysis of our intellectual property portfolio to ensure we were deriving the full value of our assets. As a result, we continue to evaluate certain unaligned patents as well as other monetization models for our patent portfolio.

Financial Information about Segments and Geographic Areas

Financial information about segments and geographic area is incorporated herein by reference to Note 18 of Notes to Consolidated Financial Statements under Item 8.

International revenues have historically accounted for a significant portion of our total revenues. Our manufacturing and certain finance operations in the Philippines, as well as our sales and support offices and design centers in other parts of the world, face risks frequently associated with foreign operations, including, but not limited to:

- currency exchange fluctuations, including the weakening of the U.S. dollar;
- the devaluation of local currencies;
- political instability;
- labor issues;
- changes in local economic conditions;
- import and export controls;
- potential shortage of electric power supply; and
- changes in tax laws, tariffs and freight rates.

To the extent any such risks materialize, our business, financial condition or results of operations could be seriously harmed.

Employees

As of January 1, 2012, we had approximately 3,400 employees worldwide, slightly down from approximately 3,500 employees as of January 2, 2011. Geographically, approximately 1,100 employees were located in the Philippines, 900 employees were located in the United States and 1,400 employees were located in other countries. Of the total employees, approximately 1,800 employees were associated with manufacturing, 800 employees were associated with research and development, and 800 employees were associated with selling, general and administrative functions.

None of our employees are represented by a collective bargaining agreement, nor have we ever experienced organized work stoppages.

Executive Officers of the Registrant

Certain information regarding each of our executive officers is set forth below:

Name	Age	Position
T. J. Rodgers	63	President, Chief Executive Officer and Director
Brad W. Buss	48	Executive Vice President, Finance and Administration and Chief Financial Officer
Sabbas A. Daniel	49	Executive Vice President, Quality
Alan Hawse	43	Executive Vice President, Software Development
Paul D. Keswick	54	Executive Vice President, New Product Development, Engineering, IT
Badri Kothandaraman	40	Executive Vice President, Data Communications Division and Executive Director, Cypress India Limited
Dana C. Nazarian	45	Executive Vice President, Memory Products Division
Cathal Phelan	48	Executive Vice President, Chief Technical Officer
Dinesh Ramanathan	42	Executive Vice President, Programmable Systems Division
Christopher A. Seams	49	Executive Vice President, Sales and Marketing
Shahin Sharifzadeh	47	Executive Vice President, World Wide Manufacturing and Operations
Thomas Surrette	49	Executive Vice President, Human Resources
Norman P. Taffe	45	Executive Vice President, Consumer and Computation Division

T.J. Rodgers is founder of Cypress and has been a Director and its President and Chief Executive Officer since 1982. Mr. Rodgers sits on the board of directors of Cypress's internal subsidiaries as well as Bloom

Energy, a privately held fuel cell company. Mr. Rodgers is also a member of the Board of Trustees of Dartmouth College.

Brad W. Buss joined Cypress in 2005 as Executive Vice President, Finance and Administration and Chief Financial Officer. Prior to joining Cypress, Mr. Buss served as Vice President of Finance at Altera Corporation, a provider of programmable logic solutions. Mr. Buss spent seven years as a finance executive with Wyle Electronics, a provider of high tech services for aerospace, life sciences and information systems, culminating as Chief Financial Officer and Secretary of the Atlas Services division. Mr. Buss was also a member of Cisco Systems' worldwide sales finance team. In addition, Mr. Buss served as Senior Vice President of Finance and Chief Financial Officer and Secretary at Zaffire, a developer of optical services networking systems. Mr. Buss currently serves as a board member of certain internal subsidiaries and CafePress.com, a private company, as well as Tesla Motors, a publicly listed company.

Sabbas A. Daniel was appointed Executive Vice President of Quality in 2006. Prior to his current position, Mr. Daniel has held various management positions responsible for Cypress's reliability and field quality organizations. Mr. Daniel joined Cypress in 1998. Prior to joining Cypress, he worked at Samsung in Korea as director of Reliability in the System LSI, memory, LCD, and Alpha microprocessor operations.

Alan Hawse was named Executive Vice President of Software Development in October 2011. Mr. Hawse started his career with Cypress in 1991 and held several new product development management and engineering positions that involved electronic design automation, device modeling and new product information systems. Prior to his current position, Mr. Hawse served as Cypress's Vice President of Information Technology.

Paul D. Keswick has served as Executive Vice President of New Product Development, Engineering, IT since 1996. Prior to his current position, Mr. Keswick has held various management positions, including Vice President and General Manager for various business divisions. Mr. Keswick has been with Cypress since 1986.

Badri Kothandaraman started his career with Cypress in 1995 and was named Executive Vice President of the Data Communications Division in November 2011. In addition to managing DCD, Mr. Kothandaraman also serves as the Executive Director of Cypress Semiconductor Technology India Private Limited. Prior to assuming his current positions, Mr. Kothandaraman held various management roles in memory design, including serving as the Vice President of the Asynchronous, Specialty Memory, Clocks and Non-volatile products business units.

Dana C. Nazarian was named Executive Vice President of Memory Products Division in February 2009. Mr. Nazarian started his career with Cypress in 1988. Prior to his current position, Mr. Nazarian held various management positions, which included oversight of significant operations in our Round Rock, Texas facility and Vice President of our Synchronous SRAM business unit.

Cathal Phelan re-joined Cypress in late 2008 as Executive Vice President and Chief Technical Officer, having left Cypress in early 2006. In 2006, Mr. Phelan left to become Chief Executive Officer/President at Ubicom Inc., a venture capital backed company delivering multi-threaded CPUs. Prior to 2006, Mr. Phelan held a number of engineering and management roles at Cypress, predominantly in design and architecture and then as Executive Vice President for the Data Communications Division. Mr. Phelan originally joined Cypress in 1991, and has 37 granted U.S. patents.

Dinesh Ramanathan was named Executive Vice President of Programmable Systems Division in November 2011. Prior to his current appointment, Dr. Ramanathan served as the Executive Vice President of Data Communications Division from 2005 to 2011. Dr. Ramanathan also served as a Business Unit Director for the specialty memory and communications business units. Prior to joining Cypress in 2004, Dr. Ramanathan held senior marketing and engineering positions at Raza Microelectronics, a semiconductor company, Raza Foundries, a semiconductor company and Forte Design Systems, an electronic design automation company.

Christopher A. Seams was named Executive Vice President of Sales and Marketing in 2005. Prior to his current appointment, Mr. Seams was Executive Vice President of Manufacturing and Research and

Development. Mr. Seams joined Cypress in 1990 and has held a variety of positions in technical and operational management in manufacturing, development and foundry.

Shahin Sharifzadeh is Executive Vice President of Worldwide Manufacturing and Operations, responsible for directing Cypress's process technology R&D, wafer manufacturing, test, assembly and operations worldwide. Prior to his current position, Mr. Sharifzadeh served as Cypress's Vice President of R&D and Wafer Manufacturing. Mr. Sharifzadeh joined Cypress in 1989.

Tom Surrette was named Executive Vice President of Human Resources in September 2008. After working at Philips/Signetics in software, test and product engineering roles, Mr. Surrette joined Cypress in July 1990 and has held a series of engineering, manufacturing and technical management, marketing and product development roles. Mr. Surrette has served as the Business Unit Director for Micropower SRAM and Synchronous SRAM, the Vice President for Non-Volatile Memory and the Sr. Vice President of Worldwide Operations.

Norman P. Taffe was named Executive Vice President of Consumer and Computation Division in 2005. Prior to his current position, Mr. Taffe has held numerous positions, including Marketing Director of the programmable logic and interface products divisions, Managing Director of our mergers and acquisitions and venture funds, Managing Director of the wireless business unit and most recently, Vice President of the Personal Communications Division. Mr. Taffe joined Cypress in 1989 and currently serves as a board member of the Second Harvest Food Bank.

The executive officers of our majority-owned subsidiaries are as follows:

Name	Age	Position
Timothy L. Olson	49	President & Chief Executive Officer, Deca Technologies Inc.
Ronald Sartore	62	Chief Executive Officer, AgigA Tech Inc.
Harry Sim	49	Chief Executive Officer, Cypress Envirosystems

Timothy L. Olson founded Deca Technologies, Inc. and has been a Director and its President and Chief Executive Officer since 2009. Prior to establishing Deca Technologies, Mr. Olson was Senior Vice President of Research & Development and the Emerging Technologies businesses with Amkor Technology, a semiconductor company. Mr. Olson was also previously Executive Vice President of Products and Operations at Micro Component Technology, a manufacturer of automatic testing and handling equipment Vice President of Fico b.v., a developer of packaging solutions for the semiconductor industry and was an Operations and Development Manager at Motorola Semiconductor Products Sector. Mr. Olson has held a technical advisory board position with Cypress since 1998.

Ronald Sartore was appointed Chief Executive Officer of AgigA Tech, Inc. in 2007. AgigA Tech, Inc. was originally a subsidiary of Simtek Corporation, a public company Cypress acquired in 2008. Mr. Sartore has over 30 years of experience in the computer and semiconductor fields. Prior to his current role, Mr. Sartore served as an Executive Vice President and director of Simtek Corporation. Prior to tenure at Simtek, Mr. Sartore served as a Vice President of several business units at Cypress, which he joined as a result of Cypress's 1999 acquisition of Anchor Chips, a company Mr. Sartore founded in 1995. Prior to Anchor Chips, Mr. Sartore held various engineering and management roles at Cheetah International, a supplier of software systems, which he co-founded in 1985.

Harry Sim was appointed Chief Executive Officer of Cypress Envirosystems in 2006. Prior to Cypress Envirosystems, Mr. Sim was with Honeywell from 1991 to 2006, where he was most recently the Global Vice-President of Marketing for Honeywell's Industrial Process Control division. During his 15 years with Honeywell, Mr. Sim held executive positions in general management, strategy, mergers and acquisitions. Prior to Honeywell, Mr. Sim worked at GE, where he was a Payload Director at NASA's Mission Control Center in Houston.

Available Information

We make available our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or Section 15(d) of the

Securities Exchange Act of 1934, as amended, free of charge on our website at *www.cypress.com*, as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission ("SEC"). Additionally, copies of materials filed by us with the SEC may be accessed at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 or at *www.sec.gov*. For information about the SEC's Public Reference Room, contact 1-800-SEC-0330.

ITEM 1A. RISK FACTORS

Current unfavorable economic and market conditions, domestically and internationally, may adversely affect our business, financial condition, results of operations and cash flows.

We have significant customer sales both in the U.S. and internationally. We are also reliant upon U.S. and international suppliers, manufacturing partners and distributors. We are therefore susceptible to adverse U.S. and international economic and market conditions, including the challenging economic conditions that have prevailed and continue to prevail in the U.S. and worldwide. The recent turmoil in the financial markets has resulted in dramatically higher borrowing costs which have made it more difficult (in some cases, prohibitively so) for many companies to obtain credit and fund their working capital obligations. If any of our manufacturing partners, customers, distributors or suppliers experiences serious financial difficulties or ceases operations, our business will be adversely affected. In addition, the adverse impact of the credit crisis on consumers, including higher unemployment rates, is expected to adversely impact consumer spending, which will adversely impact demand for consumer products such as certain end products in which our chips are embedded. For example, in the first quarter of fiscal 2011, we experienced a revenue shortfall due to a sudden decline in consumer demand for tablet products which incorporate our products. Our TrueTouch™ family of products, which is highly concentrated in consumer markets, is also susceptible to declines in consumer demand that may arise from adverse economic conditions. In addition, prices of certain commodities, including oil, metals, grains and other food products, are volatile and are subject to fluctuations arising from changes in domestic and international supply and demand, labor costs, competition, market speculation, government regulations and periodic delays in delivery. High or volatile commodity prices increase the cost of doing business and adversely affect consumers' discretionary spending. As a result of the difficulty that businesses (including our customers) may have in obtaining credit, the increasing and/or volatile costs of commodities and the decreased consumer spending that is the likely result of the credit market crisis, unemployment and commodities' price volatility, continued global economic and market turmoil are likely to have an adverse impact on our business, financial condition, results of operations and cash flows.

The trading price of our common stock has been and will likely continue to be volatile due to various factors, some of which are beyond our control, and each of which could adversely affect our stockholders' value.

The trading price of our common stock has been and will likely continue to be volatile due to various factors, some of which are beyond our control, including, but not limited to:

- quarterly variations in our results of operations or those of our competitors;
- announcements by us or our competitors of acquisitions, new products, significant contracts, design wins, commercial relationships or capital commitments;
- the perceptions of general market conditions in the semiconductor industry and global market conditions;
- our ability to develop and market new and enhanced products on a timely basis;
- any major change in our board or management;
- changes in governmental regulations or in the status of our regulatory compliance;
- recommendations by securities analysts or changes in earnings estimates concerning us or our customers or competitors;
- announcements about our earnings or the earnings of our competitors that are not in line with analyst expectations;
- the volume of short sales, hedging and other derivative transactions on shares of our common stock;
- economic conditions and growth expectations in the markets we serve;

- credit conditions; and
- changes in our policy regarding dividends or our ability to declare a dividend.

Further, the stock market in general, and the market for technology companies in particular, have experienced extreme price and volume fluctuations. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our actual operating performance. In the past, following periods of volatility in the overall market and the market price of a company's securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources.

We face significant volatility in supply and demand conditions for our products, and this volatility, as well as any failure by us to accurately forecast future supply and demand conditions, could materially and negatively impact our business.

The semiconductor industry has historically been characterized by wide fluctuations in the demand for, and supply of, semiconductors. Demand for our products depends in large part on the continued growth of various electronics industries that use our products, including, but not limited to:

- wireless telecommunications equipment;
- computers and computer-related peripherals;
- memory;
- networking equipment and
- consumer electronics including mobile handsets, tablets, notebook PC's, automotive electronics and industrial controls.

Any downturn or reduction in the growth of these industries could seriously harm our business, financial condition and results of operations. In particular, our TrueTouch™ family of products is highly concentrated in consumer markets which are susceptible to changes in the general economy.

We order materials and build our products based primarily on our internal forecasts, customer and distributor forecasts and secondarily on existing orders, which may be cancelled under many circumstances. Because our markets are volatile and subject to rapid technological and price changes, our forecasts may be inaccurate, causing us to make too many or too few of certain products.

Also, our customers frequently place orders requesting product delivery almost immediately after the order is made, which makes forecasting customer demand even more difficult, particularly when supply is abundant. If we experience inadequate demand or a significant shift in the mix of product orders that makes our existing capacity and capability inadequate, our fixed costs per semiconductor produced will increase, which will harm our financial condition and results of operations. Alternatively, if we should experience a sudden increase in demand, we will need to quickly ramp our inventory and/or manufacturing capacity to adequately respond to our customers. If we or our manufacturing partners are unable to ramp our inventory or manufacturing capacity in a timely manner or at all, we risk losing our customers' business, which could have a negative impact on our financial performance and reputation.

If we fail to compete successfully in our highly competitive industry and markets, our business, financial condition and results of operations will be seriously harmed.

The semiconductor industry is intensely competitive. This intense competition results in a difficult operating environment that is marked by erosion of average selling prices over the life of each product and rapid technological change resulting in limited product life cycles. In order to offset selling price decreases, we attempt to decrease the manufacturing costs of our products and to introduce new, higher priced products that incorporate advanced features. If these efforts are not successful or do not occur in a timely manner, or if our newly introduced products do not gain market acceptance, our business, financial condition and results of operations could be seriously harmed.

Our ability to compete successfully in the rapidly evolving semiconductor technology industry depends on many factors, including:

- our success in developing and marketing new products, software platforms and manufacturing technologies and bringing them to market on a timely basis; especially our new touchscreen products which have been a major source of revenue growth over the last two years;
- the quality and price of our products;
- the diversity of our product lines;
- the cost effectiveness of our design, development, manufacturing, support and marketing efforts, especially as compared to our competitors;
- our customer service and customer satisfaction;
- our ability to successfully execute our flexible manufacturing initiative;
- the pace at which customers incorporate our products into their systems, as is sometimes evidenced by design wins;
- the number, strength and nature of our competitors, the markets they target and the rate of their technological advances;
- the success of certain of our development activity which is a part of our Emerging Technologies business segment;
- general economic conditions; and
- our access to and the availability of working capital.

Although we believe we currently compete effectively in the above areas to the extent they are within our control, given the pace of change in the industry, our current abilities are not guarantees of future success. If we are unable to compete successfully in this environment, our business, financial condition and results of operations will be seriously harmed.

If we fail to develop, introduce and sell new products or fail to develop and implement new technologies, our financial results could be adversely impacted.

Like many semiconductor companies, which operate in a highly competitive, quickly changing environment marked by rapid obsolescence of existing products, our future success depends on our ability to develop and introduce new products that customers choose to buy. Our new products, for example PSoC®3 and 5 and TrueTouch™ are an important strategic focus for us and therefore, they tend to consume a significant amount of resources. The new products the market requires tend to be increasingly complex, incorporating more functions and operating at faster speeds than old products. Increasing complexity generally requires smaller features on a chip. This makes manufacturing new generation of products substantially more difficult than prior generations.

Despite the significant amount of resources we commit to new products, there can be no guarantee that such products will perform as expected or at all, be introduced on time to meet customer schedules or gain market acceptance. If we fail to introduce new product designs in a timely manner or are unable to manufacture products according to the requirements of these designs, or if our customers do not successfully introduce new systems or products incorporating our products, or market demand for our new products does not materialize as anticipated, our business, financial condition and results of operations could be materially harmed.

The complex nature of our manufacturing activities, our broad product portfolio, and our increasing reliance on third party manufacturers makes us highly susceptible to manufacturing problems and these problems can have a substantial negative impact on us if they occur.

Making semiconductors is a highly complex and precise process, requiring production in a tightly controlled, clean environment. Even very small impurities in our manufacturing materials, defects in the masks used to print circuits on a wafer or other problems in the wafer fabrication process can cause a substantial percentage of wafers to be rejected or numerous chips on each wafer to be non-functional. We and, similarly, our third party foundry partners, may experience problems in achieving an acceptable success rate in the manufacture of wafers and the likelihood of facing such difficulties is higher in connection with the transition to new manufacturing methods. The interruption of wafer fabrication or the failure to achieve acceptable manufacturing yields at any of our facilities, or the facilities of our third-party foundry partners, would seriously harm our business, financial condition and results of operations. We may also experience manufacturing problems in our assembly and test operations and in the introduction of new packaging materials.

We are increasingly dependent upon third-parties to manufacture, distribute, generate a significant portion of our sales, fulfill our customer orders and transport our product. Problems in the performance or availability of these companies could seriously harm our financial performance.

Although a majority of our products were fabricated in our manufacturing facilities located in Minnesota and the Philippines, we rely to a significant extent on independent contractors to manufacture our products. We expect to increase this reliance on third-party manufacturing in the future. For example, in December 2008, we substantially completed the exit of our manufacturing facility in Texas and transferred certain production to our more cost-competitive facility in Minnesota and outside foundries. In addition, if market demand for our products exceeds our internal manufacturing capacity and available capacity from our foundry partners, we may seek additional foundry manufacturing arrangements.

A shortage in foundry manufacturing capacity, which is more likely to occur at times of increasing demand, could hinder our ability to meet demand for our products and therefore adversely affect our operating results. In addition, greater demand for wafers produced by any such foundries without an offsetting increase in foundry capacity raises the likelihood of potential wafer price increases. Our operations would be disrupted if any of our foundry partners terminates its relationship with us or has financial issues and we are unable to arrange a satisfactory alternative to fulfill customer orders on a timely basis and in a cost-effective manner. However, there are only a few foundry vendors that have the capabilities to manufacture our most advanced products. If we engage alternative sources of supply, we may encounter start-up difficulties and incur additional costs. Also, shipments could be delayed significantly while these sources are qualified for volume production. The recent earthquake and tsunami in Japan and the aftermath have created significant economic uncertainty in that country. While we do not have significant operations in Japan, certain of our raw materials are sourced there. Based on a review of our extended semiconductor supply chain, we do not foresee any significant impact in the near term on our ability to supply product to our customers due to the earthquake in Japan, the floods in Thailand or any other disasters that could occur in the world. We will continue to monitor these situations and any potential impact on our business.

While a high percentage of our products are assembled, packaged and tested at our manufacturing facility located in the Philippines, we rely on independent subcontractors to assemble, package and test the balance of our products. We cannot be certain that these subcontractors will continue to assemble, package and test products for us on acceptable economic and quality terms or at all and it might be difficult for us to find alternatives if they do not do so.

Our channel partners include distributors and resellers. We continue to expand and change our relationships with our distributors and see an increase in the proportion of our revenues generated from our distributor channel in the future. Worldwide sales through our distributors accounted for approximately 72% of our net sales in fiscal year 2011. We rely on many distributors to assist us in creating customer demand, providing technical support and other value-added services to our customers, filling customer orders and stocking our products. We face ongoing business risks due to our reliance on our channel partners to create and maintain customer relationships where we have a limited or no direct relationship. Should our relationships with our channel partners or their effectiveness decline, we face the risk of declining demand which could affect our results of operations. Our contracts with our distributor may be terminated by either party upon notice. In addition, our distributors are located all over the world and are of various sizes and financial conditions. Any disruptions to our distributors' operations such as lower sales, lower earnings, debt downgrades, the inability to access capital markets and higher interest rates could have an adverse impact on our business.

We also rely on independent carriers and freight haulers to move our products between manufacturing plants and our customers' facilities. Transport or delivery problems due to their error or because of unforeseen interruptions in their business due to factors such as strikes, political instability, terrorism, natural disasters or accidents could seriously harm our business, financial condition and results of operations and ultimately impact our relationship with our customers.

We may be unable to protect our intellectual property rights adequately and may face significant expenses as a result of ongoing or future litigation.

The protection of our intellectual property rights, as well as those of our subsidiaries, is essential to keeping others from copying the innovations that are central to our existing and future products. It may be possible for an unauthorized third party to reverse-engineer or decompile our software products. The process of seeking patent protection can be long and expensive and we cannot be certain that any currently pending or future applications will actually result in issued patents, or that, even if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to us. Furthermore, our flexible fab initiative requires us to enter into technology transfer agreements with external partners, providing third party access to our intellectual property and resulting in additional risk. In some cases, these technology transfer and/or license agreements are with foreign companies and subject our intellectual property to foreign countries which may afford less protection and/or result in increased costs to enforce such agreements. We anticipate that we will continue to enter into these kinds of licensing arrangements in the future. Consequently, we may become involved in litigation, in the United States or abroad, to enforce our patents or other intellectual property rights, to protect our trade secrets and know-how, to determine the validity or scope of the proprietary rights of others or to defend against claims of invalidity. We are also from time to time involved in litigation relating to alleged infringement by us of others' patents or other intellectual property rights. Moreover, a key element of our strategy is to enter new markets with our products. If we are successful in entering these new markets, we will likely be subject to additional risks of potential infringement claims against us as our technologies are deployed in new applications and face new competitors. We may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights, particularly in certain international markets, making misappropriation of our intellectual property more likely. Patent litigation, if necessary or if and when instituted against us, could result in substantial costs and a diversion of our management's attention and resources.

Other companies or entities also have commenced, and may again commence, actions seeking to establish the invalidity of our patents. In the event that one or more of our patents are challenged, a court may invalidate the patent(s) or determine that the patent(s) is not enforceable, which could harm our competitive position. If our key patents are invalidated, or if the scope of the claims in any of these patents is limited by court decision, we could be prevented from licensing the invalidated or limited portion of such patents. Such adverse decisions could negatively impact our revenues.

Intellectual property litigation is frequently expensive to both the winning party and the losing party and could take up significant amounts of management's time and attention. In addition, if we lose such a lawsuit, a court could find that our intellectual property rights are invalid, enabling our competitors to use our technology, or require us to pay substantial damages and/or royalties or prohibit us from using essential technologies. For these and other reasons, this type of litigation could seriously harm our business, financial condition and results of operations. Also, although in certain instances we may seek to obtain a license under a third party's intellectual property rights in order to bring an end to certain claims or actions asserted against us, we may not be able to obtain such a license on reasonable terms or at all. We believe we have meritorious defenses and claims in our current litigation and we intend to defend and pursue such claims vigorously. Unfortunately, such litigation and other claims are subject to inherent uncertainties.

We also rely on trade secret protection for our technology, in part through confidentiality and other written agreements with our employees, consultants and third parties. Through these and other written agreements, we attempt to control access to and distribution of our intellectual property documentation and other proprietary technology information. Despite our efforts to protect our proprietary rights, former employees, consultants or third parties may, in an unauthorized manner, attempt to use, copy or otherwise obtain and market or distribute our intellectual property rights or technology or otherwise develop a product with the same functionality as our technology. Policing unauthorized use of our intellectual property rights is difficult, and nearly impossible on a worldwide basis. Therefore, we cannot be certain that the steps we have taken or will take in the future will prevent misappropriation of our technology or intellectual property rights, particularly in foreign countries where we do business or where our technology is sold or used, where the laws may not protect proprietary rights as fully as do the laws of the United States or where the enforcement of such laws is not common or effective.

If credit market conditions do not continue to improve or if they worsen, it could have a material adverse impact on our investment portfolio.

The ongoing U.S. sub-prime mortgage defaults and the global financial, economic and credit issues have had a significant impact across various sectors of the financial markets, causing global credit and liquidity issues. If the global credit market does not continue to improve or if it deteriorates, our investment portfolio may be impacted and we could determine that some of our investments are impaired. This could materially adversely impact our results of operations and financial condition.

We face additional problems and uncertainties associated with international operations that could seriously harm us.

International revenues historically accounted for a significant portion of our total revenues. Our manufacturing, assembly, test operations and certain finance operations located in the Philippines, as well as our international sales offices and design centers, face risks frequently associated with foreign operations including but not limited to:

- currency exchange fluctuations;
- the devaluation of local currencies;
- political instability;
- labor issues;
- the impact of natural disasters on local infrastructures;
- changes in local economic conditions;
- import and export controls;
- potential shortage of electric power supply; and
- changes in tax laws, tariffs and freight rates.

To the extent any such risks materialize, our business, financial condition or results of operations could be seriously harmed.

We compete with others to attract and retain key personnel, and any loss of, or inability to attract, such personnel would harm us.

To a greater degree than most non-technology companies, we depend on the efforts and abilities of certain key members of management and other technical personnel. Our future success depends, in part, upon our ability to retain such personnel and to attract and retain other highly qualified personnel, particularly product and process engineers. We compete for these individuals with other companies, academic institutions, government entities and other organizations. Competition for such personnel is intense and we may not be successful in hiring or retaining new or existing qualified personnel. Equity awards are critical to our ability to hire and retain such key personnel. In addition, we may also need to significantly increase our cash based compensation significantly.

Our financial results could be adversely impacted if our Emerging Technologies businesses fail to develop and successfully bring to market new and proprietary products.

We have made a financial and personnel commitment to our Emerging Technologies businesses. Despite the significant amount of resources we commit to our Emerging Technologies businesses, there can be no guarantee that such Emerging Technologies businesses will perform as expected or at all, launch new products and solutions as expected or gain market acceptance. If our Emerging Technologies businesses' fail to introduce new product and solutions or successfully develop new technologies, or if our customers do not successfully introduce new systems or products incorporating the products or solutions offered by our Emerging Technologies businesses or market demand for the products or solutions offered by our Emerging Technologies businesses do not materialize as anticipated, our business, financial condition and results of operations could be materially harmed.

Any guidance that we may provide about our business or expected future results may differ significantly from actual results.

From time to time we have shared our views in press releases or SEC filings, on public conference calls and in other contexts about current business conditions and our expectations as to potential future results. Correctly identifying the key factors affecting business conditions and predicting future events is inherently an uncertain process especially in these very uncertain economic times. Our analyses and forecasts have in the past and, given the complexity and volatility of our business, will likely in the future, prove to be incorrect and could be materially incorrect. We offer no assurance that such predictions or analyses will ultimately be accurate, and investors should treat any such predictions or analyses with appropriate caution. Any analysis or forecast that we make which ultimately proves to be inaccurate may adversely affect our stock price.

We are subject to many different environmental, health and safety laws, regulations and directives, and compliance with them may be costly.

We are subject to many different international, federal, state and local governmental laws and regulations related to, among other things, the storage, use, discharge and disposal of toxic, volatile or otherwise hazardous chemicals used in our manufacturing process and the health and safety of our employees. Compliance with these regulations can be costly. We cannot assure you that we have been, or will be at all times in complete compliance with such laws and regulations. If we violate or fail to comply with these laws and regulations, we could be fined or otherwise sanctioned by the regulators. Under certain environmental laws, we could be held responsible, without regard to fault, for all of the costs relating to any contamination at our or our predecessors' past or present facilities and at third party waste disposal sites. We could also be held liable for any and all consequences arising out of human exposure to such substances or other environmental damage.

Over the last several years, there has been increased public awareness of the potentially negative environmental impact of semiconductor manufacturing operations. This attention and other factors may lead to changes in environmental regulations that could force us to purchase additional equipment or comply with other potentially costly requirements. If we fail to control the use of, or to adequately restrict the discharge of, hazardous substances under present or future regulations, we could face substantial liability or suspension of our manufacturing operations, which could seriously harm our business, financial condition and results of operations.

We face increasing complexity in our product design as we adjust to new and future requirements relating to the material composition of our products, including the restrictions on lead and other hazardous substances that apply to specified electronic products put on the market in the European Union (Restriction on the Use of Hazardous Substances Directive 2002/95/EC, also known as the "RoHS Directive") and similar legislation in China and California. Other countries, including at the federal and state levels in the United States, are also considering laws and regulations similar to the RoHS Directive. Certain electronic products that we maintain in inventory may be rendered obsolete if they are not in compliance with the RoHS Directive or similar laws and regulations, which could negatively impact our ability to generate revenue from those products. Our customers and other companies in the supply chain may require us to certify that our products are RoHS compliant. Although we cannot predict the ultimate impact of any such new laws and regulations, they will likely result in additional costs or decreased revenue, and could require that we redesign or change how we manufacture our products.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.

Our worldwide operations could be disrupted by earthquakes, telecommunications failures, power or water shortages, tsunamis, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics or pandemics and other natural or man-made disasters or catastrophic events, for which we are predominantly self-insured. The occurrence of any of these business disruptions could result in significant losses, seriously harm our revenue and financial condition, adversely affect our competitive position, increase our costs and expenses, and require substantial expenditures and recovery time in order to fully resume operations. Our corporate headquarters, and a portion of our research and development activities, are located in California, and other critical business operations and some of our suppliers are located in California and Asia, near major earthquake faults known for seismic activity. The manufacture of product components, the final assembly of our products and other critical operations are concentrated in certain geographic locations, including the Philippines, China and India. We also rely on major logistics hubs primarily in Asia to manufacture and distribute our products. Our operations could be adversely affected if manufacturing, logistics or other operations in these locations are disrupted for any reason, including natural disasters, information technology system failures, military actions or economic, business, labor, environmental, public health, regulatory or political issues. The ultimate impact on us, our significant suppliers and our general infrastructure of being located near major earthquake faults and being consolidated in certain geographical areas is unknown. However in the event of a major earthquake or other natural disaster or catastrophic event, our revenue, profitability and financial condition could suffer.

In late July 2011, Thailand experienced severe flooding that caused widespread damage to the local manufacturing industry. We obtain certain components from suppliers with operations in Thailand that were and continue to be severely impacted by the flooding. If we are unable to support our ongoing demand for these components, our business, revenues, gross margins and results of operations may be adversely affected.

System security risks, data protection breaches, cyber-attacks and systems integration issues could disrupt our internal operations, and any such disruption could reduce our expected revenue, increase our expenses, damage our reputation and adversely affect our stock price.

Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential and proprietary information, create system disruptions or cause shutdowns. Computer programmers and hackers also may be able to develop and deploy viruses, worms, and other malicious software programs that attack our products or otherwise exploit any security vulnerabilities of our products. The costs to us to eliminate or alleviate cyber or other security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant, and our efforts to address these problems may not be successful and could result in interruptions and delays that may impede our sales, manufacturing, distribution or other critical functions.

We manage and store various proprietary information and sensitive or confidential data relating to our business on the cloud. Breaches of our security measures or the accidental loss, inadvertent disclosure or unapproved dissemination of proprietary information or sensitive or confidential data about us, including the potential loss or disclosure of such information or data as a result of fraud, trickery or other forms of deception, could expose us to a risk of loss or misuse of this information, result in litigation and potential liability for us, damage our brand and reputation or otherwise harm our business. In addition, the cost and operational consequences of implementing further data protection measures could be significant.

Portions of our IT infrastructure also may experience interruptions, delays or cessations of service or produce errors in connection with systems integration or migration work that takes place from time to time. We may not be successful in implementing new systems and transitioning data, which could cause business disruptions and be more expensive, time consuming, disruptive and resource-intensive. Such disruptions could adversely impact our ability to fulfill orders and interrupt other processes. Delayed sales, lower margins or lost customers resulting from these disruptions have adversely affected us in the past, and in the future could adversely affect, our financial results, stock price and reputation.

We maintain self-insurance for certain indemnities we have made to our officers and directors.

Our certificate of incorporation, by-laws and indemnification agreements require us to indemnify our officers and directors for certain liabilities that may arise in the course of their service to us. We self-insure with respect to these indemnifiable claims. If we were required to pay a significant amount on account of these liabilities for which we self-insure, our business, financial condition and results of operations could be seriously harmed.

We may utilize debt financing and such indebtedness could adversely affect our business, financial condition, results of operations, earnings per share and our ability to meet our payment obligations.

We routinely incur indebtedness to finance our operations and at times we have had significant amounts of outstanding indebtedness and substantial debt service requirements. Our ability to meet our payment and other obligations under our indebtedness depends on our ability to generate significant cash flow. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors as well as other factors that are beyond our control. There is no assurance that our business will generate cash flow from operations, or that future borrowings will be available to us under our existing or any amended credit facilities or otherwise, in an amount sufficient to enable us to meet payment obligations under indebtedness we may under take from time to time. If we are not able to generate sufficient cash flow to service our debt obligations, we may need to refinance or restructure our debt, sell assets, reduce or delay capital investments, or seek to raise additional capital. If we are unable to implement one or more of these alternatives, we may not be able to meet our payment obligations under any indebtedness we owe. As of January 1, 2012, our outstanding debt included $15.2 million capital leases, $14.1 million equipment loans and $16.4 million advances received for the sale of certain of our auction rate securities. See Note 13 for more information on equipment loans, Note 17 for more information on capital leases and Note 5 for more information on advances received for the sale of auction rate securities.

Changes in U.S. tax legislation regarding our foreign earnings could materially impact our business.

A majority of our revenue is generated from customers located outside the U.S. and a substantial portion of our assets, including employees, are located outside the U.S. Foreign withholding taxes and U.S. income taxes have not been provided on undistributed earnings for certain non-U.S. subsidiaries, because such earnings are intended to be indefinitely reinvested in the operations of those subsidiaries. In the past, the administration has considered initiatives which could substantially reduce our ability to defer U.S. taxes including: limitations on deferral of U.S. taxation of foreign earnings, eliminate utilization or substantially reduce our ability to claim foreign tax credits, and eliminate various tax deductions until foreign earnings are repatriated to the U.S. If any of these proposals are constituted into law, they could have a negative impact on our financial position and results of operations.

We are subject to examination by the U.S. Internal Revenue Service (the "IRS"), and from time to time we are subject to income tax audits or similar proceedings in other jurisdictions in which we do business, and as a result we may incur additional costs and expenses or owe additional taxes, interest and penalties which will negatively impact our operating result.

We are subject to income taxes in the U.S. and certain foreign jurisdictions, and our determination of our tax liability is subject to review by applicable domestic and foreign tax authorities. The results of these US and certain foreign jurisdiction examinations may result in a decrease of our current estimate of unrecognized tax benefits or increase of actual tax liabilities which could negatively impact our financial position, results of operations and cash flows.

The accumulation of changes in our shares by "5-percent stockholders" could trigger an ownership change for U.S. income tax purposes, in which case our ability to utilize our net operating losses would be limited and therefore impact our future tax benefits.

Cypress is a publicly traded company whose stockholders can change on a daily basis. These changes are beyond our control. The U.S. Internal Revenue Code (Section 382) restricts a company's ability to benefit from net operating losses if a "Section 382 Ownership Change" occurs. An ownership change for purposes of U.S. tax law Section 382 may result from ownership changes that increase the aggregate ownership of "5-percent stockholders," by more than 50 percentage points over a testing period, generally three years ("Section 382 Ownership Change"). To our knowledge, we have not experienced a Section 382 Ownership Change. We cannot give any assurance that we will not experience a Section 382 Ownership Change in future years.

Our ability to add or replace distributors is limited.

Our distributors are contracted by us to perform two primary, yet distinct, functions that are difficult to replace:

- distributors provide logistics support, such as order entry, credit, forecasting, inventory management, and shipment of product, to end customers. The process of integrating systems to allow for electronic data interchange is complex and can be time consuming.
- distributors create demand for our products at the engineering level. This mandates the training of an extended distributor sales force, as well as hiring and training specialized applications engineers skilled in promoting and servicing products at the engineering level.

In addition, our distributors' expertise in the determination and stocking of acceptable inventory levels may not be easily transferable to a new distributor. Also, end customers may be hesitant to accept the addition or replacement of a distributor.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our executive offices are located in San Jose, California. The following tables summarize our primary properties as of the end of fiscal 2011:

Location	Square Footage	Primary Use
Owned:		
United States:		
San Jose, California	171,000	Administrative offices, research and development
Bloomington, Minnesota	337,000	Manufacturing, research and development
Round Rock, Texas	100,000	Property held for sale
Lynnwood, Washington	67,000	Administrative offices, research and development
Asia:		
Cavite, Philippines	221,000	Manufacturing, research and development
Leased:		
Asia:		
Bangalore, India	170,000	Research and development
Shanghai, China	29,000	Research and development

The manufacturing facility located in Round Rock, Texas ceased operations in fiscal 2008. The net book value of the remaining restructured assets that were classified as held for sale and included in "Other current assets" in the Consolidated Balance Sheets was $6.9 million as of January 1, 2012 and January 2, 2011. We expect to sell the facility within the next twelve months; however, there can be no assurance of this and our ability to complete the sale of any restructured assets may be impacted by economic and credit conditions. We continue to incur expenses related to ongoing maintenance and upkeep of the Texas facility until we complete the sale of the property.

In the middle of fiscal 2011, one of our buildings consisting of 62,688 square feet located in San Jose, California was vacated and we began to market it for sale or lease. In the fourth quarter of fiscal 2011, we completed the sale of this building to a third party for approximately $5.1 million. Refer to Note 6 for more information on this transaction.

In April 2011, we sold a building located in San Jose, California consisting of 75,732 square feet to a charitable organization for $4.0 million in exchange for a promissory note. Refer to Note 17 for more information on this transaction.

We have additional leases for sales offices and design centers located in the United States, Asia and Europe. We believe that our current properties are suitable and adequate for our foreseeable needs. We may need to exit facilities as we continue to evaluate our business model and cost structure.

ITEM 3. LEGAL PROCEEDINGS

Information with respect to this item may be found in Note 17 of Notes to Consolidated Financial Statements in Item 8, which is incorporated herein by reference.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information, Holders of Common Equity, Dividends and Performance Graph

Effective November 12, 2009, our common stock is listed on the NASDAQ Global Select Market under the trading symbol "CY." Prior to November 12, 2009, our common stock was listed on the New York Stock Exchange. The following table sets forth the high and low per share prices for our common stock:

	Low	High
Fiscal 2011:		
Fourth quarter	$ 13.99	$ 20.25
Third quarter	$ 14.87	$ 23.19
Second quarter	$ 17.83	$ 23.17
First quarter	$ 17.94	$ 23.38
Fiscal 2010:		
Fourth quarter	$ 12.39	$ 18.58
Third quarter	$ 9.94	$ 13.14
Second quarter	$ 10.03	$ 13.62
First quarter	$ 10.05	$ 12.43
Fiscal 2009:		
Fourth quarter	$ 8.43	$ 10.79
Third quarter	$ 8.61	$ 11.27
Second quarter	$ 6.74	$ 9.33
First quarter	$ 3.87	$ 6.94

As of February 15, 2012, there were approximately 1,535 registered holders of record of our common stock.

Dividends

We initiated our first ever dividend program in the second quarter of fiscal 2011 and our Board declared cash dividends of $0.09 per share payable in the third and fourth quarters of fiscal 2011. Total cash dividends paid in fiscal 2011 were approximately $29.0 million. On December 8, 2011, our Board declared a cash dividend of $0.09 per share payable to holders of record of our common stock at the close of business day on January 5, 2012. This cash dividend was paid on January 19, 2012 and totaled approximately $13.8 million. No cash dividends were declared and paid in fiscal 2010 and 2009.

The following line graph compares the yearly percentage change in the cumulative total stockholder return on our common stock against the cumulative total return of the Standard and Poor ("S&P") 500 Index and the S&P Semiconductors Index for the last five fiscal years:

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Cypress Semiconductor Corporation, the S&P 500 Index, and the S&P Semiconductors Index


$800
$700
$600
$500
$400
$300
$200
$100
$0
December 31, 2006
December 30, 2007
December 28, 2008
January 3, 2010
January 2, 2011
January 1, 2012
Cypress Semiconductor Corporation
S&P 500
S&P Semiconductors

* $100 invested on 12/31/06 in stock or index, including reinvestment of dividends. Indexes calculated on month-end basis.

	December 30, 2007	December 28, 2008	January 3, 2010	January 2, 2011	January 1, 2012
Cypress**	$ 218	$ 149	$ 393	$ 692	$ 636
S&P 500 Index	$ 105	$ 66	$ 84	$ 97	$ 99
S&P Semiconductors Index	$ 112	$ 61	$ 98	$ 109	$ 111

** All closing prices underlying this table have been adjusted for cash dividends, stock splits and stock dividends including the SunPower spin.

Securities Authorized for Issuance under Equity Compensation Plans

Equity Compensation Plan Information:

The following table summarizes certain information with respect to our common stock that may be issued under the existing equity compensation plans as of January 1, 2012:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options (a)	Weighted-Average Exercise Price of Outstanding Options (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
	(In thousands, except per-share amounts)		
Equity compensation plans approved by shareholders	25,000 (1)	$ 6.75 (3)	26,900 (2)
Equity compensation plans not approved by shareholders	7,300	$ 5.91	—
Total	32,300	$ 6.49 (3)	26,900

(1) Includes 9.0 million shares of restricted stock units and restricted stock awards granted.

(2) Includes 23.9 million shares available for future issuance under Cypress's 1994 Amended Stock Option Plan. In addition, the amount includes 3.0 million shares available for future issuance under Cypress's Employee Stock Purchase Plan.
(3) Excludes the impact of 9.0 million shares of restricted stock units and restricted stock which have no exercise price.

See Note 7 of Notes to Consolidated Financial Statements under Item 8 for further discussion of Cypress's stock plans.

Recent Sales of Unregistered Securities

None.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Stock Buyback Programs:

$400 Million Program Authorized in Fiscal 2011

On September 20, 2011, our Board of Directors (the "Board") authorized a new $400.0 million stock buyback program. The program allows us to purchase our common stock or enter into equity derivative transactions related to our common stock. The timing and actual amount expended with the new authorized funds will depend on a variety of factors including the market price of our common stock, regulatory, legal, and contractual requirements, and other market factors. The program does not obligate us to repurchase any particular amount of common stock and may be modified or suspended at any time at the discretion of our Board.

The table below sets forth information with respect to repurchases of our common stock made during fiscal 2011 under this program:

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs	Total Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs
	(In thousands, except per-share amounts)			
Authorized fund under this program	—	$ —	—	$ 400,000
Repurchases in fiscal 2011:				
August 29, 2011—October 2, 2011	1,125	15.57	1,125	$ 382,489
October 3, 2011—October 30, 2011	1,257	14.29	1,257	$ 364,530
October 31, 2011—November 27, 2011	139	18.92	139	$ 361,888
November 28, 2011—January 1, 2012	2,540	16.42	2,540	$ 320,189
Total repurchases in fiscal 2011	5,061	15.77	5,061	$ 320,189

$600 Million Program Authorized in Fiscal 2010

The $600.0 million stock buyback program authorized by our Board in October 2010 was completed in the third quarter of fiscal 2011. The following table sets forth information with respect to repurchases of our common stock made during fiscal 2011 and 2010 under this program:

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs	Total Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs
	(In thousands, except per-share amounts)			
Authorized fund under this program	—	$ —	—	$ 600,000
Repurchases in fiscal 2010:				
Stock repurchases:				
October 4, 2010—October 31, 2010	16	13.13	16	$ 599,794
November 1, 2010—November 28, 2010	457	14.95	457	$ 592,958
November 29, 2010—January 2, 2011	1,229	17.91	1,229	$ 570,946
Total repurchases in fiscal 2010	1,702	17.07	1,702	$ 570,946
Repurchases in fiscal 2011:				
Stock repurchases:				
January 3, 2011—January 30, 2011	1,411	$ 18.56	1,411	$ 544,748
January 31, 2011—February 27, 2011	2,464	$ 21.19	2,464	$ 492,530
February 28, 2011—April 3, 2011	1,981	$ 19.52	1,981	$ 453,857
April 4, 2011—May 1, 2011	102	$ 17.91	102	$ 452,033
May 30, 2011—July 3, 2011	1,215	$ 19.72	1,215	$ 428,063
July 4, 2011—July 31, 2011	7	$ 21.68	7	$ 427,924
August 1, 2011—August 28, 2011	13,341	$ 17.42	13,341	$ 195,469
August 29, 2011—October 2, 2011	914	$ 16.22	914	$ 180,635
Total	21,435	$ 18.21	21,435	$ 180,635
Yield enhancement structured agreements settled in stock				
February 28, 2011—April 3, 2011	2,500	$ 20.99	2,500	$ 128,152
April 4, 2011—May 1, 2011	4,000	$ 18.84	4,000	$ 52,802
August 29, 2011—October 2, 2011	3,000	$ 17.60	3,000	$ —
Total	9,500	$ 19.01	9,500	$ —
Total repurchases in fiscal 2011	30,935	$ 18.46	30,935	$ —
Total repurchases under this program	32,637	$ 18.38	32,637	$ —

$600 Million Program Authorized in Fiscal 2008

In fiscal 2008, our Board approved up to a total of $600.0 million that may be used for stock purchases under the stock repurchase program. During fiscal 2008, we used $375.6 million in cash to repurchase a total of approximately 37.1 million shares at an average share price of $10.13. During fiscal 2009, we used $46.3 million to repurchase approximately 5.8 million shares at an average share price of $8.00. On October 28, 2009, the Audit Committee of the Board voted to rescind the remaining $178.1 million available under the program for additional repurchases.

Yield Enhancement Program ("YEP"):

In fiscal 2009, the Audit Committee approved a yield enhancement strategy intended to improve the yield on our available cash. As part of this program, the Audit Committee authorized us to enter into short-term yield enhanced structured agreements, typically with maturities of 90 days or less, correlated to our stock price. Under the agreements we have entered into to date, we pay a fixed sum of cash upon execution of an agreement in exchange for the financial institution's obligations to pay either a pre-determined amount of cash or shares of our common stock depending on the closing market price of our common stock on the expiration date of the agreement. Upon expiration of each agreement, if the closing market price of our common stock is above the pre-determined price, we will have our cash investment returned plus a yield substantially above the yield currently available for short-term cash investments. If the closing market price is at or below the pre-determined price, we will receive the number of shares specified at the agreement's inception. As the outcome of these arrangements is based entirely on our stock price and does not require us to deliver either shares or cash, other than the original investment, the entire transaction is recorded in equity. The shares received upon the maturing of a yield enhancement structure are included in our "shares of common stock held in treasury" in the Consolidated Balance Sheets under Item 8.

We have entered into various yield enhanced structured agreements based upon a comparison of the yields available in the financial markets for similar maturities against the expected yield to be realized per the structured agreement and the related risks associated with this type of arrangement. We believe the risk associated with these types of agreements is no different than alternative investments available to us with equivalent counterparty credit ratings. All counterparties to a yield enhancement program have a credit rating of at least Aa2 or A as rated by major independent rating agencies. For all such agreements that matured to date, the yields of the structured agreements were far superior to the yields available in the financial markets primarily due to the volatility of our stock price and the pre-payment aspect of the agreements. The counterparty is willing to pay a premium over the yields available in the financial markets due to the structure of the agreement.

The following table summarizes the activity of our settled yield enhanced structured agreements during fiscal 2011, 2010 and 2009:

Periods	Aggregate Price Paid	Total Cash Proceeds Received Upon Maturity	Yield Realized	Total Number of Shares Received Upon Maturity	Average Price Paid per Share
	(In thousands, except per-share amounts)				
Fiscal 2011:					
Settled through cash proceeds **(1)**	$ 137,798	$ 143,798	$ 6,000	—	$ —
Settled through issuance of common stock **(2)**	180,636	—	—	9,500	$ 19.01
Total for fiscal 2011	$ 318,434	$ 143,798	$ 6,000	9,500	$ 19.01
Fiscal 2010:					
Settled through cash proceeds	207,882	$ 217,489	$ 9,607	—	$ —
Settled through issuance of common stock	114,917	—	—	10,000	$ 11.49
Total for fiscal 2010	$ 322,799	$ 217,489	$ 9,607	10,000	$ 11.49
Fiscal 2009:					
Settled through cash proceeds	$ 68,017	$ 69,065	$ 1,048	—	$ —
Total for fiscal 2009	$ 68,017	$ 69,065	$ 1,048	—	$ —

(1) This includes a YEP agreement entered into in fiscal 2010 for an aggregate price of approximately $43.9 million which remained unsettled as of the end of fiscal 2010. Such agreement was subsequently settled in the first quarter of fiscal 2011 for approximately $47.0 million.

(2) Included as part of the $600 million stock buyback program authorized in fiscal 2010.

ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial data is not necessarily indicative of results of future operations, and should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations under Item 7, and the Consolidated Financial Statements and Notes to Consolidated Financial Statements under Item 8:

	Year Ended				
	January 1, 2012	January 2, 2011	January 3, 2010	December 28, 2008 (1)(2)(3)	December 30, 2007 (1)(2)(3)
	(In thousands, except per-share amounts)				
Consolidated Statement of Operations Data:					
Revenues	$ 995,204	$ 877,532	$ 667,786	$ 765,716	$ 821,597
Cost of revenues	$ 448,602	$ 388,359	$ 397,204	$ 426,284	$ 448,847
Operating income (loss)	$ 153,719	$ 87,864	$ (149,255)	$ (471,433)	$ 6,433
Gain on sale of SunPower common stock	$ —	$ —	$ —	$ 192,048	$ 373,173
Income (loss) from continuing operations attributable to Cypress	$ 167,839	$ 75,742	$ (150,424)	$ (319,262)	$ 366,862
Income from discontinued operations attributable to Cypress	$ —	$ —	$ —	$ 34,386	$ 16,057
Income from discontinued operations—noncontrolling interest, net of taxes	$ —	$ —	$ —	$ 34,154	$ 12,681
Noncontrolling interest, net of income taxes	$ (882)	$ (866)	$ (946)	$ (311)	$ (19)
Net income (loss)	$ 166,957	$ 74,876	$ (151,370)	$ (251,033)	$ 395,581
Adjust for net loss (income) attributable to noncontrolling interest	$ 882	$ 866	$ 946	$ (33,843)	$ (12,662)
Net income (loss) attributable to Cypress	$ 167,839	$ 75,742	$ (150,424)	$ (284,876)	$ 382,919
Net income (loss) per share—basic:					
Continuing operations attributable to Cypress	$ 1.02	$ 0.47	$ (1.03)	$ (2.12)	$ 2.36
Discontinued operations attributable to Cypress	—	—	—	0.23	0.10
Net income (loss) per share—basic	$ 1.02	$ 0.47	$ (1.03)	$ (1.89)	$ 2.46
Net income (loss) per share—diluted:					
Continuing operations attributable to Cypress	$ 0.90	$ 0.40	$ (1.03)	$ (2.12)	$ 2.13
Discontinued operations attributable to Cypress	—	—	—	0.23	0.10
Net income (loss) per share—diluted	$ 0.90	$ 0.40	$ (1.03)	$ (1.89)	$ 2.23
Dividends per share:					
Declared	$ 0.27	$ —	$ —	$ —	$ —
Paid	$ 0.18	$ —	$ —	$ —	$ —
Shares used in per-share calculation:					
Basic	164,495	161,114	145,611	150,447	155,559
Diluted	186,895	191,377	145,611	150,447	171,836

	As of				
	January 1, 2012	January 2, 2011	January 3, 2010	December 28, 2008 (2)	December 30, 2007 (1)(2)(3)
	(In thousands)				
Consolidated Balance Sheet Data:					
Cash, cash equivalents and short-term investments	$ 166,330	$ 434,261	$ 299,642	$ 237,792	$ 1,035,738
Working capital	$ 79,190	$ 383,369	$ 279,643	$ 241,370	$ 618,012
Total assets	$ 810,090	$ 1,072,801	$ 912,508	$ 928,732	$ 3,744,352
Debt **(4)**	$ 45,767	$ —	$ —	$ 27,023	$ 549,517
Stockholders' equity	$ 397,842	$ 702,893	$ 630,384	$ 638,427	$ 1,817,274
Total assets of discontinued operations	$ —	$ —	$ —	$ —	$ 1,666,339
Total liabilities of discontinued operations	$ —	$ —	$ —	$ —	$ 721,155

(1) Our historical consolidated financial statements for fiscal 2008 and 2007 had been recast to account for SunPower as discontinued operations in those fiscal years. Accordingly, we reflected the results of operations of SunPower prior to the Spin-Off as discontinued operations in the Consolidated Statements of Operations Data. The assets, liabilities and noncontrolling interest related to SunPower were reclassified and reflected as discontinued operations in the Consolidated Balance Sheet Data. The Spin-Off of SunPower was approved and completed in fiscal 2008.

(2) During the third quarter of fiscal year 2009, we identified historically immaterial errors related to the value of our raw material inventory balances located in the Philippines. We assessed the materiality of these errors on prior period financial statements and concluded that the errors were not material to any prior annual or interim periods but the cumulative error would be material in the third quarter of fiscal 2009, if the entire correction was recorded in the third quarter. Accordingly, we revised certain prior year amounts and balances to allow for the correct recording of these transactions. The loss from operations for fiscal 2008 increased by $1.6 million and the income from operations for fiscal 2007 decreased by approximately $3.0 million as a result of the inventory error corrections in those periods. Inventory balances as of the end of fiscal 2008 and 2007 included adjustments related to the previously mentioned inventory error corrections that decreased the balances by approximately $7.0 million and $5.5 million, respectively. The balances of accumulated deficit as of the end of fiscal 2008 and 2007 were appropriately adjusted for the same amounts of inventory correction adjustments in those fiscal years.

(3) Effective January 1, 2009, we adopted the new accounting guidance on convertible debt instruments that have a "net settlement feature," which means instruments that by their terms may be settled either wholly or partially in cash upon conversion. Under the guidance, the liability and equity components of convertible debt instruments that may be settled wholly or partially in cash upon conversion must be accounted for separately in a manner reflective of our nonconvertible debt borrowing rate. Since our 1.00% Notes and our 1.25% convertible subordinated notes ("1.25% Notes" were issued in 2003 and redeemed in February 2007), had an equity component that could be settled in cash or equity, both debt instruments qualified for this treatment.

The cumulative effect as of December 29, 2008 (the first day of fiscal 2009) of the change in accounting principle was a decrease to convertible debt of approximately $1.0 million for the discount on the 1.00% Notes, a decrease to additional paid-in capital of approximately $43.4 million, a decrease to accumulated deficit of approximately $44.5 million and an increase to debt issuance cost of approximately $0.1 million. Our adoption of the new guidance resulted in higher interest and other income of $144.4 million in fiscal 2008. Fiscal year 2007 included the impact of the retrospective application of the new accounting guidance relating to debt which decreased total assets by $6.4 million and convertible notes by $50.5 million and increase stockholders' equity by $46.0 million.

(4) The debt in fiscal year 2011 included $15.2 million capital leases, $14.1 million equipment loans and $16.4 million advances received for the sale of certain of our auction rate securities (all balances include both short-term and long-term portions). See Note 13 for more information on equipment loans, Note 17 for more information on capital leases and Note 4 for more information on advances received for the sale of auction rate securities.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Management's Discussion and Analysis of Financial Condition and Results of Operations contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties, which are discussed under Item 1A.

EXECUTIVE SUMMARY

General

Cypress Semiconductor Corporation ("Cypress") delivers high-performance, mixed-signal, programmable solutions that provide customers with rapid time-to-market and exceptional system value. Our offerings include the flagship Programmable System-on-Chip ("PSoC®") families and derivatives such as CapSense touch sensing and TrueTouch™ solutions for touchscreens. We are the world leader in universal serial bus ("USB") controllers, including the high-performance West Bridge solution that enhances connectivity and performance in multimedia handsets. We are also a leader in high-performance memories and programmable timing devices. We serve numerous markets including consumer, mobile handsets, computation, data communications, automotive, industrial and military.

As of the end of fiscal 2011, our organization included the following business segments:

Business Segments	Description
Consumer and Computation Division	A product division focusing on PSoC®, touch-sensing and touchscreen solutions, USB and timing solutions.
Data Communications Division	A product division focusing on West Bridge peripheral controllers for handsets, dual port interconnects for networking applications and legacy switches, cable drivers and equalizers for the professional video market.
Memory Products Division	A product division focusing on static random access memories and nonvolatile memories.
Emerging Technologies and Other	Includes Cypress Envirosystems, AgigA Tech, Inc. and Deca Technologies, Inc. all majority-owned subsidiaries of Cypress, the Optical Navigation Systems ("ONS") business unit, China business unit, foundry-related services, other development stage activities and certain corporate expenses.

Sale of Image Sensors Product Family

As part of Cypress's continued efforts to focus on programmable products including our flagship PSoC® programmable system-on-chip solution and our TrueTouch™ touch-sensing controllers, we divested our image sensors product family by selling it to ON Semiconductor Corporation ("ON") on February 27, 2011. Accordingly, the name of our Memory and Image Sensor Division was changed to Memory Products Division ("MPD") to reflect the change in our business. For additional information on the sale of Image Sensors Product Family, refer to Note 2 of Notes to Consolidated Financial Statements under Item 8.

Manufacturing Strategy

Our core manufacturing strategy—"flexible manufacturing"—combines capacity from foundries with output from our internal manufacturing facilities. This initiative is intended to allow us to meet rapid swings in customer demand while lessening the burden of high fixed costs, a capability that is particularly important in high-volume consumer markets that we serve with our leading programmable product portfolio.

Consistent with this strategy, our Board approved a plan in December 2007 to exit our manufacturing facility in Texas and transfer production to our more cost-competitive facility in Minnesota and outside foundries. We substantially completed our exit plan by the end of fiscal 2008. We continued to hold the property for sale as of January 1, 2012.

RESULTS OF OPERATIONS

Revenues

	Year Ended		
	January 1, 2012	January 2, 2011	January 3, 2010
		(In thousands)	
Consumer and Computation Division	$ 511,677	$ 343,226	$ 274,861
Memory Products Division	352,118	405,844	288,246
Data Communications Division	100,008	110,647	96,568
Emerging Technologies and Other	31,401	17,815	8,111
Total revenues	$ 995,204	$ 877,532	$ 667,786

We sold our image sensors product family in early 2011. The revenue pertaining to our image sensors product family for fiscal 2011, 2010 and 2009 included in the Memory Products Division segment in the table above amounted to $7.6 million, $31.4 million and $24.9 million, respectively. For additional information on the sale of Image Sensors Product Family, refer to Note 2 of Notes to Consolidated Financial Statements under Item 8.

Consumer and Computation Division:

Revenues from the Consumer and Computation Division increased by $168.5 million in fiscal 2011, or approximately 49.1%, compared to fiscal 2010. The increase was primarily driven by the increase in sales in our PSoC® family of products mainly due to much higher demand in our capacitive touchscreen applications in mobile devices and in tablets. Our PSoC® product families, including our touchscreen family, continued to gain new design wins, expanded our customer base and increased market penetration in a variety of end-market applications including mobile handsets, tablet computers, cameras, global positioning system devices "GPS" and other products.

Revenues from the Consumer and Computation Division increased by $68.4 million in fiscal 2010, or approximately 24.9%, compared to fiscal 2009. The increase was primarily attributable to an increase of approximately $52 million in sales of our PSoC® product families mainly due to higher demand, continued gains in new design wins, expansion of our customer base and increased market penetration in our capacitive and touchscreen applications in consumer devices. The increase was also attributable to the economic recovery experienced in fiscal 2010 compared to the market downturn in fiscal 2009.

Memory Products Division:

Revenues from the Memory Products Division decreased by $53.7 million in fiscal 2011, or approximately 13.2%, compared to fiscal 2010. The revenue decrease was primarily due to the decrease in sales of our SRAM products driven by decreased demand from wireless and wireline end customers and due to the sale of our image sensor business unit during the first quarter of fiscal 2011 which accounted for a decrease of $23.8 million in revenue in fiscal 2011 compared to fiscal 2010.

Revenues from the Memory Products Division increased by $117.6 million in fiscal 2010, or approximately 40.8%, compared to fiscal 2009. The revenue increase was primarily attributable to increases of approximately $97.4 million in sales of our SRAM products driven by increased market share, higher demand from wireless and wireline end customers and the economic recovery experienced in fiscal 2010 compared to the market downturn in fiscal 2009. This increase was reduced by a one time revenue offset of $6.3 million for the settlement of our SRAM anti-trust lawsuit.

Data Communications Division:

Revenues from the Data Communications Division decreased by $10.6 million in fiscal 2011, or approximately 9.6%, compared to fiscal 2010. The decrease in revenue was primarily attributable to a decrease in sales of our communications products.

Revenues from the Data Communications Division increased by $14.1 million in fiscal 2010, or approximately 14.6%, compared to fiscal 2009. The increase was primarily attributable to an increase of approximately $22.7 million in sales of our communications products due to higher market demand, increased military shipments and the economic recovery experienced in fiscal 2010 compared to the market downturn in fiscal 2009. This increase was partially offset by a decrease of $10.4 million in sales of our West Bridge controllers and other products resulting from lowered demand and shipments to a major cell phone manufacturer.

Emerging Technologies and Other:

Revenues from Emerging Technologies and Other increased by $13.6 million in fiscal 2011, or approximately 76.3%, compared to fiscal 2010. The revenue increase was primarily attributable to an overall increase in demand as certain of our Emerging Technologies divisions, mainly driven by our Optical Finger Navigation products for mobile devices, were beginning initial production ramps.

Revenues from Emerging Technologies and Other increased by $9.7 million in fiscal 2010, or approximately 119.6%, compared to fiscal 2009. The revenue increase was primarily attributable to an overall increase in demand as certain of our Emerging Technologies divisions are beginning initial production ramps.

Cost of Revenues/Gross Margin

	Year Ended		
	January 1, 2012	January 2, 2011	January 3, 2010
		(In thousands)	
Cost of revenues	$ 448,602	$ 388,359	$ 397,204
Gross margin percentage	54.9%	55.7%	40.5%

Gross margin percentage declined slightly to 54.9% in fiscal 2011 from 55.7% in fiscal 2010 primarily due to product mix.

The increase in the gross margin in fiscal 2010 compared to fiscal 2009 was primarily due to favorable product mix, increased factory utilization and higher absorption of fixed costs, resulting from increased production and a 24.0% increase in sales. In addition, stock-based compensation expense allocated to cost of revenues decreased by $18.1 million mainly due to lower amortization of the remaining modification charge recorded in connection with the Spin-Off in fiscal 2008.

Research and Development ("R&D")

	Year Ended		
	January 1, 2012	January 2, 2011	January 3, 2010
		(In thousands)	
R&D expenses	$ 189,970	$ 176,816	$ 181,189
As a percentage of revenues	19.1%	20.1%	27.1%

R&D expenditures increased by $13.2 million in fiscal 2011, or approximately 7.4%, compared to fiscal 2010. The increase was primarily attributable to a $3.5 million increase in labor primarily driven by our new emerging technology division, Deca Technologies, Inc., a $2.8 million increase in stock-based compensation expense, $2.4 million increase in manufacturing supplies, approximately $3.0 million increase in R&D professional engineering services and approximately $1.5 million net increase in other miscellaneous R&D expenses.

R&D expenditures decreased by $4.4 million in fiscal 2010 compared to fiscal 2009. The decrease was primarily attributable to a $15.1 million reduction in stock-based compensation expense mainly due to lower amortization of the remaining modification charge recorded in connection with the Spin-Off which occurred in fiscal 2008. This decrease was offset by an increase of $5.9 million in certain bonus programs which paid out at higher levels as profitability increased in fiscal 2011 and a $4.0 million increase in labor costs due to a combination of a mandatory three week shutdown and a temporary salary reduction in fiscal 2010.

Selling, General and Administrative ("SG&A")

	Year Ended		
	January 1, 2012	January 2, 2011	January 3, 2010
	(In thousands)		
SG&A expenses	$ 227,976	$ 218,490	$ 219,602
As a percentage of revenues	22.9%	24.9%	32.9%

SG&A expenses increased by $9.5 million in fiscal 2011, or approximately 4.3%, compared to fiscal 2010. The increase was primarily attributable to a $5.6 million increase in stock-based compensation expense, which was driven mainly by a higher average stock price, a $2.0 million impairment charge we recognized in the third quarter of fiscal 2011 related to a building which we sold in the fourth quarter of fiscal 2011, $1.4 million increase in facilities expenses and a $0.5 million increase in labor costs.

SG&A expenses decreased by $1.1 million in fiscal 2010 compared to fiscal 2009. The decrease was primarily attributable to a $16.3 million reduction in stock-based compensation expense mainly due to lower amortization of the remaining modification charge recorded in connection with the Spin-Off which occurred in fiscal 2008 This decrease was offset by an increase of $5.3 million in sales commissions due to higher revenues, a $4.9 million charge taken to write down a building to fair value that was vacated in the fourth quarter of fiscal 2010, a $3.1 million increase in legal expense primarily related to the SRAM litigation and $2.9 million increase for certain bonus programs which paid out at higher levels in 2010 due to increased profitability.

Restructuring

We recorded restructuring charges of $6.3 million, $3.0 million and $15.2 million during fiscal 2011, 2010 and 2009, respectively. The determination of when we accrue for severance costs, and which accounting standard applies, depends on whether the termination benefits are provided under a one-time benefit arrangement or under an on-going benefit arrangement. The $6.3 million restructuring costs recognized in fiscal 2011 consisted primarily of personnel costs and was mainly due to the restructuring program announced in fiscal 2011. The $3.0 million restructuring cost recognized in fiscal 2010 was also primarily personnel costs and was due to the restructuring program announced in fiscal 2010. The $15.2 million restructuring cost recognized in fiscal 2009 consisted primarily of personnel costs and was due to the restructuring programs announced in fiscal 2009 and 2008. Refer to Note 9 of Notes to Consolidated Financial Statements under Item 8 for more detailed discussions on our restructuring programs for fiscal 2011, 2010 and 2009.

Assets Held for Sale:

Texas Facility

The Texas facility ceased operations in the fourth quarter of fiscal 2008. As management has committed to a plan to sell the assets associated with the facility, we have classified the assets as held for sale and recorded the assets at the lower of their carrying amount or estimated fair value less cost to sell. Fair value was determined by an analysis of market prices for similar assets. Due to the downturn and uncertainty in the commercial real estate market, we were unable to secure a buyer for the Texas facility. In fiscal 2010, we recorded a write-down of $1.5 million related to the assets. No write-down was recognized in fiscal 2011 and 2009. The net book value of the remaining restructured assets that were classified as held for sale and included in "Other current assets" in the Consolidated Balance Sheet was $6.9 million as of January 1, 2012 and January 2, 2011. Refer to Note 6 of Notes to Consolidated Financial Statements under Item 8 for more information on our assets held for sale.

Gain on Divestitures

As part of Cypress's continued efforts to focus on programmable products including our flagship PSoC® programmable system-on-chip solutions and our TrueTouch™ touch-sensing controllers, we divested our image sensors product families and sold them to ON for a total cash consideration of $34.0 million. In connection with the divestiture, we recorded a gain of $34.3 million. We transferred approximately 80 employees to ON as part of this divestiture. Refer to Note 2 of Notes to Consolidated Financial Statements under Item 8 for more information on this transaction.

We did not have any divestitures during fiscal 2010 and 2009.

Interest and Other Income, Net

The following table summarizes the components of interest and other income, net:

	Year Ended		
	January 1, 2012	January 2, 2011	January 3, 2010
		(In thousands)	
Interest income	$ 1,466	$ 2,515	$ 2,101
Changes in fair value of investments under the deferred compensation plan (see Note 15)	(862)	2,653	5,150
Impairment of investments (see Note 4)	(800)	—	(2,549)
Foreign currency exchange gains (losses), net	212	(2,452)	(22)
Gain on sale of equity investments (see Note 4)	—	3,628	—
Others	1,843	(42)	(941)
Total interest and other income, net	$ 1,859	$ 6,302	$ 3,739

Employee Deferred Compensation Plan

We have a deferred compensation plan, which provides certain key employees, including our executive management, with the ability to defer the receipt of compensation in order to accumulate funds for retirements on a tax-free basis. We do not make contributions to the deferred compensation plan and we do not guarantee returns on the investments. Participant deferrals and investment gains and losses remain as our liabilities and the underlying assets are subject to claims of general creditors. In fiscal 2011, 2010 and 2009, we recognized changes in fair value of the assets under the deferred compensation plan in "Interest and other income, net" of approximately $(0.9) million, $2.7 million and $5.2 million, respectively. The increase or decrease in the fair value of the investments relates to the increased or decreased performance of the portfolio on a year over year basis. Refer to Note 15 of Notes to Consolidated Financial Statements under Item 8 for more information about our deferred compensation plan.

Impairment of Investments

We review our investments periodically for impairment and recognize an impairment loss when the carrying value of an investment exceeds its fair value and the decline in value is considered other-than-temporary. In fiscal 2011 and 2009, we recognized impairment charges totaling approximately $0.8 million and $2.5 million, respectively. The impairment recognized in fiscal 2011 was related to the decline in value of our investments in non-marketable equity securities which was considered other-than-temporary and the impairment recognized in fiscal 2009 was primarily related to our investments in auction rate securities ($1.4 million) and non-marketable equity securities ($0.8 million). No impairment charges on our investments were recognized in fiscal 2010.

For more information about our investments, refer to Note 4 of Notes to Consolidated Financial Statements under Item 8.

Gain on Sale of Investments in Marketable Equity Securities

During fiscal 2010, we sold our equity investment in one publicly traded company for $4.7 million and recognized a gain of $3.6 million in "Interest and other income, net". There were no investments in marketable equity securities that were sold in fiscal 2011 and 2009.

Income Taxes

Our income tax benefit was $11.4 million in fiscal 2011, and our tax expense was $19.3 million and $5.9 million in fiscal 2010 and fiscal 2009, respectively. The tax benefit in fiscal 2011 was primarily attributable to a release of previously accrued taxes of approximately $22.4 million, partially offset by income taxes associated with our non-U.S. operations. The tax expense in fiscal 2010 and 2009 was primarily attributable to income taxes associated with our non-U.S. operations.

Our effective tax rate varies from the U.S. statutory rate primarily due to earnings of foreign subsidiaries taxed at different rates and a full valuation allowance on net operating losses incurred in the U.S. The calculation of tax liabilities involves dealing with uncertainties in the application of complex global tax regulations. We regularly assess our tax positions in light of legislative, bilateral tax treaty, regulatory and judicial developments in the many countries in which we and our affiliates do business.

The IRS has completed its examination of fiscal years 2006-2008. The examination resulted in no material adjustments to our tax liabilities. In addition, non-U.S. tax authorities have completed their income tax examinations of our subsidiary in India for fiscal years 2002-2006 and our subsidiary in the Philippines for 2007. The proposed adjustments in India have been appealed, and we believe the ultimate outcome of these appeals will not result in a material adjustment to our tax liability. The Philippines examination for 2007 resulted in no material adjustments to our tax liabilities. Income tax examinations of our Philippine subsidiary for the 2008 -2010 fiscal years and our India subsidiary for the 2007-2008 fiscal years are in progress. We believe the ultimate outcome of these examinations will not result in a material adjustment to our tax liability.

LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes our consolidated cash and investments and working capital:

	As of	
	January 1, 2012	January 2, 2011
	(In thousands)	
Cash, cash equivalents and short-term investments	$ 166,330	$ 434,261
Working capital	$ 79,190	$ 383,369

Key Components of Cash Flows

	Year Ended		
	January 1, 2012	January 2, 2011	January 3, 2010
		(In thousands)	
Net cash provided by operating activities	$ 283,808	$ 262,746	$ 89,303
Net cash provided by (used in) investing activities	$ 69,100	$ (150,734)	$ (43,126)
Net cash used in financing activities	$ (516,374)	$ (92,387)	$ (7,368)

<u>Fiscal 2011:</u>

In fiscal 2011, cash and cash equivalents decreased by approximately $163.5 million primarily due to the $516.4 million cash used in our financing activities, principally related to our stock buyback programs, partially offset by the cash generated from our operating and investing activities of approximately $283.8 million and $69.1 million, respectively.

Operating Activities

In fiscal 2011, net cash provided by operating activities was $283.8 million compared to $262.7 million in fiscal 2010. Operating cash flows for fiscal 2011 were primarily driven by higher net income adjusted for certain non-cash items including stock-based compensation of approximately $100.8 million, depreciation and amortization of approximately $53.5 million, and partially offset by changes in our working capital. The significant changes in our working capital as of January 1, 2012 compared to January 2, 2011 were as follows:

- Accounts receivable decreased by $14.2 million due to better collection efforts and the sale of our image sensors product family in early 2011.
- The cash impact from the decrease in inventories was approximately $4.3 million which was primarily driven by the increased shipments to our direct customers and distributors.
- Accounts payable decreased by $6.9 million due to timing of purchases and payments.
- Deferred margin on sales to distributors increased by $18.8 million due to higher distributor shipments.
- Income taxes payable decreased by $7.0 million primarily due to payments in fiscal 2011.

Investing Activities

In fiscal 2011, net cash provided by investing activities was $69.1 million compared to net cash used in investing activities of $150.7 million in fiscal 2010. The cash we generated from our investing activities in fiscal 2011 was primarily due to $110.0 million net proceeds from the sales or maturities and purchases of available for sale investments, $34.0 million proceeds from the sale of image sensor business unit and $6.3 million proceeds from sales of certain property and equipment, partially offset by $80.6 million of property and equipment expenditures.

Financing Activities

In fiscal 2011, net cash used in financing activities was $516.4 million compared to $92.4 million in fiscal 2010. The cash we used in our financing activities in fiscal 2011 was primarily due to $604.8 million cash used to repurchase shares of our stock and cash used for our yield enhancement structured agreements settling in our stock, $46.0 million related to statutory income tax withholdings paid on vested restricted stock awards in lieu of issuing shares of stock and $29.0 million dividends paid in fiscal 2011, partially offset by the net proceeds of $71.2 million from the issuance of common shares under our employee stock plans, $49.9 million net cash generated from our yield enhancement structured agreements that were settled in cash and $42.3 million cash generated from equipment loans and other financing arrangements.

Fiscal 2010:

In fiscal 2010, cash and cash equivalents increased by approximately $19.6 million primarily due to the cash generated from our operating and investing of $262.7 million, partially offset by $150.7 million and $92.4 million cash used in our investing and financing activities, respectively.

Operating Activities

Net cash provided by operating activities increased by $173.4 million in fiscal 2010 compared to fiscal 2009. Operating cash flows in fiscal 2010 were primarily driven by net income of $74.9 million from operations adjusted for certain non-cash items including depreciation and amortization, stock-based compensation expense, restructuring charges and changes in operating assets and liabilities. The changes in our working capital as of January 2, 2011 compared to January 3, 2010 were as follows:

- Accounts receivable increased by $30.8 million due to higher distributor shipments.
- Deferred margin on sales to distributors increased by $55.9 million due to higher distributor shipments.
- The cash impact due to the increase in inventories was approximately $10.0 million and the increase in inventories was to support higher levels of sales in 2010 and a profile build out of certain products.

Investing Activities

Net cash used in investing activities increased by $107.6 million in fiscal 2010 compared to fiscal 2009. During fiscal 2010, our investing activities primarily included the $50.8 million of property and equipment expenditures offset by the purchase of investments of $103.1 million, net of proceeds from sales or maturities.

Financing Activities

Net cash used in financing activities `increased by $85.0 million in fiscal 2010 compared to fiscal 2009. During fiscal 2010, our financing activities primarily included a net of $149.2 million used on the yield enhancement structured agreements, $25.9 million used to repurchase our common shares and partially offset by net proceeds of $82.8 million from the issuance of common shares under our employee stock plans.

Fiscal 2009:

Operating Activities

Operating cash flows in fiscal 2009 were primarily driven by a net loss of $151.4 million adjusted for certain non-cash items including depreciation and amortization, stock-based compensation expense, loss on property and equipment, impairment losses, restructuring charges and changes in operating assets and liabilities.

Investing Activities

Net cash used in our investing activities in fiscal 2009 was approximately $43.1 million, which was primarily due to $25.8 million property and equipment expenditures and $22.3 million net purchases of available-for-sale investments, partially offset by $5.7 million proceeds from sales of property and equipment.

Financing Activities

Net cash used in our financing activities in fiscal 2009 was approximately $7.4 million, which was primarily due to the redemption of our convertible debt for $51.6 million, $46.3 million cash used to repurchase shares of our stock and $15.5 million related to statutory income tax withholdings paid on vested restricted stock awards in lieu of issuing shares of stock, partially offset by the $101.6 million proceeds from the issuance of common shares under our employee stock plans, $3.3 million proceeds from the termination of a portion of the convertible note hedge and warrants related to our 1.00% Notes and $1.0 million net cash generated from our yield enhancement structured agreements that were settled in cash.

Liquidity

Stock Repurchase Programs:

On October 21, 2010, our Board authorized a $600.0 million stock buyback program, which we completed in fiscal 2011. In fiscal 2010, we used approximately $29.0 million of this program to repurchase a total of approximately 1.7 million shares at an average share price of $17.07. In fiscal 2011, we used the remaining $571.0 million to repurchase approximately 30.9 million shares at an average share price of $18.46.

On September 20, 2011, our Board authorized a new $400.0 million stock buyback program. The program allows us to purchase our common stock or enter into equity derivative transactions related to our common stock. The timing and actual amount expended with the new authorized funds will depend on a variety of factors including the market price of our common stock, regulatory, legal, and contractual requirements, alternatives uses of cash, availability of on shore cash and other market factors. The program does not obligate us to repurchase any particular amount of common stock and may be modified or suspended at any time at our discretion. From September 2011 through the end of fiscal 2011, we used approximately $79.8 million from this program to repurchase approximately 5.1 million shares at an average share price of $15.77. As of January 1, 2012, $320.2 million remained available for future stock repurchases.

Yield Enhancement Program ("YEP"):

As discussed in Item 5 above and in Note 13 of the Notes to Consolidated Financial Statements under Item 8, we have entered into yield enhanced structured agreements since fiscal 2009. In fiscal 2011, we entered into short-term yield enhanced structured agreements with maturities of 50 days or less for an aggregate price of approximately $318.4 million. Upon settlement of these agreements, we received approximately $143.8 million in cash and 9.5 million shares of common stock at an average share price of $19.01.

In fiscal 2010, we entered into short-term yield enhanced structured agreements with maturities of 45 days or less for an aggregate price of approximately $322.8 million. Upon settlement of these agreements, we received approximately $217.5 million in cash and 10.0 million shares of our common stock at an average share price of $11.49. In fiscal 2010, there was a YEP agreement that we entered into for an aggregate price of approximately $43.9 million which remained unsettled as of the end of fiscal 2010. Such agreement was subsequently settled in the first quarter of fiscal 2011 for approximately $47.0 million.

In the fourth quarter of fiscal 2009, we entered into short-term yield enhanced structured agreements totaling $68.0 million with maturities of 30 days or less. We settled these agreements in the fourth quarter of fiscal 2009 and received $69.1 million in cash.

Refer to Item 5 and Note 13 of Notes to Consolidated Financial Statements under Item 8 for a detailed discussion on this program and the related activities in fiscal 2011, 2010 and 2009.

Auction Rate Securities:

The fair value of our investments in auction rate securities ("ARS") was approximately $19.0 million as of January 1, 2012. In December 2011, we entered into a settlement and securities purchase agreement (the "Securities Agreement") with a certain financial institution. Pursuant to the terms of the Securities Agreement, we agreed to sell to the financial institution certain of our ARS investments with an aggregate par value of approximately $19.1 million and carrying value of approximately $17.3 million for an aggregate sale price of approximately $16.4 million. Under the terms of the Securities Agreement, we have the option to repurchase from the financial institution any of the ARS we sold to them until November 30, 2013 for the amount at which the related ARS were sold plus agreed upon funding costs. Because of our ability to repurchase the ARS from the date of sale through November 30, 2013, we maintain effective control of these ARS. As such, we did not account for the transaction as a sale and recognized the $16.4 million sale consideration we received as "Advances received for the sale of ARS" under "Other long-term liabilities" in the 2011 Consolidated Balance Sheet. We will continue to account for these ARS as if we never sold them until they are called or the expiration of our call option under the Securities Agreement. Refer to Note 4 of Notes to Consolidated Financial Statements under Item 8 for a detailed discussion on this transaction.

Contractual Obligations

The following table summarizes our contractual obligations as of January 1, 2012:

	Payments Due by Years				
	Total	2012	2013 and 2014	2015 and 2016	After 2016
			(In thousands)		
Purchase obligations (1)	$ 82,668	$ 80,090	$ 2,578	$ —	$ —
Operating lease commitments	25,502	6,975	9,172	5,986	3,369
Capital lease commitments	16,429	2,554	5,108	8,767	—
Total contractual obligations	$ 124,599	$ 89,619	$ 16,858	$ 14,753	$ 3,369

(1) Purchase obligations primarily include non-cancelable purchase orders for materials, services, manufacturing equipment, building improvements and supplies in the ordinary course of business. Purchase obligations are defined as enforceable agreements that are legally binding on us and that specify all significant terms, including quantity, price and timing.

As of January 1, 2012, our unrecognized tax benefits were $29.8 million, which were classified as long-term liabilities. We believe it is possible that we may recognize approximately $2.5 to $3.5 million of our existing unrecognized tax benefits within the next twelve months as a result of the lapse of statutes of limitations and the resolution of agreements with domestic and various foreign tax authorities.

Capital Resources and Financial Condition

Our long-term strategy is to maintain a minimum amount of cash for operational purposes and to invest the remaining amount of our cash in interest-bearing and highly liquid cash equivalents and debt securities and the purchase of our stock through our stock buyback program and payments of regularly scheduled cash dividends. As of January 1, 2012, in addition to $99.7 million in cash and cash equivalents, we had $66.6 million invested in short-term investments for a total cash and short-term investment position of $166.3 million that is available for use in current operations.

As of January 1, 2012, approximately 30% our cash and cash equivalents and available for sale investments are offshore funds. While these amounts are primarily invested in U.S. dollars, a portion is held in foreign currencies. All offshore balances are exposed to local political, banking, currency control and other risks. In addition, these amounts, if repatriated may be subject to tax and other transfer restrictions.

We believe that liquidity provided by existing cash, cash equivalents and investments and our borrowing arrangements will provide sufficient capital to meet our requirements for at least the next twelve months. However, should prevailing economic conditions and/or financial, business and other factors beyond our control adversely affect our estimates of our future cash requirements, we could be required to fund our cash requirements by alternative financing. There can be no assurance that additional financing, if needed, would be available on terms acceptable to us or at all. We may choose at any time to raise additional capital or debt to strengthen our financial position, facilitate growth, enter into strategic initiatives including the acquisition of other companies repurchases of shares of stock or payment of dividends and provide us with additional flexibility to take advantage of other business opportunities that arise.

Non-GAAP Financial Measures

Regulation G, conditions for use of Non-Generally Accepted Accounting Principles ("Non-GAAP") financial measures, and other SEC regulations define and prescribe the conditions for use of certain Non-GAAP financial information. To supplement our consolidated financial results presented in accordance with GAAP, we use Non-GAAP financial measures which are adjusted from the most directly comparable GAAP financial measures to exclude certain items, as described below. Management believes that these Non-GAAP financial measures reflect an additional and useful way of viewing aspects of our operations that, when viewed in conjunction with our GAAP results, provide a more comprehensive understanding of the various factors and trends affecting our business and operations. Non-GAAP financial measures used by us include gross margin, research and development expenses, selling, general and administrative expenses, operating income or loss, net income or loss and basic and diluted net income or loss per share.

Our Non-GAAP measures primarily exclude stock-based compensation, acquisition-related charges, impairments to goodwill, gain or losses on divestiture, investment-related gains and losses, discontinued operations, restructuring costs and other special charges and credits. Management believes these Non-GAAP financial measures provide meaningful supplemental information regarding our strategic and business decision making, internal budgeting, forecasting and resource allocation processes. In addition, these non-GAAP financial measures facilitate management's internal comparisons to our historical operating results and comparisons to competitors' operating results.

We use each of these non-GAAP financial measures for internal managerial purposes, when providing our financial results and business outlook to the public, to facilitate period-to-period comparisons and are used to formulate our formula driven cash bonus plan and any milestone based stock awards. Management believes that these non-GAAP measures provide meaningful supplemental information regarding our operational and financial performance of current and historical results. Management uses these non-GAAP measures for strategic and business decision making, internal budgeting, forecasting and resource allocation processes. In addition, these non-GAAP financial measures facilitate management's internal comparisons to our historical operating results and comparisons to competitors' operating results.

The table below shows our Non-GAAP financial measures:

	Year Ended		
	January 1, 2012	January 2, 2011	January 3, 2010
	(In thousands, except per shares amounts)		
Non-GAAP revenue	$ 995,204	$ 883,782	$ 667,786
Non-GAAP gross margin	570,456	518,722	315,065
Non-GAAP research and development expenses	165,787	154,312	144,560
Non-GAAP selling, general and administrative expenses	167,746	163,267	152,905
Non-GAAP operating income	236,922	201,142	17,600
Non-GAAP net income attributable to Cypress	237,533	186,314	17,544
Non-GAAP diluted net income per share attributable to Cypress	1.25	0.94	0.10

We believe that providing these Non-GAAP financial measures, in addition to the GAAP financial results, are useful to investors because they allow investors to see our results "through the eyes" of management as these Non-GAAP financial measures reflect our internal measurement processes. Management believes that these Non-GAAP financial measures enable investors to better assess changes in each key element of our operating results across different reporting periods on a consistent basis and provides investors with another method for assessing our operating results in a manner that is focused on the performance of our ongoing operations.

CYPRESS SEMICONDUCTOR CORPORATION
RECONCILIATION OF GAAP FINANCIAL MEASURES TO NON-GAAP FINANCIAL MEASURES
(In thousands, except per-share data)
(Unaudited)

	Year Ended		
	January 1, 2012	January 2, 2011	January 3, 2010
GAAP revenue	$ 995,204	$ 877,532	$ 667,786
SRAM legal settlement	—	6,250	—
Non-GAAP revenue	$ 995,204	$ 883,782	$ 667,786
GAAP gross margin	$ 546,602	$ 489,173	$ 270,582
Stock-based compensation expense	23,730	22,716	40,798
Impairment of assets and others	235	213	—
Changes in value of deferred compensation plan **(1)**	(111)	370	516
SRAM legal settlement	—	6,250	—
Write down of final inventory build	—	—	555
License royalty	—	—	2,614
Non-GAAP gross margin	$ 570,456	$ 518,722	$ 315,065
GAAP research and development expenses	$ 189,970	$ 176,816	$ 181,189
Stock-based compensation expense	(24,297)	(21,541)	(37,537)
Changes in value of deferred compensation plan **(1)**	114	(959)	(1,454)
Other acquisition-related expense	—	(4)	(78)
Gain on sale of long-term asset	—	—	2,440
Non-GAAP research and development expenses	$ 165,787	$ 154,312	$ 144,560
GAAP selling, general and administrative expenses	$ 227,976	$ 218,490	$ 219,602
Stock-based compensation expense	(52,754)	(47,202)	(63,477)
Impairment of assets and others	(3,811)	(5,295)	—
Building donation	(4,125)	—	—
Changes in value of deferred compensation plan **(1)**	460	(1,726)	(3,168)
SRAM legal settlement	—	(1,000)	—
Acquisition-related expense	—	—	(52)
Non-GAAP selling, general and administrative expenses	$ 167,746	$ 163,267	$ 152,905
GAAP operating income (loss)	$ 153,719	$ 87,864	$ (149,255)
Stock-based compensation expense	100,781	91,459	141,812
Gain on divestiture	(34,291)	—	—
Restructuring charges	6,336	2,975	15,242
Impairment of assets and others	4,045	5,511	685
Building donation	4,125	—	—
Acquisition-related expenses	2,892	3,028	3,804
Changes in value of deferred compensation plan **(1)**	(685)	3,055	5,138
SRAM legal settlement	—	7,250	—
License royalty	—	—	2,614
Gain on sale of long-term asset	—	—	(2,440)
Non-GAAP operating income	$ 236,922	$ 201,142	$ 17,600

(1) Consistent with the current presentation, all prior periods have been recast to reflect changes in deferred compensation plan as a Non-GAAP adjustment.

CYPRESS SEMICONDUCTOR CORPORATION
RECONCILIATION OF GAAP FINANCIAL MEASURES TO NON-GAAP FINANCIAL MEASURES
(In thousands, except per-share data)
(Unaudited)

	Year Ended		
	January 1, 2012	January 2, 2011	January 3, 2010
GAAP net income (loss) attributable to Cypress	$ 167,839	$ 75,742	$ (150,424)
Stock-based compensation expense	100,781	91,459	141,812
Gain on divestiture	(34,291)	—	—
Restructuring charges	6,336	2,975	15,242
Building donation	4,125	—	—
Impairment of assets and others	4,047	5,506	—
Acquisition-related expenses	2,892	3,028	4,490
Changes in value of deferred compensation plan (1)	177	402	(12)
SRAM legal settlement	—	7,250	—
Investment-related losses (gains)	—	(3,158)	3,257
License royalty	—	—	2,614
Gain on sale of long-term asset	—	—	(2,440)
Tax effects	(14,373)	3,110	3,005
Non-GAAP net income attributable to Cypress	$ 237,533	$ 186,314	$ 17,544
GAAP net income (loss) per share attributable to Cypress—diluted	$ 0.90	$ 0.40	$ (1.03)
Stock-based compensation expense	0.53	0.45	0.97
Gain on divestiture	(0.18)	—	—
Restructuring charges	0.04	0.01	0.10
Building donation	0.02	—	—
Impairment of assets and others	0.02	0.03	—
Acquisition-related expense	0.02	0.01	0.03
SRAM legal settlement	—	0.04	—
Investment-related losses (gains)	—	(0.02)	0.02
License royalty	—	—	0.02
Gain on sale of long-term asset	—	—	(0.02)
Tax effects	(0.08)	0.02	0.02
Non-GAAP share count adjustment	(0.02)	—	(0.01)
Non-GAAP net income per share attributable to Cypress—diluted	$ 1.25	$ 0.94	$ 0.10

(1) Consistent with the current presentation, all prior periods have been recast to reflect changes in deferred compensation plan as a Non-GAAP adjustment.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements included in this Annual Report on Form 10-K and the data used to prepare them. Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and we are required to make estimates, judgments and assumptions in the course of such preparation. Note 1 of Notes to Consolidated Financial Statements under Item 8 describes the significant accounting policies and methods used in the preparation of the consolidated financial statements. On an ongoing basis, we re-evaluate our judgments and estimates including those related to revenue recognition, allowances for doubtful accounts receivable, inventory valuation, valuation of long-lived assets, goodwill and financial instruments, stock-based compensation, litigation and settlement costs, and income taxes. We base our estimates and judgments on historical experience, knowledge of current conditions and our beliefs of what could occur in the future considering available information. Actual results may differ from these estimates under different assumptions or conditions. Our critical accounting policies that are affected by significant estimates, assumptions and judgments used in the preparation of our consolidated financial statements are as follows:

Revenue Recognition:

We generate revenues by selling products to distributors, various types of manufacturers including original equipment manufacturers ("OEMs") and electronic manufacturing service providers ("EMSs"). We recognize revenue on sales to OEMs and EMSs provided that persuasive evidence of an arrangement exists, the price is fixed or determinable, title has transferred, collection of resulting receivables is reasonably assured, there are no customer acceptance requirements, and there are no remaining significant obligations.

Sales to certain distributors are made under agreements which provide the distributors with price protection, other allowances and stock rotation under certain circumstances. Given the uncertainties associated with the rights given to these distributors, revenues and costs related to distributor sales are deferred until products are sold by the distributors to the end customers. Revenues are recognized from those distributors when the products have been sold to the end customers. Reported information includes product resale price, quantity and end customer shipment information as well as remaining inventory on hand. At the time of shipment to those distributors, we record a trade receivable for the selling price since there is a legally enforceable right to receive payment, relieve inventory for the value of goods shipped since legal title has passed to the distributors, and defer the related margin as deferred margin on sales to distributors in the Consolidated Balance Sheets. The effects of distributor price adjustments are recorded as a reduction to deferred revenue at the time the distributors sell the products to the end customers.

We record as a reduction to revenues reserves for sales returns, price protection and allowances, based upon historical experience rates and for any specific known customer amounts. We also provide certain distributors and EMSs with volume-pricing discounts, such as rebates and incentives, which are recorded as a reduction to revenues at the time of sale. Historically these volume discounts have not been significant.

Our revenue reporting is highly dependent on receiving pertinent, accurate and timely data from our distributors. Distributors provide us periodic data regarding the product, price, quantity, and end customer when products are resold as well as the quantities of our products they still have in stock. Because the data set is large and complex and because there may be errors in the reported data, we must use estimates and apply judgments to reconcile distributors' reported inventories to their activities. Actual results could vary materially from those estimates.

Allowances for Doubtful Accounts Receivable:

We maintain an allowance for doubtful accounts for losses that we estimate will arise from our customers' inability to make required payments. We make estimates of the collectibility of our accounts receivable by considering factors such as historical bad debt experience, specific customer creditworthiness, the age of the accounts receivable balances and current economic trends that may affect a customer's ability to pay. If the data we use to calculate the allowance for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and our results of operations could be materially affected.

Valuation of Inventories:

Management periodically reviews the adequacy of our inventory reserves. We record a write-down for our inventories which have become obsolete or are in excess of anticipated demand or net realizable value. We perform a detailed review of inventories each quarter that considers multiple factors including demand forecasts, product life cycle status, product development plans and current sales levels. Inventory reserves are not relieved until the related inventory has been sold or scrapped. Our inventories may be subject to rapid technological obsolescence and are sold in a highly competitive industry. If there were a sudden and significant decrease in demand for our products, or if there were a higher incidence of inventory obsolescence because of rapidly changing technology and customer requirements, we could be required to record additional write-downs, and our gross margin could be adversely affected.

Valuation of Long-Lived Assets:

Our business requires heavy investment in manufacturing facilities and equipment that are technologically advanced but can quickly become significantly under-utilized or rendered obsolete by rapid changes in demand. In addition, we have recorded intangible assets with finite lives related to our acquisitions.

We evaluate our long-lived assets, including property, plant and equipment and purchased intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Factors considered important that could result in an impairment review include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of the assets or the strategy for our business, significant negative industry or economic trends, and a significant decline in our stock price for a sustained period of time. Impairments are recognized based on the difference between the fair value of the asset and its carrying value, and fair value is generally measured based on discounted cash flow analysis. If there is a significant adverse change in our business in the future, we may be required to record impairment charges on our long-lived assets.

Valuation of Goodwill:

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Goodwill impairment exists when the implied fair value of goodwill is less than its carrying value. The carrying amount of goodwill at January 1, 2012 was $31.8 million in the Consumer and Computation Division ("CCD") and was unchanged from the balance at January 2, 2011. CCD is the only reportable business segment with goodwill.

We assess our goodwill for impairment on an annual basis and, if certain events or circumstances indicate that an impairment loss may have been incurred, on an interim basis. In September 2011, the FASB issued ASU 2011-08 -*Testing Goodwill for Impairment* (ASC Topic 350) that was intended to reduce the complexity and costs by allowing an entity the option to make a qualitative evaluation about the likelihood of goodwill impairment to determine whether it should calculate the fair value of a reporting unit. The issuance of ASU 2011-08 provides an entity the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test for goodwill impairment. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. We adopted ASU 2011-08 in fiscal 2011. The fair value of CCD was substantially in excess of its carrying amount based on the quantitative assessment of goodwill that we performed in fiscal 2010. There have been no triggering events or changes in circumstances since that quantitative analysis to indicate that the fair value of CCD would be less than its carrying amount. We performed a qualitative assessment of goodwill in fiscal 2011 and concluded that it was more likely than not that the fair value of CCD exceeded its carrying amount. In assessing the qualitative factors, we considered the impact of these key factors: (i) change in the industry and competitive environment; (ii) market capitalization; (iii) stock price; and (iv) overall financial performance such as negative or declining cash flows or a decline in actual or planned revenue or earnings compared with actual and projected results of relevant prior periods. Based on the foregoing, the first and second steps of the goodwill impairment test were unnecessary for fiscal 2011 and goodwill was not impaired as of January 1, 2012. No goodwill impairment was recognized in fiscal 2011, 2010 and 2009 because the fair value of CCD was more than its carrying value in those years.

Fair Value of Financial Instruments:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Our financial assets and financial liabilities that require recognition under the guidance generally include available-for-sale investments, employee deferred compensation plan and foreign currency derivatives. The guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of us. Unobservable inputs are inputs that reflect our assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. As such, fair value is a market-based measure considered from the perspective of a market participant who holds the asset or owes the liability rather than an entity-specific measure. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

- Level 1 includes instruments for which quoted prices in active markets for identical assets or liabilities that we have the ability to access. Our financial assets utilizing Level 1 inputs include U.S. treasuries, money market funds, marketable equity securities and our employee deferred compensation plan.
- Level 2 includes instruments for which the valuations are based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities. Level 2 assets consist of certain marketable debt instruments for which values are determined using inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Our Level 2 instruments include certain U.S. government securities, commercial paper and corporate notes and bonds.
- Level 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement. Financial assets utilizing Level 3 inputs primarily include auction rate securities. We use an income approach valuation model to estimate the exit price of the auction rate securities, which is derived as the weighted-average present value of expected cash flows over various periods of illiquidity, using a risk adjusted discount rate that is based on the credit risk and liquidity risk of the securities.

Availability of observable inputs can vary from instrument to instrument and to the extent that valuation is based on inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by our management in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. In regards to our auction rate securities, the income approach valuation model was based on both Level 2 (credit quality and interest rates) and Level 3 inputs. We determined that the Level 3 inputs were the most significant to the overall fair value measurement, particularly the estimates of risk adjusted discount rates and ranges of expected periods of illiquidity.

Stock-Based Compensation:

Under the fair value recognition provisions of the guidance, we recognize stock-based compensation net of an estimated forfeiture rate and only recognize compensation cost for those shares expected to vest over the requisite service period of the awards. Determining the appropriate fair value model and calculating the fair value of share-based payment awards require the input of highly subjective assumptions, including the expected life of the share-based payment awards and stock price volatility. The assumptions used in calculating the fair value of share-based payment awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. If our actual forfeiture rate is materially different from our estimate, our future stock-based compensation expense could be significantly different from what we have recorded.

Accounting for Income Taxes:

Our global operations involve manufacturing, research and development and selling activities. Profits from non-U.S. activities are subject to local country taxes but are not subject to U.S. tax until repatriated to the U.S. It is our intention to permanently reinvest these earnings outside the U.S. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. We consider historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. Should we determine that we would be able to realize deferred tax assets in the future in excess of the net recorded amount, we would record an adjustment to the deferred tax asset valuation allowance. This adjustment would increase income in the period such determination is made.

The calculation of tax liabilities involves dealing with uncertainties in the application of complex global tax regulations. We recognize potential liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. If payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary. If the estimate of tax liabilities proves to be less than the ultimate tax assessment, a further charge to expense would result.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risks

Our investment portfolio consists of a variety of financial instruments that exposes us to interest rate risk, including, but not limited to, money market funds, commercial paper and corporate securities. These investments are generally classified as available-for-sale and, consequently, are recorded on our balance sheets at fair market value with their related unrealized gain or loss reflected as a component of accumulated other comprehensive income in stockholders' equity. Due to the relatively short-term nature of our investment portfolio, we do not believe that an immediate 10% increase in interest rates would have a material effect on the fair market value of our portfolio. Since we believe we have the ability to liquidate this portfolio, we do not expect our operating results or cash flows to be materially affected to any significant degree by a sudden change in market interest rates on our investment portfolio.

Foreign Currency Exchange Risk

We operate and sell products in various global markets and purchase capital equipment using foreign currencies but predominantly the U.S. dollar. As a result, we are exposed to risks associated with changes in foreign currency exchange rates. Changes in exchange rates between foreign currencies and the U.S. dollar may adversely affect our operating margins. For example, when foreign currencies appreciate against the U.S. dollar, inventory and expenses denominated in foreign currencies become more expensive. An increase in the value of the U.S. dollar relative to foreign currencies could make our products more expensive for international customers, thus potentially leading to a reduction in demand, and therefore in our sales and profitability. Furthermore, many of our competitors are foreign companies that could benefit from such a currency fluctuation, making it more difficult for us to compete with those companies. We cannot predict the impact of future exchange rate fluctuations on our business and results of operations.

We analyzed our foreign currency exposure, including our hedging strategies, to identify assets and liabilities denominated in other currencies. For those assets and liabilities, we evaluated the effects of a 10% shift in exchange rates between those currencies and the U.S. dollar. We have determined that there would be an immaterial effect on our results of operations from such a shift.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CYPRESS SEMICONDUCTOR CORPORATION
CONSOLIDATED BALANCE SHEETS

	January 1, 2012	January 2, 2011
	(In thousands, except per-share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 99,717	$ 263,183
Short-term investments	66,613	171,078
Accounts receivable, net	103,524	117,726
Inventories	92,304	101,763
Other current assets	43,492	41,908
Total current assets	405,650	695,658
Property, plant and equipment, net	284,979	260,122
Goodwill	31,836	31,836
Intangible assets, net	8,626	12,499
Other long-term assets	78,999	72,686
Total assets	$ 810,090	$ 1,072,801
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 52,868	$ 59,817
Accrued compensation and employee benefits	41,679	43,292
Deferred margin on sales to distributors	150,568	131,757
Dividends payable	13,786	—
Income taxes payable	4,629	11,631
Other current liabilities	62,930	65,792
Total current liabilities	326,460	312,289
Deferred income taxes and other tax liabilities	38,610	53,830
Other long-term liabilities	47,178	3,789
Total liabilities	412,248	369,908
Commitments and contingencies (Note 17)		
Equity:		
Preferred stock, $.01 par value, 5,000 shares authorized; none issued and outstanding	—	—
Common stock, $.01 par value, 650,000 and 650,000 shares authorized; 278,812 and 259,394 shares issued; 154,174 and 170,753 shares outstanding at January 1, 2012 and January 2, 2011, respectively	2,780	2,594
Additional paid-in-capital	2,579,348	2,401,996
Accumulated other comprehensive loss	(1,940)	(3,203)
Accumulated deficit	(326,163)	(494,002)
Stockholders' equity before treasury stock, total	2,254,025	1,907,385
Less: shares of common stock held in treasury, at cost; 124,638 and 88,641 shares at January 1, 2012 and January 2, 2011, respectively	(1,853,758)	(1,202,949)
Total Cypress stockholders' equity	400,267	704,436
Noncontrolling interest	(2,425)	(1,543)
Total equity	397,842	702,893
Total liabilities and equity	$ 810,090	$ 1,072,801

The accompanying notes are an integral part of these consolidated financial statements.

CYPRESS SEMICONDUCTOR CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended		
	January 1, 2012	January 2, 2011	January 3, 2010
	(In thousands, except per-share amounts)		
Revenues	$ 995,204	$ 877,532	$ 667,786
Costs and expenses (credits):			
Cost of revenues	448,602	388,359	397,204
Research and development	189,970	176,816	181,189
Selling, general and administrative	227,976	218,490	219,602
Amortization of acquisition-related intangible assets	2,892	3,028	3,804
Restructuring costs	6,336	2,975	15,242
Gain on divestiture	(34,291)	—	—
Total costs and expenses, net	841,485	789,668	817,041
Operating income (loss)	153,719	87,864	(149,255)
Interest and other income, net	1,859	6,302	3,739
Income (loss) before income taxes and noncontrolling interest	155,578	94,166	(145,516)
Income tax provision (benefit)	(11,379)	19,290	5,854
Income (loss), net of taxes	166,957	74,876	(151,370)
Adjust for loss attributable to noncontrolling interest, net of taxes	882	866	946
Net income (loss) attributable to Cypress	$ 167,839	$ 75,742	$ (150,424)
Net income (loss) per share attributable to Cypress:			
Basic	$ 1.02	$ 0.47	$ (1.03)
Diluted	$ 0.90	$ 0.40	$ (1.03)
Cash dividends declared per share	$ 0.27	$ —	$ —
Shares used in net income (loss) per share calculation:			
Basic	164,495	161,114	145,611
Diluted	186,895	191,377	145,611

The accompanying notes are an integral part of these consolidated financial statements.

CYPRESS SEMICONDUCTOR CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Treasury Stock		Noncontrolling Interest	Total Equity
	Shares	Amount				Shares	Amount		
Balances at December 28, 2008	**204,849**	**$ 2,048**	**$2,044,936**	**$ 2,533**	**$ (424,631)**	**68,346**	**$ (986,202)**	**$ (257)**	**$ 638,427**
Comprehensive loss:									
Net loss attributable to Cypress	—	—	—	—	(150,424)	—	—	—	(150,424)
Net unrealized gain on available-for-sale investments	—	—	—	1,988	—	—	—	—	1,988
Net unrealized gain on derivatives	—	—	—	9	—	—	—	—	9
Total comprehensive loss	—	—	—	—	—	—	—	—	(148,427)
Issuance of common shares under employee stock plans	30,560	306	101,332	—	—	—	—	—	101,638
Withholding of common shares for tax obligations on vested restricted shares	—	—	—	—	—	1,890	(15,493)	—	(15,493)
Redemption of convertible debt	—	—	(23,553)	—	—	—	—	—	(23,553)
Unwinding of hedge for convertible debt	—	—	3,312	—	—	—	—	—	3,312
Yield enhancement structured agreements, net	—	—	1,048	—	—	—	—	—	1,048
Repurchases of common shares	—	—	—	—	—	5,791	(46,321)	—	(46,321)
Stock-based compensation	—	—	120,662	—	—	—	—	—	120,662
Reclassification of impairment loss on auction rate securities	—	—	—	(5,253)	5,253	—	—	—	—
Noncontrolling interest and other	—	—	(21)	—	58	—	—	(946)	(909)
Balances at January 3, 2010	**235,409**	**2,354**	**2,247,716**	**(723)**	**(569,744)**	**76,027**	**(1,048,016)**	**(1,203)**	**630,384**
Comprehensive income:									
Net income attributable to Cypress	—	—	—	—	75,742	—	—	—	75,742
Net unrealized loss on available-for-sale investments	—	—	—	(1,975)	—	—	—	—	(1,975)
Other	—	—	—	(505)	—	—	—	—	(505)
Total comprehensive income	—	—	—	—	—	—	—	—	73,262
Issuance of common shares under employee stock plans	23,985	240	96,624	—	—	—	—	—	96,864
Withholding of common shares for tax obligations on vested restricted shares	—	—	—	—	—	1,103	(14,104)	—	(14,104)
Yield enhancement structured agreements, net	—	—	(34,318)	—	—	10,000	(114,917)	—	(149,235)
Repurchases of common shares	—	—	—	—	—	1,511	(25,912)	—	(25,912)
Stock-based compensation	—	—	91,974	—	—	—	—	—	91,974
Noncontrolling interest	—	—	—	—	—	—	—	(340)	(340)
Balances at January 2, 2011	**259,394**	**$ 2,594**	**$2,401,996**	**$ (3,203)**	**$ (494,002)**	**88,641**	**$(1,202,949)**	**$ (1,543)**	**$ 702,893**

CYPRESS SEMICONDUCTOR CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (CONTINUED)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Treasury Stock		Noncontrolling Interest	Total Equity
	Shares	Amount				Shares	Amount		
					(In thousands)				
Balances at January 2, 2011	**259,394**	**$ 2,594**	**$2,401,996**	**$ (3,203)**	**$ (494,002)**	**88,641**	**$(1,202,949)**	**$ (1,543)**	**$ 702,893**
Comprehensive income:									
Net income attributable to Cypress	—	—	—	—	167,839	—	—	—	167,839
Net unrealized gain on available-for-sale investments	—	—	—	1,147	—	—	—	—	1,147
Other	—	—	—	116	—	—	—	—	116
Total comprehensive income	—	—	—	—	—	—	—	—	169,102
Issuance of common shares under employee stock plans	19,418	186	71,006	—	—	—	—	—	71,192
Withholding of common shares for tax obligations on vested restricted shares	—	—	—	—	—	2,212	(46,033)	—	(46,033)
Yield enhancement structured agreements, net	—	—	49,927	—	—	9,500	(180,636)	—	(130,709)
Repurchases of common shares	—	—	—	—	—	24,285	(424,140)	—	(424,140)
Stock-based compensation	—	—	99,217	—	—	—	—	—	99,217
Dividends	—	—	(42,798)	—	—	—	—	—	(42,798)
Noncontrolling interest	—	—	—	—	—	—	—	(882)	(882)
Balances at January 1, 2012	**278,812**	**$ 2,780**	**$2,579,348**	**$ (1,940)**	**$ (326,163)**	**124,638**	**$(1,853,758)**	**$ (2,425)**	**$ 397,842**

The accompanying notes are an integral part of these consolidated financial statements.

CYPRESS SEMICONDUCTOR CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended		
	January 1, 2012	January 2, 2011	January 3, 2010
		(In thousands)	
Cash flows from operating activities:			
Net income (loss)	$ 166,957	$ 74,876	$ (151,370)
Adjustments to reconcile income (loss) to net cash provided by operating activities:			
Stock-based compensation expense	100,781	91,459	141,812
Depreciation and amortization	53,503	52,528	55,799
Gain on divestiture	(34,291)	—	—
Deferred income taxes and other tax liabilities	(15,757)	15,033	2,056
Restructuring costs	6,336	5,366	15,242
Contribution of asset	4,000	—	—
Loss (gain) on sale or retirement of property and equipment, net	3,891	(823)	2,146
Impairment of assets	1,982	4,926	—
Impairment of investments	800	—	2,549
Gain on sale of equity investments	—	(3,628)	—
Interest and other non-cash expense related to convertible debt	—	—	1,090
Other	257	165	(822)
Changes in operating assets and liabilities, net of effects of a divestiture:			
Accounts receivable	14,202	(30,767)	4,983
Inventories	4,280	(10,049)	18,276
Other current and long-term assets	(14,895)	(11,013)	18,810
Accounts payable and other liabilities	(27,049)	18,797	(14,684)
Deferred margin on sales to distributors	18,811	55,876	(6,584)
Net cash provided by operating activities	283,808	262,746	89,303
Cash flows from investing activities:			
Proceeds from sales or maturities of available-for-sale investments	218,555	32,523	24,490
Purchases of available-for-sale investments	(108,522)	(140,349)	(46,768)
Acquisition of property, plant and equipment	(80,556)	(50,786)	(25,823)
Proceeds from divestiture	34,025	—	—
Proceeds from sales of property and equipment	6,324	3,057	5,716
Cash paid for other investments	(3,911)	(2,000)	(76)
Net employee contributions to (distributions of) deferred compensation plan	3,185	2,141	(665)
Proceeds from sales of equity investments	—	4,680	—
Net cash provided by (used in) investing activities	69,100	(150,734)	(43,126)

CYPRESS SEMICONDUCTOR CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Year Ended		
	January 1, 2012	January 2, 2011	January 3, 2010
		(In thousands)	
Cash flows from financing activities:			
Repurchase of common shares	(424,140)	(25,912)	(46,321)
Yield enhancement structured agreements settled in stock	(180,636)	(114,917)	—
Issuance of common shares under employee stock plans	71,192	96,864	101,638
Yield enhancement structured agreements settled in cash, net	49,927	9,607	1,048
Withholding of common shares for tax obligations on vested restricted shares	(46,033)	(14,104)	(15,493)
Payments of dividends	(29,048)	—	—
Proceeds from equipment leases and loans, net of payments	25,974	—	—
Proceeds from other financing arrangements	16,390	—	—
Proceeds from termination of convertible note hedge and warrants	—	—	3,312
Unsettled yield enhancement structured agreements	—	(43,925)	—
Redemption of convertible debt	—	—	(51,552)
Net cash used in financing activities	(516,374)	(92,387)	(7,368)
Net increase (decrease) in cash and cash equivalents	(163,466)	19,625	38,809
Cash and cash equivalents, beginning of year	263,183	243,558	204,749
Cash and cash equivalents, end of year	$ 99,717	$ 263,183	$ 243,558
Supplemental disclosures:			
Dividends payable	$ 13,786	$ —	$ —
Cash paid for income taxes	$ 3,841	$ 2,205	$ 3,433
Additions to property, plant and equipment under capital lease arrangement	$ 2,925	$ —	$ —

The accompanying notes are an integral part of these consolidated financial statements.

CYPRESS SEMICONDUCTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Cypress Semiconductor Corporation ("Cypress" or the "Company") designs, develops, manufactures and markets high-performance, mixed-signal, programmable solutions that provide customers with rapid time-to-market and system value. Our offerings include the PSoC® programmable system-on-chip, universal serial bus ("USB") controllers, general-purpose programmable clocks and memories. We also offer wired and wireless connectivity technologies that enhance connectivity and performance in multimedia handsets. We serve numerous markets including consumer, computation, data communications, automotive, and industrial.

Our operations outside of the United States include our assembly and test plants and a regional headquarters in the Philippines, and sales offices and design centers located in various parts of the world.

Financial Statement Preparation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States and include the accounts of Cypress and all of our subsidiaries. Inter-company transactions and balances have been eliminated in consolidation.

Fiscal Years

Our fiscal year ends on the Sunday closest to December 31. Fiscal 2011 ended on January 1, 2012, Fiscal 2010 ended on January 2, 2011 and fiscal 2009 ended on January 3, 2010. Fiscal 2011 and 2010 each contained 52 weeks while fiscal 2009 contained 53 weeks.

Management Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates and assumptions used in these consolidated financial statements primarily include those related to revenue recognition, inventory valuation, valuation of goodwill and intangible assets, valuation of investments, valuation of stock-based payment awards, allowances for doubtful accounts, warranty reserves, restructuring costs, certain other accrued liabilities and tax valuation allowances. Actual results could differ from those estimates. To the extent there are material differences between the estimates and actual results our future results of operations will be impacted.

Fair Value of Financial Instruments

For certain of our financial instruments, including cash equivalents, accounts receivable, accounts payable and other current liabilities, the carrying amounts approximate their fair value due to the relatively short maturity of these items. Generally, our certificates of deposit are carried at cost which approximates fair value based on current interest rates. Investments in available-for-sale securities are carried at fair value. See Note 4 for a detailed discussion of the fair value measurements on our available-for-sale investments.

Cash and Cash Equivalents

Highly liquid investments with original or remaining maturities of ninety days or less at the date of purchase are considered cash equivalents.

Investments

All of our investments in debt securities and equity securities in publicly traded companies are classified as available-for-sale securities. Available-for-sale debt securities with maturities greater than twelve months are classified as short-term when they are intended for use in current operations. Investments in available-for-sale securities are reported at fair value with unrealized gains and losses, net of tax, as a component of "Accumulated other comprehensive income (loss)" in the Consolidated Balance Sheets. Generally, our certificates of deposit are non-tradable and are carried at cost. We also have equity investments in privately held companies. These investments are generally carried at cost as these investments do not generally permit us to exert significant influence or control and are included in "Other assets" in the Consolidated Balance Sheets. None of our equity investments are variable interest entity.

We monitor our investments for impairment periodically and record appropriate reductions in carrying values when the declines are determined to be other-than-temporary. See Note 4 for a detailed discussion of the impairment losses recorded on our investments.

Inventories

Inventories are stated at the lower of standard cost (which approximates actual cost on a first-in, first-out basis) or market. Market is based on estimated net realizable value. We write down our inventories which have become obsolete or are in excess of anticipated demand or net realizable value based upon assumptions about demand forecasts, product life cycle status, product development plans and current sales levels. Inventory reserves are not relieved until the related inventory has been sold or scrapped.

Long-Lived Assets

Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation is computed for financial reporting purposes using the straight-line method over the estimated useful lives of the assets. Leasehold improvements and leasehold interests are amortized over the shorter of the estimated useful lives of the assets or the remaining term of the lease. Estimated useful lives are as follows:

Equipment	2 to 10 years
Buildings and leasehold improvements	5 to 20 years
Furniture and fixtures	3 to 7 years

We evaluate our long-lived assets, including property, plant and equipment and intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Factors considered important that could result in an impairment review include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of assets, significant negative industry or economic trends, and a significant decline in our stock price for a sustained period of time. Impairment is recognized based on the difference between the estimated fair value of the asset and its carrying value. Estimated fair value is generally measured based on quoted market prices, if available, appraisals or discounted cash flow analyses.

Change in Accounting Estimate

Due to our recent and future significant investments in our manufacturing equipment coupled with the current developments in our over-all manufacturing process and technologies, we have reevaluated and reassessed the reasonableness of the useful lives of our manufacturing equipment during the fourth quarter of fiscal 2011. As a result of our comprehensive study and analysis, we have determined that the useful lives of our manufacturing equipment were longer than historically estimated. The key reasons that prompted us to perform a reevaluation of the useful lives of our manufacturing equipment were: (i) we determined that the average age of most of our existing equipment is more than 10 years; (ii) the recent and future significant investments in certain of our equipment where the risk of technological obsolescence has been determined to be low; and (iii) the expansion of our manufacturing facility which has allowed us to be more competitive and cost effective by reducing operating costs and integrating certain technologies into programmable technology which reduces the risk of technological obsolescence. Accordingly, we revised the useful lives of the related equipment and production assets from 7 years to 10 years beginning in the fourth quarter of fiscal 2011. The revised useful lives of the equipment did not have any impact in the consolidated statement of operations for fiscal 2011 as the decrease in depreciation expense for the fourth quarter of fiscal 2011 was capitalized in inventories. The quarterly depreciation expense is expected to decrease by approximately $3.0 million to $4.0 million starting in fiscal 2012 and this amount will decrease overtime as the related manufacturing equipment becomes fully depreciated.

Goodwill and Intangible Assets

Goodwill and intangible assets with indefinite lives are not amortized but are tested for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Purchased intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives and are reviewed for impairment as discussed above. Refer to Note 3 for more information.

Revenue Recognition

We generate revenues by selling products to distributors, various types of manufacturers including original equipment manufacturers ("OEMs") and electronic manufacturing service providers ("EMSs"). We recognize revenues on sales to OEMs and EMSs upon shipment provided that persuasive evidence of an arrangement exists, the price is fixed or determinable, title has transferred, collection of resulting receivables is reasonably assured, there are no customer acceptance requirements, and there are no significant remaining obligations.

Sales to certain distributors are made under agreements which provide the distributors with price protection, stock rotation and other allowances under certain circumstances. Given the uncertainties associated with the rights given to these distributors, revenues and costs related to distributor sales are deferred until products are sold by the distributors to the end customers. Revenues are recognized upon receiving notification from the distributors that products have been sold to the end customers. Reported information includes product resale price, quantity and end customer shipment information as well as remaining inventory on hand. At the time of shipment to distributors, we record a trade receivable for the selling price since there is a legally enforceable right to receive payment, relieve inventory for the value of goods shipped since legal title has passed to the distributors, and defer the related margin as deferred income on sales to distributors in the Consolidated Balance Sheets. The effects of distributor price adjustments are recorded as a reduction to deferred income at the time the distributors sell the products to the end customers.

We record as a reduction to revenues reserves for sales returns, price protection and allowances based upon historical experience rates and for any specific known customer amounts. We also provide certain distributors and EMSs with volume-pricing discounts, such as rebates and incentives, which are recorded as a reduction to revenues at the time of sale. Historically these volume discounts have not been significant.

Shipping and Handling Costs

We record costs related to shipping and handling in cost of revenues.

Advertising Costs

Advertising costs consist of development and placement costs of our advertising campaigns and are charged to expense when incurred. Advertising expense was approximately $5.0 million, $4.0 million and $4.5 million for fiscal 2011, 2010 and 2009, respectively.

Foreign Currency Transactions

We use the United States dollar predominately as the functional currency for our foreign entities. Assets and liabilities of these entities are remeasured into the United States dollar using exchange rates in effect at the end of the period, except for non-monetary assets and liabilities, such as property, plant and equipment, which are remeasured using historical exchange rates. Revenues and expenses are remeasured using average exchange rates in effect for the period, except for items related to assets and liabilities, such as depreciation, that are remeasured using historical exchange rates. The resulting gains and losses from foreign currency remeasurement are included in "Interest and other income, net" in the Consolidated Statements of Operations.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk are primarily cash equivalents, debt investments and trade accounts receivable. Our investment policy requires cash investments to be placed with high-credit quality institutions and limits the amount of credit risk from any one issuer. We perform ongoing credit evaluations of our customers' financial condition whenever deemed necessary and generally do not require collateral. We maintain an allowance for doubtful accounts based upon the expected collectability of all accounts receivable.

Outstanding accounts receivable from Arrow Electronics, Inc., Arkian and Avnet, Inc., three of our distributors, accounted for 14.1%, 13.9% and 11.1% of our consolidated accounts receivable as of January 1, 2012, respectively. Outstanding accounts receivable from Avnet, Inc., accounted for 17% of our consolidated accounts receivable as of January 2, 2011.

Revenue generated through Avnet, Inc. and Weikeng Industrial Co. Ltd., two of our distributors, accounted for 12.8% and 11.2%, respectively, of our consolidated revenue for fiscal 2011. Samsung Electronics ("Samsung"), an end customer, purchases our products from certain of our distributors, primarily from Arkian. Shipments made by our distributors to Samsung in fiscal 2011 accounted for 10.0% of our consolidated revenue for fiscal 2011.

Revenue generated through Avnet, Inc. and Arrow Electronics, Inc. accounted for 15% and 10%, respectively, of our consolidated revenue for fiscal 2010. Revenue through Avnet, Inc accounted for 14% of our consolidated revenue for fiscal 2009. We had no end customers accounting for 10% or greater of our consolidated revenue for fiscal 2010 or 2009.

Income Taxes

The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax basis of our assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when management cannot conclude that it is more likely than not that a tax benefit will be realized.

The calculation of tax liabilities involves dealing with uncertainties in the application of complex global tax regulations. We recognize potential liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. If payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary. If the estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to expense would result.

Recent Accounting Pronouncements

In December 2011, Financial Accounting Standards Board ("FASB") issued an Accounting Standards Update 2011-12 ("ASU 2011-12") to the guidance related to the presentation of comprehensive income ("OCI"), which indefinitely defers certain provisions of ASU 2011-05 issued earlier in June 2011. ASU 2011-05 revised the manner in which entities present comprehensive income in their financial statements. Among the new provisions in ASU 2011-05 was a requirement for entities to present reclassification adjustments out of accumulated other comprehensive income ("AOCI") by component in both the statement in which net income is presented and the statement in which OCI is presented (for both interim and annual financial statements). Accordingly, this requirement is indefinitely deferred by ASU 2011-12 and will be further deliberated by the FASB at a future date. The new ASU affects both public and nonpublic entities that report items of OCI in any period presented. During the deferral period, entities will still need to comply with the existing requirements in U.S. GAAP for the presentation of reclassification adjustments. Specifically, ASC 220 gives entities the option of (1) presenting reclassification adjustments out of AOCI on the face of the statement in which OCI is presented or (2) disclosing reclassification adjustments in the footnotes to the financial statements. ASU 2011-12 and ASU 2011-05 share the same effective date. This guidance is effective for our interim and annual periods beginning January 2, 2012. We do not believe the adoption of this guidance will have a material impact on our consolidated financial statements, as it only requires a change in the format of presentation.

In September 2011, the FASB issued an ASU to the guidance on Intangibles—Goodwill and Other—Testing Goodwill for Impairment, to simplify how entities test goodwill for impairment. This guidance allows entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If a greater than 50 percent likelihood exists that the fair value is less than the carrying amount, then a two-step goodwill impairment test as described in the guidance must be performed. We adopted this guidance in fiscal 2011 and our adoption did not have a significant impact on our consolidated financial statements. See to Note 3 for more information.

In June 2011, the FASB issued new accounting guidance (ASU 2011-05) related to the presentation of comprehensive income that increases comparability between U.S. GAAP and International Financial Reporting Standards ("IFRS"). This guidance eliminates the current option to report other comprehensive income and its components in the statement of changes in equity and instead requires presenting in one continuous statement or two separate but consecutive statements. This guidance is effective for our interim and annual periods beginning January 2, 2012. We do not believe the adoption of this guidance will have a material impact on our consolidated financial statements, as it only requires a change in the format of presentation.

In May 2011, the FASB issued a new standard amending U.S. generally accepted accounting principles ("GAAP") fair value measurements and disclosures for the purpose of ensuring that fair value measurement and disclosure requirements are the same across both U.S. GAAP and IFRS. The standard contains amendments changing the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements, clarifying the application of existing fair value measurement requirements and changing a particular principle for measuring fair value or for disclosing information about fair value measurements. This guidance is effective for our interim and annual periods beginning January 2, 2012. Additionally, the standard expands certain disclosure requirements, including qualitative disclosures selected to level 3 fair value measurements. Early adoption is not permitted. We do not expect this new standard to significantly impact our consolidated financial statements.

NOTE 2. DIVESTITURE

As part of Cypress's continued efforts to focus on programmable products including our flagship PSoC® programmable system-on-chip solutions and our TrueTouch™ touch-sensing controllers, we divested our image sensors product families and sold them to ON Semiconductor Corporation ("ON") on February 27, 2011.

Product Families	Reportable Segment	Buyer	Total Consideration
The image sensors product families	Memory Products Division	ON Semiconductor	$34.0 million

In connection with the divestiture, we recorded a gain of $34.3 million. We received $14.9 million in cash in March of 2011 and received the remaining $19.1 million in April 2011. The following table summarizes the components of the gain:

	Image Sensors (In thousands)
Cash proceeds	$ 34,025
Assets sold:	
Inventories	(3,617)
Prepaid and other assets	(2,003)
Property, plant and equipment	(1,178)
Liabilities disposed of:	
Accounts payable	1,508
Other liabilities	3,416
Taxes payable	1,129
Customer advances	1,239
Transaction and other costs	(228)
Gain on divestiture	$ 34,291

In connection with the divestiture of the image sensor product families, we transferred approximately 80 employees to ON. In addition, we had a transition service agreement ("TSA") with ON where we acted as an agent and provided certain services related to shipping, manufacturing, planning and general administrative functions including the billing and collection of shipments to ON customers and payments to vendors for manufacturing activities. As a result of the TSA, at times we had a net payable or receivable to or from ON as we collected receivables and made payments to vendors on behalf of ON. During the third quarter of fiscal 2011, the services that we provided under the TSA ended per the terms of the agreement. No receivable or payable under the TSA was outstanding as of January 1, 2012.

We did not have any divestitures in fiscal 2010 and 2009.

NOTE 3. GOODWILL AND INTANGIBLE ASSETS

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. The carrying amount of goodwill at January 1, 2012 was $31.8 million in the Consumer and Computation Division ("CCD") and was unchanged from the balance at January 2, 2011. CCD is the only reportable business segment with goodwill.

We assess our goodwill for impairment on an annual basis and, if certain events or circumstances indicate that an impairment loss may have been incurred, on an interim basis. Goodwill impairment exists when the implied fair value of goodwill is less than its carrying value.

In September 2011, the FASB issued ASU 2011-08 -*Testing Goodwill for Impairment* (ASC Topic 350) that was intended to reduce the complexity and costs by allowing an entity the option to make a qualitative evaluation about the likelihood of goodwill impairment to determine whether it should calculate the fair value of a reporting unit. The issuance of ASU 2011-08 provides an entity the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test for goodwill impairment. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. We adopted ASU 2011-08 in fiscal 2011. The fair value of CCD was substantially in excess of its carrying amount based on the latest quantitative assessment of goodwill that we performed in fiscal 2010. There have been no triggering events or changes in circumstances since that quantitative analysis to indicate that the fair value of CCD would be less than its carrying amount.

We performed a qualitative assessment of goodwill in fiscal 2011 and concluded that it was more likely than not that the fair value of CCD exceeded its carrying amount. In assessing the qualitative factors, we considered the impact of these key factors: (i) change in the industry and competitive environment; (ii) market capitalization; (iii) stock price; and (iv) overall financial performance such as negative or declining cash flows or a decline in actual or planned revenue or earnings compared with actual and projected results of relevant prior periods. Based on the foregoing, the first and second steps of the goodwill impairment test were unnecessary for fiscal 2011 and goodwill was not impaired as of January 1, 2012. No goodwill impairment was recognized in fiscal 2010 or 2009.

Intangible Assets

The following tables present details of our total intangible assets:

	As of January 1, 2012			As of January 2, 2011		
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
	(In thousands)					
Acquisition-related intangible assets	$ 95,134	$ (88,782)	$ 6,352	$ 100,134	$ (91,490)	$ 8,644
Non-acquisition related intangible assets	10,648	(8,374)	2,274	10,548	(6,693)	3,855
Total intangible assets	$ 105,782	$ (97,156)	$ 8,626	$ 110,682	$ (98,183)	$ 12,499

As of January 1, 2012, the estimated future amortization expense of intangible assets was as follows:

(In thousands)	
2012	$3,913
2013	3,836
2014	877
Total future amortization expense	$8,626

NOTE 4. FAIR VALUE MEASUREMENTS

Assets/Liabilities Measured at Fair Value on a Recurring Basis

The following table presents our fair value hierarchy for our financial assets and liabilities measured at fair value on a recurring basis as of January 1, 2012 and January 2, 2011:

	As of January 1, 2012				As of January 2, 2011			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(In thousands)							
Financial Assets								
Reported as cash equivalents:								
Money market funds	$ 77,952	$ —	$ —	$ 77,952	$ 105,058	$ —	$ —	$ 105,058
Corporate notes and bonds	—	1,340	—	1,340	—	—	—	—
Total cash equivalents	77,952	1,340	—	79,292	105,058	—	—	105,058
Reported as short-term investments:								
U.S. treasuries	10,072	—	—	10,072	50,054	—	—	50,054
Corporate notes and bonds	—	33,028	—	33,028	—	52,503	—	52,503
Federal agency	—	15,524	—	15,524	—	25,958	—	25,958
Commercial paper	—	7,189	—	7,189	—	2,400	—	2,400
Certificates of deposit	—	800	—	800	—	—	—	—
Total short-term investments	10,072	56,541	—	66,613	50,054	80,861	—	130,915
Reported as long-term investments:								
Auction rate securities	—	—	19,004	19,004	—	—	23,708	23,708
Marketable equity securities	3,013	—	—	3,013	804	—	—	804
Total long-term investments	3,013	—	19,004	22,017	804	—	23,708	24,512
Employee deferred compensation plan assets:								
Cash equivalents	1,960	—	—	1,960	1,771	—	—	1,771
Mutual funds	18,046	—	—	18,046	20,579	—	—	20,579
Equity securities	5,448	—	—	5,448	4,677	—	—	4,677
Fixed income	3,799	—	—	3,799	3,045	—	—	3,045
Money market funds	3,723	—	—	3,723	386	—	—	386
Total employee deferred compensation plan assets	32,976	—	—	32,976	30,458	—	—	30,458
Total financial assets	$ 124,013	$ 57,881	$ 19,004	$ 200,898	$ 186,374	$ 80,861	$ 23,708	$ 290,943
Financial Liabilities								
Employee deferred compensation plan liability	$ 32,485	$ —	$ —	$ 32,485	$ 29,974	$ —	$ —	$ 29,974

Valuation Techniques:

- Level 1 includes instruments for which quoted prices in active markets for identical assets or liabilities that we have the ability to access. Our financial assets utilizing Level 1 inputs include U.S. treasuries, money market funds, marketable equity securities and our employee deferred compensation plan.
- Level 2 includes instruments for which the valuations are based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities. Level 2 assets consist of certain marketable debt instruments for which values are determined using inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Our Level 2 instruments include certain U.S. government securities, commercial paper and corporate notes and bonds.
- Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement. Financial assets utilizing Level 3 inputs primarily include auction rate securities. We use an income approach valuation model to estimate the exit price of the auction rate securities, which is derived as the weighted-average present value of expected cash flows over various periods of illiquidity, using a risk adjusted discount rate that is based on the credit risk and liquidity risk of the securities.

Auction Rate Securities

All of our auction rate securities ("ARS") are classified as Level 3 financial instruments. Our investments in ARS have contractual maturities generally between 20 and 30 years and are usually found in the form of municipal bonds, preferred stock, and a pool of student loans or collateralized debt obligations with interest rates resetting every seven to 49 days through an auction process. The ARS held by us are backed by student loans originated under the Federal Family Education Loan Program (FFELP), which are guaranteed by the U.S. Federal Department of Education. All the auction rate securities held by us were rated as either AAA, Aaa or A3 by the major independent rating agencies.

Sale of Auction Rate Securities

In December 2011, we entered into a settlement and securities purchase agreement (the "Securities Agreement") with a certain financial institution. Pursuant to the terms of the Securities Agreement, we agreed to sell to the financial institution certain of our ARS investments with an aggregate par value of approximately $19.1 million and carrying value of approximately $17.3 million for an aggregate sale price of approximately $16.4 million. Under the terms of the Securities Agreement, we have the option to repurchase from the financial institution any of the ARS we sold to them until November 30, 2013 for the amount at which the related ARS were sold plus agreed upon funding costs. Because of our ability to repurchase the ARS from the date of sale through November 30, 2013, we maintain effective control of these ARS. As such, we did not account for the transaction as a sale and recognized the $16.4 million sale consideration we received as "Advances received for the sale of ARS" under "Other long-term liabilities" in the 2011 Consolidated Balance Sheet. We will continue to account for these ARS as if we never sold them until they are called or the expiration of our call option under the Securities Agreement.

The fair value of our investments in ARS was approximately $19.0 million and $23.7 million as of January 1, 2012 and January 2, 2011, respectively.

In fiscal 2011 and 2010, we performed an analysis to assess the fair value of the ARS using a valuation model based on discounted cash flows. The assumptions used were the following:

	2011	2010
Years to liquidity	7 years	7 years
Discount rates *	1.75% – 3.95%	1.57% – 5.32%
Continued receipt of contractual interest which provides a premium spread for failed auctions	Yes	Yes

* *Discount rates incorporate a spread for both credit and liquidity risk.*

Based on these assumptions, we estimated that the ARS were valued at approximately 91% and 90% of their stated par value as of January 1, 2012 and January 2, 2011, respectively, representing a decline in value of approximately $1.9 million and $2.6 million, respectively, which was recorded as an unrealized loss in accumulated other comprehensive loss in fiscal 2011 and 2010, respectively.

Level 3 Investments Measured Fair Value on a Recurring Basis

The following table presents a summary of changes in our Level 3 investments measured at fair value on a recurring basis:

	Auction Rate Securities
	(In thousands)
Balance as of January 3, 2010	$ 32,740
Unrealized gain recorded in Accumulated other comprehensive loss	1,118
Amount settled at par	(10,150)
Balance as of January 2, 2011	23,708
Unrealized gain recorded in Accumulated other comprehensive loss	696
Realized loss recorded in interest and other income, net	(75)
Amount settled at par	(5,325)
Balance as of January 1, 2012	$ 19,004

Level 3 Assets Measured at Fair Value on a Nonrecurring Basis

Certain of our assets, including intangible assets, goodwill and cost-method investments, are measured at fair value on a nonrecurring basis if impairment is indicated.

Investments in Equity Securities

Our investments in equity securities included long-term investments in non-marketable equity securities (investments in privately-held companies) of approximately $3.2 million and marketable equity securities (investments in publicly traded companies) of approximately $3.0 million as of January 1, 2012 ($2.0 million investments in non-marketable equity securities and $0.8 million investments in marketable equity securities as of January 2, 2011). Our privately-held equity investments are accounted for under the cost method as we have less than 20% ownership interest and we do not have the ability to exercise significant influence over the operations of the privately-held companies. These investments are periodically reviewed for other-than-temporary declines in fair value by considering available evidence, including general market conditions, financial condition, pricing in recent rounds of financing, if any, earnings and cash flow forecasts, recent operational performance and any other readily available market data. As a result of our recent evaluation, we determined that our investment in a certain privately-held company with an original carrying value of $2.0 million was impaired. As such, we recognized an impairment loss of approximately $0.8 million in "Interest and other income, net" in fiscal 2011, and we classified the investment as Level 3 asset due to the absence of quoted market prices and inherent lack of liquidity. We had no impairment charges against our privately-held equity investments in fiscal 2010.

During fiscal 2010, we sold our equity investment in one publicly traded company for $4.7 million and recognized a gain of $3.6 million in "Interest and other income, net". We did not sell any investments in marketable equity securities in fiscal 2011 and 2009.

There were no significant transfers between Level 1, Level 2 and Level 3 fair value hierarchies during fiscal 2011 and 2010.

NOTE 5. INVESTMENTS

Available-For-Sale Securities and Other Investments

The following tables summarize our available-for-sale securities and other investments:

	As of January 1, 2012				As of January 2, 2011			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)							
Reported as cash equivalents:								
Money market funds	$ 77,952	$ —	$ —	$ 77,952	$105,058	$ —	$ —	$105,058
Corporate notes and bonds	1,341	—	(1)	1,340	—	—	—	—
Total cash equivalents	79,293	—	(1)	79,292	105,058	—	—	105,058
Reported as short-term investments:								
Corporate notes and bonds	33,010	33	(15)	33,028	52,390	135	(22)	52,503
Federal agency	15,526	4	(6)	15,524	25,983	5	(30)	25,958
U.S. treasuries	10,004	68	—	10,072	50,053	2	(1)	50,054
Commercial paper	7,189	1	(1)	7,189	2,400	—	—	2,400
Certificates of deposit **(1)**	801	—	(1)	800	40,163	—	—	40,163
Total short-term investments	66,530	106	(23)	66,613	170,989	142	(53)	171,078
Reported as long-term investments:								
Auction rate securities	20,900	—	(1,896)	19,004	26,300	—	(2,592)	23,708
Marketable equity securities	3,253	—	(240)	3,013	1,187	—	(383)	804
Total long-term investments	24,153	—	(2,136)	22,017	27,487	—	(2,975)	24,512
Total available-for-sale securities and other investments	$169,976	$ 106	$ (2,160)	$167,922	$303,534	$ 142	$ (3,028)	$300,648

(1) Our certificates of deposit as of January 1, 2012 were tradable and were carried at fair value and were disclosed as Level 2 assets in our fair value measurement disclosures in Note 4. The certificates of deposit as of January 1, 2011 were non-tradable and were carried at cost. As such, the certificates of deposit as of January 1, 2011 were not disclosed in the fair value measurement disclosures in Note 4.

As of January 1, 2012, $1.9 million of the $2.2 million gross unrealized losses were related to ARS that had been in a continuous loss position for 12 months or more. As of January 2, 2011, $2.6 million of the $3.0 million gross unrealized losses were related to ARS that had been in a continuous loss position for 12 months or more. For individual marketable equity securities with unrealized losses, we evaluated the near-term prospects in relation to the severity and duration of the impairment. Based on that evaluation and our ability and intent to hold these investments for a reasonable period of time, we did not consider these investments to be other-than-temporarily impaired as of January 1, 2012 and January 2, 2011.

As of January 1, 2012, the contractual maturities of our available-for-sale investments and certificates of deposit were as follows (the table below does not include our investments in marketable equity securities):

	Cost	Fair Value
	(In thousands)	
Maturing within one year	$ 124,622	$ 124,641
Maturing in one to three years	21,201	21,264
Maturing in more than three years	20,900	19,004
Total	$ 166,723	$ 164,909

Realized gains from sales of available-for-sale in fiscal 2011, 2010 and 2009 were not material.

Proceeds from sales or maturities of available-for-sale investments were $218.6 million, $32.5 million and $24.5 million for fiscal 2011, 2010 and 2009, respectively.

NOTE 6. ASSETS HELD FOR SALE

Texas Facility

In fiscal 2007, we had implemented a restructuring plan to exit our manufacturing facility located in Round Rock, Texas. The Texas facility ceased operations in the fourth quarter of fiscal 2008. The net book value of the remaining restructured assets that were classified as held for sale and included in "Other current assets" in the Consolidated Balance Sheets was $6.9 million as of January 1, 2012 and January 2, 2011. In fiscal 2011, we performed an evaluation of the current market value of the Texas facility to determine if it was impaired. Based upon our analysis of other comparable property sales in the area, we determined that the fair market value of the facility was more than the carrying value. Accordingly, no impairment was recognized in fiscal 2011.

Due to the uncertainty in the commercial real estate market, we have been unable to secure a buyer for the Texas facility. We expect to sell the facility within the next twelve months; however, there can be no assurance of this and our ability to complete the sale of any restructured assets may be impacted by economic and credit conditions.

We continue to incur expenses related to ongoing maintenance and upkeep of the Texas facility until we complete the sale of the property.

Building

In the second quarter of fiscal 2011, we vacated one of our buildings located in San Jose, California and in the third quarter of fiscal 2011, we began to market the building for sale or lease. In the third quarter of 2011, based upon our analysis of other comparable building sales in the area, we determined that the fair market value of the building was less than the carrying value, accordingly, we recorded an impairment charge of approximately $2.0 million to reduce the carrying value of the building to the estimated current market value of approximately $5.2 million. In the fourth quarter of fiscal 2011, we completed the sale of the building to a third party for approximately $5.1 million. The loss that we realized from the sale of the building was not material.

NOTE 7. EMPLOYEE STOCK PLANS AND STOCK-BASED COMPENSATION

Our equity incentive plans are broad-based, long-term programs intended to attract and retain talented employees and align stockholder and employee interests.

We currently have the following employee stock plans:

1994 Amended Stock Option Plan ("1994 Amended Plan"):

In fiscal 1994, our board of directors adopted the 1994 Stock Plan (the "1994 Plan"). The 1994 Plan was amended in fiscal 2004, 2008 and most recently in fiscal 2011 (the "1994 Amended Plan"). The 1994 Amended Plan provides for (1) the discretionary granting of stock options, restricted stock units ("RSUs"), restricted stock awards ("RSAs") and stock appreciation rights ("SARs") to qualified employees, consultants and outside directors, which options may be either incentive stock options (for employees only) or non-statutory stock options, as determined at the time of grant and (2) the grant of non-statutory stock options, SARs, RSAs or RSUs to outside directors pursuant to an automatic, non-discretionary formula. Options or awards granted under the 1994 Amended Plan become exercisable over a vesting period of generally five years and generally expire over terms not exceeding eight years from the date of grant, subject to earlier termination upon the cessation of employment or service of the recipients. At the annual meeting in 2011, our stockholders approved an increase of 15 million shares to the number of shares that can be issued under the 1994 Amended Plan. The maximum aggregated number of shares authorized for issuance under the 1994 Amended Plan is 145.2 million shares. As of January 1, 2012, approximately 23.9 million shares of stock options or 12.7 million shares of RSUs and RSAs were available for grant under the 1994 Amended Plan. The 1994 Amended Plan will expire in January 2014.

Employee Stock Purchase Plan ("ESPP"):

Our ESPP allows eligible employees to purchase shares of our common stock through payroll deductions. The ESPP contains consecutive 18-month offering periods composed of three six-month exercise periods. The shares can be purchased at the lower of 85% of the fair market value of the common stock at the date of commencement of the offering period or at the last day of each six-month exercise period. Purchases are limited to 10% of an employee's eligible compensation, subject to a maximum annual employee contribution limit of $21,250. As of January 1, 2012, approximately 3.0 million shares were available for future issuance under the ESPP. The ESPP will expire in May 2013.

Outstanding Employee Equity Awards

In conjunction with the SunPower Spin-Off which we completed in fiscal 2008, the Board approved certain adjustments to our 1999 Plan and 1994 Amended Plan (together, the "Plans"). Specifically, the Board approved amendments to make proportionate adjustments to, among other things, outstanding employee equity awards, including stock options, restricted stock units and restricted stock awards under the Plans to preserve the intrinsic value of the awards before and after the Spin-Off. These changes included a proportionate adjustment in the number of shares issuable pursuant to the outstanding awards and the per-share exercise price of the options.

The Board also approved certain adjustments with respect to our ESPP to offset the decrease in our common stock price resulting from the Spin-Off. These changes included a proportionate adjustment in the offering date price per share of our common stock and maximum number of shares participants may purchase under the ESPP.

The modification of the outstanding employee equity awards and the ESPP related to the Spin-Off resulted in additional non-cash stock-based compensation. The amount was measured based upon the difference between the fair value of the awards immediately before and after the modification. Of the total additional non-cash stock-based compensation, $5.5 million, $17.1 million and $59.4 million, net of estimated forfeitures, was recognized in fiscal 2011, 2010 and 2009, respectively. The remaining $1.9 million will be recognized over the remaining vesting periods on an accelerated basis, net of estimated forfeitures.

Stock-Based Compensation

The following table summarizes the stock-based compensation expense by line item in the Consolidated Statement of Operations:

	Year Ended		
	January 1, 2012	January 2, 2011	January 3, 2010
		(In thousands)	
Cost of revenues	$ 23,730	$ 22,714	$ 40,798
Research and development	24,297	21,541	37,537
Selling, general and administrative	52,754	47,204	63,477
Total stock-based compensation expense	$ 100,781	$ 91,459	$ 141,812

As stock-based compensation expense recognized in the Consolidated Statements of Operations is based on awards ultimately expected to vest, it has been adjusted for estimated forfeitures. The accounting guidance requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Consolidated cash proceeds from the issuance of shares under the employee stock plans were $71.2 million, $96.9 million and $101.6 million for fiscal 2011, 2010 and 2009, respectively. No income tax benefit was realized from stock option exercises for fiscal 2011, 2010 and 2009. As of January 1, 2012 and January 2, 2011, stock-based compensation capitalized in inventories totaled $4.6 million and $6.2 million, respectively.

The following table summarizes the stock-based compensation expense by type of awards:

	Year Ended		
	January 1, 2012	January 2, 2011	January 3, 2010
		(In thousands)	
Stock options	$ 14,850	$ 19,946	$ 56,386
Restricted stock units and restricted stock awards	81,273	65,046	74,842
ESPP	4,658	6,467	10,584
Total stock-based compensation expense	$ 100,781	$ 91,459	$ 141,812

The following table summarizes the unrecognized stock-based compensation balance, net of estimated forfeitures, by type of awards as of January 1, 2012:

(In thousands)		Weighted-Average Amortization Period
		(In years)
Stock options	$ 13,973	2.01
Restricted stock units and restricted stock awards	53,652	1.97
ESPP	8,589	0.65
Total unrecognized stock-based compensation balance, net of estimated forfeitures	$ 76,214	1.83

Valuation Assumptions

We estimate the fair value of our stock-based equity awards using the Black-Scholes valuation model. Assumptions used in the Black-Scholes valuation model were as follows:

	Year Ended		
	January 1, 2012	January 2, 2011	January 3, 2010
Stock Option Plans:			
Expected life	2.3-7.3 years	2.3-7.0 years	2.4-7.4 years
Volatility	38.1%-51.3%	42.2%-54.5%	50.1%-60.8%
Risk-free interest rate	0.2%-2.9%	0.5%-3.1%	0.7%-3.2%
Dividend yield	1.7%-2.2%	0.0%	0.0%
ESPP:			
Expected life	0.5-1.5 years	0.5-1.5 years	0.5-1.5 years
Volatility	49.8%-53.3%	44.6%-54.2%	52.6%-85.8%
Risk-free interest rate	0.04%-0.16%	0.1%-0.8%	0.2%-0.7%
Dividend yield	1.7%-2.2%	0.0%	0.0%

Expected life: Expected life is based on historical exercise patterns, giving consideration to the contractual terms of the awards and vesting schedules. In addition, employees who display similar historical exercise behavior are grouped separately into two classes (executive officers and other employees) in determining the expected life.

Volatility: We determined that implied volatility of publicly traded call options and quotes from option traders is more reflective of market conditions and, therefore, can reasonably be a better indicator of expected volatility than historical volatility. Therefore, our volatility is based on a blend of historical volatility of our common stock and implied volatility.

Risk-free interest rate: The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant.

Dividend yield: The expected dividend is based on our history and expected dividend payouts. Since we did not pay dividends in fiscal 2010 and 2009, the expected dividend yield was zero in those years.

Employee Equity Award Activities

Stock Options:

The following table summarizes our stock option activities:

	Year Ended					
	January 1, 2012		January 2, 2011		January 3, 2010	
	Shares	Weighted-Average Exercise Price per Share	Shares	Weighted-Average Exercise Price per Share	Shares	Weighted-Average Exercise Price per Share
	(In thousands, except per-share amounts)					
Options outstanding, beginning of year	36,070	$ 5.51	52,411	$ 4.70	70,273	$ 4.43
Granted	1,080	$ 19.60	3,036	$ 14.27	6,444	$ 6.68
Exercised	(12,245)	$ 4.51	(17,990)	$ 4.57	(19,433)	$ 4.21
Forfeited or expired	(1,542)	$ 8.56	(1,387)	$ 6.36	(4,873)	$ 5.35
Options outstanding, end of year	23,363	$ 6.49	36,070	$ 5.51	52,411	$ 4.70
Options exercisable, end of year	15,560	$ 4.78	22,924	$ 4.18	33,895	$ 4.18

The weighted-average grant-date fair value was $6.34 per share for options granted in fiscal 2011, $5.13 per share in options granted during fiscal 2010 and $2.97 per share for options granted in fiscal 2009.

The aggregate intrinsic value of the options outstanding and options exercisable as of January 1, 2012 was approximately $246.8 million and $188.8 million, respectively. The aggregate intrinsic value represents the total pre-tax intrinsic value which would have been received by the option holders had all option holders exercised their options as of January 1, 2012 and do not include substantial tax payments.

The aggregate pre-tax intrinsic value of option exercises, which represents the difference between the exercise price and the value of Cypress common stock at the time of exercise, was $200.1 million in fiscal 2011, $157.8 million in fiscal 2010 and $88.8 million in fiscal 2009.

The aggregate grant date fair value of the options which vested in fiscal 2011, 2010 and 2009 was $18.1 million, $16.3 million, and $25.2 million, respectively.

The following table summarizes information about options outstanding and exercisable as of January 1, 2012:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	**Shares**	**Weighted-Average Remaining Contractual Life**	**Weighted-Average Exercise Price per Share**	**Shares**	**Weighted-Average Exercise Price per Share**
	(In thousands)	(In years)		(In thousands)	
$1.06-$3.53	3,924	3.76	$ 3.04	3,627	$ 3.06
$3.53-$3.53	2,730	3.15	$ 3.53	2,683	$ 3.53
$3.54-$4.30	2,367	4.27	$ 3.95	2,282	$ 3.95
$4.35-$5.18	3,595	2.63	$ 4.98	3,428	$ 4.98
$5.19-$6.16	1,963	6.03	$ 5.86	591	$ 5.51
$6.17-$6.17	2,590	6.76	$ 6.17	1,003	$ 6.17
$6.21-$8.85	2,352	6.11	$ 6.87	1,197	$ 6.83
$8.89-$17.77	2,817	6.41	$ 13.83	710	$ 13.10
$18.31-$22.88	1,002	7.68	$ 19.59	39	$ 20.73
$23.23-$23.23	23	7.52	$ 23.23	—	$ —
	23,363	4.82	$ 6.49	15,560	$ 4.78

The total number of exercisable in-the-money options was approximately 15.3 million shares as of January 1, 2012.

As of January 1, 2012, stock options vested and expected to vest totaled approximately 22.3 million shares, with a weighted-average remaining contractual life of 4.73 years and a weighted-average exercise price of $6.31 per share. The aggregate intrinsic value was approximately $239.0 million.

Restricted Stock Units and Restricted Stock Awards:

The following table summarizes our restricted stock unit and restricted stock award activities:

	Year Ended					
	January 1, 2012		January 2, 2011		January 3, 2010	
	Shares	Weighted-Average Grant Date Fair Value per Share	Shares	Weighted-Average Grant Date Fair Value per Share	Shares	Weighted-Average Grant Date Fair Value per Share
	(In thousands, except per-share amounts)					
Non-vested, beginning of year	14,970	$ 4.90	17,733	$ 5.51	28,745	$ 5.78
Granted	2,228	$ 18.97	2,228	$ 14.78	1,970	$ 7.86
Released	(6,383)	$ 6.60	(3,866)	$ 12.75	(7,510)	$ 5.07
Forfeited	(1,810)	$ 8.52	(1,125)	$ 7.14	(5,472)	$ 3.73
Non-vested, end of year	9,005	$ 10.43	14,970	$ 4.90	17,733	$ 5.51

The balance as of January 1, 2012 included approximately 4.4 million performance-based restricted stock units and restricted stock awards granted under the 1994 Amended Plan. These performance-based awards ("PARS") were issued to certain senior-level employees in fiscal 2007, 2008 and 2011 and can be earned ratably over a remaining period of one to two years, subject to the achievement of certain performance milestones set by the Compensation Committee of the Board. These performance milestones can include:

- stock appreciation target against the Philadelphia Semiconductor Sector Index ("SOXX");
- certain levels of non-GAAP free cash flows, non-GAAP operating income, non-GAAP operating expense, non-GAAP gross margin percentage, non-GAAP profit-before-taxes percentage; and
- annual revenue growth.

If the milestones are not achieved, the shares are forfeited and cannot be earned in future periods.

We estimated the fair value of the shares with the market-condition milestone using a Monte Carlo valuation model with the following weighted-average assumptions:

	Year Ended		
	2011	2010	2009
Volatility of common stock	35.7%	39.8%	43.5%-69.6%
Volatility of the SOXX	25.2%	30.3%	40.4%-57.4%
Correlation coefficient	0.77	0.77	0.71-0.69
Risk-free interest rate	0.2%	0.3%	0.2%-0.3%

The fair value of the shares with the performance-related milestones was equivalent to the grant-date fair value of our common stock. In addition, we granted other performance-based and service-based restricted stock units whose fair value is typically equivalent to the grant-date fair value of our common stock.

ESPP:

During fiscal 2011, 2010 and 2009, we issued 1.8 million, 2.6 million and 5.2 million shares under our ESPP with weighted-average price of $9.11, $5.59 and $12.79 per share, respectively. The 5.2 million shares issued under our ESPP in fiscal 2009 included 1.8 million shares relating to the December 31, 2008 purchase date which shares were delivered in 2009.

NOTE 8. BALANCE SHEET COMPONENTS

Accounts Receivable, Net

	As of	
	January 1, 2012	January 2, 2011
	(In thousands)	
Accounts receivable, gross	$ 107,433	$ 121,876
Allowances for doubtful accounts receivable and sales returns	(3,909)	(4,150)
Accounts receivable, net	$ 103,524	$ 117,726

Inventories

	As of	
	January 1, 2012	January 2, 2011
	(In thousands)	
Raw materials	$ 4,474	$ 7,350
Work-in-process	63,552	72,072
Finished goods	24,278	22,341
Total inventories	$ 92,304	$ 101,763

Other Current Assets

	As of	
	January 1, 2012	January 2, 2011
	(In thousands)	
Prepaid expenses	$ 24,664	$ 24,004
Assets held for sale (see Note 6)	6,913	6,913
Prepaid to Grace–current portion	2,164	—
Other current assets	9,751	10,991
Total other current assets	$ 43,492	$ 41,908

Property, Plant and Equipment, Net

	As of	
	January 1, 2012	January 2, 2011
	(In thousands)	
Land	$ 17,655	$ 26,610
Equipment	1,013,517	965,236
Buildings, building and leasehold improvements	201,793	204,376
Furniture and fixtures	9,334	10,662
Total property, plant and equipment, gross	1,242,299	1,206,884
Less: accumulated depreciation and amortization	(957,320)	(946,762)
Total property, plant and equipment, net	$ 284,979	$ 260,122

Other Long-term Assets

	As of	
	January 1, 2012	January 2, 2011
	(In thousands)	
Employee deferred compensation plan (see Note 15)	$ 32,976	$ 30,458
Investments:		
Debt securities (see Note 4)	19,004	23,708
Equity securities (see Note 4)	6,213	2,804
Prepaid to Grace–long-term portion	5,957	2,460
Other assets	14,849	13,256
Total other assets	$ 78,999	$ 72,686

Pre-payment to Grace

In fiscal 2010 and 2011, we made certain pre-payments to Grace Semiconductor Manufacturing Corporations ("Grace"), a strategic foundry partner, to secure a certain supply of wafers. The pre-payments made in fiscal 2011 are expected to be applied to purchases of wafers from Grace over a period of two years commencing from February 23, 2011. At January 2, 2012, the unapplied pre-payment balance was $8.1 million, of which approximately $2.2 million and approximately $5.9 million was recorded as part of "Other current assets" and "Other long-term assets" in the 2011 Consolidated Balance Sheet, respectively.

Other Current Liabilities

	As of	
	January 1, 2012	January 2, 2011
	(In thousands)	
Employee deferred compensation plan (see Note 15)	$ 32,485	$ 29,974
Restructuring accrual (see Note 9)	4,061	3,559
Capital lease–current portion	2,257	—
Equipment loan–current portion (see Note 13)	2,725	—
Other current liabilities	21,402	32,259
Total other current liabilities	$ 62,930	$ 65,792

Deferred Income Taxes and Other Tax Liabilities

	As of	
	January 1, 2012	January 2, 2011
	(In thousands)	
Deferred income taxes	$ 165	$ (1,135)
Non-current tax liabilities	38,445	54,965
Total deferred income taxes and other tax liabilities	$ 38,610	$ 53,830

Other Long-Term Liabilities

	As of	
	January 1, 2012	January 2, 2011
	(In thousands)	
Capital lease–long term portion	$ 12,982	$ —
Equipment loan–long term portion (see Note 13)	11,413	—
Advances received from the sale of ARS (see Note 4)	16,390	—
Other long term liabilities	6,393	3,789
	$ 47,178	$ 3,789

NOTE 9. RESTRUCTURING

We recorded restructuring charges of $6.3 million, $3.0 million and $15.2 million during fiscal 2011, 2010 and 2009, respectively. The determination of when we accrue for severance and benefits costs depends on whether the termination benefits are provided under a one-time benefit arrangement or under an on-going benefit arrangement. As of January 1, 2012 and January 2, 2011, outstanding restructuring liability amounted to approximately $4.1 million and $3.6 million, respectively.

The following table summarizes the restructuring charges recorded in the Consolidated Statements of Operations:

	Year Ended		
	January 1, 2012	January 2, 2011	January 3, 2010
		(In thousands)	
Fiscal 2011 Restructuring Plan	$ 5,043	$ —	$ —
Fiscal 2010 Restructuring Plan	1,524	2,243	—
Fiscal 2008/9 Restructuring Plan	(424)	995	15,028
Fiscal 2007 Restructuring Plan	193	(263)	214
Total restructuring charges	$ 6,336	$ 2,975	$ 15,242

Fiscal 2011 Restructuring Plan

In fiscal 2011, we initiated a restructuring plan which allows us to continue to allocate and align our resources to the business units that we expect will drive future development and revenue growth ("Fiscal 2011 Restructuring Plan"). Restructuring activities related to personnel costs, which are primarily in the U.S., are summarized as follows:

(In thousands)	
Initial provision	$ 5,043
Cash payments	(2,925)
Non-cash charges	(163)
Balance as of January 1, 2012	$ 1,955

Restructuring liability under the Fiscal 2011 Restructuring Plan related primarily to personnel costs which are expected to be paid out within the next twelve months.

Fiscal 2010 Restructuring Plan

During the third quarter of fiscal 2010, we implemented a restructuring plan to exit certain of our back-end manufacturing operations located in the Philippines ("Fiscal 2010 Restructuring Plan"). These actions were intended to reduce the cost of our back-end manufacturing by selling our labor intensive assembly operations to a lower cost third-party subcontractor in China and by the continued shifting of these operations to our fully automated back-end processes.

To date, we recorded total restructuring charges of $3.7 million under the Fiscal 2010 Restructuring Plan, which was all related to personnel costs. As of January 1, 2012, the outstanding restructuring liability under the Fiscal 2010 Restructuring Plan was $1.9 million and was primarily related to severance and benefits of our employees. We expect to substantially complete the activities and fully pay out the remaining restructuring liability under this program within the next twelve months.

The restructuring activities related to personnel costs are summarized as follows:

(In thousands)	
Initial provision	$ 2,243
Cash payments	(37)
Balance as of January 2, 2011	2,206
Provision	1,524
Cash payments	(1,845)
Balance as of January 1, 2012	$ 1,885

Fiscal 2008/9 Restructuring Plan

In fiscal 2008, we initiated a restructuring plan as part of a companywide cost saving initiative, which continued into 2010, that was aimed to reduce operating costs in response to the economic downturn ("Fiscal 2008/9 Restructuring Plan"). In the third quarter of fiscal 2011, we completed the remaining actions we had for this plan and the remaining balance of approximately $1.1 million as of the January 2, 2011 was fully settled during the third quarter of fiscal 2011. From initial provision through the third quarter of fiscal 2011, we recorded a total of $27.4 million under the Fiscal 2008/9 Restructuring Plan, of which $23.8 million was related to personnel costs and $3.6 million was related to other exit costs.

NOTE 10. FOREIGN CURRENCY DERIVATIVES

We operate and sell products in various global markets and purchase capital equipment using the U.S. dollar and foreign currencies. As a result, we are exposed to risks associated with changes in foreign currency exchange rates. We may use various hedge instruments from time to time to manage the exposures associated with purchases of foreign sourced equipment, net asset or liability positions of our subsidiaries and forecasted revenues and expenses. We do not enter into foreign currency derivative financial instruments for speculative or trading purposes. The counterparties to these hedging transactions are creditworthy multinational banks and the risk of counterparty nonperformance associated with these contracts is not considered to be material as of January 1, 2012. We estimate the fair value of our forward contracts based on spot and forward rates from published sources.

We record hedges of certain foreign currency denominated monetary assets and liabilities at fair value at the end of each reporting period with the related gains or losses recorded in "Interest and other income, net" in the Consolidated Statements of Operations. The gains or losses on these contracts are substantially offset by transaction gains or losses on the underlying balances being hedged. There were no outstanding forward contract hedges as of January 1, 2012 and the aggregate notional value of outstanding forward contracts to hedge the risks associated with foreign currency denominated assets and liabilities as of January 2, 2011 was immaterial.

NOTE 11. ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss were as follows:

	As of	
	January 1, 2012	January 2, 2011
	(In thousands)	
Accumulated net unrealized losses on available-for-sale investments	$(1,551)	$(2,698)
Other	(389)	(505)
Total accumulated other comprehensive loss	$(1,940)	$(3,203)

NOTE 12. INTEREST AND OTHER INCOME, NET

The following table summarizes the components of interest and other income, net, recorded in the Consolidated Statements of Operations:

	Year Ended		
	January 1, 2012	January 2, 2011	January 3, 2010
		(In thousands)	
Interest income	$ 1,466	$ 2,515	$ 2,101
Changes in fair value of investments under the deferred compensation plan (see Note 15)	(862)	2,653	5,150
Impairment of investments (see Note 4)	(800)	—	(2,549)
Foreign currency exchange gains (losses), net	212	(2,452)	(22)
Gain on sale of equity investments (see Note 4)	—	3,628	—
Other	1,843	(42)	(941)
Total interest and other income, net	$ 1,859	$ 6,302	$ 3,739

NOTE 13. DEBT AND EQUITY TRANSACTIONS

Equipment Loans

In December 2011, we obtained equipment loans from a certain financial institution for an aggregate amount of approximately $14.1 million. These loans are collateralized by certain of our manufacturing equipment and bear interest of 3.15% to 3.18% per annum and are payable in 60 equal installments with the first installments due in January 2012. The related master loan agreement includes a variety of standard covenants including restrictions on merger with another company without consent (which shall not be unreasonably withheld), liquidation or dissolution, and distribution, lease or transfer of our ownership interest in these properties or assets. Of the $14.1 million outstanding balance as of January 1, 2012, approximately $2.7 million was recorded as part of "Other current liabilities" and $11.4 million was recorded as part of "Other long-term liabilities" in the 2011 Consolidated Balance Sheet. At January 1, 2012, the fair value of the equipment loans approximated the carrying value. The fair value was estimated using discounted cash flow analysis using relevant factors that might affect the fair value, such as present value factors and risk-free interest rates based on the U.S. Treasury yield curve.

The schedule of principal payments under our equipment loans is as follows:

Fiscal Year	(In thousands)
2012	$ 2,652
2013	2,737
2014	2,825
2015	2,915
2016	3,009
Total	$14,138

Line of Credit

In March 2011, we amended our revolving line of credit with Silicon Valley Bank to extend the maturity of the credit facility to February 28, 2012 and to reduce, at our request, the commitment amount from $25.0 million to $15.0 million. Loans made under the line of credit bear interest based upon the Wall Street Journal Prime Rate or LIBOR plus 2.5%. The line of credit agreement includes a variety of standard covenants including restrictions on the incurrence of indebtedness, incurrence of loans, the payment of dividends or distribution on our capital stock, and transfers of assets and financial covenants with respect to an adjusted quick ratio and tangible net worth. As of January 2, 2012, we were in compliance with all of the financial covenants under the line of credit. Our obligations under the line of credit are guaranteed and collateralized by the common stock of certain of our business entities. We intend to use the line of credit on an as-needed basis to fund working capital and capital expenditures. To date, there have been no borrowings under the line of credit.

Stock Buyback Programs:

$400 Million Program Authorized in Fiscal 2011

On September 20, 2011, our Board authorized a new $400.0 million stock buyback program. The program allows us to purchase our common stock or enter into equity derivative transactions related to our common stock. The timing and actual amount expended with the new authorized funds will depend on a variety of factors including the market price of our common stock, regulatory, legal, and contractual requirements, and other market factors. The program does not obligate us to repurchase any particular amount of common stock and may be modified or suspended at any time at the discretion of our board of directors. As of January 1, 2012, we used $79.8 million to repurchase 5.1 million shares at an average share price of $15.77. As of January 1, 2012, $320.2 million remained available for future repurchases under the program.

$600 Million Program Authorized in Fiscal 2010

The $600.0 million stock buyback program approved and authorized by our Board in October 2010 was completed in the third quarter of fiscal 2011. We repurchased a total of 32.6 million shares at an average share price of $18.38 under this program (30.9 million shares at an average share price of $18.46 were repurchased in fiscal 2011 and 1.7 million shares at an average share price of $17.07 were purchased in fiscal 2010). Of the 30.9 million shares repurchased in fiscal 2011, 9.5 million shares were repurchased through our yield enhancement program.

$600 Million Program Authorized in Fiscal 2008

In fiscal 2008, our Board approved up to a total of $600.0 million that may be used for stock purchases under the stock repurchase program. During fiscal 2008, we used $375.6 million in cash to repurchase a total of approximately 37.1 million shares at an average share price of $10.13. During fiscal 2009, we used $46.3 million to repurchase approximately 5.8 million shares at an average share price of $8.00. In light of certain tax constraints placed on us in connection with the Spin-off, we had no intentions of repurchasing additional stock under this program. Accordingly, on October 28, 2009, the Audit Committee of the Board voted to rescind the remaining $178.1 million available under the program for additional repurchases.

Yield Enhancement Program:

In fiscal 2009, the Audit Committee approved a yield enhancement strategy intended to improve the yield on our available cash. As part of this program, the Audit Committee authorized us to enter into short-term yield enhanced structured agreements, typically with maturities of 90 days or less, correlated to our stock price. Under the agreements we entered into to date, we pay a fixed sum of cash upon execution of an agreement in exchange for the financial institution's obligations to pay either a pre-determined amount of cash or shares of our common stock depending on the closing market price of our common stock on the expiration date of the agreement. Upon expiration of each agreement, if the closing market price of our common stock is above the pre-determined price, we will have our cash investment returned plus a yield substantially above the yield currently available for short-term cash investments. If the closing market price is at or below the pre-determined price, we will receive the number of shares specified at the agreement's inception. As the outcome of these arrangements is based entirely on our stock price and does not require us to deliver either shares or cash, other than the original investment, the entire transaction is recorded in equity.

We enter into a yield enhanced structured agreement based upon a comparison of the yields available in the financial markets for similar maturities against the expected yield to be realized per the structured agreement and the related risks associated with this type of arrangement. We believe the risk associated with these types of agreements is no different than alternative investments available to us with equivalent counterparty credit ratings. All counterparties to a yield enhancement program have a credit rating of at least Aa2 or A as rated by major independent rating agencies. For all such agreements that matured to date, the yields of the structured agreements were far superior to the yields available in the financial markets primarily due to the volatility of our stock price and the pre-payment aspect of the agreements. The counterparty is willing to pay a premium over the yields available in the financial markets due to the structure of the agreement.

The following table summarizes the activity of our settled yield enhanced structured agreements during fiscal 2011, 2010 and 2009:

Periods	Aggregate Price Paid	Total Cash Proceeds Received Upon Maturity	Yield Realized	Total Number of Shares Received Upon Maturity	Average Price Paid per Share
	(In thousands, except per-share amounts)				
Fiscal 2011:					
Settled through cash proceeds **(1)**	$ 137,798	$ 143,798	$ 6,000	—	$ —
Settled through issuance of common stock **(2)**	180,636	—	—	9,500	$ 19.01
Total for fiscal 2011	$ 318,434	$ 143,798	$ 6,000	9,500	$ 19.01
Fiscal 2010:					
Settled through cash proceeds	207,882	$ 217,489	$ 9,607	—	$ —
Settled through issuance of common stock	114,917	—	—	10,000	$ 11.49
Total for fiscal 2010	$ 322,799	$ 217,489	$ 9,607	10,000	$ 11.49
Fiscal 2009:					
Settled through cash proceeds	$ 68,017	$ 69,065	$ 1,048	—	$ —
Total for fiscal 2009	$ 68,017	$ 69,065	$ 1,048	—	$ —

(1) This includes a YEP agreement entered into in fiscal 2010 for an aggregate price of approximately $43.9 million which remained unsettled as of the end of fiscal 2010. Such agreement was subsequently settled in the first quarter of fiscal 2011 for approximately $47.0 million.

(2) Included as part of the $600 million stock buyback program authorized in fiscal 2010.

Dividends

We initiated our first ever dividend program in the second quarter of fiscal 2011 and our Board declared cash dividends of $0.09 per share payable in the third and fourth quarters of fiscal 2011. Total cash dividends paid in fiscal 2011 were approximately $29.0 million. On December 8, 2011, our Board declared a cash dividend of $0.09 per share payable to holders of record of our common stock at the close of business day on January 5, 2012. This cash dividend was paid on January 19, 2012 and totaled approximately $13.8 million. No cash dividends were declared and paid in fiscal 2010 and 2009.

NOTE 14. NET INCOME (LOSS) PER SHARE

Basic net income (loss) per share is computed using the weighted-average common shares outstanding. Diluted net income per share is computed using the weighted-average common shares outstanding and any dilutive potential common shares. Diluted net loss per common share is computed using the weighted-average common shares outstanding and excludes all dilutive potential common shares when we are in a net loss position their inclusion would be anti-dilutive. Our dilutive securities primarily include stock options, restricted stock units, restricted stock awards, convertible debt and warrants.

The following table sets forth the computation of basic and diluted net income (loss) per share:

	Year Ended		
	January 1, 2012	January 2, 2011	January 3, 2010
	(In thousands, except per-share amounts)		
Net Income (Loss) per Share—Basic:			
Net income (loss) attributable to Cypress for basic computation	$ 167,839	$ 75,742	$ (150,424)
Weighted-average common shares for basic computation	164,495	161,114	145,611
Net income (loss) per share—basic	$ 1.02	$ 0.47	$ (1.03)
Net Income (Loss) per Share—Diluted:			
Net income (loss) attributable to Cypress for diluted computation	$ 167,839	$ 75,742	$ (150,424)
Weighted-average common shares for basic computation	164,495	161,114	145,611
Effect of dilutive securities:			
Stock options, restricted stock units, restricted stock awards and other	22,400	30,263	—
Weighted-average common shares for diluted computation	186,895	191,377	145,611
Net income (loss) per share—diluted	$ 0.90	$ 0.40	$ (1.03)

Anti-Dilutive Securities:

The following securities were excluded from the computation of diluted net income (loss) per share as their impact was anti-dilutive:

	Year Ended		
	January 1, 2012	January 2, 2011	January 3, 2010
	(In thousands)		
Stock options, restricted stock units and restricted stock awards	1,814	1,421	83,689
1.00% Notes	—	—	841
Warrants	—	—	948

Convertible Debt and Warrants:

The 1.00% Notes were convertible debt which required us to settle the principal value of the debt in cash and any conversion premiums in either cash or stock, at our election. In connection with the issuance of the 1.00% Notes, we entered into a convertible note hedge transaction. In addition, we entered into a warrant transaction in which we sold to the option counterparties warrants to acquire the same number of shares of our common stock underlying the 1.00% Notes. We applied the treasury stock method in determining the dilutive impact of both the 1.00% Notes and the warrants. In accordance with the relevant guidance, the convertible note hedge was excluded from the diluted earnings per share computation as it was anti-dilutive.

NOTE 15. EMPLOYEE BENEFIT PLANS

Key Employee Bonus Plan ("KEBP")

We have a key employee bonus plan, which provides for incentive payments to certain key employees including all executive officers except the Chief Executive Officer. Payments under the plan are determined based upon certain performance measures, including actual PBT% or our actual earnings per share, depending on the year, compared to a target as well as achievement of strategic, operational and financial goals established for each key employee. We recorded total charges of $9.5 million under the plan in fiscal 2011, $12.8 million in fiscal 2010 and $7.3 million in fiscal 2009.

Performance Profit Sharing Plan ("PPSP")

We have a performance profit sharing plan, which provides incentive payments to all our employees. Payments under the plan are determined based upon our earnings per share and the employees' percentage of success in achieving certain performance goals. We recorded total charges of $3.7 million under the plan in fiscal 2011, $5.0 million in fiscal 2010 and $4.9 million in fiscal 2009.

Performance Bonus Plan

We have a performance bonus plan which provides for incentive payments to executive officers and key employees who are recommended by our senior management and approved solely at the discretion of the Committee of the Board. Payments under the plan are determined based upon the attainment and certification of certain objective performance criteria established by the Committee. The sole participant in the performance bonus plan for fiscal 2011, 2010 and 2009 was our Chief Executive Officer. Under the plan, we recorded total charges of $0.8 million, $1.1 million and $0.6 million in fiscal 2011, 2010 and 2009, respectively.

Deferred Compensation Plan

We have a deferred compensation plan, which provides certain key employees, including our executive management, with the ability to defer the receipt of compensation in order to accumulate funds for retirement on a tax-free basis. We did not make contributions to the deferred compensation plan or guarantee returns on the investments. Participant deferrals and investment gains and losses remain our assets and are subject to claims of general creditors.

Under the deferred compensation plan the assets are recorded at fair value in each reporting period with the offset being recorded in "Other income (expense), net." The liabilities are recorded at fair value in each reporting period with the offset being recorded as an operating expense or income. As of January 1, 2012 and January 2, 2011, the fair value of the assets was $33.0 million and $30.5 million, respectively, and the fair value of the liabilities was $32.5 million and $30.0 million, respectively.

All expense and income recorded under the deferred compensation plan were included in the following line items in the Consolidated Statements of Operations:

	Year Ended		
	January 1, 2012	January 2, 2011	January 3, 2010
		(In thousands)	
Changes in fair value of assets recorded in:			
Interest and other income, net	$ (862)	$ 2,653	$ 5,150
Changes in fair value of liabilities recorded in:			
Cost of revenues	111	(370)	(516)
Research and development expenses	114	(959)	(1,454)
Selling, general and administrative expenses	460	(1,726)	(3,168)
Total income (expense), net	$ (177)	$ (402)	$ 12

401(k) Plan

We sponsor a 401(k) plan which provides participating employees with an opportunity to accumulate funds for retirement. We do not make contributions to the 401(k) plan.

Pension Plans

We sponsor defined benefit pension plans covering employees in certain of our international locations. We do not have pension plans for our United States-based employees. Pension plan benefits are based primarily on participants' compensation and years of service credited as specified under the terms of each country's plan. The funding policy is consistent with the local requirements of each country.

As of January 1, 2012 and January 2, 2011, projected benefit obligations totaled $5.6 million and $8.7 million, respectively, and the fair value of plan assets was $2.8 million and $4.2 million, respectively.

NOTE 16. INCOME TAXES

The geographic distribution of income (loss) before income taxes and the components of income tax benefit (provision) are summarized below:

	Year Ended		
	January 1, 2012	January 2, 2011	January 3, 2010
		(In thousands)	
United States income (loss)	$ (3,546)	$ (86,630)	$ (183,804)
Foreign income	159,124	180,796	38,288
Income (loss) before income taxes	155,578	94,166	(145,516)
Income tax benefit (provision):			
Current tax benefit (expense):			
Federal	15,641	(6,621)	(1,986)
State	336	30	(250)
Foreign	(4,111)	(5,245)	(3,618)
Total current tax benefit (expense)	11,866	(11,836)	(5,854)
Deferred tax expense:			
Foreign	(487)	(7,454)	—
Total deferred tax expense	(487)	(7,454)	—
Income tax benefit (provision)	$ 11,379	$ (19,290)	$ (5,854)

Income tax benefit (provision) differs from the amounts obtained by applying the statutory United States federal income tax rate to income (loss) before taxes as shown below:

	Year Ended		
	January 1, 2012	January 2, 2011	January 3, 2010
	(In thousands)		
Benefit (provision) at U.S. statutory rate of 35%	$ (54,452)	$ (32,958)	$ 50,930
Foreign income at other than U.S. rates	43,647	43,408	5,967
Future benefits not recognized	(34,124)	(30,167)	(61,474)
Recognition of prior-year benefits	29,186	—	—
Reversal of previously accrued taxes	22,395	1,050	506
Effect of stock-based compensation	3,907	—	—
Refundable tax credits	1,049	437	676
State income taxes, net of federal benefit	336	30	(250)
Non-deductible executive compensation	—	—	(1,181)
SunPower tax sharing agreement	—	—	(1,154)
Other, net	(565)	(1,090)	126
Income tax benefit (provision)	$ 11,379	$ (19,290)	$ (5,854)

The components of deferred tax assets and liabilities were as follows:

	As of	
	January 1, 2012	January 2, 2011
	(In thousands)	
Deferred tax assets:		
Credits and net operating loss carryovers	$ 234,968	$ 207,503
Reserves and accruals	55,600	73,494
Excess of book over tax depreciation	32,073	25,192
Deferred income	6,880	18,413
Total deferred tax assets	329,521	324,602
Less valuation allowance	(327,503)	(320,844)
Deferred tax assets, net	2,018	3,758
Deferred tax liabilities:		
Intangible assets arising from acquisitions	(2,018)	(3,071)
Total deferred tax liabilities	(2,018)	(3,071)
Net deferred tax assets	$ —	$ 687

As of January 1, 2012, of the total deferred tax assets of $329.5 million, a valuation allowance of $327.5 million has been recorded for the portion which is not more likely than not to be realized. This is based on a jurisdictional assessment. As of January 2, 2011, of the total deferred tax assets of $324.6 million, a valuation allowance of $320.8 million was recorded for the portion which was not more likely than not to be realized based on a jurisdictional assessment.

At January 1, 2012, we had U.S. federal net operating loss carryovers of approximately $734.7 million, which, if not utilized, will expire from 2013 through 2032. Of the $734.7 million, $21.1 million relates to acquisitions and are subject to Section 382 limitation. When recognized, the tax benefit related to $593.0 million will be accounted for as a credit to additional paid-in capital rather than a reduction of the income tax provision. We had state net operating loss carryovers of approximately $223.4 million which, if not utilized, will expire from 2012 through 2022. A portion of these net operating loss carryovers relate to recent acquisitions and are subject to certain limitations. We had U.S. federal tax credit carryforwards of approximately $117.8 million, which, if not utilized, will expire from 2019 through 2032, and state tax credit carryforwards of approximately $83.3 million, which currently do not have any expiration date. In addition, utilization of the net operating losses and tax credit carryovers may be limited if certain ownership changes occur subsequent to January 1, 2012.

We received tax deductions from the gains realized by employees on the exercise of certain non-qualified stock options for which the benefit is recognized as a component of stockholders' equity. Historically, we have evaluated the deferred tax assets relating to these stock option deductions along with its other deferred tax assets and concluded that a valuation allowance is not required for that portion of the total deferred tax assets that are considered more likely than not to be realized in future periods. To the extent that the deferred tax assets with a valuation allowance become realizable in future periods, we will have the ability, subject to carryforward limitations, to benefit from these amounts. When realized, the tax benefits of tax deductions related to stock options are accounted for as an increase to additional paid-in capital rather than a reduction of the income tax provision.

United States income taxes and foreign withholding taxes have not been provided on a cumulative total of $207.5 million and $335.8 million of undistributed earnings for certain non-United States subsidiaries as of January 1, 2012 and January 2, 2011, respectively, because such earnings are intended to be indefinitely reinvested in the operations and potential acquisitions of our international operations. Upon distribution of those earnings in the form of dividends or otherwise, we would be subject to U.S. income taxes (subject to an adjustment for foreign tax credits). It is not practicable to determine the income tax liability that might be incurred if these earnings were to be distributed.

Our global operations involve manufacturing, research and development, and selling activities. Our operations outside the U.S. are in certain countries that impose a statutory tax rate both higher and lower than the U.S. We are subject to tax holidays in the Philippines where we manufacture and design certain of our products. These tax holidays are scheduled to expire at varying times within the next one and four years. Our tax benefit of these tax holidays for the year ended January 1, 2012 was $0.5 million which had an insignificant impact on earnings per share. Overall, we expect our foreign earnings to be taxed at rates lower than the statutory tax rate in the U.S.

Unrecognized Tax Benefits

The following table is a reconciliation of unrecognized tax benefits:

(In thousands)		
Unrecognized tax benefits, as of December 28, 2008		22,045
Increase based on tax positions related to current year		17,775
Decrease related to settlements with taxing authorities		(506)
Unrecognized tax benefits, as of January 3, 2010		39,314
Increase based on tax positions related to current year		5,311
Increase based on tax positions related to prior years		3,059
Decrease related to lapsing of statutes of limitations		(861)
Unrecognized tax benefits, as of January 2, 2011	$	46,823
Decrease related to settlements with taxing authorities		(14,830)
Increase based on tax positions related to current year		6,794
Decrease based on tax positions related to prior years		(1,238)
Decrease related to lapsing of statutes of limitations		(7,732)
Unrecognized tax benefits, as of January 1, 2012	$	29,817

As of January 1, 2012, January 2, 2011 and January 3, 2010, the amounts of unrecognized tax benefits that, if recognized, would affect our effective tax rate totaled $27.5 million, $43.6 million and $37.2 million, respectively.

Management believes events that could occur in the next 12 months and cause a material change in unrecognized tax benefits include, but are not limited to, the following:

- completion of examinations by the U.S. or foreign taxing authorities; and
- expiration of statue of limitations on our tax returns.

The calculation of unrecognized tax benefits involves dealing with uncertainties in the application of complex global tax regulations. Management regularly assesses our tax positions in light of legislative, bilateral tax treaty, regulatory and judicial developments in the countries in which we do business. We believe it is possible that we may recognize approximately $2.5 million to $3.5 million of our existing unrecognized tax benefits within the next twelve months as a result of the lapse of statutes of limitations and the resolution of agreements with domestic and various foreign tax authorities.

Classification of Interest and Penalties

Our policy is to classify interest expense and penalties, if any, as components of income tax provision in the Consolidated Statements of Operations. As of January 1, 2012, January 2, 2011 and January 3, 2010, the amount of accrued interest and penalties totaled $9.8 million, $10.1 million and $6.4 million, respectively. We recorded interest and penalties, net of approximately $(0.3) million, 3.7 million and $2.1 million during fiscal 2011, 2010 and 2009, respectively.

Tax Examinations

The following table summarizes our major tax jurisdictions and the tax years that remain subject to examination by such jurisdictions as of January 1, 2012:

Tax Jurisdictions	Tax Years
United States	2009 and onward
Philippines	2008 and onward
India	2007 and onward
California	2007 and onward

The IRS has completed its examination of fiscal years 2006-2008. The examination resulted in no material adjustments to our tax liabilities. In addition, non-U.S. tax authorities have completed their income tax examinations of our subsidiary in India for fiscal years 2002-2006 and our subsidiary in the Philippines for 2007. The proposed adjustments in India have been appealed, and we believe the ultimate outcome of these appeals will not result in a material adjustment to our tax liability. The Philippines examination for 2007 resulted in no material adjustments to our tax liabilities. Income tax examinations of our Philippine subsidiary for the 2008 -2010 fiscal years and our India subsidiary for the 2007-2008 fiscal years are in progress. We believe the ultimate outcome of these examinations will not result in a material adjustment to our tax liability.

NOTE 17. COMMITMENTS AND CONTINGENCIES

Product Warranties

We generally warrant our products against defects in materials and workmanship for a period of one year and that product warranty is generally limited to a refund of the original purchase price of the product or a replacement part. We estimate our warranty costs based on historical warranty claim experience. Warranty returns are recorded as an allowance for sales returns. The allowance for sales returns is reviewed quarterly to verify that it properly reflects the remaining obligations based on the anticipated returns over the balance of the obligation period.

The following table presents our warranty reserve activities:

	Year Ended		
	January 1, 2012	January 2, 2011	January 3, 2010
		(In thousands)	
Beginning balance	$ 3,347	$ 3,151	$ 3,341
Provisions	2,000	5,541	8,825
Settlements made	(2,262)	(5,345)	(9,015)
Ending balance	$ 3,085	$ 3,347	$ 3,151

Capital Lease

On July 19, 2011, we entered into a capital lease agreement which allows us to borrow up to $35.0 million to finance the acquisition of certain manufacturing equipment. We have the option of purchasing the tools from the lessor at specified intervals during the lease term. The master lease contains standard covenants requiring us to insure and maintain the equipment in accordance with the manufacturers' recommendations and comply with other customary terms to protect the leased assets. In addition, the master lease agreement contains provisions in the event of default. Assets purchased under the capital lease are included in "Property, plant and equipment, net" as manufacturing equipment and the amortization is included in depreciation. As of January 1, 2012, the gross value and net book value of manufacturing equipment purchased under capital lease was approximately $17.5 million and $16.7 million, respectively. As of January 1, 2012, the total minimum lease payments under our capital leases amounted to approximately $16.4 million.

Future minimum payments, by year and in the aggregate, under the capitalized lease consist of the following:

Fiscal Year	(In thousands)
2012	$ 2,554
2013	2,554
2014	2,554
2015	2,554
2016	2,554
2017 and Thereafter	3,659
Total minimum lease payments	16,429
Less: amount representing interest	1,153
Present value of net minimum lease payments	$ 15,276

Charitable Donation of Building

On April 1, 2011, we sold a building to a charitable organization for $4.0 million in exchange for a promissory note. The promissory note will be paid over the next four years in $1.0 million annual payments and is reflected in our fiscal 2011 Consolidated Balance Sheet as "Other current assets" and "Other long-term assets". In addition, we made a $4.0 million unconditional pledge to the same charitable organization to be paid in four $1.0 million installments over the next four years. This amount is reflected in "Other current liabilities" and "Other non-current liabilities" in our fiscal 2011 Consolidated Balance Sheet.

Operating Lease Commitments

We lease certain facilities and equipment under non-cancelable operating lease agreements that expire at various dates through fiscal 2018. Some leases include renewal options, which would permit extensions of the expiration dates at rates approximating fair market rental values.

As of January 1, 2012, future minimum lease payments under non-cancelable operating leases were as follows:

Fiscal Year	(In thousands)
2012	$ 6,975
2013	4,875
2014	4,297
2015	3,590
2016	2,396
2017 and Thereafter	3,369
Total	$25,502

Rental expenses totaled approximately $7.0 million, $7.2 million and $6.6 million in fiscal 2011, 2010 and 2009, respectively.

Litigation and Asserted Claims

On January 21, 2011, Avago Technologies Inc. filed a patent infringement case against us in the U.S. District Court in Delaware. The three patents at issue cover Avago's touch technology, including finger navigation. Avago has made no specific demand for relief in this matter. Accordingly, the possible range of losses is unknown at this time. On July 20, 2011, our request for inter partes re-examination of Avago's U.S. Patent No. 7,189,985 by the U.S. Patent and Trademark Office was accepted. On December 12, 2011, Avago dismissed with prejudice all of its claims against us; we made no payments and made no admission of infringement reconfirming our position that the lawsuit was without merit.

On March 30, 2011, we filed a five patent infringement case against GSI Technology in the U.S. District Court in Minnesota. The five patents at issue cover GSI's static random access memory (SRAM) technology, including GSI's Sigma DDR and SigmaQuad II and III families of memory products. We are seeking damages as well as injunctive relief from the court. On July 23, 2011, the International Trade Commission (ITC) instituted a formal action to enjoin the importation of GSI products that infringe four of our U.S. patents. We have completed discovery in that action and are now preparing for the hearing which is currently scheduled for March 12, 2012. Through discovery, we learned that certain other products of GSI also infringe our asserted patents. As a result, on November 21, 2011, we expanded the scope of the ITC action to include GSI's standard synchronous and ZBT SRAMs as well as a proprietary product made for GSI's largest customer. In July 2011, GSI filed requests for re-examination of our U.S. Patent Nos. 7,142,477 and 6,534,805 with the U.S. Patent and Trademark Office (PTO) as well as a civil complaint with the Federal District Court in Northern California. The civil complaint accuses the QDR Consortium, of which we are a member, of certain anti-competitive activity. We filed a motion to dismiss that case which is pending, and the case is otherwise stayed. Aside from injunctive relief, GSI has made no specific monetary demand in the anti-trust matter. Accordingly, the possible range of monetary loss in the matter, if any, is demanded in the future, is unknown at this time. We believe strongly in the merits of our ITC case and we also believe we have meritorious defenses to the allegations set forth in the GSI civil complaint and we will vigorously defend ourselves in that matter.

On July 26, 2011, Commonwealth Research Group, LLC ("CRG") filed a single patent infringement case naming Cypress and 12 other defendants in the U.S. District Court in Delaware. As a non-practicing entity, CRG does not sell or produce any products or services to the public. The complaint accuses our PSoC5 of infringing CRG's patent for a "system for conserving energy among electrical components." CRG is seeking injunctive as well as unspecified monetary damages. However, given that our PSoC5 is not yet commercially available, there are no commercial sales on which to award damages. We have investigated the claims asserted in the complaint and believe we have meritorious defenses and will vigorously defend ourselves in this matter. CRG has made no specific demand for relief in this matter. As such, the possible range of losses is unknown at this time.

We are currently a party to various other legal proceedings, claims, disputes and litigation arising in the ordinary course of business. Based on our own investigations, we believe the ultimate outcome of our current legal proceedings, individually and in the aggregate, will not have a material adverse effect on our financial position, results of operation or cash flows. However, because of the nature and inherent uncertainties of the litigation, should the outcome of these actions be unfavorable, our business, financial condition, results of operations or cash flows could be materially and adversely affected.

Indemnification Obligations

We are a party to a variety of agreements pursuant to which we may be obligated to indemnify another party to such agreements with respect to certain matters. Typically, these obligations arise in the context of contracts we have entered into, under which we customarily agree to hold the other party harmless against losses arising from a breach of representations and covenants or terms and conditions related to such matters as the sale and/or delivery of our products, title to assets sold, certain intellectual property claims, defective products, specified environmental matters and certain income taxes. In these circumstances, payment by us is customarily conditioned on the other party making a claim pursuant to the procedures specified in the particular contract, which procedures typically allow us to challenge the other party's claims and vigorously defend ourselves and the third party against such claims. Further, our obligations under these agreements may be limited in terms of time, amount or the scope of our responsibility and in some instances, we may have recourse against third parties for certain payments made under these agreements.

It is not possible to predict the maximum potential amount of future payments under these agreements due to the conditional nature of our obligations and the unique facts and circumstances involved in each particular agreement. Historically, payments we have made under these agreements have not had a material effect on our business, financial condition or results of operations. We believe that if we were to incur a loss in any of these matters, such loss would not have a material effect on our business, financial condition, cash flows or results of operations, although there can be no assurance of this.

NOTE 18. SEGMENT, GEOGRAPHICAL AND CUSTOMER INFORMATION

Segment Information

We design, develop, manufacture and market a broad range of programmable system solutions for various markets including consumer, computation, data communications, automotive and industrial. We evaluate our reportable business segments in accordance with the accounting guidance. We operate in the following four reportable business segments:

Reportable Segments	Description
Consumer and Computation Division	A product division focusing on PSoC®, touch-sensing and touchscreen solutions, USB and timing solutions.
Data Communications Division	A product division focusing on West Bridge peripheral controllers for handsets, dual port interconnects for networking applications and legacy switches, cable drivers and equalizers for the professional video market.
Memory Products Division	A product division focusing on static random access memories and nonvolatile memories.
Emerging Technologies and Other	Includes Cypress Envirosystems, AgigA Tech, Inc. and Deca Technologies, Inc. all majority-owned subsidiaries of Cypress, the Optical Navigation Systems ("ONS") business unit, China business unit, foundry-related services, other development stage activities and certain corporate expenses.

The following tables set forth certain information relating to the reportable business segments:

Revenues:

	Year Ended		
	January 1, 2012	January 2, 2011	January 3, 2010
		(In thousands)	
Consumer and Computation Division	$ 511,677	$ 343,226	$ 274,861
Memory Products Division	352,118	405,844	288,246
Data Communications Division	100,008	110,647	96,568
Emerging Technologies and Other	31,401	17,815	8,111
Total revenues	$ 995,204	$ 877,532	$ 667,786

Income (Loss) from Operations before Income Taxes:

	Year Ended		
	January 1, 2012	January 2, 2011	January 3, 2010
		(In thousands)	
Consumer and Computation Division	$ 111,324	$ 43,195	$ (674)
Memory Products Division	123,373	139,036	31,872
Data Communications Division	34,880	38,687	13,314
Emerging Technologies and Other	(29,989)	(25,907)	(24,863)
Unallocated items:			
Stock-based compensation expense	(100,781)	(91,459)	(141,812)
Gain on divestitures	34,291	—	—
Restructuring charges	(6,336)	(2,975)	(15,242)
Charitable donation of building	(4,125)	—	—
Amortization of intangibles and other acquisition-related costs	(2,892)	(3,028)	(3,804)
Impairment of assets	(1,982)	(4,927)	—
Impairment of investments	(800)	—	(2,549)
Interest and non-cash expense for convertible debt	—	—	(1,090)
Other	(1,385)	1,544	(668)
Income (loss) from operations before income taxes	$ 155,578	$ 94,166	$ (145,516)

Depreciation:

	Year Ended		
	January 1, 2012	January 2, 2011	January 3, 2010
		(In thousands)	
Consumer and Computation Division	$ 24,660	$ 18,428	$ 20,912
Memory Products Division	17,144	22,228	21,875
Data Communications Division	5,178	6,140	7,309
Emerging Technologies and Other	1,651	1,063	599
Total depreciation	$ 48,633	$ 47,859	$ 50,695

Geographical Information

The following table presents our total revenues by geographical locations:

	Year Ended		
	January 1, 2012	January 2, 2011	January 3, 2010
		(In thousands)	
United States	$ 122,956	$ 142,239	$ 113,009
Europe	118,695	134,117	79,864
Asia:			
China	348,356	275,157	229,031
South Korea	136,777	36,549	20,998
Rest of the world	268,420	289,470	224,884
Total revenues	$ 995,204	$ 877,532	$ 667,786

Property, plant and equipment, net, by geographic locations were as follows:

	As of	
	January 1, 2012	January 2, 2011
	(In thousands)	
United States	$ 187,438	$ 185,149
Philippines	75,323	62,830
Other	22,218	12,143
Total property, plant and equipment, net	$ 284,979	$ 260,122

We track our assets by physical location. Although management reviews asset information on a corporate level and allocates depreciation expense by segment, our chief operating decision maker does not review asset information on a segment basis.

Customer Information

Outstanding accounts receivable from Arrow Electronics, Inc., Arkian and Avnet, Inc., three of our distributors, accounted for 14.1%, 13.9% and 11.1% of our consolidated accounts receivable as of January 1, 2012, respectively. Outstanding accounts receivable from Avnet, Inc., accounted for 17% of our consolidated accounts receivable as of January 2, 2011.

Revenue generated through Avnet, Inc. and Weikeng Industrial Co. Ltd., two of our distributors, accounted for 12.8% and 11.2%, respectively, of our consolidated revenue for fiscal 2011. Samsung Electronics ("Samsung"), an end customer, purchases our products from certain of our distributors, primarily from Arkian. Shipments made by our distributors to Samsung in fiscal 2011 accounted for 10.0% of our consolidated revenue for fiscal 2011.

Revenue generated through Avnet, Inc. and Arrow Electronics, Inc. accounted for 15% and 10%, respectively, of our consolidated revenue for fiscal 2010. Revenue through Avnet, Inc accounted for 14% of our consolidated revenue for fiscal 2009. We had no end customers accounting for 10% or greater of our consolidated revenue for fiscal 2010 or 2009.

NOTE 19. SUBSEQUENT EVENTS

In February 2012, we entered into Stock Purchase Agreement (the "Agreement") with a company that works in the area of battery storage. Pursuant to the terms of the Agreement, we purchased approximately $6.0 million of preferred stock from the company and have committed to purchase additional preferred stock in a series of subsequent closings subject to certain performance milestones that must be fulfilled within a defined and agreed upon timeline. Our future commitments to purchase additional preferred stock are approximately 0.6 million in fiscal 2012, $60.8 million in fiscal 2013 and $17.8 million in fiscal 2014 subject to certain milestones and the timing of additional capital requests which could vary substantially. While initially we will own less than 10% of the company, if our future commitments are fully funded, we could become a majority shareholder of the company. We expect to record this investment as a non-marketable equity investment for fiscal 2012.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Cypress Semiconductor Corporation:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Cypress Semiconductor Corporation and its subsidiaries (the "Company") at January 1, 2012 and January 2, 2011 and the results of their operations and their cash flows for each of the three years in the period ended January 1, 2012 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 1, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

San Jose, California
February 24, 2012

UNAUDITED QUARTERLY FINANCIAL DATA

Fiscal 2011

	Three Months Ended			
	January 1, 2012	October 2, 2011	July 3, 2011	April 3, 2011
	(In thousands, except per-share amounts)			
Revenues	$ 242,373	$ 264,743	$ 254,978	$ 233,110
Gross margin	$ 129,852	$ 148,954	$ 139,020	$ 128,776
Net income	$ 31,382	$ 39,743	$ 40,642	$ 55,190
Adjust for net loss attributable to noncontrolling interest	279	238	181	184
Net income attributable to Cypress	$ 31,661	$ 39,981	$ 40,823	$ 55,374
Net income per share–basic	$ 0.21	$ 0.24	$ 0.24	$ 0.32
Net income per share–diluted	$ 0.18	$ 0.22	$ 0.21	$ 0.28

Fiscal 2010

	Three Months Ended			
	January 2, 2011	October 3, 2010	July 4, 2010	April 4, 2010
	(In thousands, except per-share amounts)			
Revenues	$ 220,314	$ 231,923	$ 223,024	$ 202,271
Gross margin	$ 123,058	$ 134,682	$ 124,946	$ 106,487
Net income	$ 8,678	$ 34,228	$ 19,459	$ 12,511
Adjust for net loss attributable to noncontrolling interest	375	145	183	163
Net income attributable to Cypress	$ 9,053	$ 34,373	$ 19,642	$ 12,674
Net income per share–basic	$ 0.05	$ 0.22	$ 0.12	$ 0.08
Net income per share–diluted	$ 0.05	$ 0.18	$ 0.10	$ 0.07

Basic and diluted earnings per share are computed independently for each of the quarters presented. Therefore, the sum of quarterly basic and diluted per share information may not equal annual basic and diluted earnings per share.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain "disclosure controls and procedures," as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based on their evaluation as of the end of the period covered by this Annual Report on Form 10-K and subject to the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and can only provide reasonable assurance with respect to financial statement preparation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We assessed the effectiveness of our internal control over financial reporting as of January 2, 2012. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control—Integrated Framework.* Based on our assessment using those criteria, our management (including our Chief Executive Officer and Chief Financial Officer) concluded that our internal control over financial reporting was effective as of January 2, 2012.

Our independent registered public accounting firm, PricewaterhouseCoopers LLP, has issued a report on our internal control over financial reporting. The report on the audit of internal control over financial reporting appears on page 107 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the fourth quarter of fiscal 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

Certain information required by Part III is omitted from this Annual Report on Form 10-K. We will file a definitive proxy statement pursuant to Regulation 14A (the "Proxy Statement") not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, and certain information included therein is incorporated herein by reference.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item will be included under the caption "Directors, Executive Officers and Corporate Governance" in our Proxy Statement for the 2012 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended January 1, 2012 (2012 Proxy Statement) and is incorporated herein by reference. The information required by this item regarding delinquent filers pursuant to Item 405 of Regulation S-K will be included under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the 2012 Proxy Statement and is incorporated herein by reference.

We have adopted a code of ethics that applies to all of our directors, officers and employees. We have made the code of ethics available, free of charge, on our website at *www.cypress.com.* .

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item concerning executive compensation is incorporated by reference from the information set forth in the section titled "Executive Compensation" in our 2012 Proxy Statement and is incorporated herein by reference.

The information required by this item concerning compensation of directors is incorporated by reference from the information set forth in the section titled "Board Structure and Compensation" in our 2012 Proxy Statement and is incorporated herein by reference.

The information required by this item concerning our compensation committee is incorporated by reference from the information set forth in the sections titled "Compensation Committee Interlocks and Insider Participation" and "Report of the Compensation Committee of the Board of Directors" in our in our 2012 Proxy Statement and is incorporated herein by reference.

Quarterly Executive Incentive Payments

On February 23, 2012, Cypress's Compensation Committee of the Board of Directors (the "Compensation Committee") approved the incentive payments to our executive officers for the fourth quarter and annual portion of fiscal 2011 performance incentive plans. These payments were earned in accordance with the terms of our Key Employee Bonus Plan (the "KEBP") and the Performance Bonus Plan (the "PBP").

The payments were determined based upon the financial performance of Cypress and each executive's performance. The performance measures under the KEBP include our non-GAAP profit-before-taxes percentage as well as individual strategic, operational and financial goals established for each executive. The following table sets forth the cash payments to our Named Executive Officers (as determined in our Proxy Statement filed with the Securities and Exchange Commission on April 1, 2011) under the quarterly and annual KEBP and the PBP in the fourth quarter of fiscal 2011:

	KEBP			PBP		
Named Executive Officers	Quarterly	Annual	Total	Quarterly	Annual	Total
T.J. Rodgers, President and Chief Executive Officer	$ —	$ —	$ —	$69,053	$165,306	$234,359
Brad W. Buss, Executive Vice President, Finance & Administration and Chief Financial Officer	$21,224	$46,419	$67,643	—	—	—
Paul Keswick, Executive Vice President, New Product Development	$22,637	$18,203	$40,840	—	—	—
Christopher Seams, Executive Vice President, Sales, Marketing and Operations	$21,453	$49,455	$70,908	—	—	—
Norman Taffe, Executive Vice President, Consumer and Computation Division	$18,436	$36,270	$54,706	—	—	—

Additionally, the Compensation Committee authorized quarterly and annual incentive payments under the KEBP, totaling $397,594, to eight other senior executive officers who are not Named Executives.

Release of 2011 PARS

In 2007, the Compensation Committee (the "Committee") of the Company's Board of Directors granted, under the Company's 1994 Amended Stock Plan, performance-based restricted stock units ("PARS") to certain employees of the Company, including our Named Executive Officers. Our executive officers, including our NEO's, have not received any other standard awards since the PARS grant in 2007, when we granted a five-year tranche of PARS that could be earned from 2007 through 2011, subject to achieving performance metrics. The PARS grant might result in total compensation packages that are higher than targeted market positions if all performance-related milestones were achieved. All earned shares are released following certification by the Committee that the applicable performance milestone has been achieved, net of all federal and state withholding tax requirements. Following final certification by the Committee, if the performance milestone is not achieved in full, the portion of the target shares for that particular performance milestone in the given period is forfeited and returned to the 1994 Amended Stock Plan.

On February 23, 2012, the Committee approved the performance milestone achievements for fiscal 2011. In connection with the Committee's determination of the achievement of fiscal 2011 PARS performance milestones, the following shares, prior to tax payments, were released to our Named Executive Officers:

Named Executive Officer	Target	Earned Based on Original Plan	Additional Shares Earned (1)	Total Shares Released
T.J. Rodgers, President and Chief Executive Officer	659,235	419,290	72,658	491,948
Brad W. Buss, Executive Vice President, Finance and Administration and Chief Financial Officer	412,021	262,055	45,411	307,466
Paul Keswick, Executive Vice President, New Product Development	329,618	209,645	36,329	245,974
Christopher Seams, Executive Vice President, Sales and Marketing	329,618	209,645	36,329	245,974
Norman P. Taffe, Executive Vice President, Consumer and Computation Division	283,265	180,163	31,220	211,383

(1) These shares represent the acceleration of vesting of outstanding awards that otherwise would have been forfeited and for accounting purposes are treated as new awards. The Committee approved the vesting acceleration as a result of the Company's overachievement on its PSoC revenue milestone which well exceeded the target and achieved record revenues in fiscal 2011. As these shares were approved and the vesting acceleration was determined in fiscal 2012, the related compensation cost of these awards as determined pursuant to ASC 718 will be included in our Consolidated Statement of Operations for fiscal 2012.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item regarding security ownership of certain beneficial owners, directors and executive officers is incorporated by reference from the information set forth in the section titled "Security Ownership of Certain Beneficial Owners and Management" in our 2012 Proxy Statement.

The information required by this item regarding our equity compensation plans is incorporated by reference from Item 5 of this Annual Report on Form 10-K.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this item regarding transactions with certain persons is incorporated by reference from the information set forth in the section titled "Certain Relationships and Related Transactions" in our 2012 Proxy Statement.

The information required by this item regarding director independence is incorporated by reference from the information set forth in the section titled "Board Structure and Compensation" in our Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item regarding fees and services is incorporated by reference from the information set forth in the section titled "Proposal Two—Ratification of the Selection of Independent Registered Public Accounting Firm" in our Proxy Statement.

The information required by this item regarding the audit committee's pre-approval policies and procedures is incorporated by reference from the information set forth in the section titled "Report of the Audit Committee of the Board of Directors" in our Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

(a) The following documents are filed as a part of this Annual Report on Form 10-K:

1. Financial Statements:

2. Financial Statement Schedule:

All other schedules are omitted as the required information is inapplicable or the information is presented in the Consolidated Financial Statements or Notes to Consolidated Financial Statements under Item 8.

3. Exhibits:

		Incorporated by References		
Exhibit Number	Exhibit Description	Form	Filing Date/ Period End Date	Filed Herewith
2.1	Agreement and Plan of Reorganization dated as of January 16, 2001 by and among Cypress Semiconductor Corporation, Clock Acquisition Corporation, International Microcircuits, Inc. and with respect to Article VII, U.S. Bank Trust, N.A., as Escrow Agent, and Kurt R. Jaggers, as Securityholder Agent.	10-Q	4/1/2001	
2.2	Agreement and Plan of Reorganization dated as of January 26, 2001 by and among Cypress Semiconductor Corporation, Hilo Acquisition Corporation, HiB and Semiconductors, Inc., certain shareholder parties thereto, and U.S. Bank Trust, National Association, as Escrow Agent.	10-Q	4/1/2001	
2.3	Stock Purchase Agreement dated as of May 29, 2001 by and among Cypress Semiconductor Corporation, ScanLogic Holding Company, ScanLogic Corporation, certain shareholder parties thereto, and with respect to Article VII, U.S. Bank Trust, N.A., as Escrow Agent, and Israel Zilberman, as Securityholder Agent.	10-Q	7/1/2001	
2.4	Agreement and Plan of Reorganization dated as of June 2, 2001 by and among Cypress Semiconductor Corporation, Lion Acquisition Corporation, Lara Networks, Inc., U.S. Bank Trust National Association, as Escrow Agent (with respect to Article VII only), and Kenneth P. Lawler, as Securityholder Agent (with respect to Articles I and VII only).	10-Q	9/30/2001	
2.5	First Amendment to Agreement and Plan of Reorganization dated as of July 3, 2001 by and among Cypress Semiconductor Corporation, Lion Acquisition Corporation, Lara Networks, Inc., U.S. Bank Trust, N.A., as Escrow Agent, and Kenneth P. Lawler, as Securityholder Agent.	10-Q	9/30/2001	
2.6	Agreement and Plan of Reorganization dated as of August 19, 2001 by and among Cypress Semiconductor Corporation, In-System Design, Inc., and with respect to Article VII, U.S. Bank Trust, N.A., as Escrow Agent, and Lynn Watson, as Securityholder Agent.	10-Q	9/30/2001	
2.7	First Amendment to Agreement and Plan of Reorganization dated as of September 10, 2001 by and among Cypress Semiconductor Corporation, Idaho Acquisition Corporation, In-System Design, Inc., U.S. Bank Trust, N.A., as Escrow Agent, and Lynn Watson, as Securityholder Agent.	10-Q	9/30/2001	
2.8	Agreement and Plan of Reorganization dated as of November 17, 2001 by and among Cypress Semiconductor Corporation, Steelers Acquisition Corporation, Silicon Packets, Inc., and with respect to Article VII only, U.S. Bank Trust, N.A., as Escrow Agent, and Robert C. Marshall, as Securityholder Agent.	10-K	12/30/2001	

Exhibit Number	Exhibit Description	Incorporated by References Form	Filing Date/ Period End Date	Filed Herewith
2.9	Stock Purchase Agreement dated as of June 21, 2004 by and among Cypress Semiconductor Corporation, in the name and on behalf of Cypress Semiconductor (Belgium) BVBA in Formation, FillFactory NV, certain stockholders of FillFactory NV and with respect to Article VIII and Article X only, U.S. Bank, National Association, as Escrow Agent, and Luc De Mey and IT-Partners NV, as Stockholder Agents.	8-K	8/13/2004	
2.10	Agreement and Plan of Reorganization dated as of June 30, 2004 by and among Cypress Semiconductor Corporation, SP Acquisition Corporation and SunPower Corporation.	10-K	1/2/2005	
2.11	Agreement and Plan of Merger dated as of February 11, 2005 by and among Cypress Semiconductor Corporation, SMaL Camera Technologies, Inc., Summer Acquisition Corporation, and with respect to Articles VII and IX only, U.S. Bank, National Association, as Escrow Agent, and Allan Thygesen, as Securityholder Agent.	8-K	2/15/2005	
2.12	Agreement and Plan of Merger dated November 7, 2005 by and between Cypress Semiconductor Corporation, CMS Acquisition Corporation and Cypress Microsystems, Inc.	8-K	12/8/2005	
2.13	Agreement for the Purchase and Sale of Assets and Amendment No. 1 dated as of February 15, 2006 by and between Cypress Semiconductor Corporation and NetLogic Microsystems, Inc.	8-K	2/21/2006	
2.14	Asset Purchase Agreement, dated February 27, 2007, by and between Sensata Technologies, Inc. and Cypress Semiconductor Corporation.	8-K	3/20/2007	
2.15	Agreement for the Purchase and Sale of Assets, dated August 29, 2007, by and between NetLogic Microsystems, Inc. and Cypress Semiconductor Corporation.	8-K	9/5/2007	
2.16	Agreement and Plan of Merger, dated as of August 1, 2008, by and among Cypress Semiconductor Corporation, Copper Acquisition Corporation and Simtek Corporation.	8-K	8/1/2008	
3.1	Second Restated Certificate of Incorporation of Cypress Semiconductor Corporation.	10-K	12/31/2000	
3.2	Amended and Restated Bylaws of Cypress Semiconductor Corporation.	8-K	3/31/2006	
3.3	Certificate of Amendment to Amended and Restated Bylaws of Cypress Semiconductor Corporation	8-K	5/29/2009	
3.4	Certificate of Amendment to Amended and Restated Bylaws of Cypress Semiconductor Corporation	8-K	5/18/2010	
4.1	Subordinated Indenture dated as of January 15, 2000 between Cypress Semiconductor Corporation and State Street Bank and Trust Company of California, N.A., as Trustee.	8-K	3/17/2000	
4.2	Supplemental Trust Indenture dated as of June 15, 2000 between Cypress Semiconductor Corporation and State Street Bank and Trust Company of California, N.A., as Trustee.	8-K	7/11/2000	
4.3	Indenture dated as of June 3, 2003 between Cypress Semiconductor Corporation and U.S. Bank National Association, as Trustee.	S-3	6/30/2003	
4.4	Indenture dated as of March 13, 2007 between Cypress Semiconductor Corporation and U.S. Bank National Association, as Trustee.	S-3	5/17/2007	
4.5	Registration Rights Agreement—1.00% Convertible Senior Notes due September 15, 2009.	10-Q	7/1/2007	
10.1	Form of Indemnification Agreement.	S-1	3/4/1987	
10.2	Cypress Semiconductor Corporation Non-Qualified Deferred Compensation Plan I.	S-8	9/6/2002	
10.3	Cypress Semiconductor Corporation Non-Qualified Deferred Compensation Plan II.	S-8	9/6/2002	
10.4	Lease Agreement dated as of June 27, 2003 between Wachovia Development Corporation and Cypress Semiconductor Corporation.	10-Q	6/29/2003	
10.5	Participation Agreement dated as of June 27, 2003 by and among Cypress Semiconductor Corporation, Wachovia Development Corporation and Wachovia Bank, National Association.	10-Q	6/29/2003	
10.6	Call Spread Option Confirmation dated May 29, 2003 among Cypress Semiconductor Corporation, Credit Suisse First Boston International, and Credit Suisse First Boston.	10-Q	6/29/2003	
10.7	Amended and Restated Call Spread Option Confirmation dated as of May 11, 2004 among Cypress Semiconductor Corporation, Credit Suisse First Boston International, and Credit Suisse First Boston.	10-Q	6/27/2004	
10.8	SMaL Camera Technologies, Inc. 2000 Stock Option and Incentive Plan.	S-8	3/8/2005	
10.9	First Amendment to Certain Operative Agreements dated March 28, 2005 between Wachovia Development Corporation and Cypress Semiconductor Corporation.	10-Q	4/3/2005	
10.10	Cypress Semiconductor Corporation 2006 Key Employee Bonus Plan (KEBP) Summary.	10-K	1/1/2006	
10.11	Cypress Semiconductor Corporation Performance Profit Sharing Plan (PPSP) Summary.	10-K	1/1/2006	
10.12	Memorandum of Agreement between GNPower Ltd. Co. and Cypress Manufacturing Ltd.	10-Q	10/1/2006	
10.13	Letter of Agreement between Cypress Semiconductor Corporation and SunPower Corporation.	8-K	11/16/2006	

Exhibit Number	Exhibit Description	Incorporated by References		Filed Herewith
		Form	Filing Date/ Period End Date	
10.14	Letter of Agreement between Cypress Semiconductor Corporation and PowerLight Corporation.	8-K	11/16/2006	
10.15	Amended Letter of Agreement between Cypress Semiconductor Corporation and PowerLight Corporation.	8-K	1/5/2007	
10.16	Guaranty dated December 12, 2006 by and between Grace Semiconductor USA, Inc., CIT Technologies Corporation and Cypress Semiconductor Corporation.	10-K	12/31/2006	
10.17	Guaranty dated February 1, 2007 by and between Grace Semiconductor USA, Inc., CIT Technologies Corporation and Cypress Semiconductor Corporation.	10-K	12/31/2006	
10.18	Guaranty dated March 19, 2007 by and between Grace Semiconductor USA, Inc., CIT Technologies Corporation and Cypress Semiconductor Corporation.	10-Q	4/1/2007	
10.19	Guaranty dated May 15, 2007 by and between Grace Semiconductor USA, Inc., CIT Technologies Corporation and Cypress Semiconductor Corporation.	10-Q	7/1/2007	
10.20	Guaranty dated June 15, 2007 by and between Grace Semiconductor USA, Inc., CIT Technologies Corporation and Cypress Semiconductor Corporation.	10-Q	7/1/2007	
10.21	Guaranty dated December 15, 2007 by and between Grace Semiconductor USA, Inc., CIT Technologies Corporation and Cypress Semiconductor Corporation.	10-K	12/30/2007	
10.22	Guaranty, dated March 24, 2008, by and between Grace Semiconductor USA, Inc., CIT Technologies Corporation and Cypress Semiconductor Corporation.	10-Q	3/30/2008	
10.23	Form of Transaction Support Agreement by and among Cypress Semiconductor Corporation, Copper Acquisition Corporation and the individuals listed on the signatures pages thereto, dated as of August 1, 2008.	8-K	8/1/2008	
10.24	Amendment No. 1 to Tax Sharing Agreement, dated as of August 12, 2008, by and between Cypress Semiconductor Corporation and SunPower Corporation.	8-K	8/11/2008	
10.25	1999 Non-Statutory Stock Option Plan, as amended and restated.	S-8	10/24/2008	
10.26	Employee Qualified Stock Purchase Plan, as amended and restated.	S-8	10/24/2008	
10.27	International Microcircuits Inc. 2000 Nonstatutory Stock Option Plan.	S-8	10/24/2008	
10.28	Amended and Restated Loan and Security Agreement with Silicon Valley Bank dated March 2, 2009	10-Q	3/29/2009	
10.29	Amendment No. 1 to Amended and Restated Loan and Security Agreement with Silicon Valley Bank dated March 1, 2010.	10-K	3/3/2010	
10.30	1994 Stock Plan, as amended and Restated	8-K	6/2/2011	
21.1	Subsidiaries of Cypress Semiconductor Corporation.	10-K	2/24/2012	X
23.1	Consent of Independent Registered Public Accounting Firm.	10-K	2/24/2012	X
24.1	Power of Attorney (reference is made to the signature page of this Annual Report on Form 10-K).	10-K	2/24/2012	X
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	10-K	2/24/2012	X
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	10-K	2/24/2012	X
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	10-K	2/24/2012	X
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	10-K	2/24/2012	X
101.INS*	XBRL Instance Document.			
101.SCH*	XBRL Taxonomy Extension Schema Document.			
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.			
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.			
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.			
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.			

* XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Period	Charges (Releases) to Expenses/Revenues	Deductions	Balance at End of Period
		(In thousands)		
Allowance for doubtful accounts receivable:				
Year ended January 1, 2012	$ 803	$ 24	$ (3)	$ 824
Year ended January 2, 2011	$ 1,358	$ 60	$ (615)	$ 803
Year ended January 3, 2010	$ 777	$ 1,120	$ (539)	$ 1,358
Allowance for sales returns:				
Year ended January 1, 2012	$ 3,347	$ 2,000	$ (2,262)	$ 3,085
Year ended January 2, 2011	$ 3,151	$ 5,541	$ (5,345)	$ 3,347
Year ended January 3, 2010	$ 3,341	$ 8,825	$ (9,015)	$ 3,151

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CYPRESS SEMICONDUCTOR CORPORATION

Dated: February 24, 2012

By: /s/ BRAD W. BUSS

Brad W. Buss
Executive Vice President, Finance and Administration and Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints T.J. Rodgers and Brad W. Buss, jointly and severally, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this report, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ T. J. RODGERS **T. J. Rodgers**	President, Chief Executive Officer and Director (Principal Executive Officer)	February 24, 2012
/s/ BRAD W. BUSS **Brad W. Buss**	Executive Vice President, Finance and Administration and Chief Financial Officer (Principal Financial and Accounting Officer)	February 24, 2012
/s/ W. STEVE ALBRECHT **W. Steve Albrecht**	Director	February 24, 2012
/s/ ERIC A. BENHAMOU **Eric A. Benhamou**	Director	February 24, 2012
/s/ LLOYD A. CARNEY **Lloyd A. Carney**	Director	February 24, 2012
/s/ JAMES R. LONG **James R. Long**	Director	February 24, 2012
/s/ J. DANIEL MCCRANIE **J. Daniel McCranie**	Director	February 24, 2012
/s/ J.D. SHERMAN **J.D. Sherman**	Director	February 24, 2012
/s/ WILBERT G.M. VAN DEN HOEK **Wilbert G.M. Van Den Hoek**	Director	February 24, 2012

Exhibit 21.1

SUBSIDIARIES OF CYPRESS SEMICONDUCTOR CORPORATION

Name	Jurisdiction of Incorporation
AgigA Tech, Inc.	United States of America
AgigA Tech (Mauritius) LLC	Mauritius
AgigA Tech Chengdu L.L.C.	China
AgigA Tech Chengdu Rep Office	China
Cypress Semiconductor Corporation	United States Of America
Cyland Corporation	Philippines
Cypress Manufacturing, Ltd.	Cayman Islands
Cypress Manufacturing Limited-Philippine Branch	Philippine
Cypress Semiconductor (Luxembourg) Sarl	Luxembourg
Cypress Semiconductor Malaysia Regional Office	Malaysia
Cypress Semiconductor (Mauritius) L.L.C.	Mauritius
Cypress Semiconductor (Minnesota) Inc.	United States of America
Cypress Semiconductor (Scandinavia) AB	Sweden
Cypress Semiconductor (Switzerland) Sarl	Switzerland
Cypress Semiconductor (Texas) Inc.	United States of America
Cypress Semiconductor Beijing Rep Office (Branch)	China
Cypress Semiconductor (UK) Limited	United Kingdom
Cypress Semiconductor Canada	Canada
Cypress Semiconductor GmbH	Germany
Cypress Semiconductor International (Hong Kong) Limited	Hong Kong
Cypress Semiconductor International Sales B.V.	Netherlands
Cypress Semiconductor Intl Inc.	United States of America
Cypress Semiconductor Ireland	Ireland
Cypress Semiconductor Italia S.R.L.	Italy
Cypress Semiconductor K.K. Japan	Japan
Cypress Semiconductor Korea Ltd.	South Korea
Cypress Semiconductor Phil. Headquarters Ltd.	Philippine
Cypress Semiconductor Regional Operation Headquarters	Philippine
Cypress Semiconductor Procurement LLC	United States of America
Cypress Semiconductor Round Rock, Inc.	United States of America
Cypress Semiconductor SARL	France
Cypress Semiconductor Shenzhen Rep. Office	China
Cypress Semiconductor Singapore Pte. Ltd	Singapore
Cypress Semiconductor Taiwan	Taiwan
Cypress Semiconductor Technology India Private Ltd.	India
Cypress Semiconductor Technology (Shanghai) Co., Ltd.	China
Cypress Semiconductor Technology Ltd.	Cayman Islands
Cypress Semiconductor World Trade Corp.	Ireland
Cypress Envirosystems Inc.	United States of America
Cypress Venture Fund I, L.L.C.	United States of America
Deca Technologies Inc.	United States of America
Deca Technologies, Inc. Cayman	Cayman Islands
Deca Technologies Philippines Headquarters Limited	Cayman Islands
Deca Technologies Inc. (Philippines Branch)	Grand Cayman
Deca Technologies Regional Operation Headquarters	Philippines
In-System Design, Inc.	United States Of America
Simtek Gmbh	Germany

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (Nos. 333-111381, 333-106667 and 333-95711) and in the Registration Statements on Form S-8 (Nos. 333-165750, 333-154748, 333-150484, 333-131494, 333-123192, 333-119049, 333-108175, 333-104672, 333-101479, 333-99221, 333-91812, 333-91764, 333-81398, 333-71530, 333-71528, 333-66076, 333-66074, 333-65512, 333-59428, 333-58896, 333-57542, 333-48716, 333-48714, 333-48712, 333-44264, 333-32898, 333-93839, 333-93719, 333-79997, 333-76667, 333-76665, 333-68703, 333-52035, 333-24831, 333-00535 and 033-59153) of Cypress Semiconductor Corporation of our report dated February 24, 2012 relating to the financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

San Jose, California
February 24, 2012

Exhibit 31.1

CERTIFICATION
PURSUANT TO SECTION 302 OF SARBANES-OXLEY ACT OF 2002

I, T.J. Rodgers, certify that:

1. I have reviewed this Annual Report on Form 10-K of Cypress Semiconductor Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: February 24, 2012

By: /s/ T.J. RODGERS

T.J. Rodgers
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION
PURSUANT TO SECTION 302 OF SARBANES-OXLEY ACT OF 2002

I, Brad W. Buss, certify that:

1. I have reviewed this Annual Report on Form 10-K of Cypress Semiconductor Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: February 24, 2012

By: /s/ BRAD W. BUSS

Brad W. Buss
Executive Vice President, Finance and Administration and Chief Financial Officer.

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002**

I, T.J. Rodgers, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report on Form 10-K of Cypress Semiconductor Corporation for the year ended January 1, 2012 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in such Annual Report on Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Cypress Semiconductor Corporation.

Dated: February 24, 2012

By: /s/ T.J. RODGERS

T.J. Rodgers
President and Chief Executive Officer

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

I, Brad W. Buss, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report on Form 10-K of Cypress Semiconductor Corporation for the year ended January 1, 2012 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in such Annual Report on Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Cypress Semiconductor Corporation.

Dated: February 24, 2012

By: /s/ BRAD W. BUSS

Brad W. Buss
Executive Vice President, Finance and Administration and Chief Financial Officer

THIS PAGE INTENTIONALLY LEFT BLANK

CYPRESS
PERFORM

March 30, 2012

Dear Fellow Stockholder:

You are cordially invited to attend Cypress Semiconductor Corporation's 2012 Annual Meeting of Stockholders. We will hold the meeting on Friday, May 11, 2012, at 10:00 a.m. Pacific Time, at our principal executive offices located at 198 Champion Court, San Jose, California 95134. We look forward to your attendance in person or by proxy at the meeting.

Please refer to the Proxy Statement for detailed information on each of the proposals and the Annual Meeting. Your vote is important, and we strongly urge you to cast your vote whether or not you plan to attend the Annual Meeting.

If you are a stockholder of record ("registered holder"), meaning that you hold shares directly with Computershare Investor Services, LLC, the inspector of elections will have your name on a list, and you will be able to gain entry to the Annual Meeting with a form of government-issued photo identification, such as a driver's license, state-issued ID card, or passport. Stockholders holding stock in brokerage accounts ("street name" or "beneficial holder") wishing to attend the Annual Meeting in person will also need to bring a letter from their broker reflecting their stock ownership as of the record date, which is March 14, 2012.

Thank you for your ongoing support and continued interest in Cypress Semiconductor Corporation.

Very truly yours,

T.J. Rodgers
President and Chief Executive Officer

2012 ANNUAL MEETING OF STOCKHOLDERS

NOTICE OF ANNUAL MEETING AND PROXY STATEMENT

TABLE OF CONTENTS

CYPRESS SEMICONDUCTOR CORPORATION

NOTICE OF THE 2012 ANNUAL MEETING OF STOCKHOLDERS

TO ALL CYPRESS STOCKHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Cypress Semiconductor Corporation, a Delaware corporation, will be held on:

Date: Friday, May 11, 2012

Time: 10:00 a.m. Pacific Time

Place: Cypress's principal executive offices located at 198 Champion Court, San Jose, California 95134

Items of Business:

1. The election of eight (8) directors to serve on our Board of Directors for a one-year term, and until their successors are elected;
2. The ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal year 2012;
3. Annual advisory vote to approve the compensation of our named executive officers; and
4. The transaction of such other business as may properly come before the Annual Meeting, or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this notice. This Notice of Annual Meeting, 2011 Annual Report and our 2012 Proxy Statement and form of proxy are being made available to stockholders on or about March 30, 2012.

All stockholders are cordially invited to attend the Annual Meeting in person. Only stockholders of record at the close of business on March 14, 2012 (the "Record Date"), are entitled to receive notice of, and may vote at, the Annual Meeting, or any adjournment or postponement thereof. Any stockholder attending the Annual Meeting and entitled to vote may do so in person even if such stockholder returned a proxy or voted by telephone or over the Internet. We have provided voting instructions in the attached Proxy Statement on how you can vote your shares before or at the Annual Meeting.

FOR THE BOARD OF DIRECTORS

Brad W. Buss
Corporate Secretary

San Jose, California, March 30, 2012

2012 Proxy Summary

This summary highlights information contained elsewhere in the proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy statement carefully before voting.

Annual Meeting of Stockholders

Time and Date	10:00 a.m., May 11, 2012
Place	Cypress Corporate Headquarters 198 Champion Court San Jose, CA 95134
Record Date	March 14, 2012
Voting	Stockholders as of the Record Date are entitled to vote. Each share of common stock is entitled to one vote.

Meeting Agenda

- Election of eight (8) directors
- Ratification of PricewaterhouseCoopers LLC ("PWC") as our auditors for 2012
- Annual advisory vote on executive compensation
- Transact other business that may properly come before the meeting

Voting Matters & Recommended Voting

Agenda Matter	Board Vote Recommendation
Election of Directors	FOR EACH DIRECTOR NOMINEE
Ratification of PWC as auditors for 2012	FOR
Advisory Vote on Executive Compensation	FOR

Election of Eight (8) Directors

The Board of Directors ("Board") recommends you vote FOR each director nominee as described below:

Name	Age	Director Since	Occupation	Committee Memberships				Independent	Other Public Company Boards
				AC	COMP	NGC	OPS		
T.J. Rodgers	64	1982	CEO, Cypress						
W. Steve Albrecht	65	2003	Andersen Alumni Professor of Accounting, BYU	Chair, F				X	SunPower, Red Hat, Inc.
Eric. A. Benhamou	56	1993	Former CEO of Palm and 3Com	X	Chair			X	Silicon Valley Bank, Real Networks
Lloyd Carney	50	2005	CEO & Board Member, Xsigo Systems	X	X			X	Technicolor
James R. Long	69	2000	Former Executive VP, Nortel Networks Corporation		X	Chair		X	
J. Daniel McCranie	68	2005	Chairman, ON Semiconductor			X	X	X	ON Semiconductor, Freescale Semiconductor
J.D. Sherman	46	2010	President and COO, HubSpot	X				X	
Wilbert van den Hoek	55	2011	Former Executive Vice President & CTO, Novellus Systems, Inc.			X	X	X	

AC Audit Committee
Comp Compensation Committee
NGC Nominating & Corporate Governance Committee
OPS Operations Committee
F Financial Expert

Board Attendance
Each director nominee, all of whom are current directors, attended at least 75% of the Board meetings and committee meetings on which he sits.

Ratification of PricewaterhouseCoopers LLC ("PWC") as our auditors for 2012
We are asking our stockholders to ratify the selection of PWC as our independent registered public accounting firm for fiscal 2012. Set forth below is a summary of PWC's fees for services provided in fiscal 2011 and 2010.

Services	2011	2010
Audit Fees	$1,750,900	$1,913,000
Audit-Related Fees	$43,000	$6,500
Tax Fees	$1,177,100	$1,264,000
All Other Fees	—	—
Total	$2,971,000	$3,183,500

Proxy Statement

Annual Advisory Vote to Approve Executive Compensation
We are asking our stockholders to approve on an advisory basis our named executive officer ("NEO") compensation. The Board recommends a FOR vote because it believes that our compensation policies and practices are effective in achieving our goals of aligning our executive compensation structure with our stockholders' interests and current market practices. Our executive compensation programs have played a material role in our ability to drive strong long-term financial results and attract and retain a highly experienced, successful team to manage our Company. Under these programs, our named executive officers are rewarded for the achievement of specific annual, long-term and strategic goals, corporate goals, and the realization of increased stockholder value.

Executive Compensation Elements

Type	Form	Terms
Cash	• Base Salary • Performance-Based Incentive Cash Compensation	• Adjustments to base salary are considered annually • Incentive cash awards are 100% performance-based and based upon achievement of a financial target, individual performance and executive performance
Equity	• Performance-Based Restricted Stock Units ("PARS")	• Restricted stock units awarded upon achievement of certain performance targets measured annually

Other Key Compensation Features

• No severance or change in control agreements	• Stock ownership requirements
• No defined benefit pension plans	• Clawback policy
• No match or contribution to the Non-Qualified Deferred Compensation plan	• No Company-match to employee contributions to our 401(k) plan

2011 Compensation Decisions

Fiscal 2011 was a very successful year for us even with the significant macroeconomic turmoil that occurred for most of the year. The Company's execution on its new product strategy, led by our touchscreen controllers and our tight expense controls, allowed us to have a successful 2011 and achieve financial results much better than our peer group. Some of the major financial highlights are as follows:

- Our revenue increased 13% in fiscal 2011, far outpacing the relatively flat growth rate for the semiconductor industry
- GAAP earnings per share increased 125% from fiscal 2010
- Non-GAAP earnings per share increased 33% from fiscal 2010
- Cash flow from operations totaled $284 million or 29% of revenue, which is the highest since 2000
- We achieved a record return on assets of 29%
- We returned $680 million in cash to our stockholders through our stock repurchase and dividend programs
- We declared our first quarterly dividend of $0.09 per share, yielding approximately 2.2% returns to our stockholders
- We achieved significant major new product launches in SRAM, USB, PSOC and True Touch
- Our customer Net Promotor Score ("NPS") increased from 42% in fiscal 2010 to 70% for fiscal 2011
- Our net burn rate was 0% for fiscal 2011 and our three year average net burn rate is 0.12%
- We continue to outperform our major semiconductor benchmark, the Philadelphia Semiconductor Sector Index ("SOXX"), on a 1, 3 and 5 year basis

During fiscal 2011 the Company made no major changes to its pay-for-performance compensation philosophy or to the main financial targets of its compensation elements. While the total compensation for our NEOs in the Summary Compensation table increased from the prior year it is primarily due to the value of the performance-based restricted stock award as calculated under the SEC rules and does not reflect compensation actually paid to our executive officers.

Base Salary – our Chief Executive Officer ("CEO") did not receive an increase in his base salary in fiscal 2011 and has not had a salary increase since 2006. Our other NEO's received modest salary increases in fiscal 2011 ranging between 2.8% and 4.2%, consistent with the rest of our employees and the competitive market.

Performance-Based Incentive Cash Compensation – there were no changes to the percentage of base salary targets for any of our NEOs during fiscal 2011. The financial target (percentage of non-GAAP profit before taxes) under the cash incentives plans was increased from the prior year by 25% and this target increase, as well as not meeting various individual performance goals, resulted in lower incentive cash compensation to our NEOs in fiscal 2011 versus fiscal 2010.

Performance-Based Restricted Stock (PARS) – there was no change to the number of targeted shares that could be earned in fiscal 2011 versus fiscal 2010 for any NEO. The increases in value shown in the "Stock Award" column in the Summary Compensation Table are solely due to an increase in the underlying stock price that forms the main variable for the non-cash stock based compensation charge that the Company is required to take and does not reflect actual compensation received by any of the NEOs. The underlying stock price change from fiscal 2010 to fiscal 2011, depending on the performance based milestone, increased from $9.00 to $11.07 an increase of 23% for milestone #1 which accounted for 30% of the targeted shares, and $11.83 to $20.09 an increase of 70% for milestones #2-4 which accounted for 70% of the targeted shares and the majority of the increase in the stock based compensation charge. The actual number of shares earned by the NEOs in fiscal 2011 actually decreased 25% from fiscal 2010 and was the lowest number of shares earned over the last five years under this grant. The actual dollar value earned by the NEOs in fiscal 2011 was 23% lower than the dollar amount shown in the Summary Compensation Table due to milestone #1 not being achieved and all other milestones achieving below target.

For fiscal 2012 we don't expect any of the NEOs to receive a change to their base salary and do not expect the cash incentive target as a percentage of salary to change at all. In addition we significantly decreased the number of shares that may be earned under the PARs program by decreasing the targeted award under the Core Grant by approximately 50%.

2011 Compensation Summary

Set forth below is the fiscal 2011 compensation for each named executive officer. The calculation of total compensation (reflected in the column entitled "Total") includes several items that are driven by SEC rules which are not necessarily reflective of compensation actually received by the named executive officer in 2011. For more information on Total Compensation as calculated under the SEC rules, see the narrative and notes accompanying the 2011 Summary Compensation Table.

Name and Principal Position	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
T.J. Rodgers President, CEO and Director	669,227	—	11,460,141	—	757,087	—	12,886,455
Brad W. Buss Executive Vice President, Finance & Administration, CFO	343,630	—	7,162,590	—	208,561	—	7,714,781
Paul D. Keswick Executive Vice President, New Product Development	325,629	—	5,730,062	—	158,711	—	6,214,402
Christopher A. Seams, Executive Vice President, Sales and Marketing	407,356	—	5,730,062	—	225,293	—	6,362,711
Norman P. Taffe Executive Vice President Consumer and Computation Division	299,349	—	4,924,279	—	148,412	—	5,372,040

CYPRESS SEMICONDUCTOR CORPORATION

PROXY STATEMENT FOR THE ANNUAL MEETING OF STOCKHOLDERS

QUESTIONS AND ANSWERS ABOUT THIS PROXY MATERIAL AND VOTING

Q: Why did I receive a one-page notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

A: In accordance with the rules of the Securities and Exchange Commission (the "SEC"), instead of mailing a printed copy of our proxy materials to stockholders, we are furnishing our proxy materials primarily over the Internet. Under the SEC rules, instead of a paper copy of our proxy materials, we mailed a Notice of Availability of Proxy Materials (the "Notice") to most of our stockholders to instruct you on how to access and review our proxy materials on the Internet. The Notice instructs you on how to submit your vote on the Internet and also contains instructions on how a stockholder may request a paper copy of our proxy materials, including this proxy statement ("Proxy Statement"), our 2011 Annual Report and a proxy card or voting instruction card.

Q: Why am I receiving these materials?

A: The Board of Directors (the "Board") of Cypress Semiconductor Corporation (sometimes referred to as "we", "us", "our", "the Company" or "Cypress") is providing these proxy materials to solicit your vote at the 2012 Annual Meeting of Stockholders ("Annual Meeting") and at any adjournment or postponement thereof. The Annual Meeting will be held on Friday, May 11, 2012, at 10:00 a.m. Pacific Daylight Time at our principal offices located at 198 Champion Court, San Jose, California 95134. The telephone number at this address is (408) 943-2600.

Q: Who may attend the Annual Meeting?

A: All stockholders and holders of proxies for those stockholders and other persons invited by Cypress may attend. If your shares are registered in the name of a brokerage firm or a bank, you must bring to the Annual Meeting a letter from your broker indicating you hold the shares in the name of the broker or banker, or a copy of your proxy card if you are the direct or indirect owner of your shares as of March 14, 2012 (the "Record Date").

Q: Who is entitled to vote?

A: Only stockholders of Cypress as of the close of business on the Record Date are entitled to vote at the Annual Meeting. As of the Record Date, there were 154,082,936 shares outstanding of Cypress's common stock, par value $0.01 per share.

The date of this Proxy Statement is March 30, 2012. It was filed with the SEC and made available on the Internet on or about March 30, 2012.

Q: What may I vote on?

A: You may vote on all the items listed below:

1. The election of eight (8) directors to serve on our Board of Directors for one-year terms, and until their successors are elected;
2. The ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year 2012;
3. Annual advisory vote to approve the compensation of our Named Executive Officers; and
4. The transaction of such other business as may properly come before the Annual Meeting, or any adjournment or postponement thereof.

Q: What is the difference between a registered stockholder and a beneficial stockholder?

A: ***Registered Stockholder or Stockholder of Record: Shares Registered in Your Name***

If on March 14, 2012 your shares were registered directly in your name with the Company's transfer agent, Computershare Investor Services, LLC, then you are a registered stockholder or a stockholder of record. As a stockholder of record, you may vote in person at the Annual Meeting or vote by proxy. Shares held in a brokerage or bank account are not generally registered directly in your name.

Beneficial Stockholder: Shares Registered in the Name of a Broker or Bank

If on March 14, 2012, your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial stockholder of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial stockholder, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the Annual Meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the Annual Meeting unless you request and obtain a valid proxy from your broker or other agent.

Q: How do I vote and what are the voting deadlines?

A: Whether you hold your shares directly as the stockholder of record or beneficially in "street name", you may vote your shares by proxy without attending the Annual Meeting by proxy. Depending on how you hold your shares, you may vote your shares in one of the following ways:

Stockholders of Record: If you are a stockholder of record, there are several ways for you to vote your shares.

- **By Mail**. If you received printed proxy materials, you may submit your vote by completing, signing and dating each proxy card received and returning it in the prepaid envelope. Sign your name exactly as it appears on the proxy card. Proxy cards submitted by mail must be received no later than May 10, 2012, to be voted at the Annual Meeting.
- **By telephone or over the Internet**. You may vote your shares by telephone or via the Internet by following the instructions provided in the Notice. If you vote by telephone or via the Internet, you do not need to return a proxy card by mail. Internet and telephone voting are available 24 hours a day. Votes submitted by telephone or through the Internet must be received by 11:59 p.m. Eastern Time on May 10, 2012.
- **In person at the Annual Meeting**. You may vote your shares in person at the Annual Meeting. Even if you plan to attend the Annual Meeting in person, we recommend that you also submit your proxy card or voting instructions or vote by telephone or via the Internet by the applicable deadline so that your vote will be counted if you later decide not to attend the meeting.

Beneficial Stockholders: If you are a beneficial owner of your shares, you should have received a Notice of Internet Availability of Proxy Materials or voting instructions from the broker or other nominee holding your shares. You should follow the instructions in the Notice or voting instructions provided by your broker or nominee in order to instruct your broker or other nominee on how to vote your shares. The availability of telephone and Internet voting will depend on the voting process of the broker or nominee. Shares held beneficially may be voted in person at the Annual Meeting only if you obtain a legal proxy from the broker or nominee giving you the right to vote the shares.

Q: What shares may be voted and how may I cast my vote for each proposal?

A: You may vote all shares you own as of the close of business on the Record Date. You may cast one vote per share of common stock for each proposal except that a stockholder voting for the election of directors has the right to cumulate such stockholder's votes. This means you may give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of shares you are entitled to vote, or you may distribute your shares among as many candidates as you may select, provided that your votes cannot be cast for more than eight (8) candidates. For example, if you own 100 shares of stock, and there are eight (8) directors to be elected at the Annual Meeting, you may allocate 800 shares (8 times 100) as "FOR" votes among as few as one (1) or as many as eight (8) directors to be elected at the Annual Meeting. If you choose to cumulate your votes, you will need to submit a proxy card or a ballot and make an explicit statement of your intent to cumulate your votes, either by so indicating in writing on the proxy card or by indicating in writing on your ballot when voting at the Annual Meeting. If you hold shares beneficially in street name and wish to cumulate your votes, you should contact your broker or nominee.

Q: What is the effect of a broker non-vote?

A: Brokers or other nominees who hold shares of our common stock for a beneficial owner have the discretion to vote on routine proposals when they have not received voting instructions from the beneficial owner at least ten days prior to the Annual Meeting. A broker non-vote occurs when a broker or other nominee does not receive voting instructions from the beneficial owner and does not have the discretion to direct the voting of the shares on a particular proposal. Broker non-votes will be counted for purposes of calculating whether a quorum is present at the Annual Meeting, but will not be counted for purposes of determining the number of votes present in person or represented by proxy and entitled to vote with respect to a particular proposal. Thus, a broker non-vote will not impact our ability to obtain a quorum and will not otherwise affect the outcome of the vote on a proposal that requires a plurality of votes cast (Proposal 1) or the approval of a majority of the votes present in person or represented by proxy and entitled to vote (Proposal 2) or the advisory votes cast (Proposal 3).

Q: How many votes are needed to approve each proposal?

A: For the election of directors, the eight director nominees receiving the highest number of "FOR" votes will be elected.

With respect to Proposal 1, you may vote "FOR" all nominees, "WITHHOLD" your vote as to all nominees, or "FOR" all nominees except those specific nominees from whom you "WITHHOLD" your vote. The eight nominees receiving the most "FOR" votes will be elected. A properly executed proxy marked "WITHHOLD" with respect to the election of one or more directors will not be voted with respect to the director or directors indicated. Proxies may not be voted for more than eight directors.

With respect to Proposals 2 and 3, we must receive a "FOR" vote from the majority of shares present and entitled to vote either in person or by proxy in order for such proposal to be approved. For Proposals 2 and 3 if you "ABSTAIN" from voting, it will have the same effect as an "AGAINST" vote. If you hold your shares in "street name", it is critical that you cast your vote if you want it to count in the election of directors. For Proposal 1, recent changes in regulation have been made to take away the ability of your bank or broker to vote your uninstructed shares in the election of directors on a discretionary basis. Thus, if you hold your shares in street name and you do not instruct your bank or broker how to vote in the election of directors, no votes will be cast on your behalf. Your bank or broker will, however, continue to have discretion to vote any uninstructed shares on Proposal 2 the ratification of the appointment of the Company's independent registered public accounting firm. Proposal 3 is only advisory, but your bank or broker does not have the discretion to vote your uninstructed shares.

PROPOSAL	VOTE REQUIRED	BROKER DISCRETIONARY VOTE ALLOWED
Proposal 1– Election of eight (8) directors	Plurality of votes cast	No
Proposal 2 – The ratification of PricewaterhouseCoopers LLP as our independent registered public accounting firm	Majority of shares entitled to vote and present in person or represented by proxy	Yes
Proposal 3 – Annual advisory vote to approve compensation of our Named Executive Officers	Majority of shares entitled to vote and present in person or represented by proxy	No

Q: What is the advisory vote to approve the compensation of our Named Executive Officers?

A: At our 2011 Annual Meeting, a majority of our stockholders approved an annual advisory vote (also known as "say-on-pay") to be held at each annual meeting of stockholders. Therefore, we have included Proposal 3 in this proxy statement to allow our stockholders to provide us a non-binding vote approving the compensation of our Named Executive Officers as disclosed in this proxy statement. Your vote on this item will provide our Company insight into our stockholder's view on our compensation practices pertaining to our Named Executive Officers.

Q: What is the quorum requirement?

A: A quorum of stockholders is necessary to hold a valid annual meeting. A quorum will be present if at least a majority of the outstanding shares are represented by proxy or by stockholders present and entitled to vote at the Annual Meeting. Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker or bank) or if you vote in person at the annual meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, the chairman of the annual meeting or holders of a majority of the votes present at the annual meeting may adjourn the Annual meeting to another time or date.

Q: How can I change my vote or revoke my proxy?

A: If you are a stockholder of record, you have the right to revoke your proxy and change your vote at any time before the Annual Meeting by (i) returning a later-dated proxy card, or (ii) voting again by Internet or telephone as more fully described on your Notice or proxy card. You may also revoke your proxy and change your vote by voting in person at the Annual Meeting. Attendance at the Annual Meeting will not cause your previously granted proxy to be revoked unless you specifically so request or vote again at the Annual Meeting.

If your shares are held by a broker or other nominee, you may change your vote by submitting new voting instructions to your broker, trustee or nominee, or, if you have obtained a legal proxy from your broker or nominee giving you the right to vote your shares, by attending the Annual Meeting and voting in person.

Q: What does it mean if I get more than one Notice, proxy or voting instructions card?

A: It means you hold shares in more than one registered account. You must vote all of your proxy cards in one of the manners described above (under "How do I vote and what are the voting deadlines?") to ensure that all your shares are voted.

Q: Who will count the votes?

A: Representatives of Investor Communication Solutions, a division of Broadridge Financial Solutions, Inc., our mailing agent and tabulation service, will count the votes and Brad W. Buss, Corporate Secretary, will act as the inspector of elections. Cypress believes that the procedures to be used by the inspector of elections to count the votes are consistent with Delaware law concerning the voting of shares, determination of a quorum and the vote required to take stockholder action.

Q: How much did this proxy solicitation cost and who will pay for the cost?

A: The cost of soliciting your vote in connection with this proxy statement has been, or will be, borne by Cypress. We have also requested that banks, brokers and other custodians, nominees and fiduciaries send these proxy statement materials to the beneficial owners of our common stock they represent and secure their instructions as to the voting of such shares. We may reimburse such banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of our common stock for their expenses in forwarding solicitation material to such beneficial owners. Certain of our directors, officers or employees may also solicit proxies in person, by telephone, or by electronic communications, but they will not receive any additional compensation for doing so.

Q: How can I receive the proxy statement and Annual Report by electronic delivery?

A: You may sign up for Cypress's e-delivery program at www.cypress.com/edeliveryconsent. When you sign up for our electronic delivery program, you will be notified by e-mail whenever our annual report or proxy statement is available for viewing on the Internet. Your enrollment in the e-delivery program will remain in effect as long as your account remains active or you cancel your enrollment.

Q: How can a stockholder request a copy of Cypress's Annual Report on Form 10-K filed with the SEC for fiscal year 2011?

A: A stockholder may send a written request for a copy of our Annual Report on Form 10-K to Brad W. Buss, Corporate Secretary, Cypress Semiconductor Corporation, 198 Champion Court, San Jose, California 95134. Upon receipt of such request by a stockholder, we will provide a copy of our Annual Report on Form 10-K without charge, including the financial statements and the financial statement schedules, required to be filed with the SEC pursuant to Rule 13a-1 of the Securities Exchange Act of 1934 for our fiscal year 2011. Our Annual Report on Form 10-K for the fiscal year ended January 1, 2012, was filed with the SEC on February 24, 2012 and is also available at our web site at: http://www.cypress.com/go/annualreport.

Q: How and when may I submit proposals for consideration at next year's Annual Meeting of stockholders or to nominate individuals to serve as directors for Cypress?

A: You may submit your proposals, including director nominations, for consideration at future Annual Meetings of stockholders by following the directions set forth below:

For stockholder proposals to be considered for inclusion in our 2013 proxy statement, the written proposal must be received by our Corporate Secretary at our corporate offices at 198 Champion Court, San Jose, California 95134, no later than November 30, 2012 in accordance with the requirements of Rule 14a-8. In addition, the Company's bylaws establish an advance notice procedure for stockholders who wish to present certain matters or nominate director candidates before or at an annual meeting of stockholders. Any stockholder who wants to make a proposal or director nomination that is to be included in our proxy statement for the 2013 Annual Meeting of Stockholders must deliver written notice to be received by our Corporate Secretary at our corporate offices at 198 Champion Court, San Jose, California 95134, no earlier than January 14, 2013 and no later than February 13, 2013. Any such proposal must contain the specific information required by the Company's bylaws. In the event the date of next year's annual meeting is moved more than 30 days before or after the anniversary date of this year's Annual Meeting, the deadline for inclusion of stockholder proposals in our proxy statement would instead be a reasonable time before Cypress begins to print and mail its proxy materials, and the deadline for submitting stockholder proposals not to be included in our proxy statement would be no later than the close of business on the later of the 60th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. All stockholder proposals will also need to comply with SEC regulations, including Rule 14a-8 of the 1934 Securities Exchange Act regarding the inclusion of stockholder proposals in any Company-sponsored proxy material.

A submission by a stockholder must contain the specific information required in the Company's bylaws. If you would like a copy of Cypress's current bylaws, please write to Brad W. Buss, Corporate Secretary, 198 Champion Court, San Jose, California 95134.

Q: Where can I find the voting results of the Annual Meeting?

A: Cypress will announce preliminary voting results at the 2012 Annual Meeting and file a Current Report on Form 8-K announcing the final voting results after the Annual Meeting.

Q: How many copies of the proxy materials will you deliver to stockholders sharing the same address?

A: To reduce the expenses of delivering duplicate proxy materials, we are taking advantage of the SEC's "householding" rules that permit us to deliver only one set of proxy materials to stockholders who share an address, unless otherwise requested by the stockholders. If you have not enrolled in our electronic delivery program, share an address with another stockholder and have received only one set of proxy materials and desire or require to receive additional copies of the proxy materials, you may request a separate copy of these materials, including the Annual Report, at no cost to you by writing to Brad W. Buss, Corporate Secretary, Cypress Semiconductor Corporation, 198 Champion Court, San Jose, California 95134. The telephone number is (408) 934-2600. For future annual meetings, you may request separate voting materials, or request that we send only one set of proxy materials to you if you are receiving multiple copies, by writing to Investor Relations at the address given above.

IMPORTANT INFORMATION REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2012 ANNUAL MEETING OF STOCKHOLDERS TO BE HELD MAY 11, 2012.

Copies of this Proxy Statement and our 2011 Annual Report to stockholders are also available online at http://www.cypress.com/go/annualreport. You are encouraged to access and review all of the important information contained in the proxy materials before voting.

PROPOSAL ONE

ELECTION OF DIRECTORS

A board of eight (8) directors is to be elected at the 2012 Annual Meeting. Proxies can only be voted for the number of nominees named in this Proxy Statement. All directors are elected annually and serve a one-year term until the next annual meeting where they or their successors are elected. If you submit a signed proxy card that does not specify how you wish to vote, your shares will be voted for the eight (8) director nominees named below, each of whom is presently serving as our directors. If any nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee designated by the present Board to fill the vacancy. We do not expect any nominee will be unable or will decline to serve as a director. There are no arrangements or understandings between any nominee and any other person pursuant to which he was selected as a director or a nominee. As of the time of filing of this Proxy Statement, there were no director candidates recommended by stockholders or stockholder groups beneficially owning 5% of voting common stock for at least one (1) year.

Nominees for Election to Our Board of Directors
(as of March 15, 2012)

Name of Nominee	Age	Principal Occupation	Director Since
T.J. Rodgers	64	President and Chief Executive Officer of Cypress	1982
W. Steve Albrecht	65	Andersen Alumni Professor of Accounting, Marriott School of Management, Brigham Young University	2003
Eric A. Benhamou	56	Chairman of our Board, and former Chief Executive Officer of Palm, Inc. and 3Com Corporation	1993
Lloyd Carney	50	Chief Executive Officer and Board member, Xsigo Systems	2005
James R. Long	69	Consultant, Former Executive Vice President of Nortel Networks Corporation	2000
J. Daniel McCranie	68	Chairman of the Board of ON Semiconductor	2005
J. D. Sherman	46	President and COO, HubSpot	2010
Wilbert van den Hoek	55	Consultant, Former Executive Vice President and Chief Technology Officer of Novellus Systems, Inc.	2011

Except as set forth below, each of the nominees has been engaged in his principal occupation described above during the past five (5) years. There are no family relationships among our directors and executive officers.

T.J. Rodgers is founder, president, chief executive officer, and a director of Cypress Semiconductor Corporation. He sits on the board of directors of Cypress's internal subsidiaries as well as Bloom Energy, a privately held fuel cell company, and until recently, he was on the board of directors of SunPower Corporation, a public company. He is also a Trustee of Dartmouth College, his alma mater. Mr. Rodgers was a Sloan scholar at Dartmouth, where he graduated with a double major in physics and chemistry. He attended Stanford University on a Hertz fellowship, earning a master's degree and a Ph.D. in electrical engineering. He managed the MOS memory design group at AMI from 1975 to 1980 before moving to Advanced Micro Devices ("AMD"), where he ran AMD's static RAM product group until 1982, when he founded Cypress. As Cypress's founder, Mr. Rodgers has the benefit of the Company's complete history. This advantage, taken together with his expert technical and analytical skills, long-term executive experience, and over four decades of experience in the semiconductor industry, make him uniquely qualified to be on our Board.

W. Steve Albrecht is the Andersen Alumni Professor of Accounting at the Marriott School of Management at Brigham Young University ("BYU"). He served as the associate dean of the school until July 2008. Mr. Albrecht, a certified public accountant, certified internal auditor, and certified fraud examiner, joined BYU in 1977 after teaching at Stanford University and the University of Illinois. Prior to becoming a professor, he worked as an accountant for Deloitte & Touche. Mr. Albrecht is the past president of the American Accounting Association and the Association of Certified Fraud Examiners. Since 2005, he has served on the board of directors of SunPower Corporation. Until his resignation in 2009, Mr. Albrecht served on the board of directors of Red Hat from 2003, and SkyWest Airlines from 2003. In 2011, he was re-appointed to the board of directors of Red Hat. He is a former trustee of the Financial Accounting Foundation that provides oversight to the Financial Accounting Standards Board ("FASB") and the Governmental Accounting Standards Board. Mr. Albrecht holds a Bachelor of Science degree from Brigham Young University, a Masters degree in Business Administration and a Doctorate degree in Accounting from the University of Wisconsin. Mr. Albrecht's extensive experience with public and financial accounting matters, especially with respect to multi-national companies, makes him well qualified to be on our Board.

Eric A. Benhamou is the chairman of our Board of Directors and former chairman of the board of 3Com Corporation. He served as chief executive officer of Palm, Inc. from October 2001 until October 2003 and chairman until October 2007, and was chief executive officer of 3Com from 1990 until the end of 2000. Mr. Benhamou co-founded Bridge Communications, an early networking pioneer, and was vice president of engineering until its merger with 3Com in 1987. He is also a member of the board of directors of RealNetworks, Inc. and Silicon Valley Bank. He serves on Stanford University School of Engineering board and is vice chairman of the board of governors of Ben Gurion University of the Negev. He is the chief executive officer of Benhamou Global Ventures, an investment firm he established in 2004. Mr. Benhamou holds a Master of Science degree from Stanford University's School of Engineering and a Diplôme d'Ingénieur and a doctorate from Ecole Nationale Supérieure d'Arts et Métiers, Paris. In addition to his engineering expertise, we believe Mr. Benhamou's extensive experience managing public companies in the technology sector as well as his expertise in venture and other financial transactions make him well qualified to be on our Board.

Lloyd Carney is the chief executive officer and member of the board of directors of Xsigo Systems, a venture funded IO Virtualization Platform. He is also a member of the board of directors of Technicolor and serves as the chairman of that board's Technology Committee. Prior to joining Xsigo in 2008, he was the general manager of IBM's NetCool Division from 2006 to 2007. Prior to his employment at IBM, he was the chairman and chief executive officer of Micromuse from 2003-2005 before it was acquired by IBM in 2006. Prior to Micromuse, Mr. Carney was the chief operations officer and executive vice president at Juniper Networks where he oversaw the engineering, product management and manufacturing divisions from 2002 until July, 2003. Prior to joining Juniper Networks, Mr. Carney was the president of the Core IP Division, the Wireless Internet Division and the Enterprise Data Division at Nortel Networks from 1997 until 2001. Mr. Carney brings to our Board broad-based experience in the semiconductor and non-semiconductor industries. Mr. Carney holds a Bachelor of Science degree in Electrical Engineering Technology from Wentworth Institute and a Master of Science degree in Applied Business Management from Lesley College, Cambridge, Massachusetts. We believe Mr. Carney is well qualified to be on our Board because he possesses significant executive, entrepreneurial and operational expertise.

James R. Long has been an independent business consultant since 1999. He retired in 1999 as executive vice president of Nortel Networks Corporation and president of Nortel Enterprise Solutions. Between 1991 and 1999, Mr. Long was the president of various business units at Nortel Networks, including Asia Pacific, Nortel World Trade, and the Enterprise Solutions group. Prior to joining Nortel, Mr. Long held a variety of senior executive positions with IBM Corporation and Rolm Company, an IBM and Siemens joint venture. He previously served on the board of directors of 3Com Corporation, NCR Corporation, and still serves on the board of directors of the Polynesian Cultural Center. He is also a member of the National Advisory Council of the Marriott School of Management at Brigham Young University. Mr. Long holds a Bachelor of Science degree from San Jose State University. In addition to his corporate strategy skills, we believe Mr. Long's extensive executive experience, especially with public companies, makes him well qualified to be on our Board.

J. Daniel McCranie serves as the chairman of the board of directors of ON Semiconductor, a position he has held since 2002 and is also a member of the board of directors of Freescale Semiconductor. Previously he served as chairman of the board of directors of Virage Logic and chairman of the board of directors of Actel Corporation. In the recent past, Mr. McCranie has served as chairman of the board of Xicor Corporation, member of the board of directors for California Microdevices, and member of the board of directors for ASAT Corporation. Mr. McCranie served as Cypress's executive vice president of sales and marketing from 1993-2001. Prior to his initial tenure with Cypress, Mr. McCranie was the chairman of the board, president and chief executive officer of SEEQ Technology. Mr. McCranie holds a Bachelor of Science degree in electrical engineering from Virginia Polytechnic Institute and State University (Virginia Tech). We believe Mr. McCranie is well qualified to be on our Board due to his extensive sales and marketing experience, in-depth knowledge of the semiconductor industry and his leadership skills as evidenced by his executive positions.

J. D. Sherman is the president and chief operating officer of HubSpot, a marketing software company. Prior to joining HubSpot, Mr. Sherman was the chief financial officer at Akamai Technologies, a leading web networking infrastructure company, from November 2005 to February 2012. Prior to Akamai, he served as the chief financial executive of IBM's Systems and Technology Group from January until October 2005. During his 15-year career at IBM, he held a number of senior executive positions in finance, including vice president of finance and planning for the company's zSeries Server Division. Mr. Sherman also served as chief financial officer for CommQuest, a wholly owned IBM subsidiary in the wireless semiconductor design industry from 1998 until 2000. Mr. Sherman previously served on the board of directors of 3Com and AMI Semiconductor. Mr. Sherman holds a master's degree in business administration from the University of Chicago and a bachelor's degree in Economics from Emory University. We believe Mr. Sherman is well qualified to sit on our Board because of his extensive executive management, strong financial and business acumen and leadership in a large public technology company.

Wilbert van den Hoek retired from Novellus Systems, Inc. in 2008, where he was executive vice president and chief technology officer. He also served as president and chief executive officer of Novellus Development Company, LLC, a wholly owned subsidiary of Novellus Systems, Inc. from 2005 until 2008. He joined Novellus Systems, Inc. in 1990 and served in various senior executive positions until his retirement in 2008. From 1980 to 1990, he held various positions at Philips Research Laboratories. He is also a member of the board of directors of SDC Materials, a privately held company where he has served since January 2011. He is chairman of the board of directors of Replisaurus Technologies, Inc., a privately held company where he has been a member of the board of directors since 2009. From 2004 until 2006 when the company went public, he served on the board of directors of Neah Power Systems, Inc. For the past seven years he has served on Cypress's Technical Advisory Board. Since 2005, he has served on the technical advisory boards of various organizations, including Cavendish Kinetics, Inc., Innopad, Inc., Innovent Technologies, LLC and Process Relations. Mr. van den Hoek received a Doctorandus degree in Chemistry from the Rijks Universiteit Utrecht, The Netherlands in December 1979. We believe that Mr. van den Hoek is well-qualified to sit on our Board because of his extensive experience as a senior executive in the semiconductor manufacturing equipment industry and as a consultant to many semiconductor and other high technology companies, his understanding of semiconductor industry business models, segments, and competition, and his experience as a director at other technology companies.

In addition to the biographical information above regarding each nominee's specific experience, attributes, positions and qualifications, we believe that each of our director nominees has performed his duties with critical attributes such as honesty, integrity and an adherence to high ethical standards. Each of them has demonstrated strong business acumen and an ability to exercise sound judgment, as well as a commitment to the Company and its core values. Finally, we value their significant leadership and experience on other public company boards and board committees.

Required Vote

The eight (8) nominees receiving the highest number of affirmative votes of the shares present or represented and entitled to vote shall be elected as directors to serve until our next annual meeting, where they or their successors will be elected. Votes withheld from this proposal are counted for purposes of determining the presence or absence of a quorum for the transaction of business, but have no further legal effect under Delaware law.

☑ **THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE ELECTION TO THE BOARD OF EACH OF THE NOMINEES PROPOSED ABOVE.**

PROPOSAL TWO

RATIFICATION OF THE SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors, upon recommendation of the Audit Committee, has reappointed the firm of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 30, 2012, subject to ratification by our stockholders.

PricewaterhouseCoopers LLP has served as our independent registered public accounting firm since 1982. A representative of PricewaterhouseCoopers LLP is expected to be present at the Annual Meeting and will have an opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions.

Stockholder ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm is not required by our bylaws or other applicable legal requirements. However, the Board is submitting the selection of PricewaterhouseCoopers LLP to the stockholders for ratification as a matter of good corporate practice.

If the stockholders fail to ratify the selection of our independent registered public accounting firm, the Audit Committee and the Board will reconsider whether or not to retain that firm. Even if the selection is ratified, the Board, at its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interest of Cypress and its stockholders.

All fees billed to Cypress by PricewaterhouseCoopers LLP for fiscal years 2011 and 2010 were pre-approved by the Audit Committee and were as follows:

Services	2011	2010
Audit Fees	$1,750,900	$1,913,000
Audit-Related Fees	$43,000	$6,500
Tax Fees	$1,177,100	$1,264,000
All Other Fees	—	—
Total	$2,971,000	$3,183,500

Audit Fees: Includes fees associated with the annual audit of financial statements and internal control over financial reporting in compliance with regulatory requirements under the Sarbanes-Oxley Act, review of our quarterly reports on Form 10-Q, annual report on Form 10-K and periodic reports on Form 8-K, consents issued in connection with our Form S-8 filings, assistance and review with other documents we filed with the SEC, and statutory audits required internationally.

Audit-Related Fees: Audit-related services principally include employee benefit plan audits, internal control consulting, and accounting consultations not associated with the regular audit.

Tax Fees: Includes fees for tax compliance (tax return preparation assistance and expatriate tax services), general tax planning, tax-related services on acquisition and international tax consulting.

Audit Committee Pre-Approval Policy

The Audit Committee has adopted a policy that requires advance approval of all audit services, audit-related services, tax, and other services performed by the Company's independent registered public accounting firm. With the exception of certain de-minimis amounts, unless the specific service has been previously pre-approved with respect to that fiscal year, the Audit Committee must approve the permitted service before the independent registered public accounting firm is engaged to perform such services for Cypress.

Required Vote

The affirmative vote of the holders of a majority of the shares represented and entitled to vote at the meeting will be required to ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 30, 2012.

☑ **THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.**

PROPOSAL THREE

ADVISORY VOTE TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

The Dodd-Frank Act enables our stockholders to vote to approve, on an advisory (non-binding) basis, the compensation of our Named Executive Officers as disclosed in this Proxy Statement in accordance with the SEC rules. We are providing this proposal for the vote of our stockholders pursuant to section 14A of the Securities Exchange Act of 1934, as amended.

Our executive compensation programs are designed to attract, motivate, and retain our Named Executive Officers, who are critical to our success. Our executive compensation programs have played a material role in our ability to drive strong financial results and attract and retain a highly experienced, successful team to manage our company. Under these programs, our Named Executive Officers are rewarded for achieving specific annual, long-term and strategic goals, corporate goals, and realizing increased stockholder value. Please read the "*Compensation Discussion and Analysis*" for additional details about our executive compensation programs, including information about the fiscal year 2011 compensation of our Named Executive Officers.

The Compensation Committee continually reviews the compensation programs for our Named Executive Officers to ensure they achieve the desired goal of aligning our executive compensation structure with our stockholders' interests and current market practices. Our executive team has successfully managed our company through the recent economic downturn. For the fiscal year ended January 1, 2012:

- Our revenue increased 13% in fiscal 2011, far outpacing the flat growth rate for the semiconductor industry
- GAAP earnings per share increased 125% from fiscal 2010
- Non-GAAP earnings per share increased 33% from fiscal 2010
- Cash flow from operations totaled $284 million or 29% of revenue, which is the highest since 2000
- We achieved a record return on assets of 29%
- We returned $680 million in cash to our stockholders through our stock repurchase and dividend programs
- We initiated our first quarterly dividend of $0.09 per share, yielding approximately 2.2% to our stockholders
- We achieved significant major new product launches in SRAM, USB, PSOC and True Touch
- Our customer Net Promotor Score ("NPS") increased from 42% in fiscal 2010 to 70% for fiscal 2011
- Our net burn rate was 0% for fiscal 2011 and our three year average net burn rate is 0.12%
- We continue to outperform our major semiconductor benchmark, the Philadelphia Semiconductor Sector Index ("SOXX"), on a 1, 3 and 5 year basis

Our executive compensation program strikes the appropriate balance between utilizing responsible, measured pay practices and effectively incentivizing our executives to achieve long-term value creation for our stockholders. This balance is evidenced by the following:

- Our compensation programs are substantially tied to our key business objectives and the success of our stockholders;
- If the value we deliver to our stockholders declines, so does the compensation of our Named Executive Officers;

- We closely monitor the compensation programs and pay levels of executives from companies of similar size and complexity, so that we may ensure that our compensation programs are within the range of our peer group companies and market practices;
- We provide a significant part of executive compensation in performance-based incentives, including primarily performance-based restricted stock units and variable cash bonus;
- Payouts of performance-based restricted stock units are based on the achievement of a minimum financial performance metric and are capped at 100% of the total targeted share awards. If the minimum financial metric is not achieved, the shares are forfeited and are not earnable in the future;
- We have no employment, severance or golden parachute agreements with any of our Named Executive Officers and therefore, no excise tax gross-ups.

We are asking our stockholders to indicate their support for our Named Executive Officer compensation as described in this Proxy Statement. This proposal, commonly known as a "say-on-pay" proposal, gives our stockholders the opportunity to express their views on our Named Executive Officers' compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our Named Executive Officers and the philosophy, policies and practices described in this Proxy Statement. Accordingly, we ask our stockholders to vote "FOR" the following resolution at the Annual Meeting:

> "RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the Named Executive Officers, as disclosed in the Company's Proxy Statement for the 2012 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the 2011 Summary Compensation Table and the other related tables and disclosure pursuant to Item 402 of Regulation S-K of the Securities and Exchange Commission."

The say-on-pay vote is advisory, and therefore not binding on the Company, our Compensation Committee or our Board. Our Board and our Compensation Committee value the opinions of our stockholders and to the extent there is any significant vote against the Named Executive Officer compensation as disclosed in this Proxy Statement, we will consider our stockholders' concerns and our Compensation Committee will evaluate whether any actions are necessary to address those concerns.

☑ THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT PURSUANT TO THE COMPENSATION DISCLOSURE RULES OF THE SECURITIES AND EXCHANGE COMMISSION.

CORPORATE GOVERNANCE

We continue to review our corporate governance policies and practices to ensure that they comply with the requirements or suggestions of various authorities in corporate governance and the best practices of other public companies. Our business, property and affairs are managed under the direction of our Board. Members of our Board are kept informed of our business through discussions with our chief executive officer and president, our chief financial officer, our executive officers, our general counsel, and other officers and employees, and by reviewing materials provided to them and participating in meetings of the Board and its committees.

Corporate Governance Changes in Fiscal Year 2011 and for Fiscal Year 2012

Because our Board is committed to strong and effective corporate governance, it regularly monitors our corporate governance policies and practices to ensure we meet or exceed the requirements of applicable laws, regulations and rules, and the NASDAQ listing standards.

During fiscal year 2011 and for fiscal year 2012, our Board continued to enhance our corporate governance policies and practices by:

- adopting executive stock ownership guidelines; and
- adopting a clawback policy under which NEOs may be required to return incentive compensation payments to Cypress if (i) he or she engaged in intentional misconduct pertaining to any financial reporting policy, (ii) there is a material negative revision of a financial or operating measure on the basis of which incentive compensation was awarded or paid to the employee, or (iii) he or she engaged in any fraud, theft, misappropriation, embezzlement or dishonesty.

The changes made to our corporate governance policies and practices build upon our solid corporate governance structure, which is exemplified by:

- a strong independent chairman of the Board whose duties and responsibilities are set forth in our Bylaws;
- a Board that is up for election annually and has been for over 25 years;
- the charters of the Board's committees, which clearly establish the roles and responsibilities of each of the committees;
- Board committees that are comprised of and chaired solely by independent directors;
- our non-employee and independent directors meeting regularly in executive session;
- a strong risk management program with specific responsibilities assigned to management, the Board, and the Board's committees;
- a director orientation and continuing education program;
- our clear Code of Business Conduct and Ethics;
- our Corporate Governance Guidelines;
- our limitation on the use of perquisites for directors and executive officers; and
- the Compensation Committee's engagement of an independent compensation consultant.

Additional information regarding the above aspects of our corporate governance and the changes made or proposed by our Board for fiscal years 2011 and 2012 is provided in this Proxy Statement in the sections entitled "*Board Structure*" and "*Compensation Discussion and Analysis*."

Our Corporate Governance Guidelines cover, among other topics:

- director independence;

- Board structure and composition;
- Board member nomination and eligibility requirements;
- Board leadership and executive sessions;
- limitations on other Board and committee service;
- committees of the Board;
- director responsibilities;
- Board and committee resources, including access to officers and employees;
- director compensation;
- director orientation and ongoing education;
- succession planning; and
- Board and committee self evaluations.

The Corporate Governance Guidelines and the Code of Business Conduct and Ethics are posted on our web site at http://investors.cypress.com/governance.cfm.

BOARD STRUCTURE

Determination of Independence

The Board has adopted the definition of "independence" as described under the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") Section 301, Rule 10A-3 under the Securities Exchange Act of 1934 (also referred to as the "Exchange Act") and NASDAQ Rule 5605. In order to make a determination of independence of a director as required by our Corporate Governance Guidelines and the rules of the SEC, the Board determines whether a director or a director nominee has a material relationship with Cypress (either directly or indirectly as a partner, stockholder or officer of an organization that has a relationship with Cypress). Each director or director nominee completed a questionnaire, with questions tailored to the rules of NASDAQ, as well as the SEC requirements for independence. On the basis of the questionnaires completed and returned by each director, the Board determined that each of Messrs. Albrecht, Benhamou, Carney, Long, McCranie, Sherman, and van den Hoek is independent as determined under our Corporate Governance Guidelines, the rules of the NASDAQ and the SEC. The Board determined that Mr. T.J. Rodgers, our president and chief executive officer, has a material relationship with Cypress by virtue of his employment and position at Cypress and, therefore, is not independent. Apart from Mr. Rodgers, no other director has a relationship with Cypress other than through his membership on the Board and its committees.

Executive Sessions

Executive sessions of independent directors are held before each regularly scheduled meeting of our Board and at other times as necessary and are chaired by the chairman of the Board. The Board's policy is to hold executive sessions without the presence of management, including the chief executive officer, who is the only non-independent director. Except for the Operations Committee, the committees of the Board also generally meet in executive session at the end of each committee meeting. Members of the Operations Committee provide feedback to management following their attendance at the Company's quarterly operations reviews.

Meeting Attendance

In fiscal year 2011, our Board held four (4) regularly scheduled meetings. Every director attended at least 75% of the number of Board meetings, and at least 75% of the meetings of the committees of the Board on which the director served. Our "non-management" (who are all independent) directors met four (4) times in executive sessions during regularly scheduled Board meetings in the 2011 fiscal year. Mr. Benhamou presided over all executive sessions of our directors. Directors are expected, but not required to attend the annual meetings of stockholders. Except for Mr. Albrecht, all of our directors attended the 2011 Annual Meeting of Stockholders and are expected to attend the 2012 Annual Meeting.

Board Size and Membership

The Nominating and Corporate Governance Committee periodically assesses the appropriate size of the Board and whether any vacancies are expected due to retirement or otherwise. The Nominating and Corporate Governance Committee uses a variety of methods for identifying and evaluating nominees for directorships, including requests to Board members and others for recommendations. Through the process of identification and evaluation, the Nominating and Corporate Governance Committee seeks to achieve a balance of experience, knowledge, integrity and capability on the Board.

Stockholders may recommend, with timely notice, individuals for the Nominating and Corporate Governance Committee to consider as potential director candidates by submitting their names and background to the Nominating and Corporate Governance Committee, c/o Corporate Secretary, Cypress Semiconductor Corporation, 198 Champion Court, San Jose, California 95134. The Nominating and Corporate Governance Committee will consider a recommendation only if appropriate biographical information and background materials are provided on a timely basis (see "*How and when may I submit proposals for consideration at next year's annual meeting of stockholders or to nominate individuals to serve as directors for Cypress*?" in the Question and Answer section).

The qualifications of recommended director candidates will be reviewed by the Nominating and Corporate Governance Committee in accordance with the criteria set forth in our Corporate Governance Guidelines and SEC rules, whether or not a potential candidate was recommended by a security holder, the Board, management or other parties. These criteria include the candidate's skills, attributes, integrity, experience, commitment, diligence, conflicts of interest and the ability to act in the interest of all stockholders. The Nominating and Corporate Governance Committee does not assign specific weights to particular criteria and no particular criterion is necessarily applicable to all prospective nominees. Cypress believes that the skill set, backgrounds and qualifications of our directors, considered as a group, should provide a significant composite mix of experience, knowledge and abilities that will allow our Board to fulfill its responsibilities.

The process followed by the Nominating and Corporate Governance Committee to identify and evaluate nominees includes meeting from time to time to evaluate biographical information and background material relating to potential candidates and if appropriate, conducting interviews of selected candidates by members of the Nominating and Corporate Governance Committee and the Board.

Assuming that appropriate biographical and background material are provided for candidates recommended by stockholders, the Nominating and Corporate Governance Committee will evaluate nominees by following substantially the same process, and applying substantially the same criteria, as for candidates submitted by Board members.

The Board makes the final determination whether or not a stockholder-recommended candidate will be included as a director nominee for election in accordance with the criteria set forth in our Corporate Governance Guidelines. If the Board decides to nominate a stockholder-recommended candidate and recommends his or her election as a director by the stockholders, the name of the nominee will be included in Cypress's proxy statement and proxy card for the stockholders meeting at which his or her election is recommended.

Nomination Criteria and Board Diversity

In considering whether to recommend any candidate for inclusion in the Board's slate of recommended director nominees, we believe that the skill set, backgrounds and qualifications of our directors, considered as a group, should provide a significant composite mix of diversity in experience, knowledge and abilities that will allow our Board to fulfill its responsibilities. Therefore, in recommending candidates for Board nomination, the Nominating and Corporate Governance Committee makes an assessment of each candidate, including candidates recommended by a stockholder, in light of the nomination criteria set forth in the Company's Corporate

Governance Guidelines. This assessment includes the evaluation of skills, the individual's character and integrity, general business and semiconductor industry experience, direct experience in the management of a corporation that is a customer that buys from the semiconductor industry, leadership profile, strategic planning abilities and experience, aptitude in accounting or finance, expertise in domestic and international markets, industry knowledge, understanding of relevant technologies, communications and interpersonal skills, and ability and willingness to devote time as needed for Board services. The assessment is made in the context of the perceived needs of the Board from time to time.

Communications from Stockholders and Other Interested Parties

The Board will give appropriate attention to written communication on valid business issues that are submitted by stockholders and other interested parties, and will respond if and as appropriate. Absent unusual circumstances or as contemplated by committee charters, the chairman of our Board, with the assistance of the corporate secretary and internal legal counsel, (1) is primarily responsible for monitoring communications from stockholders and other interested parties, and (2) provide copies or summaries of such communications to the other directors as the chairman considers appropriate. Communications will be forwarded to all directors if they relate to substantive matters and include suggestions or comments that the chairman of our Board considers to be important for the directors to know.

Stockholders and other interested parties who wish to send communications on any relevant business topic to the Board may do so by addressing such communication to the Chairman of the Board of Directors, c/o Corporate Secretary, Cypress Semiconductor Corporation, 198 Champion Court, San Jose, California, 95134 or sending an e-mail to CYBOD@cypress.com.

INDEPENDENT DIRECTOR CONTACT

Interested parties are able to make their concerns known to the non-management independent directors by electronic mail to CYBOD@cypress.com, or in writing addressed to the Chairman of the Board of Directors, c/o Corporate Secretary, Cypress Semiconductor Corporation, 198 Champion Court, San Jose, California 95134.

BOARD LEADERSHIP STRUCTURE

Eric A. Benhamou serves as chairman of our Board of Directors. Our Board's general policy, as stated in our Corporate Governance Guidelines, is that separate persons should hold positions of chairman of the Board and chief executive officer to enhance the Board's oversight of management. Our leadership structure enhances accountability of our chief executive officer to the Board, balances power on our Board and encourages balanced decision making. We also separate the roles in recognition of the differences in roles. While the chief executive officer is responsible for the day-to-day leadership of the Company and the setting of strategic direction, the chairman of the Board provides guidance to the Board, sets the agenda for Board meetings and presides over the meetings of the full Board and the meetings of the Board's non-management directors. The Board chairman also provides performance feedback on behalf of the Board to our chief executive officer.

STOCK OWNERSHIP GUIDELINES

Directors

The Board has adopted stock ownership guidelines to more closely align the interests of our directors and named executive officers with those of our stockholders. The guidelines provide that each non-employee director should own at least 20,000 shares of common stock of the Company. Incumbent directors are expected to meet the ownership requirement by the end of 2016 and new directors are required to meet the requirement within three years of their appointment to the Board. Except for Mr. van den Hoek, all of our directors meet the stock ownership guidelines, including Mr. Rodgers, our CEO, who is an employee director. Mr. van den Hoek became a director in 2011 and is expected to meet the requirements by 2014.

Executive Officers

Our CEO is required to own Company stock having a value of at least five times his annual base salary. Our Named Executive Officers, other than the CEO, are required to own Company stock at least three times their annual base salary. Individuals have five (5) years to meet the stock ownership requirement. If the stock ownership guidelines are not met after five years, then the executive must hold all future shares that vest (net of taxes) until the stock ownership requirements have been are met. All of our Named Executive Officers meet the stock ownership guidelines for fiscal 2011.

BOARD'S ROLE IN RISK MANAGEMENT OVERSIGHT

The Board implements its risk oversight responsibilities primarily through its various committees, which receive management briefings on the potentially significant risks that the Company faces and how the Company seeks to control risk where appropriate. The Board's four committees (Audit, Compensation, Nominating and Corporate Governance and Operations) oversee those risks that are most appropriate to their charters. For example, the Audit Committee oversees risks related to internal controls, financial reporting, fraud, insurance, treasury, ethics and compliance, and litigation. The Audit Committee also oversees the activities of the Internal Audit Department that independently assesses, audits and monitors risk throughout the Company. The Compensation Committee oversees risks related to employees, compensation and use of stockholder's equity, for example. The Nominating and Governance Committee oversees risks related to corporate governance, executive management and other related areas. The Operations Committee, through attending quarterly operations review meetings, oversees risks related to operations, supply chain and customers. The full Board reviews the risk-assessment activities of all committees. In more limited cases, such as with risks of significant new business concepts and substantial entry into new markets, risk oversight is addressed as part of the full Board's engagement with our chief executive officer and management. Board members also often discuss risk as a part of their review of the ongoing business, financial, and other activities of the Company. The Board also has overall responsibility for executive officer succession planning and reviews succession plans each year.

The Board's role in the Company's risk oversight process includes receiving regular reports from members of senior management on areas of material risk to the Company, including operational, financial, legal and regulatory, human resources, employment, and strategic risks. The full Board (or the appropriate committee in the case of risks that are under the purview of a particular committee) receives these reports from the appropriate risk owner within the organization to enable it to understand our risk identification, risk management and risk mitigation strategies. When a committee receives the report, the chairman of the relevant committee reports on the discussion to the full Board during the committee reports portion of the next Board meeting if deemed significant. This enables the Board and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships.

RISK CONSIDERATIONS IN OUR COMPENSATION PROGRAMS

The Compensation Committee regularly considers the risks associated with our compensation policies and practices for employees, including those related to executive compensation programs. As part of the risk assessment, the Compensation Committee reviewed our compensation programs for certain design features that have been identified by experts as having the potential to encourage excessive risk-taking, such as compensation mix overly weighted toward annual incentives and unreasonable goals or thresholds. The Compensation Committee determined that, for all employees, our compensation programs encourage our employees to take appropriate risks and encourage behaviors that enhance sustainable value creation in furtherance of the Company's business, but do not encourage excessive risk and accordingly are not reasonably likely to have a material adverse effect on the Company. The Compensation Committee believes that because we closely link our variable compensation with attaining performance objectives, we are encouraging our employees to make decisions that should result in positive short-term and long-term returns for our business and our stockholders without providing an incentive to take unnecessary risks. The Compensation Committee, with the assistance of Buck Consultants, LLC, an independent compensation consultant, intends to continue, on an on-going basis, a process of thoroughly reviewing our compensation policies and programs to ensure that our compensation programs and risk mitigation strategies continue to discourage imprudent risk-taking activities.

BOARD COMMITTEES

The Board has an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee, and an Operations Committee. The membership and functions of each committee in 2011 are described in the table below:

Director	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	Operations Committee
T.J. Rodgers	-	-	-	-
W. Steve Albrecht	Chairman			
Eric A. Benhamou	Member	Chairman		
Lloyd Carney	Member	Member		
James R. Long		Member	Chairman	
J. Daniel McCranie			Member	Member
J. D. Sherman	Member			
Evert van de Ven (1)			Member	Chairman
Wilbert van den Hoek (2)			Member	Member

(1) Mr. van de Ven retired from the Board in May 2011.

(2) Mr. van den Hoek was elected to the Board in May 2011 and was appointed to the Nominating and Corporate Governance Committee and the Operations Committee in May 2011.

The Audit Committee

The Audit Committee operates under a written charter adopted by our Board, and was established in accordance with Exchange Act Section 3(a)(58)(A). The charter of the Audit Committee is available on our web site at http://investors.cypress.com/governance.cfm.

The Board has determined that all the members of the Audit Committee are independent as independence is defined under the rules the NASDAQ Marketplace Rule 5605. The Board determined that each member of the Audit Committee is financially literate and has accounting and/or related financial management expertise required under NASDAQ rules.

The Audit Committee consists of Messrs. Albrecht, Benhamou, Carney and Sherman, and met eight (8) times in fiscal year 2011 and each time met in executive session independently with management, our internal audit team and PricewaterhouseCoopers, our certified public accounting firm.

Our Board designated Mr. Albrecht as the "audit committee financial expert" in accordance with the requirements of the SEC and NASDAQ rules.

The responsibilities of our Audit Committee and its activities during fiscal year 2011 are described in its charter and the Report of the Audit Committee contained in this Proxy Statement.

In discharging its duties, the Audit Committee:

- reviews and approves the scope of the annual audit and the independent public accounting firm's fees;

- assists the Board in the oversight of the Company's compliance with legal and regulatory requirements;
- meets independently with our independent registered public accounting firm, internal auditors, and our senior management;
- oversees and reviews the general scope of our accounting, financial reporting, annual audit and matters relating to internal control systems, as well as the results of the annual audit and review of interim financial statements, auditor performance, qualifications and independence issues, and the adequacy of the Audit Committee charter;
- prepares an Audit Committee report as required by the SEC to be included in the Company's annual proxy statement;
- pre-approves all fees proposed by or paid to our independent registered public accounting firm;
- reviews and provides input to the risk assessment processes in the Company, which will form the basis of the annual audit plan;
- oversees the implementation of the whistleblower policy; and
- reviews SEC filings, earnings releases and other forms of significant investor communications.

The Compensation Committee

The Compensation Committee consists of Messrs. Benhamou, Carney, and Long. The Board has determined that the members of the Compensation Committee are independent as defined under NASDAQ rules. The Compensation Committee assists the Board with discharging its duties with respect to the formulation, implementation, review and modification of the compensation of our directors, officers and senior executives, and the preparation of the annual report on executive compensation for inclusion in our proxy statement.

The Compensation Committee, through delegation by the Board, has overall responsibility for the following:

- establishing the specific performance objectives for our chief executive officer and subsequently evaluating his compensation based on achievement of those objectives;
- approval of performance objectives for our executive officers;
- formulating, implementing, reviewing, and modifying the compensation of the Company's directors and executive officers;
- recommending to the Board for approval the Company's compensation plans, policies and programs;
- reviewing and approving the Company's Compensation Discussion and Analysis ("CD&A") for inclusion in the proxy statement;
- reviewing, revising in its discretion, and approving the annual merit and stock budgets for focal salary increases and equity grant awards for all eligible employees;
- reviewing the annual benefit changes made by the Company with respect to its employees;
- providing feedback to the chief executive officer on his performance;
- overseeing the stock plans of the Company's subsidiary companies;
- overseeing and monitoring executive succession planning for the Company; and
- periodic risk analysis of the Company's compensation policies and programs, including implementing the clawback policy.

In discharging its duties, the Compensation Committee retains the services of compensation consultants in order to have independent, expert perspectives on matters related to executive compensation, Company and executive performance, equity plans and other issues. The Compensation Committee has the sole authority to determine the scope of services for these consultants and may terminate the consultants' services at any time. The fees of these consultants are paid by the Company. In 2011, the Compensation Committee retained the services of Buck Consultants, LLC for various compensation-related services, including comparing our director compensation with the compensation of directors of our peer group companies.

No officer of the Company was present during discussions or deliberations regarding that officer's own compensation. Additionally, the Compensation Committee sometimes meets in executive session with its independent consultant to discuss various matters and formulate certain final decisions, including those regarding the performance and compensation of the chief executive officer.

The Compensation Committee held eight (8) meetings during our 2011 fiscal year. The Report of the Compensation Committee is contained in this Proxy Statement. The charter for our Compensation Committee is posted on our web site at http://investors.cypress.com/governance.cfm.

The Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee consists of Messrs. Long, McCranie, and van den Hoek. The Board determined that the members of the Committee are independent as defined under the rules of NASDAQ. The purpose of the Nominating and Corporate Governance Committee is to:

- identify and evaluate individuals qualified to become Board members;
- recommend to the Board the persons to be nominated by the Board for election as directors at the annual meeting of stockholders, including any nomination of qualified individuals properly submitted by stockholders of the Company;
- develop, maintain and recommend to the Board a set of corporate governance principles;
- oversee the annual self-evaluation process of the Board and other Board committees;
- ensure that stockholder proposals, when approved, are implemented as approved;
- make recommendations to the Board on Board and Board committee membership; and
- oversee the directors continuing education program.

The Nominating and Corporate Governance Committee is authorized to retain advisers and consultants and to compensate them for their services. The Nominating and Corporate Governance Committee did not retain any such advisers or consultants during fiscal year 2011.

The Nominating and Corporate Governance Committee held three (3) meetings during fiscal year 2011. The charter for our Nominating and Corporate Governance Committee is posted on our web site at http://investors.cypress.com/governance.cfm.

The Operations Committee

The Operations Committee consists of Messrs. McCranie and van den Hoek. The purpose of the Operations Committee is to:

- review strategic proposals and provide advice and counsel to Cypress regarding daily business operations; and
- present to the management of the Company and the Board an independent assessment of Cypress's business operations and practices.

To discharge their responsibilities, members of the Operations Committee attend various quarterly operations reviews and provide advice and counsel to the Company's management. The charter of the Operations Committee is posted on our web site at http://investors.cypress.com/governance.cfm.

Printed copies of the Corporate Governance Guidelines document, the Code of Business Conduct and Ethics, and the charters of the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee, and the Operations Committee are also available to any stockholder upon written request to:

Brad W. Buss
Corporate Secretary
Cypress Semiconductor Corporation
198 Champion Court
San Jose, California 95134

COMPENSATION OF DIRECTORS

Non-Employee Director Cash Compensation

Our non-employee directors are paid an annual cash retainer for serving on the Board, plus additional cash retainers based on their committee service. The table below shows the cash compensation for our non-employee Board members in fiscal 2011.

Position	**2011 Annual Fees**[1]
Non-employee director retainer	$50,000
Board chairman	$30,000
Audit Committee chairman	$20,000
Audit Committee member	$15,000
Compensation Committee chairman	$15,000
Compensation Committee member	$10,000
Nominating and Corporate Governance Committee chairman	$5,000
Nominating and Corporate Governance Committee member	$5,000
Operations Committee	$2,500 per attendance at the Company's quarterly operations meetings

In addition to the retainer and meeting fees described above, non-employee directors are also reimbursed for travel and other reasonable out-of-pocket expenses related to attendance at Board and committee meetings, business events on behalf of Cypress, and seminars and programs on subjects related to their responsibilities.

Non-Employee Director Equity Compensation

Upon their initial appointment to the Board, each non-management director is granted restricted stock units equivalent to $525,000 divided by the trading price of one share of common stock on the date of the acceptance of the director's appointment, rounded to the nearest whole share ("Initial Grant"). The Initial Grant vests annually over a period of three (3) years from the date of grant.

Each outside director who was an outside director on the date of the prior year's annual stockholder meeting is automatically granted a fully vested restricted stock units under the 1994 Stock Plan, that is equivalent to $175,000 divided by the trading price of one share of common stock on the date of the Company's regularly scheduled annual stockholders meeting, rounded down to the nearest whole share ("Annual Grant"). Each outside director who was not an outside director on the date of the prior year's meeting annual stockholder meeting is automatically granted an Annual Grant that is pro-rated based on the number of months from the date of the Initial Grant to the date of his or her re-election.

Non-Employee Director Stock Ownership Requirement

The Board has established Non-Employee Director Ownership Requirement pursuant to which non-employee directors are required to own 20,000 shares of common stock of the Company. Incumbent directors are expected to meet the ownership requirement by the end of 2016 and new directors are required to meet the requirement within three years of their appointment. All directors except for Mr. van den Hoek, who joined the Board in 2011, meet the stock ownership guidelines. For more information about the Company's stock ownership guidelines, please refer to "*Corporate Governance - Stock Ownership Guidelines*."

[1] Except for the Operations Committee fees which are paid per meeting.

DIRECTOR COMPENSATION

Fiscal Year Ended January 1, 2012

Name	Year	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
W. Steve Albrecht[3]	2011	85,000	174,982	-	-	-	0	259,982
Eric A. Benhamou[4]	2011	120,000	174,982	-	-	-	0	294,982
Lloyd Carney[5]	2011	75,000	174,982	-	-	-	0	249,982
James R. Long[6]	2011	70,000	174,982	-	-	-	0	244,982
J. Daniel McCranie[7]	2011	110,000	174,982	-	-	-	0	284,982
J. D. Sherman[8]	2011	65,000	174,982	-	-	-	0	239,982
Evert van de Ven[9]	2011	46,250	-	-	-	-	5,000[10]	51,250
Wilbert van den Hoek[11]	2011	83,750	547,869[12]	-	-	-	13,750[13]	645,369

1. Amounts shown do not reflect compensation actually received by the directors. Instead, the value reported in the "Stock Awards" column represents the aggregate grant date fair value of awards granted in fiscal 2011, as determined pursuant to FASB Accounting Standards Codification 718 (also referred to as "ASC 718"). Except for Mr. van den Hoek, amount shown for each director reflects the grant date fair value of a grant for 8,001 shares made on May 13, 2011. The directors had the following number of unvested restricted stock units at the end of fiscal 2011: each of Messrs. Albrecht, Benhamou, Carney, Long and McCranie, 24,723 shares; Mr. Sherman, 29,864 shares; Mr. van de Ven, 0 shares; and Mr. van den Hoek, 25,005 shares.

2. No stock option awards were granted to our directors in fiscal year 2011. The following aggregate number of option awards were outstanding at the end of fiscal 2011: Mr. Albrecht, 92,018 shares; Mr. Benhamou, 164,808 shares; Mr. Carney, 37,808 shares; Mr. Long, 157,606 shares; Mr. van de Ven, 10,888 shares; and each of Messrs. McCranie, Sherman and van den Hoek, 0 shares.

3. Amount includes $50,000 Board retainer fee, $20,000 Audit Committee chairman fee, and $15,000 Audit committee member fee.

4. Amount includes $50,000 Board retainer fee, $30,000 for Board chairmanship, $15,000 Audit Committee member fee, $15,000 Compensation Committee chairman fee, and $10,000 Compensation Committee member fee.

5. Amount includes $50,000 Board retainer fee, $15,000 Audit Committee member fee, and $10,000 Compensation Committee member fee.

6. Amount includes $50,000 Board retainer fee, $10,000 Compensation Committee member fee, $5,000 Nominating and Corporate Governance Committee chairman fee, and $5,000 Nominating and Corporate Governance member fee.

7. Amount includes $50,000 Board retainer fee, $5,000 Nominating and Corporate Committee member fee, and $55,000 for attendance at our operations review meetings as member of the Operations Committee.

8. Amount includes $50,000 Board retainer fee, and $15,000 Audit Committee member fee.

9. Amount includes $13,750 Board retainer fee and $37,500 for attendance at our operations review meetings as member of the Operations Committee. Mr. van de Ven retired from the Board in May 2011.

10. Represents fees earned as a member of the Company's Technology Advisory Board following his retirement from the Board.

11. Amount includes $37,500 Board retainer fee, $3,750 Nominating and Corporate Committee member fee, and $42,500 for attendance at our operations review meetings as member of the Operations Committee. Mr. van den Hoek joined the Board in May 2011.

12. Reflects the grant date fair value for both a grant for 1,000 shares made on February 8, 2011 for membership on the Company's Technology Advisory Board and a grant for 24,005 shares made on May 13, 2011, upon Mr. van den Hoek's initial appointment to the Board.

13. Represents fees earned for attendance at the operations review meetings of the Operations Committee prior to becoming a member of the Company's Board of Directors.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee of Cypress's Board of Directors serves as the representative of the Board of Directors with respect to its oversight of:

- Cypress's accounting and financial reporting processes and the audit of Cypress's financial statements;
- the integrity of Cypress's financial statements;
- Cypress's internal controls and the audit of management's assessment of the effectiveness of internal control over financial reporting;
- Cypress's compliance with legal and regulatory requirements;
- the independent registered public accounting firm's appointment, qualifications and independence; and
- the performance of Cypress's internal audit function.

The Audit Committee also reviews the performance of Cypress's independent registered public accounting firm, PricewaterhouseCoopers LLP, in the annual audit of financial statements and internal control over financial reporting and in assignments unrelated to the audit, and reviews the independent registered public accounting firm's fees.

The Audit Committee provides the Board such information and materials as it may deem necessary to make the Board aware of financial matters requiring the attention of the Board. The Audit Committee reviews the Company's financial disclosures and meets privately, outside the presence of our management, with our independent registered public accounting firm and our internal auditors to discuss our internal accounting control policies and procedures. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements in our Annual Report on Form 10-K for our fiscal year ended January 1, 2012, with management including a discussion of the quality and substance of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. In addition, the Audit Committee reviewed the results of management's assessment of the effectiveness of Cypress's internal control over financial reporting as of January 1, 2012. The Audit Committee reports on these meetings to our Board.

The charter of the Audit Committee is available at our web site at:

http://investors.cypress.com/documentdisplay.cfm?DocumentID=6355

Cypress's management has primary responsibility for preparing Cypress's financial statements and for its financial reporting process. In addition, management is responsible for establishing and maintaining adequate internal control over financial reporting. Cypress's independent registered public accounting firm is responsible for expressing an opinion on the conformity of Cypress's financial statements to generally accepted accounting principles and on the effectiveness of Cypress's internal control over financial reporting.

The Audit Committee hereby reports as follows:

(1) The Audit Committee has reviewed and discussed the audited financial statements for fiscal year 2011 with Cypress's management.

(2) The Audit Committee has discussed with PricewaterhouseCoopers LLP, the independent registered public accounting firm for Cypress, the matters required to be discussed by the Statement on Audit Standards No. 61, as amended (AICPA, *Professional* Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

(3) The Audit Committee has received the written disclosures and the letter from PricewaterhouseCoopers LLP for Cypress as required by applicable requirements of the Public Company Accounting Oversight Board regarding PricewaterhouseCoopers LLP's communications with the Audit Committee concerning independence, and has discussed with PricewaterhouseCoopers LLP its independence.

Based on the review and discussion referred to in items (1) through (3) above, the Audit Committee recommended to Cypress's Board of Directors and the Board approved, that the Company's audited financial statements be included in Cypress's Annual Report on Form 10-K for the fiscal year ended January 1, 2012 for filing with the SEC. The Audit Committee also recommended the reappointment of PricewaterhouseCoopers LLP as Cypress's independent registered public accounting firm for fiscal year 2012.

Each member of the Audit Committee is independent as defined under the NASDAQ listing standards.

AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

W. Steve Albrecht, Chairman
Eric A. Benhamou
Lloyd Carney
J. D. Sherman

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our common stock as of February 15, 2012 (except as described below) by:

- each of our directors;
- our chief executive officer, our chief financial officer and each of the three other most highly compensated individuals who served as our executive officers at fiscal year-end (the "Named Executive Officers");
- all individuals who served as directors or executive officers at fiscal year-end as a group; and
- each person (including any "group" as that term is used in Section 13(d)(3) of the Exchange Act of 1934, as amended) who is known by us to own beneficially more than 5% of our common stock.

Directors, Officers and 5% Stockholders	Shares Beneficially Owned	
Directors		**Percent[1]**
T.J. Rodgers[2]	12,421,485	7.76%
W. Steve Albrecht[3]	167,911	*
Eric A. Benhamou[4]	280,381	*
Lloyd Carney[5]	118,701	*
James R. Long[6]	265,479	*
J. Daniel McCranie	52,631	*
J. D. Sherman	22,932	*
Wilbert van den Hoek	2,000	*
		*
Named Executive Officers		
Brad W. Buss[7]	1,377,042	*
Paul Keswick[8]	1,142,611	*
Christopher Seams[9]	1,595,441	1.02%
Norman Taffe[10]	455,055	*
All directors and executive officers at fiscal year-end as a group[11]	18,942,281	11.54%
5% Stockholders		
FMR LLC[12] 82 Devonshire Street Boston, Massachusetts 02109	23,785,232	15.36%
The Bank of New York Mellon Corporation[13] One Wall Street, 31st Floor, New York, New York 10286	9,978,330	6.44%
The Vanguard Group, Inc.[14] 100 Vanguard Blvd. Malvern, PA 19355	8,577,560	5.54%
BlackRock, Inc.[15] 40 East 52nd Street New York, New York 10022	7,923,382	5.12%

* Less than 1%. See footnotes on the next page.

1. For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of 154,847,904 shares of common stock outstanding as of February 15, 2012, plus the number of shares of common stock that such person or group had the right to acquire within 60 days after February 15, 2012.
2. Includes 7,233,796 shares of common stock held by Mr. Rodgers and options to purchase 4,643,581 shares of common stock, which are exercisable within 60 days of February 15, 2012. Also includes 52,160 shares of common stock held indirectly as well as 491,948 restricted stock awards that are scheduled to vest within 60 days of February 15, 2012.
3. Represents 75,893 shares of common stock held directly by Mr. Albrecht and options to purchase 92,018 shares of common stock, which are exercisable within 60 days of February 15, 2012.
4. Represents 115,573 shares of common stock held directly by Mr. Benhamou and options to purchase 164,808 shares of common stock, which are exercisable within 60 days of February 15, 2012.
5. Represents 80,893 shares of common stock held directly by Mr. Carney, and options to purchase 37,808 shares of common stock, which are exercisable within 60 days of February 15, 2012.
6. Represents 107,873 shares of common stock held directly by Mr. Long and options to purchase 157,606 shares of common stock, which are exercisable within 60 days of February 15, 2012.
7. Represents 638,014 shares of common stock held directly by Mr. Buss, options to purchase 431,562 shares of common stock, which are exercisable within 60 days of February 15, 2012, and 307,466 restricted stock units that are scheduled to vest within 60 days of February 15, 2012.
8. Represents 470,195 shares of common stock directly held by Mr. Keswick, options to purchase 426,442 shares of common stock, which are exercisable within 60 days of February 15, 2012, and 245,974 restricted stock units that are scheduled to vest within 60 days of February 15, 2012.
9. Represents 559,623 shares of common stock held directly by Mr. Seams, options to purchase 789,844 shares of common stock, which are exercisable within 60 days of February 15, 2012, and 245,974 restricted stock units that are scheduled to vest within 60 days of February 15, 2012.
10. Represents 187,104 shares of common stock held directly by Mr. Taffe, options to purchase 56,568 shares of common stock, which are exercisable within 60 days of February 15, 2012, and 211,383 restricted stock units that are scheduled to vest within 60 days of February 15, 2012.
11. Includes 9,616,817 shares of common stock held directly or indirectly by our directors, executive officers, and their family members. Also includes options to purchase 7,417,200 shares of common stock exercisable as of February 15, 2012, and 1,908,264 restricted stock and restricted stock units which are scheduled to vest within 60 days of February 15, 2012.
12. The ownership information set forth in the table is based on information contained in a statement on Schedule 13G/A filed on February 14, 2012, with the SEC by FMR LLC. FMR LLC has sole voting power with respect to 346,596 shares and sole dispositive power with respect to 23,785,232 shares or common stock.
13. The ownership information set forth in the table is based on information contained in a statement on Schedule 13G filed on January 30, 2012, with the SEC by The Bank of New York Mellon Corporation. The Bank of New York Mellon Corporation has sole voting power with respect to 8,700,846 shares, shared voting power with respect to 3,050 shares, sole dispositive power with respect to 9,874,840 shares and shared dispositive power with respect to 20,920 shares.
14. The ownership information set forth in the table is based on information contained in a statement on Schedule 13G filed on February 8, 2012, with the SEC by The Vanguard Group, Inc. The Vanguard Group, Inc. has sole voting power with respect to 109,791 shares, sole dispositive power with respect to 8,467,769 shares and shared dispositive power with respect to 109,791 shares.
15. The ownership information set forth in the table is based on information contained in a statement on Schedule 13G/A filed on February 13, 2012, with the SEC by BlackRock, Inc. has sole voting and sole dispositive power with respect to 7,923,382 shares.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis ("CD&A")

Introduction

This section describes the compensation decisions and programs for our chief executive officer, our chief financial officer and our three most highly compensated executive officers employed at the end of fiscal year 2011. These executives are referred to in this section as our Named Executive Officers or NEOs. Our NEOs for fiscal year 2011 were:

- T.J. Rodgers - President and Chief Executive Officer
- Brad W. Buss - Chief Financial Officer and Executive Vice President of Finance and Administration
- Paul Keswick - Executive Vice President New Product Development
- Christopher Seams - Executive Vice President Sales and Marketing; and
- Norman Taffe - Executive Vice President Consumer and Computation Division

In this CD&A section, the terms "we," "our," and "us" refer to management, the Company and sometimes as applicable, the Compensation Committee ("Committee") of the Company's Board of Directors (the "Board").

Overview

Financial Performance

Fiscal 2011 was a very successful year for us even with the significant macroeconomic turmoil that occurred for most of the year. The Company's execution on its new product strategy, led by our touchscreen controllers and our tight expense controls, allowed us to have a successful 2011 and achieve financial results much better than our peer group. Some of the major financial highlights are as follows:

- Our revenue increased 13% in fiscal 2011, far outpacing the relatively flat growth rate for the semiconductor industry
- GAAP earnings per share increased 125% from fiscal 2010
- Non-GAAP earnings per share increased 33% from fiscal 2010
- Cash flow from operations totaled $284 million or 29% of revenue, which is the highest since 2000
- We achieved a record return on assets of 29%
- We returned $680 million in cash to our stockholders through our stock repurchase and dividend programs
- We initiated our first quarterly dividend of $0.09 per share, yielding approximately 2.2% to our stockholders
- We achieved significant major new product launches in SRAM, USB, PSOC and True Touch
- Our customer Net Promotor Score ("NPS") increased from 42% in fiscal 2010 to 70% for fiscal 2011
- Our net burn rate was 0% for fiscal 2011 and our three year average net burn rate is 0.12%

This is also the seventh (7th) year in a row that our stock performance has outperformed the SOXX, our major semiconductor benchmark index. Since our $2.6 billion spin-off of SunPower Corporation to our stockholders in 2008 and through our 2011 fiscal year end, our common stock has appreciated by 224%. Our stock price for fiscal 2011 was very volatile and our stock price ranged from a high of $23.26 to a low of $13.92 and closed at $16.89 at the end of fiscal 2011. We believe that the macroeconomic issues and equity risk concerns tended to drive stock prices rather than company specific fundamentals. Although our stock performance for fiscal 2011 was negative, we did outperform our major benchmark, the SOXX Index, by 2.41 percentage points, or 20.9%. On a three and five year basis we exceeded the SOXX by 206% and 552%, respectively, as shown below.

2011 Stock Appreciation (Stock prices 12/30/2011 vs. 12/31/2010)


10%
5%
0%
-5%
-10%
-15%
-20%
CY
SOXX
NASDAQ
S&P 500
DOW

Three-Year Stock Appreciation (Stock Prices 12/30/2011 vs. 12/31/2008)


300%
250%
200%
150%
100%
50%
0%
CY
SOXX
NASDAQ
S&P 500
DOW

Five-Year Stock Appreciation (Stock Prices 12/30/2011 vs. 12/29/2006)


600%
500%
400%
300%
200%
100%
0%
-100%
CY
SOXX
NASDAQ
S&P 500
DOW

2011 Compensation Summary

During fiscal 2011 the Company made no major changes to its pay-for-performance compensation philosophy or to the main financial targets of its compensation elements. While the total compensation for our NEOs in the Summary Compensation Table is an increase from the prior year it is primarily due to the value of the performance-based restricted stock award as calculated under the SEC rules and does not reflect compensation actually paid to our executive officers.

Base Salary – our CEO did not receive an increase in his base salary in fiscal 2011 and has not had a salary increase since 2006. Our other NEO's received modest salary increases in fiscal 2011 ranging between 2.8% and 4.2%, consistent with the rest of our employees and the competitive market.

Performance-Based Incentive Cash Compensation – there were no changes to the percentage of base salary targets for any of our NEOs during fiscal 2011. The financial target (percentage of non-GAAP profit before taxes) under the cash incentives plans was increased from the prior year by 20% and this target increase, as well as not meeting various individual performance goals, resulted in lower incentive cash compensation to our NEOs in fiscal 2011 versus fiscal 2010.

Performance-Based Restricted Stock ("PARS") – there was no change to the number of targeted shares that could be earned in fiscal 2011 versus fiscal 2010 for any NEO. The increases in value shown in the "Stock Award" column in the Summary Compensation Table are solely due to an increase in the underlying stock price that forms the main variable for the non-cash stock based compensation charge that the Company is required to take and does not reflect actual compensation received by any of the NEOs. The underlying stock price change from fiscal 2010 to fiscal 2011, depending on the performance based milestone, increased from $9.00 to $11.07 an increase of 23% for milestone #1 which accounted for 30% of the targeted shares, and $11.83 to $20.09 an increase of 70% for milestone #2-4 which accounted for 70% of the targeted shares and the majority of the increase in the stock based compensation charge. The actual number of shares earned by the NEO's in fiscal 2011 actually decreased 25% from fiscal 2010 and was also the lowest number of shares earned over the last five years under this grant. The actual dollar value earned by the NEO's was 23% lower than the dollar amount shown below in the Summary Compensation Table due to milestone #1 not being achieved and all other milestones achieving below target.

CEO Compensation

Consistent with the Company's philosophy on pay-for-performance, in fiscal 2011, over 90% of Mr. Rodger's total direct compensation was in the form of variable compensation, comprised of performance-based quarterly and annual incentive cash bonuses and performance-based restricted stock units. In 2011, Mr. Rodgers received an average achievement of 72% under his incentive cash bonus plan and 74.6% achievement under the performance-based restricted stock unit program, levels lower than in fiscal 2010. Mr. Rodgers did not receive any new additional equity awards in fiscal 2011 and has not received any new equity awards since 2008. In addition, while other named executive officers received modest increases in base salary in fiscal 2011, Mr. Rodgers did not receive an increase in his base salary in 2011. Mr. Rodgers also currently owns 7.2 million shares of the Company's common stock, over 4% of the Company's outstanding stock.

Compensation Practices

The following highlights the Company's philosophy on executive compensation:

Pay-for-Performance. Over 90% of our NEOs' target total direct compensation is in the form of variable compensation, comprised of quarterly and annual incentive cash bonuses and performance-based restricted stock units. None of our NEO's have received any time or service based stock awards for over five years. This aligns executive compensation with stockholder interests by tying a significant majority of total direct compensation to achieving performance goals. Both our variable cash and equity incentive awards are 100% performance-based and are structured around very stringent and aggressive goals and by design are very rewarding when the goals are achieved and if not, no payout is earned. As shown in the following chart, the performance-based incentives constitute by far the largest portion of potential compensation for the Named Executive Officers:


NEO Pay Mix
Salary
Performance-based Equity Awards
Incentive Cash Compensation
All Other Compensation
4% 0% 5%
91%

The percentages above were calculated using base salary, incentive cash compensation, grant date fair value of equity awards (not cash actually received), and all other compensation as reported in the Summary Compensation Table.

Other Compensation Limited. We limit all other compensation to our Named Executive Officers. For example, the Company does not provide a defined benefit pension plan, a match to employee contributions to our 401(k) plan or any disclosable perquisites.

No Employment and Severance Agreements. Our Named Executive Officers do not have employment, severance or change-of-control agreements. They serve at the will of the Board, which enables us to set the terms of any termination of employment.

Prohibition on Derivative Trading. We prohibit derivative transactions in our Company stock by executive officers and directors, including engaging in any short sales or put options.

Other highlights of our compensation practices for fiscal 2011 include:

Clawback Policy. In November 2011, we adopted a clawback policy under which our Named Executive Officers may be required, subject to the Committee's discretion, to return incentive compensation payments to us if (i) he or she engaged in intentional misconduct pertaining to any financial reporting policy, (ii) there is a material negative revision of a financial or operating measure on the basis of which incentive compensation was awarded or paid to the employee, or (iii) he or she engaged in any fraud, theft, misappropriation, embezzlement or dishonesty.

Executive Stock Ownership Guidelines. We recently adopted executive stock ownership guidelines. Under these guidelines, our CEO is required to own Company stock having a value of at least five times his annual base salary. Our NEOs, other than the CEO, are required to own Company stock having a value at least three times their annual base salary. Individuals have five (5) years to meet the stock ownership requirement. If the stock ownership guidelines are not met after five years, then the executive must hold all future shares that vest (net of taxes) until the stock ownership requirements have been are met. All of our Named Executive Officers are currently in compliance with the stock ownership requirement and our CEO currently owns 7.2 million shares and has the majority of his personal wealth invested in Cypress common stock.

Low Net Burn Rate. During 2011 we managed our net burn rate (the number of equity awards granted, reduced by forfeitures and cancellations, as a percentage of weighted average basic shares outstanding at fiscal year end) to approximately 0%. During this period, we also significantly reduced our outstanding shares by 35.6 million shares through our aggressive stock buyback program and our desire to return excess cash to stockholders. We believe it is important for investors to look at net burn rate after taking into consideration the impact of the stock buybacks. On a three year look back basis, our net burn rate continues to be well managed and averaged 0.12%,the lowest three year average in the Company's history.

Details about these actions and the reasons behind these various compensation practices are described further below under "*Elements of Compensation*," "*Fiscal 2011 Compensation Actions*" and "*Other Compensation Practices*."

Compensation Philosophy and Objectives

The Committee's philosophy is to target total Named Executive Officer compensation at approximately the 50th percentile among our named peer group companies. A large component of that total compensation is comprised of 100% at-risk incentive cash compensation and equity compensation such that in years when our executives have high performance, they may be paid above the target and in years when they have low performance, they will be paid below the target. The Committee's general policy is to pay approximately median (or 50th percentile) base salary, but to place more emphasis on performance-based compensation (cash and equity) and how it is earned, such that a large percentage of our Named Executive Officer compensation is at risk. Therefore, because of the larger percentage of pay at risk and aggressiveness of our goals, our executive officers can be paid above our targeted median percentile when compared with our peer companies, but only based on superior performance relative to these peer group companies.

Our executive officers earn their variable, performance-based compensation under our incentive cash compensation and equity programs. The performance targets under these programs are aggressive and pre-determined both at the corporate level, through corporate goals and at a personal level through individual goals set for the applicable period. The payout may be robust or meager depending on the level of goal achievement. If the goals are achieved at a high level, the total compensation for our Named Executive Officers could approximate the 75th percentile or more of the total compensation for similar positions in our peer group companies. Conversely, if the performance targets are not achieved under the performance-based cash or equity compensation programs, the total compensation for our Named Executive Officers is significantly diminished and falls well below the 50th percentile.

The compensation programs for our executives are designed to achieve the following objectives:

Attract and Retain Top Talent — to compete effectively for the highest quality of people who will determine our long-term success. We have structured our executive compensation program to be competitive with compensation paid by companies in the same market for executive talent which may include public and private companies.

Pay-for-Performance — to align executive compensation with Company, business unit and individual performance on both a short-term and long-term basis. Approximately 90% of our NEOs' target total direct compensation is in the form of variable compensation, comprised of quarterly and annual incentive cash bonuses and performance-based restricted stock units, which aligns executive compensation with shareholder interests by tying a significant majority of total direct compensation to achieving performance goals. Both our variable cash and equity incentive awards are structured around very stringent, aggressive and measureable goals and by design are very rewarding when the goals are achieved and if not, no payout is earned. In considering our pay structure for the CEO, CFO and other NEOs relative to our pay-for-performance policy, we also compared changes in compensation relative to one and three year total stockholder return ("TSR"), both at Cypress and our peer group companies. The data showed that Cypress stock price clearly outperformed the stock price at our peer group companies and in fact over a three year period, TSR for Cypress exceeded the TSR at all peer group companies. This reinforced our continued commitment to our pay-for-performance philosophy and our current pay structure.

We generally administer an annual focal review process to determine employee (including our executive officers) compensation. By using a ranking system in the annual focal review, we reinforce the direct and meaningful link between individual performance and rewards. Therefore, the higher an executive officer is ranked, the more likely they will receive a greater percentage increase in both equity and cash compensation.

Finally, the Committee considers the results of the annual advisory 'say-on-pay' vote. At our 2011 Annual Meeting, over 75% of our stockholders approved the executive compensation program described in our 2011 proxy statement and our compensation programs did not change for fiscal 2011. After considering this strong stockholder support, the Committee has decided to continue to implement this effective pay-for-performance program.

2011 Peer Group Companies

The Committee compares our executive compensation program, including base salary, total cash compensation and equity awards, with compensation paid by a peer group consisting of a broad range of high technology companies with which Cypress typically competes for executive talent. The Committee reviews the composition of the peer group on an annual basis. Our peer group companies for 2011 are listed in the table below:

Peer Group Companies in 2011	
Altera Corporation	Marvell Technology Group Limited
Analog Devices, Inc.	Microchip Technology Inc.
Atmel Corporation	National Semiconductor Corporation
Avago Technologies	NVIDIA Corporation
Broadcom Corporation	ON Semiconductor Corporation
Integrated Device Technology Inc.	PMC-Sierra, Inc.
Linear Technology Corporation	SanDisk Corporation
LSI Corporation	Xilinx, Inc.

Data gathered on the peer group by the independent compensation consultant includes base salary, bonus, targeted cash compensation, equity awards and total direct compensation. Deferred compensation plans and other benefits generally are not considered.

In assembling the fiscal 2011 peer group, the Committee considered companies that met the following criteria: (1) companies that compete with Cypress for key leadership talent; (2) companies with global operations; and (3) companies based in the U.S. with significant levels of resources dedicated to research and development. Notably, Cypress is smaller in terms of revenue, total assets and market capitalization than some of its peer group companies, so that is taken into account by the Committee when comparing total direct compensation between the peer group companies and Cypress. In reviewing the peer group for appropriateness, for 2011 as compared to 2010, Avago Technologies was added to our peer group companies because it fit the scope criteria used to select our peer group companies. The Committee generally intends to continue using this peer group for fiscal 2012 except for National Semiconductor Corporation, which has merged with Texas Instruments. We will make changes to the peer group as needed to reflect mergers, split-ups, spin-offs, or other significant corporate transactions involving the peer group companies.

Elements of Compensation

The components of our executive compensation program are: (i) base salary; (ii) variable and at-risk incentive cash compensation; (iii) performance-based equity awards; and (iv) limited benefit programs such as our deferred compensation plans. We also offer standard health benefits and an employee stock purchase program to all our employees.

Below is a description of each of our elements of compensation, their objectives and their key features.

Compensation Element	Objectives	Key Features
Base Salary	To provide a fixed level of cash compensation to reward demonstrated experience, skills and competencies relative to the market value of the job.	Targeted at the 50th percentile of our peer group companies, but varies based on skills, experience and other factors. Adjustments are considered annually based on individual performance, level of pay relative to the market, and internal pay equity.
Performance-Based Incentive Cash Compensation (KEBP, PBP & DBP)	Rewards annual corporate and individual performance and achieving strategic goals. Aligns NEOs' interests with those of our stockholders by promoting strong annual results through increased profit margin, operating efficiency and achieving personal goals. Retains NEOs by providing market-competitive compensation.	Quarterly and annual cash incentive payments are based upon the achievement of financial targets (percentage of non-GAAP profit before taxes) and individual performance goals. These cash incentive payments are also subject to the CEO achieving a certain level of performance. Therefore, any cash payout under this program is 100% performance-based. Annual cash incentive awards can vary from 0% to 200% of the target amount.
Performance-Based Restricted Stock (PARS)	Aligns NEOs' interests with long-term stockholder interests by linking part of each NEOs compensation to long-term corporate performance. Provides opportunities for wealth creation and ownership, which promotes retention and enables us to attract and motivate our NEOs. Retention of NEOs through multi-year vesting of equity grants and annual performance periods.	Targeted at a level that will provide total direct compensation (base + annual incentive + equity awards) approximating above the 75th percentile of our peer group's total direct compensation but only if performance targets are achieved. PARS for our NEOs were awarded in 2007 and were earned over five years upon the achievement of certain annual performance targets. None of our NEOs received any additional standard awards for four years following the 2007 award. In February 2012, the Committee approved new equity awards under the 2012 PARS program as described in "*Fiscal 2012 Executive Compensation Actions*" below that will decrease substantially the number of shares available to be earned on an annual basis.
Non-Qualified Deferred Compensation	To provide retirement savings in a tax-efficient manner.	NEOs can elect to defer up to 100% of their annual incentive cash payments or defer a portion of their base salaries. Balances in the deferred compensation plan are unfunded obligations and at risk. Investment returns on balances are linked to the returns of mutual funds and do not generate any above market returns. The Company does not guarantee any return or provide any matching contributions.

Base Salary. Base salaries for our Named Executive Officers depend on the scope of their responsibilities, their leadership skills and values, their performance and length of service. Decisions regarding salary increases are affected by the NEOs current salary and the amounts paid to their peers within and outside the Company.

Performance-Based Incentive Cash Compensation. We maintain three (3) performance-based incentive cash bonus plans. The Key Employee Bonus Plan ("KEBP"), in which all of our NEOs participate in except our CEO; the Performance Bonus Plan ("PBP"), in which our CEO is the only participant; and the Design Bonus Plan ("DBP") in which Mr. Keswick, our Executive Vice President of New Product Development, is the only NEO participant as it is a bonus plan available only to our design and certain product development engineers.

Below is a summary of each of these incentive cash compensation plans. For actual fiscal 2011 payments under each of these plans, please refer to *"Fiscal 2011 Executive Compensation Actions."*

Key Employee Bonus Plan

Eligible senior and otherwise high-performing employees, including our Named Executive Officers, except our chief executive officer, participate in KEBP. KEBP can pay out quarterly and annually and is a key part of our variable compensation structure. The objective of KEBP is to provide variable cash incentives to eligible participants. Each KEBP participant is placed at an incentive level, which determines the percentage of that individual's base salary he or she is eligible to earn over the course of the year. Payout under the KEBP is subject to achieving corporate performance objectives, individual performance objectives and CEO or executive officer performance. Therefore, payout can be drastically reduced or eliminated altogether depending on the performance of all three elements. A target payout would require achieving very aggressive goals that are generally not fully achieved.

1. Corporate Performance

Payout under the KEBP is subject to the Company attaining a certain financial performance milestone established by the Committee (the "Financial Milestone"). In 2011, the Committee established the Financial Milestone based on a percentage of the Company's non-generally accepted accounting principles profit before taxes percentage ("non-GAAP PBT%") (which excludes, among other things, stock-based compensation, acquisition-related expenses, impairments to goodwill, gains or losses on divestitures, investment-related gains and losses, restructuring costs, minority interests and related tax effects and other one-time costs or benefits). The Financial Milestone for fiscal 2011 was increased 25% from the prior fiscal year. There is no payout if the non-GAAP PBT% is 15% or less. Once non-GAAP PBT% reaches 15%, the plan scales linearly to 100% of the bonus target upon achievement of 25% non-GAAP PBT%. The plan continues to scale linearly up to a cap of 200% once non-GAAP PBT% reaches 35% - a level that has never been obtained in the Company's history. Below is a chart illustrating the floor, target and maximum payout thresholds:



PBT FACTOR
PBT FACTOR %
200%
150%
100%
50%
0%
0%
15%
25%
35%
0%
5%
10%
15%
20%
25%
30%
35%
40%
PBT %

2. Individual Performance

The second element to the KEBP is the achievement of individual performance objectives. These individual performance objectives, also known as "CSFs," are measurable quarterly and annual performance goals that are identified by our executive officers or CEO and reviewed, modified as appropriate, and approved by our CEO in advance of each review period. NEO's typically designate between ten (10) and fifteen (15) CSFs per quarter and for the year.

CSFs for each period are scored on a scale of 0 to 100%, with each CSF representing a specific point value based on its importance to the Company and/or its level of difficulty. Specific scoring parameters that are used to determine whether the CSF has been achieved are also identified in advance in writing. At the end of each fiscal quarter, or fiscal year, as applicable, our executive officers "score" their CSFs based on the scoring parameters previously established. This score is reviewed, adjusted if necessary, and approved by our CEO. The specific CSFs designated for each executive officer often vary from quarter to quarter, and may include Company metrics, divisional metrics and individual performance metrics. Historically, our NEOs do not achieve 100% of their CSFs. In fiscal 2011, our NEOs scored between 33% and 108% on their CSFs and in fiscal 2010, they scored between 87% and 93% on their CSFs.

Proxy Statement

3. Executive Officer Performance

The third element to the KEBP is executive officer performance (the "EO Factor"). The EO Factor, regardless of the individual's CSF achievement, can only reduce each NEOs KEBP payment. The EO Factor is determined by using the lower of the CEO CSF score or the NEO CSF score to determine an EO Factor. The EO Factor is determined as follows:

If the LOWER of the CEO CSF score and NEO CSF score is:	**Then the EO Factor is:**
80.0 or higher	100%
65.0 or higher, and less than 80.0	50%
Less than 65.0	0%

The EO Factor has typically reduced KEBP payouts to NEOs at least once per year over the last few years, including most recently in the fourth quarter of fiscal 2011. The EO Factor further demonstrates the link between pay and performance under the Company's incentive cash compensation plans.

Payout under KEBP

To be eligible for a KEBP payment, the KEBP participant must still be employed by the Company on the payment date. There are 5 payouts under the KEBP. Quarterly payouts under the KEBP are made in the quarter following the measuring period, and the payout for the annual target is made within the first quarter following the applicable year.

Payouts under KEBP may be higher or lower based on the Company's results and an individual's CSF score, such that each NEO is motivated and challenged to achieve both short and long-term goals for the Company. The principles of a payout under KEBP are embedded in the following formula established by the Committee, which reflects how each incentive cash bonus payment is determined:

$$\textbf{Annual Base Pay} \times \frac{\textbf{Incentive Target Level\%}}{\textbf{5}} \times \begin{array}{c}\textbf{Financial}\\ \textbf{Performance}\\ \textbf{Metric \%}\\ \textbf{Achievement}\end{array} \times \begin{array}{c}\textbf{CSF}\\ \textbf{Score}\end{array} \times \textbf{EO Factor}$$

Performance Bonus Plan

Our CEO was the only participant under the PBP in fiscal year 2011, and is currently the only participant. A PBP participant is not eligible to participate in the KEBP. The PBP was designed to maintain the corporate tax deduction under Internal Revenue Code Section 162(m) for certain variable cash compensation paid to an executive officer to the extent such compensation exceeds $1 million in any one year.

Under the PBP, participants are eligible to receive cash payments based upon the attainment and certification of certain objective performance criteria established by the Committee. The performance measures for any performance period are one or more objective performance criteria, applied to either the Company as a whole or, except with respect to stockholder return metrics, to a region, business unit, product line, affiliate or business segment, and measured either on an absolute basis or relative to a pre-established target, to a previous period's results or to a designated comparison group, in each case as specified by the Committee. Financial metrics may be determined in accordance with U.S. generally accepted accounting principles ("GAAP"), in accordance with International Accounting Standards Board ("IASB") principles or may exclude any items otherwise includable under GAAP or IASB principles.

The PBP operates exactly like the KEBP. It contains a corporate performance metric and individual performance metrics. Similar to KEBP, in 2011, the Committee established non-GAAP PBT% as the PBP quarterly and annual corporate performance metric and it is calculated using the same formula described above. In addition, our CEO has individual performance objectives, or CSF's, on a quarterly and annual basis. Our CEO's CSFs are submitted to, reviewed, modified as appropriate, and approved by the Board. Following each quarter, the CEO's score is then reviewed, adjusted if necessary, and approved by the Committee. Like the KEBP, even where the Company's goal has been achieved, the actual payout is subject to reduction based on the CEO's CSF score for the period. If the CEO's CSF score for the period is more than 65.0% but less than 80.0%, then the CEO's PBP payment is reduced by 50% for that period. If the CEO's CSF score for the period is less than 65.0%, then the CEO's PBP payment is reduced to zero for that period.

The PBP, like KEBP, has quarterly and annual components. Our Committee retains the discretion to reduce or eliminate any PBP award that would otherwise be payable.

Design Bonus Plan:

The Design Bonus Plan was instituted in 2010 to incentivize design and engineering efforts at the Company. The DBP is available to all employees who are design engineers and certain product development engineers. Mr. Keswick was the only NEO who participated in the DBP in fiscal year 2011. Participants in the DBP are eligible to receive an incentive multiplier ("IM") of 2X their cash incentive compensation for on-time performance and up to 5X for delivering First 100 Engineering Samples ("ES100"), a significant product development milestone, ahead of schedule. To participate in the DBP, eligible NEO's must put at-risk 10% of their quarterly base salary and 50% of what would be earned under the quarterly KEBP. Actual payout under the DBP is measured by evaluating progress of the project made relative to the original schedule from the first day of the quarter to the last day of the quarter. The IM is calculated based on the percentage achievement ahead or behind on the project during that quarter. If the IM does not reach a certain level of achievement, then a component of the quarterly bonus payment will be further subject to a vesting period. The funds will vest upon reaching certain achievement levels and are subject to scaling factors based on the difference between the original commitment and actual performance.

Payouts under the DBP are calculated as follows:

Pay Out (current period) = (50% of KEBP earned + 10% of quarterly base salary) * Incentive Multiplier (up to 1.5 on each project)

Bonus payments for an IM greater than 1.5 are payable once the ES100 milestone is achieved, and are subject to an ES100 scaling factor, which can range from 0% to 150%. The formula for these additional payments are as follows:

Pay Out (future vesting, paid at ES100) =
(50% of KEBP + 10% of quarterly base salary) * Incentive Multiplier (above 1.5 on each project) * ES100 Scaling Factor

Performance-Based Restricted Stock Units ("PARS"). Our equity program is intended to provide a long-term incentive to help (1) achieve our business objectives, (2) attract, motivate and retain key talent, and (3) align our executives' interests with stockholders' interests. Our 1994 Stock Plan (the "Plan") permits us to grant service-based awards and long-term performance-based awards, including our PARS program that we adopted in 2007 to retain and incentivize key employees.

In 2007, under the PARS program, we awarded performance-based vesting restricted stock units ("RSUs") to key employees, including our NEOs and our other executive officers. Our executive officers, including our NEOs, have not received any other standard awards since the PARS grant in 2007, when we granted a five-year tranche of PARS that could be earned from 2007 through 2011, subject to achieving annual performance metrics. The Committee releases all earned shares following certification that the applicable performance milestone has been achieved, net of all federal and state withholding tax requirements. Following final certification by the Committee, if the performance milestone is not achieved in full, the portion of the target shares for that particular performance milestone in the given period is forfeited and returned to the Plan.

Neither Mr. Rodgers nor any of our Named Executive Officers received a new grant in 2011. For achievement in fiscal 2011 of the last tranche of the 2007 PARS award, please refer to *"Fiscal 2011 Performance-Based Restricted Stock."*

Non-Qualified Deferred Compensation. The Company also maintains an unfunded, nonqualified deferred compensation plan which allows eligible participants, including executive officers, to voluntarily defer receipt of a portion or all of their salary or cash bonus payment, as the case may be, until the date or dates elected by the participants, thereby allowing the participating employees to defer taxation on such amounts. Refer to the table entitled *"Deferred Compensation Plan"* for employee contributions and performance under this benefit plan in fiscal 2011.

Fiscal 2011 Executive Compensation Actions

2011 Base Salary

We target executive officers' base salaries at approximately the 50th percentile of base salaries for similar positions in our peer group companies. In May 2011, as part of its annual review of executive compensation, the Committee reviewed the base salaries of our NEOs focusing on the competitiveness of salaries and bringing base salaries closer to the 50th percentile. Based on that review, our Named Executive Officers other than our CEO, received salary increases ranging between 2.8% and 4.2% bringing their base salary to the approximate median level among our peer group companies. These increases in base salary were consistent with increases seen in our competitive markets. Below is a summary of the salary changes of our NEOs in fiscal 2011:

Name	Previous Annual Base Salary	2011 Salary	% Increase
T.J. Rodgers	$600,000	$600,000	0
Brad W. Buss	$337,404	$347,527	3.0
Paul Keswick	$320,110	$329,073	2.8
Christopher Seams	$378,804	$394,714	4.2
Norman Taffe	$293,213	$303,182	3.4

2011 Incentive Cash Compensation

Key Employee Bonus Plan (KEBP)

In 2011, the incentive cash compensation target percentage for our executive officers remained the same as in previous years and was targeted to provide an above-median opportunity of 80% of base salary for all of the Named Executive Officer under our KEBP program. No executive officer achieved the targeted total cash compensation for each performance period either in 2010 or 2011.

The quarterly and annual plan non-GAAP PBT% targets, our actual non-GAAP PBT% achievement, and the percentage of achievement against plan for our 2011 fiscal year are set forth in the following table (percentage achievement is calculated on a linear scale where 15% is zero and 25% is at 100%):

2011 Fiscal Year Period	Plan Non-GAAP PBT% Target	Non-GAAP PBT% Achieved	Percentage Achievement Against Target
First Quarter	25.0%	21.2%	61.9%
Second Quarter	25.0%	24.7%	97.4%
Third Quarter	25.0%	26.7%	117.4%
Fourth Quarter	25.0%	23.2%	82.3%
Annual	25.0%	24.1%	90.7%

In determining the amount of cash incentive pay payable under the KEBP, the Committee uses the final CSF scores for the given review period as a component in the formulas that determine the bonus to be paid under each plan. In order to apply its discretion to reduce the maximum payout under the KEBP, the Committee considers the participant's CSF score for the applicable period. Below is a summary of the Named Executive Officers' 2011 quarterly and annual CSF performance goals:

Brad W. Buss. In 2011, our chief financial officer, Mr. Brad W. Buss' annual and quarterly CSFs included, deploying new financial systems and processes, obtaining stockholder approval for additional shares under our 1994 Stock Plan, implementing a dividend program, implementing initiatives with distributors, executing strategies for improved shareholder returns, revenue and profit improvement, and implementing our world class profit initiative. Mr. Buss also had quarterly goals related to achieving certain cost savings, hiring key employees and other workforce development initiatives, executing patent monetization strategies, executing certain legal and business development strategies, improving certain business processes, and implementing programs to make it easier for customers to do business with Cypress.

Paul Keswick. In 2011, our executive vice president of New Product Development, Mr. Paul Keswick's annual and quarterly CSFs included developing and executing various plans for 2011 product launches, new product development, improving several of Cypress's business processes, and improving product design processes and cycle time. Mr. Keswick also had quarterly goals related to product research and development, the creation of system designs methods and tools, employee development and formulating and implementing several engineering and manufacturing initiatives.

Christopher Seams. In 2011, our executive vice president of Sales and Marketing, Mr. Christopher Seams' annual and quarterly CSFs included implementing a new enterprise CRM software system, employee development and other organizational goals, initiating strategies for revenue growth, increasing profit, market penetration and new design wins, and implementing programs to make it easier for customer to do business with Cypress. Mr. Seams also had quarterly goals related to product launches, achieving certain revenue performance targets, developing and implementing programs to improve our customer base for specific product lines, implementing our cost saving initiatives, and other strategic initiatives for product marketing and distribution.

Norman Taffe. In 2011, our executive vice president of the Consumer and Computation Division, Mr. Norman Taffe's 2011 annual and quarterly CSFs included implementing various cost-reduction strategies, increasing market share, exploring next generation products, and achieving specific product quality goals. Mr. Taffe also had quarterly goals related to various product launches, achieving specific cycle time and customer service standards, achieving certain financial metrics, improving business processes within his organization and employee development.

Below is a historical table that shows two-year performance achievement by our Named Executive Officers under KEBP (achievement as a percentage of target):

	2010						2011					
KEBP	**Q1**	**Q2**	**Q3**	**Q4**	**ANNUAL**	**AVERAGE**	**Q1**	**Q2**	**Q3**	**Q4**	**ANNUAL**	**AVERAGE**
Brad W. Buss	89%	129%	143%	126%	58%	109%	59%	89%	108%	38%	84%	76%
Paul Keswick	84%	108%	76%	112%	58%	88%	58%	79%	44%	35%	35%	47%
Christopher Seams	81%	117%	143%	123%	60%	105%	57%	82%	108%	34%	78%	72%
Norman Taffe	84%	120%	142%	115%	48%	102%	58%	38%	99%	38%	75%	62%

Performance Bonus Plan ("PBP")

In 2011, the incentive cash compensation target percentage for our CEO remained the same as in previous years and was targeted to provide an above-median opportunity of 175% of base salary under the PBP.

The Non-GAAP PBT% under the PBP was the same payout as described above under the 2011 KEBP.

In 2011, our chief executive officer, Mr. T.J. Rodgers' annual and quarterly CSF performance goals included, enhancing the distributor program, strategies for reducing operating expense, increasing revenue, improving gross margin and achieving other financial metrics, achieving certain design win metrics, implementing our manufacturing initiatives, executing certain legal initiatives, implementing the stock buyback program, company-wide workforce initiatives, new product development and launches, and implementing programs to make it easier for customers to do business with Cypress, including responsiveness to customers.

Below is a historical table that shows a two-year performance percentage achievement by our CEO under PBP (achievement as a percentage of target):

	2010						2011					
PBP	**Q1**	**Q2**	**Q3**	**Q4**	**ANNUAL**	**AVERAGE**	**Q1**	**Q2**	**Q3**	**Q4**	**ANNUAL**	**AVERAGE**
T.J. Rodgers	84%	131%	143%	113%	49%	104%	61%	87%	101%	33%	79%	72%

Design Bonus Plan (DBP)

In 2011, Mr. Paul Keswick, our Executive Vice President of New Product Development, is the only NEO who participated in the DBP. Mr. Keswick's IM is calculated for each period based on a weighted average of the performance of active new product projects compared to their original schedules.

Below is a historical table that shows Mr. Keswick's IM achievement under DBP over the last six quarters. Mr. Keswick did not begin participating in the DBP until the third quarter of fiscal 2010:

		2010					2011				
DBP Incentive Multiplier		**Q1**	**Q2**	**Q3**	**Q4**	**AVERAGE**	**Q1**	**Q2**	**Q3**	**Q4**	**AVERAGE**
Paul Keswick	Paid in Current Period	N/A	N/A	0.76	1.25	1.01	1.13	1.16	0.91	0.76	0.99
	Vested for Possible Future Payout	N/A	N/A	0.65	0.91	0.78	1.63	1.39	0.50	0.88	1.10
	Total	N/A	N/A	1.41	2.16	1.79	2.76	2.55	1.41	1.64	2.09

2011 PARS

In early 2011, the Committee set the performance goals under which participants were eligible to earn their PARS. The four milestones for 2011 PARS were as follows:

Milestone #1

30% of total targeted PARS awards could be earned if Cypress's stock appreciation was 5.0 percentage points or greater than the SOXX calculated from December 31, 2010 versus December 31, 2011 ending stock price. The payout for this milestone adjusted on a linear scale down to 0% if Cypress's stock performance was less than SOXX by greater than 5.0 percentage points. If Cypress's stock price performance was greater than SOXX at the end of the measurement period, but Cypress stock return was negative for the measurement period then the payout for this milestone was set at 50% as long as Cypress appreciation is at least 5.0 percentage points better than SOXX. For fiscal year 2011 this milestone did not pay out. While Cypress's stock price performance of -9.10% was greater than the SOXX at -11.51%, it was not at least 5.0 percentage points better than SOXX, so therefore no payout was earned under this milestone.

Milestone #2

30% of total targeted PARS awards could be earned if Cypress achieved a 25.0% or greater non-GAAP annual profit before taxes % for the fiscal year 2011. The payout adjusted on a linear scale down to 0% if the non-GAAP annual PBT% for fiscal year 2011 was 15.0% or less. For fiscal year 2011 this milestone paid out at 90.7% of the target as the non-GAAP PBT% achieved was 24.1%.

Milestone #3

20% of total targeted PARS awards could be earned if total revenue for 2011 was greater than $1.020 billion. The payout for this milestone adjusted on a linear scale down to 0% payout if revenue was equal to or less than $883 million. For fiscal year 2011 this milestone paid out at 81.9% of the target as the 2011 revenue achieved was $995.2 million due to the industry downturn, which negatively impacted revenue in the fourth quarter of fiscal 2011.

Milestone #4

20% of total targeted PARS awards could be earned if the revenue from the PSoC family of products defined as -PSoC1/3/5, True Touch, PPSoC, ONS, Trackpad - for fiscal 2011 was equal to $375 million. This milestone adjusted on a linear scale down to a 0% payout if revenue from the PSoC family of products was equal to or less than $312 million. The Committee used its discretion to award an overachievement in this milestone by accelerating the vesting of the total target PARS awards that otherwise would have been forfeited under Milestone #1, to reward the performance reflected by the PSoC revenue totaling $409.7 million and achieving 155.1% of the target for fiscal 2011.

The following table sets forth the maximum targeted shares that could be earned in 2011 by our Named Executive Officers under PARS and the actual payouts, as approved by the Compensation Committee for our Named Executive Officers. The total overall achievement under the PARS program in fiscal 2011 was 74.6% of target, the lowest percentage achieved under the PARS program for the last five years. Due to not achieving 100% of the targeted shares, 511,012 shares previously granted to our NEOs were forfeited and returned to the Company's equity pool in February 2012.

Named Executive Officer	2011 Maximum Target Shares	Total Number of Shares Earned in 2011	Additional Shares Earned (1)	Total Shares Released	Percentage Achieved (%)
Mr. Rodgers	659,235	419,290	72,658	491,948	74.6
Mr. Buss	412,021	262,055	45,411	307,466	74.6
Mr. Keswick	329,618	209,645	36,329	245,974	74.6
Mr. Seams	329,618	209,645	36,329	245,974	74.6
Mr. Taffe	283,265	180,163	31,220	211,383	74.6

(1) These shares represent the acceleration of outstanding awards that otherwise would have been forfeited and for accounting purposes are treated as new awards. The Committee approved the vesting acceleration as a result of the Company's overachievement on its PSoC revenue milestone which well exceeded the target and achieved record revenues in fiscal 2011. As these shares were approved and the vesting acceleration was determined in fiscal 2012, the related compensation cost of these awards as determined pursuant to ASC 718 will be included in our Consolidated Statement of Operations for fiscal 2012.

Other Compensation Practices

The Role of the Compensation Committee

The Committee:

- establishes the performance objectives for our chief executive officer and other Named Executive Officers and evaluates and adjusts their compensation based on achievement of those objectives;
- formulates, approves, reviews and modifies the compensation of the Company's directors and executive officers;
- oversees the administration of the Company's compensation plans;

- recommends to the Board for approval the Company's compensation plans, policies and programs;
- reviews, revises in its discretion, and approves the annual merit and stock budgets for focal salary increases and equity grant awards for all eligible employees;
- reviews and revises in its discretion the annual benefit changes made by the Company with respect to its employees;
- oversees equity plans of the Company's subsidiaries; and
- oversees annual risk analysis of our compensation policies and programs, including the clawback policy.

The Role of Compensation Consultants

Buck Consultants, LLC, an independent compensation consulting firm is engaged as a consultant by the Committee, reports directly to the Committee, and assists the Committee in determining the appropriate executive compensation for our Named Executive Officers. This is done, in part, by comparing the current salary, bonus, and equity awards of our Named Executive Officers to comparable positions at peer group companies. Buck Consultants is independent from the Company, has not provided any services to the Company other than to the Committee, and receives compensation from the Company only for services provided to the Committee. The Committee typically asks Buck Consultants to attend the Committee's regular meetings and many of the Committee's special meetings, including executive sessions of the Committee at which management is not present.

The Role of Executive Officers in Determining Executive Compensation

Other than our chief executive officer, who participates in setting the compensation of the other executive officers through his recommendations to the Committee, our executive officers do not directly participate in determining their compensation. Our chief executive officer does not participate directly in setting his own compensation. However, our executive officers, including our chief executive officer, do participate indirectly by initially proposing their quarterly and annual goals (subject to review, revision and approval), the achievement of which impacts their variable cash compensation under our cash incentive plans. Mr. Rodgers' salary, bonus and equity grants are determined by the Committee after considering the peer group analysis undertaken by our consultant, Mr. Rodgers' job performance, the responsibilities of his position, and Company performance.

Prohibition on Derivative Trading

We prohibit derivative transactions in our Company stock by officers and directors directly or indirectly. Specifically, a director or an officer may not, at any time:

- directly or indirectly sell any equity security, including derivatives, of the Company if he or she (1) does not own the security sold, or (2) if he or she owns the security, does not deliver it against such sale (a "short sale against the box") within twenty days thereafter, or does not within five days after such sale deposit it in the mails or other usual channels of transportation.
- engage in short sales, which means any transaction whereby one derives a benefit from a decline in the Company's stock price. This includes buying put options on the Company's stock.

Clawback Policy

In 2011, we adopted a clawback policy under which our Named Executive Officers may be required to return incentive compensation payments to us if (i) he or she engaged in intentional misconduct pertaining to any financial reporting policy, (ii) there is a material negative revision of a financial or operating measure on the basis of which incentive compensation was awarded or paid to the employee, or (iii) he or she engaged in any fraud, theft, misappropriation, embezzlement or dishonesty. In all circumstances, the Committee will have the ability to exercise discretion with respect to all reimbursements under the Clawback Policy. We intend to fully comply with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") regarding clawback policies once the SEC provides final rules and regulations.

Perquisites and Other Benefits

Cypress does not provide any perquisites to its Named Executive Officers.

Company's policy on IRS 162(m)

Our management and the Committee have considered the implications of Section 162(m) of the Internal Revenue Code of 1986. This section precludes a public corporation from taking a tax deduction for individual compensation in excess of $1 million for its chief executive officer or certain other executive officers. This section also provides for certain exceptions to this limitation, including compensation that is performance-based within the meaning of Section 162(m). Our Performance Bonus Plan enables us to qualify more compensation as deductible performance-based compensation. Many of our executive compensation plans are designed to qualify payments thereunder as deductible performance-based compensation. In order, however, to preserve flexibility in designing our compensation programs, not all amounts we pay may qualify for deductibility.

Severance/Change in Control Compensation

None of our Named Executive Officers have contractual severance or change-in-control benefits.

Fiscal 2012 Executive Compensation Actions

Incentive Cash Compensation.

The Board and the Committee have approved the financial performance metrics required for 2012 KEBP and PBP payouts to Named Executive Officers, as well as the individual performance goals for each of our Named Executive Officers. Similar to fiscal 2011, for fiscal 2012, the Committee has established a non-GAAP PBT% target as the corporate performance financial metric for both the KEBP and PBP. We cannot predict with any degree of certainty how difficult it will be to achieve the 2012 financial targets under KEBP or PBP. Even where the Company's financial targets are achieved, it is also unpredictable how the CSF score of each executive officer will impact his actual payout, or how our chief executive officer's score will impact the actual payout.

Performance-based Restricted Stock.

In March 2012, the Committee approved the 2012 PARS Program. This is the first equity grant for our NEO's, including our chief executive officer, since the PARS program in 2007. Unlike the 2007 PARS program, under the 2012 PARS program, equity grants will be made on an annual basis, rather than a multi-year basis, so that they can be adjusted annually to reflect market conditions. Equity grants made under the 2012 PARS program are subject to achieving financial, operational, strategic or market share performance milestones established by the Committee and might result in total compensation packages that are higher than targeted market positions if all performance-related milestones were achieved. There are 3 levels of grants under the 2012 PARS program: the Core Grant, Tier 1 Grant and Tier 2 Grant. The number of shares granted to each executive under the Core Grant is expected to be reduced by approximately 50% from the previous 2011 targeted PARS level. If the Company meets 100% of its performance milestones under the Core Grant and Tier 1 Grant, the maximum number of shares granted to each executive is approximately 75% of the previous 2011 targeted PARS level and if the

Company meets 100% of its performance milestones under the Core Grant plus the Tier 1 and Tier 2 Grants, then the maximum number of shares granted to each executive is approximately 87.5% of the previous 2011 targeted PARS level. There is no overachievement possible under any of the Core Grant, Tier 1 or Tier 2 Grants. Upon certification and confirmation by the Committee, the earned shares for the Core Grant and Tier 1 Grant shares will be delivered within a reasonable time following certification and will be 100% vested at grant. Tier 2 shares will have a twelve month cliff vest following certification of the milestone attainment.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

The information in this report shall not be deemed to be "soliciting material" or "filed" with the Securities and Exchange Commission or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), except to the extent that Cypress specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended or the Exchange Act.

We have reviewed and discussed the foregoing Compensation Discussion and Analysis (which is incorporated by reference in this report) with management. Based on our review and discussion with management, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and in Cypress's Annual Report on Form 10-K for the year ended January 1, 2012.

COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

Eric A. Benhamou, Chairman
Lloyd Carney
James R. Long

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows compensation information for fiscal 2009, 2010 and 2011 for the Named Executive Officers.

Name and Principal Position	Year	Salary[1] ($)	Bonus ($)	Stock Awards[2] ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation[3] ($)	All Other Compensation ($)	Total Compensation ($)
T.J. Rodgers President, Chief Executive Officer and Director	2011	669,227	—	11,460,141	—	757,087	—	12,886,455
	2010	598,766	—	7,239,062	—	1,092,807	262,449[4]	9,193,084
	2009	594,221	—	6,104,336	—	536,952	—	7,235,509
Brad W. Buss Executive Vice President, Finance & Administration, Chief Financial Officer	2011	343,630	—	7,162,590	—	208,561	—	7,714,781
	2010	333,631	—	4,524,414	—	291,212	—	5,149,257
	2009	302,726	—	3,792,160	—	147,649	—	4,242,535
Paul D. Keswick Executive Vice President, New Product Development	2011	325,629	—	5,730,062	—	158,711	—	6,214,402
	2010	319,527	—	3,619,531	—	276,770	—	4,215,828
	2009	297,887	—	3,409,668	—	70,542	—	3,778,097
Christopher A. Seams, Executive Vice President, Sales and Marketing	2011	407,356	—	5,730,062	—	225,293	—	6,362,711
	2010	373,461	—	3,619,531	—	322,392	—	4,315,384
	2009	340,393	—	3,409,668	—	173,446	—	3,923,507
Norman P. Taffe Executive Vice President, Consumer and Computation Division	2011	299,349	—	4,924,279	—	148, 412	—	5,372,040
	2010	289,427	—	3,110,534	—	255,514	—	3,655,475
	2009	265,552	—	2,930,168	—	102,338	—	3,298,058

1. Represents actual salary earned in fiscal years 2011, 2010 and 2009. Salary includes base pay and payment in respect of accrued vacation and holidays. The 2009 salary reflects a Company-wide temporary pay reduction implemented commencing in the second quarter of 2009. At the beginning of the fourth quarter of fiscal year 2009, annual base salaries were reinstated for all employees except for our executive officers, whose salaries were reinstated at the beginning of fiscal 2010. The 2010 salary includes $23,661 paid to Mr. Rodgers, $9,644 paid to Mr. Buss, $12,724 paid to Mr. Keswick, $14,545 paid to Mr. Seams, and $11,339 paid to Mr. Taffe in connection with our Company's mandatory shut down. As part of our cost cutting measures, in November and December 2009, and January 2010, our offices were closed for some days and employees were required either to go without pay for the period, or take unused time-off. The 2011 salary reflects paid-time-off cash out by Mr. Rodgers of $69,230.

2. Amounts shown do not reflect compensation actually received by the Named Executive Officer. Instead, the amounts reported above in the "Stock Awards" column represents the aggregate grant date fair value of stock awards and option awards granted in the respective fiscal years assuming the highest level of performance (100% achievement), as determined pursuant to ASC 718. The assumptions used to calculate the value of stock awards are set forth in Note 7 of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for fiscal 2011 filed with the SEC on February 24, 2012. In fiscal 2011, the following shares of restricted stock units were earned by the Named Executive Officers: Mr. Rodgers, 491,948 shares; Mr. Buss, 307,466 shares; each of Messrs. Keswick and Seams, 245,974 shares; and Mr. Taffe, 211,383 shares. The fair value amounts disclosed for 2009 also include the adjustments made in 2009 by our Committee in connection with 2008 PARS. The Committee in its review of the performance achievements under 2008 PARS exercised its discretion under

our 1994 Stock Plan and adjusted the calculation methodology for certain performance milestones under 2008 PARS. In connection with said adjustment, the Company incurred a charge of $4,995,900 with respect to additional shares that our Named Executive Officers earned under 2008 PARS. Of the $4,995,900 charge, $1,308,400 was with respect to additional shares earned by Mr. Rodgers, $794,700 for Mr. Buss, $1,011,700 for each of Messrs. Keswick and Seams, and $869,400 for Mr. Taffe.

3. Includes bonus amounts earned under our KEBP, PBP and DBP for services rendered in the respective fiscal years.

4. Reflects government fees and related expenses paid in connection with a Hart-Scott-Rodino (HSR) filing that was required on behalf of Mr. Rodgers due to his substantial ownership of Cypress common stock.

The next table show all plan-based awards granted to the Named Executive Officers during fiscal year 2011.

GRANTS OF PLAN-BASED AWARDS

Fiscal Year Ended January 1, 2012

Name and Principal Position	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1] Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards[2] Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/SH)	Grant Date Fair Value of Stock and Option Awards ($)
T.J. Rodgers President, Chief Executive Officer and Director	Q1	—	210,000	420,000	—	—	—	—	—	—	—
	Q2	—	210,000	420,000	—	—	—	—	—	—	—
	Q3	—	210,000	420,000	—	—	—	—	—	—	—
	Q4	—	210,000	420,000	—	—	—	—	—	—	—
	Annual	—	210,000	420,000	—	—	—	—	—	—	—
Brad W. Buss Executive Vice President, Finance and Administration, Chief Financial Officer	Q1	—	53,505	107,009	—	—	—	—	—	—	—
	Q2	—	55,604	111,208	—	—	—	—	—	—	—
	Q3	—	55,604	111,208	—	—	—	—	—	—	—
	Q4	—	55,604	111,208	—	—	—	—	—	—	—
	Annual	—	55,604	111,208	—	—	—	—	—	—	—
Paul D. Keswick Executive Vice President, New Product Development	Q1	—	59,221	347,319	—	—	—	—	—	—	—
	Q2	—	60,879	357,044	—	—	—	—	—	—	—
	Q3	—	60,879	357,044	—	—	—	—	—	—	—
	Q4	—	60,879	357,044	—	—	—	—	—	—	—
	Annual	—	52,652	105,303	—	—	—	—	—	—	—
Christopher A. Seams Executive Vice President, Sales and Marketing	Q1	—	60,609	121,217	—	—	—	—	—	—	—
	Q2	—	63,154	126,308	—	—	—	—	—	—	—
	Q3	—	63,154	126,308	—	—	—	—	—	—	—
	Q4	—	63,154	126,308	—	—	—	—	—	—	—
	Annual	—	63,154	126,308	—	—	—	—	—	—	—
Mr. Norman P. Taffe Executive Vice President, Consumer and Computation Division	Q1	—	46,914	93,828	—	—	—	—	—	—	—
	Q2	—	48,509	97,018	—	—	—	—	—	—	—
	Q3	—	48,509	97,018	—	—	—	—	—	—	—
	Q4	—	48,509	97,018	—	—	—	—	—	—	—
	Annual	—	48,509	97,018	—	—	—	—	—	—	—

1. Represents awards granted under KEBP, PBP and DBP, which were earned based on performance in 2011. These columns show the awards that were possible at the threshold, target and maximum levels of performance. The column titled "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table shows the actual awards earned in 2011 by our named executive officers under these incentive cash plans.

2. None of our named executive officers received any new additional equity grants in 2011.

OUTSTANDING EQUITY AWARDS

Fiscal Year Ended January 1, 2012

	Option Awards[1]					Stock Awards[1]			
Name and Principal Position	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised/ Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Units of Stock Unvested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested[2] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested[3] ($)
T.J. Rodgers President and Chief Executive Officer	1,442,077	—	—	5.18	01/02/14	—	—	—	—
	1,442,077	—	—	3.53	02/25/15	—	—	—	—
	3,028	—	—	8.83	02/25/15	—	—	—	—
	5,306	—	—	3.53	02/25/15	—	—	—	—
	1,751,093	—	—	3.53	06/30/16	—	—	—	—
	—	—	—	—	—	—	—	659,235[4]	11,134,479
Brad W. Buss Executive Vice President, Finance and Administration, Chief Financial Officer	90,699	—	—	3.70	08/15/15	—	—	—	—
	209,016	—	—	3.70	08/15/15	—	—	—	—
	131,847	—	—	3.99	10/27/16	—	—	—	—
	—	—	—	—	—	—	—	412,021[4]	6,959,035
Paul D. Keswick Executive Vice President, New Product Development	18,541	—	—	1.79	03/27/13	—	—	—	—
	247,213	—	—	4.76	10/23/13	—	—	—	—
	37,082	—	—	3.53	02/25/15	—	—	—	—
	123,606	—	—	3.99	10/27/16	—	—	—	—
	—	—	—	—	—	—	—	329,618[4]	5,567,248
Christopher A. Seams Executive Vice President, Sales and Marketing	19,365	—	—	4.16	08/22/13	—	—	—	—
	370,819	—	—	5.18	01/02/14	—	—	—	—
	288,415	—	—	3.53	02/25/15	—	—	—	—
	112,245	—	—	3.99	10/27/16	—	—	—	—
	—	—	—	—	—	—	—	329,618[4]	5,567,248
Norman P. Taffe Executive Vice President, Consumer and Computation Division	41,202	—	—	4.76	10/23/13	—	—	—	—
	15,366	—	—	3.99	10/27/16	—	—	—	—
	—	—	—	—	—	—	—	283,265[6]	4,784,346

1. The grants reported above in the "Option Awards" and "Stock Awards" columns were awarded under our 1994 Stock Plan. The numbers reflect adjustments made, pursuant to which existing awards were multiplied by the Spin-Off Ratio of 4.12022 to reflect the change in market value of the Company's common stock following the distribution to the Company's stockholders of SunPower Corporation class B common stock in connection with the Spin-Off.

2. In 2007, all of our Named Executive Officers received PARS that can be earned ratably over five years if certain performance milestones were met. Performance milestones are set annually by the Committee and the Committee determines if the performance milestones have been achieved annually. The number in the column represents maximum number of shares achievable in fiscal 2011.

3. The market value of stock awards was determined by multiplying the number of shares by the closing price of Cypress common stock of $16.89 on December 30, 2011, the last trading day of fiscal 2011, as reported on the Nasdaq Global Select Market.

4. On February 23, 2012, the Compensation Committee determined that 74.62% of the performance-based restricted stock grant was earned based upon the achievement of the corporate performance goals. Actual award amounts earned were Mr. Rodgers, 491,948 shares; Mr. Buss, 307,466 shares; each of Messrs. Keswick and Seams, 245,974 shares; and Mr. Taffe, 211,383 shares.

OPTION EXERCISES AND STOCK VESTING

Fiscal Year Ended January 1, 2012

Name of Executive Officer	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized Upon Exercise[1] ($)	Number of Shares Acquired Upon Vesting (#)[2]	Value Realized Upon Vesting ($)
T.J. Rodgers	2,801,749	51,863,118	654,983	13,931,488
Brad W. Buss	364,137	6,638,551	418,154	8,838,759
Paul D. Keswick	—	—	335,732	7,089,101
Christopher A. Seams	365,458	4,857,812	334,908	7,076,766
Norman P. Taffe	523,626	8,944,452	289,129	6,101,320

1. Amount shown reflects the difference between the option exercise price and the sale price of the underlying shares multiplied by the number of shares covered by the option.

2. Amount shown reflects total number of shares that vested in 2011. The actual amount released to the Named Executive Officers was net of shares withheld to pay the taxes due upon vesting. The actual shares received by Named Executive Officers were substantially less due to required federal and state withholding taxes.

NON-QUALIFIED DEFERRED COMPENSATION

Fiscal Year Ended January 1, 2012[1]

Name of Executive Officer	Executive Contribution in the Last Fiscal Year ($)	Registrant Contribution in the Last Fiscal Year ($)	Aggregate Earnings in the Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
T.J. Rodgers	1,333,311	—	(211,151)	—	7,269,539
Brad W. Buss	83,676	—	(856)	—	375,038
Paul D. Keswick	—	—	—	—	—
Christopher A. Seams	87,460	—	(3,517)	—	544,866
Norman P. Taffe	31,948	—	(15,635)	—	327,538

1. There are no guaranteed payments under our deferred compensation plans.

OTHER DISCLOSURES

Compensation Committee Interlocks and Insider Participation

During fiscal year 2011, the following directors were members of our Compensation Committee: Mr. Eric A. Benhamou, Mr. Lloyd Carney, and Mr. James R. Long. None of the Compensation Committee members is or has at any time been an officer or employee of Cypress.

None of Cypress's Named Executive Officers serves, or in the past fiscal year served, as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving on Cypress's Board or Compensation Committee.

Policies and Procedures with Respect to Related Person Transactions

We have adopted a policy that provides that our executive officers, directors, and principal stockholders, including their immediate family members and affiliates, are not permitted to enter into a related party transaction with us without the prior consent of our Audit Committee, or other independent members of our Board in the case it is inappropriate for our Audit Committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, principal stockholder, or any of such persons' immediate family members or affiliates, in which the amount involved exceeds $120,000 must be reviewed and approved by our Audit Committee. All of our directors, executive officers and employees are required to report to our Audit Committee any such related party transaction. Our Audit Committee considers the relevant facts and circumstances available and deemed relevant to the Audit Committee, including, but not limited to the risks, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products, and, if applicable, the impact on a director's independence.

Certain Relationships and Related Transactions

In the first quarter of fiscal 2011, the Company divested its Image Sensor Business to On Semiconductor Corporation ("ON") for $34.0 million (the "ON Transaction"). Mr. J. Daniel McCranie, who serves on our Board, is also the chairman of the board of directors of On Semiconductor and Mr. McCranie abstained from voting on the approval of the divestiture by Cypress. In connection with this divestiture, we entered into a transition service agreement ("TSA") with ON where we act as an agent for them and provide certain services related to shipping, manufacturing, planning and general administrative functions including the billing and collection of shipments to ON customers and payments to vendors for manufacturing activities. As a result of the TSA, at times we had a net payable or receivable to or from ON as we collected receivables and made payments to vendors on behalf of ON. During the third quarter of fiscal 2011, the services that we provided under the TSA ended per the terms of the agreement. No receivable or payable under the TSA was outstanding as of January 1, 2012.

In March 2009, the Company entered into an agreement with Bloom Energy Corporation ("Bloom") to purchase certain energy generation products and related services for a total purchase price of $7,623,670. Mr. Rodgers, the Company's CEO, is on the board of directors of Bloom. Beginning in May 2009, Messrs. Rodgers, Buss, Keswick and certain other officers of the Company, and Mr. Carney, a member of the Company's board of directors, made minor passive investments in Bloom in a standard round at the same price and terms as all other investors. On September 2, 2010, the Company and Bloom amended the agreement to reduce the number of products and services sold under the agreement and reduce the purchase price to $3,043,696 (the "Bloom Transaction"). Under the terms of the amended agreement, the Company actually paid Bloom a total of $3,151,145 as follows: $61,496, $1,553,366 and $1,536,284 in 2011, 2010 and 2009, respectively. As a result of the energy savings features of the Bloom products, the Company received government rebates totaling $2,400,000 in the aggregate, so that the net cost to the Company for the purchase of the Bloom products and services was $751,145.

Apart from service on our Board, and the ON Transaction and the Bloom Transaction, there are no additional relationships between our directors and our Company, nor are there any related party transactions between our directors and our Company. For purposes of this section, "related person" and "transaction" have the meanings contained in Item 404 of Regulation S-K.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors, and persons who own more than 10% of a registered class of our equity securities, to file an initial report of ownership on Form 3 and changes in ownership on Form 4 or 5 with the SEC. Such officers, directors and 10% stockholders are also required by the SEC rules to furnish us with copies of all of the forms they filed to comply with Section 16(a) requirements.

We believe that, during fiscal 2011 and in years prior to 2011, our directors, executive officers, and 10% stockholders complied with all Section 16(a) filing requirements, with the exceptions noted below.

- A late Form 4 report was filed for Dinesh Ramanathan, our Executive Vice President of Programmable Systems Division, on November 16, 2011 to report the sale of 13,145 shares of common stock on December 2, 2010.
- A late Form 5 report was filed for Norman Taffe, our Executive Vice President of Consumer and Computation Division, on November 16, 2011 to report the donation of 2,000 shares of common stock to a charitable organization on December 24, 2009.
- Late Form 5 reports were filed for W. Steve Albrecht, our Chairman of our Audit Committee, on November 16, 2011 to report the donation of 3,300 shares and 5,000 shares of common stock to a charitable organization on June 1, 2009 and November 14, 2007, respectively.
- A late Form 4 report was filed for W. Steve Albrecht, our Chairman of our Audit Committee, on November 16, 2011 to report the sale of 2,000 shares of common stock on September 12, 2008.

In making these statements, we have relied upon examination of the copies of Forms 3, 4, and 5, and amendments to these forms, provided to us and the written representations of our directors, executive officers, and 10% stockholders.

OTHER MATTERS

We know of no other matters to be submitted at the Annual Meeting. If any other matters properly come before the Annual Meeting, it is the intention of the persons named in the enclosed proxy to vote the shares they represent as the Board of Directors may recommend.

It is important that your stock be represented at the Annual Meeting, regardless of the number of shares you hold. You are, therefore, urged to execute and return the accompanying proxy in the envelope provided or to vote by telephone or over the Internet at your earliest convenience.

FOR THE BOARD OF DIRECTORS

Brad W. Buss
Corporate Secretary

Dated: March 30, 2012

THIS PAGE INTENTIONALLY LEFT BLANK

THIS PAGE INTENTIONALLY LEFT BLANK

THIS PAGE INTENTIONALLY LEFT BLANK

THIS PAGE INTENTIONALLY LEFT BLANK

THIS PAGE INTENTIONALLY LEFT BLANK

PSoC® CREATOR™ SOFTWARE: ACCELERATING SYSTEM DESIGN

In 2000, Cypress changed the microcontroller market forever, introducing its revolutionary new PSoC product—a dynamic solution integrating an MCU with programmable digital and analog functions, dramatically accelerating customer time to market. PSoC's development environment, our PSoC Creator software, simplifies and accelerates the design process through the use of "components" – virtual chips with programmable digital and programmable analog capabilities, along with embedded firmware. As shown in the graphic below, PSoC Creator enables designers to drag and drop components into their system from an extensive library of predefined and pretested functions, creating an entire system in the Creator software environment in just four steps. The result is a highly differentiated central processor for feature-rich end products.

Increasingly what this means is that Cypress is a software company as much as a hardware company. Over the past five years, the number of software engineers at Cypress has more than doubled to over 200. Our investment in software and software engineers enables us to produce unique, proprietary solutions with better margins than those of ordinary microcontrollers.

CREATE AN ENTIRE SYSTEM IN SOFTWARE IN JUST 4 STEPS


1) Drag & drop components from the library
Virtual chip:
MFi component
MFi Connectivity
AUDIO_IN
AUDIO_OUT
Virtual
PC board
2) Configure the components' parameters
Configure
MFi component
3) Add your custom firmware
Add firmware to
MFi system
4) Program the chip with your system design
Physically program the configured
system and firmware in a PSoC
from PC to dongle to chip.

PSoC IN Made for iPod | iPhone | iPad DESIGNS

PSoC Creator has more than 100 pre-tested, ready-to-use components in its software library, including a "Made for iPod" (MFi) component that connects a wide range of real-world devices – such as oscilloscopes, medical instruments, karaoke players and even musical instruments – with any product running Apple's proprietary iOS operating system. Apple has certified this MFi connectivity component and selected PSoC 3 as its platform to test new MFi solutions.

MFi CONNECTIVITY MADE EASY WITH PSoC SOFTWARE


MFi
Connectivity
Specification
MFi_1
MFi Connectivity
AUDIO_IN
Rx
Tx
AUDIO_OUT
clock
Interrupt
DMA
4:30

COMPLEX MFi CONNECTIVITY SPECIFICATION...

EMBEDDED IN DRAG & DROP PSoC CREATOR MFi COMPONENT...

TO DEVELOP & PROTOTYPE MFi ACCESSORY USING PSoC...

AND CREATE INNOVATIVE NEW MFi PRODUCTS SUCH AS SONOMA WIRE WORKS' GuitarJack™

CYPRESS SOLUTIONS DRIVE THE WORLD'S BEST END PRODUCTS

TrueTouch® and CapSense® Touch Sensing



Acer's ICONIA™ TAB A100, the industry's first 7-inch tablet based on the Android 3.2 Honeycomb platform, uses Cypress's TrueTouch® *large touchscreen solution* to drive its vivid display.



The NTT docomo PRIME series F-01C mobile phone uses unique, patent-pending TrueTouch technology to enable the touchscreen to operate even when wet.



The Clarion touch panel featured in the dashboard of the *Suzuki* MR Wagon is driven by Cypress's CapSense® touch-sensing solution.



The Sony Mobile Communications *Xperia™ sola phone is the world's first* with "hover" technology that tracks a finger close to, but not touching, the screen. This feature is enabled by technology found only in TrueTouch.

USB 3.0



XIMEA's MQ Series industrial cameras are the world's smallest and fastest. Cypress's EZ-USB® FX-3™ SuperSpeed USB controllers provide 5-Gbps performance, enough to generate 400 Megapixels per second.

ONS Finger Navigation



Samsung's Intercept™ QWERTY mobile phone employs Cypress's OvationONS™ sensor in the optical trackpad modules for easy and intuitive single-handed screen and menu navigation.

PSoC®



Bicom's playGo USB sends media wirelessly from PCs to entertainment systems. PSoC® controls LEDs, an RF module, an infrared receiver and six CapSense *buttons inside the playGo*.



Oscium's iMSO-104 *mixed-signal oscilloscope* uses PSoC 3 to turn this iPad into an electronic instrument.

SRAMs



Juniper Networks' EX8208 Ethernet Switch uses Cypress's QDR™ II+ SRAMs in delivering performance of *960 million packets per second.*



The Aclara UMT-R residential power meter relies on Cypress NVSRAM™ devices to provide fail-safe memory.

CYPRESS
PERFORM

Cypress Semiconductor Corporation 198 Champion Court, San Jose, CA 95134-1709
(408) 943-2600 www.cypress.com